Filed Pursuant to Rule 424(b)(3)
Registration No. 333-116292
PROSPECTUS

Offer to Exchange

all outstanding 9 3/4% Senior Discount Notes due 2014
($577,173,000 aggregate principal amount at maturity)
for
9 3/4% Senior Discount Notes due 2014
which have been registered under the Securities Act of 1933

      The exchange offer will expire at 5:00 p.m., New York City time, on July 28, 2004, unless we extend the offer. We do not currently intend to extend the exchange offer.

•	We are offering to exchange up to $577,173,000 aggregate principal amount at maturity of new 9 3/4% Senior Discount Notes due 2014, or “exchange notes”, which have been registered under the Securities Act of 1933, as amended, for an equal principal amount of our outstanding 9 3/4% Senior Discount Notes due 2014, or “initial notes”, issued in a private offering on March 31, 2004.

•	We will exchange all initial notes that are validly tendered and not validly withdrawn prior to the closing of the exchange offer for an equal principal amount at maturity of exchange notes that have been registered.

•	You may withdraw tenders of initial notes at any time prior to the expiration of the exchange offer.

•	The terms of the exchange notes to be issued are identical in all material respects to the initial notes, except for transfer restrictions and registration rights that do not apply to the exchange notes, and different administrative terms.

•	The exchange notes, together with any initial notes not exchanged in the exchange offer, will constitute a single class of debt securities under the indenture.

•	The exchange of notes will not be a taxable exchange for United States federal income tax purposes.

•	We will not receive any proceeds from the exchange offer.

•	No public market exists for the initial notes. We do not intend to list the exchange notes on any securities exchange and, therefore, no active public market is anticipated.

       See “Risk Factors” beginning on page 16 for a discussion of factors that you should consider before tendering your initial notes.

      Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of these exchange notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for initial notes where such initial notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 12 months after the consummation of the exchange offer, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 29, 2004.

      You should rely only upon the information contained and incorporated by reference in this document. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to exchange these securities in any jurisdiction where the offer or sale is not permitted. You should assume the information appearing in this document is accurate only as of the date on the front cover of this document. Our business, financial condition, results of operations and prospects may have changed since that date.

MARKET INFORMATION

      Information regarding market share, market position and industry data pertaining to our business contained in this prospectus consists of estimates based on data and reports compiled by industry professional organizations (including the Motion Picture Association of America and the National Association of Theatre Owners), analysts and our knowledge of our revenues and markets.

      We take responsibility for compiling and extracting, but have not independently verified, market and industry data provided by third parties, or by industry or general publications, and take no further responsibility for such data. Similarly, while we believe our internal estimates are reliable, our estimates have not been verified by any independent sources, and we cannot assure you as to their accuracy.

AVAILABLE INFORMATION

      Cinemark, Inc. has not been subject to the informational requirements of the Exchange Act. However, Cinemark USA, Inc., our subsidiary, files Exchange Act reports with the SEC. Such reports should be available for inspection at the public reference room at the SEC’s office located at 450 Fifth Street, N.W., Room 1024, Judiciary Plaza, Washington, D.C. 20549, United States. Copies may be obtained by mail, upon payment of the SEC’s customary charges, by writing to its principal office at 450 Fifth Street, N.W., Room 1024, Judiciary Plaza, Washington, D.C. 20549, United States. Further information on the operations of the SEC’s public reference room in Washington, D.C. can be obtained by calling the SEC at +1-800-732-0330. The SEC also maintains an Internet website that contains reports and other information about issuers who file reports with the SEC. The address of that website is http://www.sec.gov.

      You may request a copy of each of our filings at the SEC, by writing or telephoning us at the following address, telephone or facsimile number:

3900 Dallas Parkway
Suite 500
Plano, TX 75093
Tel: (972) 665-1000
Fax: (972) 665-1004

      Under the terms of the indenture, we have agreed that, whether or not we are required to do so by the rules and regulations of the SEC, after the exchange offer is completed and for so long as any of the notes remain outstanding, we will furnish to the trustee and the holders of the notes and, upon written request, to prospective investors, and file with the SEC (unless the SEC will not accept such a filing), (i) all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K if we were required to file such reports, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report thereon by our certified independent accountants and (ii) all reports that would be required to be filed with the SEC on Form 8-K if we were required to file such reports, in each case within the time period specified in the rules and regulations of the SEC. In addition, for so long as any of the notes remain outstanding, we have agreed to make available to any holder of the notes or prospective purchaser of the notes, at their request, the information required by Rule 144A(d)(4) under the Securities Act.

      This prospectus contains summaries of certain agreements that we have entered into such as the indenture, the exchange and registration rights agreement, and the agreements described under “Summary — The Transactions — The Recapitalization”, “Description of Certain Debt Instruments” and “Certain Relationships and Related Party Transactions.” The descriptions contained in this prospectus of these agreements do not purport to be complete and are subject to, or qualified in their entirety by reference to, the definitive agreements. Copies of the definitive agreements will be made available without charge to you by making a written or oral request to us. To obtain timely delivery of any of our filings, agreements and other documents, you must make your request to us no later than five business days before the expiration of the exchange offer. The exchange offer will expire at 5:00 pm, New York City time on July 28, 2004 unless we decide to extend the expiration date.

ii

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus includes “forward-looking statements” based on our current expectations, assumptions, estimates and projections about our business and our industry. Forward looking statements include statements concerning our plans, objectives, goals, strategies, future events, future revenues or performance, capital expenditures, financing needs and other information that is not historical information. Many of these statements appear, in particular, under headings “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” They include statements relating to:

•	future revenues, expenses and profitability;

•	the future development and expected growth of our business;

•	projected capital expenditures;

•	attendance at movies generally, or in any of the markets in which we operate;

•	the number or diversity of popular movies released;

•	our ability to successfully license and exhibit popular films;

•	competition from other exhibitors; and

•	determinations in lawsuits.

      You can identify forward-looking statements by the use of words such as “may,” “should,” “will,” “could,” “estimates,” “predicts,” “potential,” “continue,” “anticipates,” “believes,” “plans,” “expects,” “future” and “intends” and similar expressions. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control and difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. In evaluating these forward-looking statements, you should carefully consider the risks and uncertainties described in “Risk Factors” and elsewhere in this prospectus. These forward-looking statements reflect our view only as of the date of this prospectus. We do not undertake any obligation, other than as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements and risk factors contained throughout this prospectus.

iii

PROSPECTUS SUMMARY

      This summary contains basic information about us and the exchange offer. You should read this summary together with the entire prospectus, including the more detailed information in our consolidated financial statements and related notes and schedules appearing elsewhere in this prospectus. Except as otherwise indicated by the context, references in this prospectus to “we,” “our,” the “issuer” or “Cinemark” are to the combined business of Cinemark, Inc. and all of its consolidated subsidiaries, and references to North America are to the U.S. and Canada. Unless otherwise specified, all operating data is as of March 31, 2004. Unless otherwise specified, all statement of operations data included in this prospectus excludes the results of the Company’s two United Kingdom theatres from continuing operations as these theatres were classified as held for sale at March 31, 2004.

Cinemark, Inc.

      We are one of the leaders in the motion picture exhibition industry, in terms of both revenues and number of screens in operation. We were founded in 1987 by our Chairman and Chief Executive Officer, Lee Roy Mitchell, and have grown primarily through targeted worldwide new theatre development. As of March 31, 2004 we operated 3,175 screens in 297 theatres. For the year ended December 31, 2003, we had revenues of $950.9 million, operating income of $135.6 million and net income of $44.6 million. For the three months ended March 31, 2004, we had revenues of $235.1 million, operating income of $32.8 million and net income of $9.8 million.

      Our geographic diversity within North America and internationally has allowed us to maintain consistent revenue growth. We have increased revenues by a compound annual growth rate of 7.5% from the beginning of 1999 through 2003. We operate 2,323 screens in 200 theatres in North America. These theatres, located in 33 states and one Canadian province, are primarily in mid-sized U.S. markets, including suburbs of major metropolitan areas. We believe these markets are less competitive and generate high, stable margins. We also operate 852 screens in 97 theatres outside of North America, primarily located in major Latin American metropolitan markets, which we believe are generally underscreened and have significant growth potential.

Competitive Strengths

      We believe the following strengths allow us to compete effectively:

      Significant Cash Flow. Our business strategy and disciplined building program allowed us to generate $135.6 million of operating income for the year ended December 31, 2003, which we utilized to reduce our leverage. During the year ended December 31, 2003, we reduced our long-term debt by $47.7 million (including the net unamortized premium of $13.6 million related to the senior subordinated notes of Cinemark USA, Inc.) and increased our cash and cash equivalents by $43.6 million. We generated $32.8 million of operating income for the three months ended March 31, 2004.

      Focused Philosophy Resulting in Strong Financial Performance. We focus on negotiating favorable theatre facility economics, providing a superior viewing experience and controlling theatre operating costs. As a result of this philosophy, we generated $44.6 million of net income for the year ended December 31, 2003. We generated $9.8 million of net income for the three months ended March 31, 2004.

      Strong Management Team. Led by Mr. Mitchell, our management team has an average of approximately 20 years of theatre operating experience and a proven track record of superior performance. The team has successfully navigated us through many industry cycles; between 1999 and 2001, we were one of only two major motion picture exhibitors in the U.S. that did not file for bankruptcy protection. Management’s success during this period is largely a result of its financial discipline and focus on investment returns, as demonstrated by its decision to decrease its building commitments earlier than its competitors. Mr. Mitchell and the other members of our existing management team retained their current positions after the Recapitalization described in “— The Transactions — The Recapitalization.”

      Selective Building in Less Competitive U.S. Markets and Heavily Populated International Markets.

•	Less Competitive U.S. Markets: We have historically built modern theatres in mid-sized U.S. markets, including suburbs of major metropolitan areas, which we believe were underserved. We believe our targeting of these markets, together with the high quality of our theatre circuit, has protected us from the negative financial impact of overbuilding and reduces the risk of competition from new entrants. As the sole exhibitor in approximately 85% of the first run film zones in which we operate, we have maximum access to film product. This enables us to select the films that we believe will deliver the highest returns in those markets.

•	Heavily Populated, High Growth International Markets: We have directed our activities in international markets primarily toward Latin America due to the growth potential in these under-screened markets. We have successfully established a significant presence in most of the major cities in Latin America with theatres in nine of the ten largest metropolitan areas. We have strategic alliances with local partners in many countries, which help us obtain additional market insight. We generally fund our operating and capital expenditures in local currencies, thereby matching our expenses with revenues. We have also geographically diversified our international portfolio in an effort to balance risk and become one of the predominant Pan American motion picture exhibition companies.

      Modern Theatre Circuit. We have built our modern theatre circuit primarily through targeted worldwide new theatre development, which we believe provides a preferred destination for moviegoers in our markets. Since 1996, we have built 1,989 screens, or 63% of our total screen count. Our ratio of screens to theatres is one of the highest in the industry: 11.6 to 1 in North America and 8.8 to 1 internationally. Approximately 68% of our North American first run screens and 78% of our international screens feature stadium seating.

Our Strategy

      We believe our operating philosophy provides us with a competitive advantage. We intend to continue to focus on the following key components of our business plan.

      Focus on Less Competitive U.S. Markets and Target Profitable, High Growth International Markets. We will continue to seek growth opportunities in underserved, mid-sized U.S. markets and major international metropolitan areas by building or acquiring modern theatres that meet our strategic, financial and demographic criteria.

      Maximize Profitability Through Continued Focus on Operational Excellence. We will continue to focus on executing our operating philosophy. We believe that our successful track record of executing this philosophy is evidenced by the fact that we successfully navigated through the significant industry downturn between 1999 and 2001, during which period at least twelve exhibitors filed for bankruptcy protection.

      Pursue Additional Revenue Opportunities. We will continue to pursue additional growth opportunities by developing and expanding ancillary revenue streams such as advertising. We are able to offer advertisers national, regional or local coverage in a variety of formats to reach our patrons, which numbered approximately 173 million during the year ended December 31, 2003. We are also exploring additional revenue sources such as digital video monitor advertising, third party branding, and the use of theatres for non-film events. We have used theatres during non-peak hours for simulcast concerts, pay-per-view sporting events, corporate meetings and cultural events.

Our Industry

      The U.S. motion picture exhibition industry has enjoyed revenue growth at a compound annual growth rate of 6.3% from 1993 to 2003, according to the Motion Picture Association of America. In 2002, single year U.S. motion picture box office revenues exceeded the $9.0 billion mark for the first time in history, reaching a total of $9.52 billion, a 13.2% increase from 2001, according to the Motion Picture Association of America. The 2003 box office, while down 0.3% from 2002, was the second highest in history and again exceeded the $9.0 billion mark with a total of $9.49 billion. The strong U.S. box office performance was primarily driven by an increase in attendance which increased nearly 27% between 1993 and 2003. Factors contributing to the continued success of the industry include a strong movie slate, the improvement of theatre circuits resulting from the creation of the modern multiplex format and the screen rationalization of 2000 and 2001. Three films released in 2003 grossed over $300 million, three other films grossed over $200 million and an additional 23 films grossed over $100 million in the U.S.

      The international motion picture exhibition industry has also grown significantly over the past several years. Global box office revenues increased 28% from $15.9 billion in 2000 to $20.3 billion in 2003 according to the Motion Picture Association of America. This growth is a result of the increasing acceptance of moviegoing as a popular form of entertainment throughout the world, ticket price increases and new theatre construction. According to Informa Media Group, Latin America is the fastest growing region in the world in terms of box office revenues.

Drivers of Continued Industry Success

      We believe the following market trends will drive the continued growth and strength of our industry:

      Increased Investment in Film Production and Marketing. Theatrical exhibition is the primary distribution channel for new motion picture releases. The success of a theatrical release, which “brands” a film, is one of the major factors in determining its success in “downstream” distribution channels, such as home video, DVD and network, syndicated and pay-per-view television. The growing importance of downstream distribution channels has enabled studios to increase production and marketing expenditures. Production and marketing costs per new film in the U.S. have increased by compound annual growth rates of 7.9% and 10.7%, respectively, from 1993 to 2003, according to the Motion Picture Association of America. This has led to an increase in “blockbuster” features, which attract larger audiences to theatres.

      Increased Importance of International Markets for Ensuring Box Office Success. International markets are becoming an increasingly important component of the overall box office revenues generated by Hollywood films. For example, markets outside of North America accounted for greater than 60% of the global box office revenues for The Last Samurai, The Matrix Revolutions, Finding Nemo and Lord of the Rings: The Return of the King. With the continued growth of the international motion picture exhibition industry, the relative contribution of markets outside North America should become even more significant.

      Favorable Attendance Trends. Increased movie going frequency and attendance from key demographic groups have benefited the industry. According to the Motion Picture Association of America, annual admissions per capita in the U.S. increased from 4.5x to 5.4x, between 1991 and 2003. Additionally, the U.S. teenage segment, defined as 12-17 year olds, represented 18% of admissions in 2003, up from 14% in 1997.

      Reduced Seasonality of Revenues. The seasonality of motion picture exhibition has become less pronounced in recent years. Studios have begun to release films more evenly throughout the year, and hit films have emerged during traditionally weaker periods. This benefits exhibitors by allowing them to more effectively manage their operations.

      Convenient and Affordable Form of Out-of-Home Entertainment. Movie going continues to be one of the most convenient and affordable forms of out-of-home entertainment, with an average ticket price in the U.S. of $6.03 in 2003. Average prices for other forms of out-of-home entertainment in the U.S., including sporting events, theme parks, musical concerts and plays, ranged from approximately $18.00 to $62.00 per ticket in 2002.

Additional Information

      On May 16, 2002, Cinemark, Inc. was formed as the Delaware holding company of Cinemark USA, Inc. Our corporate headquarters is located at 3900 Dallas Parkway, Suite 500, Plano, Texas 75093. Our telephone number is (972) 665-1000. Our web site address is www.cinemark.com. The information on our web site does not constitute part of this prospectus.

The Transactions

The Recapitalization

      On March 12, 2004, Popcorn Merger Corp., a Delaware corporation and newly formed subsidiary of Madison Dearborn Partners, LLC, entered into an agreement and plan of merger with Cinemark, Inc., or the “merger agreement,” pursuant to which Popcorn Merger Corp. merged with and into Cinemark, Inc. with Cinemark, Inc. continuing as the surviving corporation. The effective date of the merger was April 2, 2004. Simultaneously with the merger, an affiliate of Madison Dearborn Partners, LLC, which we refer to as the “equity sponsor,” purchased shares of common stock of Cinemark, Inc. for approximately $518.3 million in cash. Lee Roy Mitchell and The Mitchell Special Trust, whom we refer to as the “Mitchell investors,” and certain members of our management, whom we refer to as the “management investors,” which were stockholders of Cinemark, Inc. and others, received cash consideration in the merger pursuant to the merger agreement. In addition, the Mitchell investors and the management investors retained a portion of their holdings of shares of Cinemark, Inc. After the closing of the recapitalization and the related financing transactions described below, all of the capital stock of Cinemark, Inc. is owned by the equity sponsor, the Mitchell investors and the management investors. The equity sponsor is the controlling stockholder, with approximately 83% of our capital stock, and is initially entitled to elect 10 of the 12 members to our Board of Directors. We refer to the transactions consummated under the merger agreement as the “Recapitalization.”

The Related Financing Transactions

      Concurrently with the closing of the Recapitalization, we entered into the following financing transactions, which we refer to, together with the Recapitalization and the offering of the initial notes, as the “Transactions”:

•	the gross proceeds from the sale of the initial notes, the net proceeds of which were used to fund in part the purchase of our common stock in connection with the Recapitalization;

•	the closing of Cinemark USA, Inc.’s amended and restated senior secured credit facility, consisting of a $260.0 million term loan and a $100.0 million revolving credit facility, which we refer to collectively as the “amended senior credit facility”;

•	the repayment of all outstanding amounts under Cinemark USA, Inc.’s former senior secured credit facility, or the “former senior credit facility,” from a portion of the proceeds of the amended senior credit facility; and

•	the settlement of a tender offer and consent solicitation, or the “tender offer,” initiated by Cinemark USA, Inc. on March 16, 2004 for the $105.0 million aggregate principal amount outstanding of its 8 1/2% Series B Senior Subordinated Notes due 2008, or the “8 1/2% senior subordinated notes”. Cinemark USA, Inc. redeemed approximately $94.2 million aggregate principal amount of the 8 1/2% senior subordinated notes that were tendered in the tender offer.

•	the settlement of a change of control offer initiated by Cinemark USA, Inc. on April 6, 2004 for the $360 million aggregate principal amount outstanding of its 9% Senior Subordinated Notes due 2013, or the “9% senior subordinated notes.” Cinemark USA, Inc. repurchased approximately $17.8 million aggregate principal amount of the 9% senior subordinated notes that were tendered and not withdrawn in the change of control offer, which expired on May 26, 2004.

Sources and Uses of Funds

      The following table illustrates the sources and uses of funds relating to the Transactions, assuming the Transactions had occurred on March 31, 2004.

Sources
(dollars in millions)

Amended senior credit facility(1):
Revolving credit facility	$—
Term loan facility	260.0
Senior discount notes	360.0
Existing debt(2)	367.1
Existing cash	35.3
Net equity from investors(3)	518.3

Total sources	$1,540.7

Payment to equity holders(4)	$840.7
Repay former senior credit facility(5)	163.8
Repurchase 8 1/2% senior subordinated notes of Cinemark USA, Inc.(6)	94.2
Repurchase 9% senior subordinated notes of Cinemark USA, Inc.(2)	17.8
Existing debt(2)	367.1
Fees and expenses(7)	57.1

Total uses	$1,540.7

(1)	The amended senior credit facility consists of an amortizing seven-year term loan facility in aggregate principal amount of $260.0 million, and a six-and-a-half-year revolving credit facility in aggregate principal amount of $100.0 million, which was undrawn on the date of the closing of the Recapitalization. The effective interest rate on outstanding borrowings under the amended senior credit facility at the date of the Recapitalization was 5.3% per annum.

(2)	Consists of $360.0 million in aggregate principal amount of 9% senior subordinated notes due 2013 of Cinemark USA, Inc., or the “9% senior subordinated notes,” $10.8 million in aggregate principal amount of 8.5% senior subordinated notes due 2008 of Cinemark USA, Inc., $3.6 million of borrowings of Cinemark Brasil S.A., $7.2 million of borrowings of Cinemark Chile S.A. and $3.3 million of other long-term debt of our subsidiaries. In accordance with the terms of the indenture governing the 9% senior subordinated notes, Cinemark USA, Inc. made a change of control offer following the closing of the Transactions to repurchase the 9% senior subordinated notes at a purchase price of 101% of the aggregate principal amount, plus accrued and unpaid interest, if any, to the date of purchase. Approximately $17.8 million in aggregate principal amount of the 9% senior subordinated notes were tendered and not withdrawn in the change of control offer, which expired on May 26, 2004. Payment of the change of control offer price was made with available cash by Cinemark USA, Inc. on June 1, 2004.

(3)	Excludes rollover equity of the Mitchell investors and the management investors of $106.7 million.

(4)	The amount shown excludes the proceeds relating to the exercise of stock options in an aggregate amount of $8.1 million.

(5)	The former senior credit facility consisted of a $75.0 million revolving credit facility and a $165.0 million term loan. The effective interest rate on outstanding borrowings under the former senior credit facility at March 31, 2004 was 5.5% per annum.

(6)	Cinemark USA, Inc. redeemed approximately $94.2 million aggregate principal amount of the 8 1/2% senior subordinated notes that were tendered in the tender offer.

(7)	Consists of fees and expenses related to the Transactions, including accrued interest, tender premiums and fees, legal, accounting and consulting fees, commissions related to the notes and fees payable to an affiliate of the equity sponsor at closing.

Corporate Structure

      The following chart illustrates our corporate structure and principal indebtedness assuming that the Transactions had occurred as of March 31, 2004:

(1)	The amended senior credit facility consists of an amortizing seven-year term loan facility in aggregate principal amount of $260.0 million, and a six-and-a-half-year revolving credit facility in aggregate principal amount of $100.0 million, which was undrawn on the date of the closing of the Recapitalization. The effective interest rate on outstanding borrowings under the amended senior credit facility at the date of the Recapitalization was 5.3% per annum.

(2)	In accordance with the terms of the indenture governing the 9% senior subordinated notes, Cinemark USA, Inc. made a change of control offer following the closing of the Transactions to repurchase the 9% senior subordinated notes at a purchase price of 101% of the aggregate principal amount, plus accrued and unpaid interest, if any, to the date of purchase. Approximately $17.8 million aggregate principal amount of the 9% senior subordinated notes were tendered and not withdrawn in the change of control offer, which expired on May 26, 2004. Payment of the change of control offer price was made with available cash by Cinemark USA, Inc. on June 1, 2004.

(3)	Amount includes $3.6 million of borrowings of Cinemark Brasil S.A., $7.2 million of borrowings of Cinemark Chile S.A. and $3.3 million of other long-term debt of our subsidiaries as of March 31, 2004.

Equity Sponsor

      Madison Dearborn Partners, LLC, or “Madison Dearborn,” is a leading private equity firm based in Chicago, Illinois. Madison Dearborn, through limited partnerships of which it is the general partner, has approximately $8 billion of capital under management. Madison Dearborn focuses on investments in several specific industry sectors, including basic industries, communications, consumer, financial services and health care. Madison Dearborn’s objective is to invest in companies with strong competitive characteristics that it believes have the potential for significant long-term equity appreciation. To achieve this objective, Madison Dearborn seeks to partner with outstanding management teams who have a solid understanding of their businesses and track records of building shareholder value.

The Exchange Offer

Registration Rights Agreement	We issued the initial notes on March 31, 2004 to Lehman Brothers Inc., Goldman, Sachs & Co., Deutsche Bank Securities Inc., CIBC World Markets Corp. and BNY Capital Markets, Inc. These initial purchasers placed the initial notes with qualified institutional buyers and non-U.S. persons in transactions exempt from the registration requirements of the Securities Act and applicable state securities laws. In connection with these private placements, we entered into an exchange and registration rights agreement with the initial purchasers, which provide, among other things, for this exchange offer.

The Exchange Offer	We are offering exchange notes in exchange for an equal principal amount of initial notes. As of the date of this prospectus, there is $577,173,000 aggregate principal amount at maturity of initial notes outstanding. Initial notes may be tendered only in integral multiples of $1,000. You may exchange your initial notes only by following the procedures described elsewhere in this prospectus under “The Exchange Offer — Procedures for Tendering.”

Resale of Exchange Notes	Based upon interpretive letters written by the Securities and Exchange Commission, we believe that the exchange notes issued in the exchange offer may be offered for resale, resold or otherwise transferred by you without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that:

• You are acquiring the exchange notes in the ordinary course of your business;

• You are not participating, do not intend to participate and have no arrangement or understanding with any person to participate, in the distribution of the exchange notes; and

• You are not our “affiliate”, as that term is defined for the purposes of Rule 144A under the Securities Act.

If any of the foregoing are not true and you transfer any exchange note without registering the exchange note and delivering a prospectus meeting the requirements of the Securities Act, or without an exemption from registration of your exchange notes from such requirements, you may incur liability under the Securities Act. We do not assume or indemnify you against such liability.

Each broker-dealer that receives exchange notes for its own account in exchange for initial notes that were acquired by such broker-dealer as a result of market-making or other trading activities must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the exchange notes. A broker-dealer may use this prospectus for an offer to resell, a resale or any other retransfer of the exchange notes.

Consequences of Failure to Exchange Initial Notes	Initial notes that are not tendered or that are tendered but not accepted, will, following the completion of the exchange offer, continue to be subject to existing restrictions upon transfer of the initial notes. The trading market for initial notes not exchanged in the exchange offer may be significantly more limited than at present. Therefore, if your initial notes are not tendered and accepted in the exchange offer, it may become more difficult for you to sell or transfer your unexchanged initial notes. Furthermore, you will no longer be able to compel us to register the initial notes under the Securities Act. In addition, you will not be able to offer or sell the initial notes unless they are registered under the Securities Act (and we will have no obligation to register them, except for some limited exceptions), or unless you offer or sell them under an exemption from the requirements of, or a transaction not subject to, the Securities Act.

Expiration of the Exchange Offer	The exchange offer will expire at 5:00 p.m., New York City time, on July 28, 2004 unless we decide to extend the expiration date.

Conditions to the Exchange Offer	The exchange offer is not subject to any condition other than certain customary conditions, which we may, but are not required to, waive. We currently anticipate that each of the conditions will be satisfied and that we will not need to waive any conditions. We reserve the right to terminate or amend the exchange offer at any time before the expiration date if any such condition occurs. For additional information regarding the conditions to the exchange offer, see “The Exchange Offer — Conditions to the Exchange Offer.”

Procedures for Tendering Initial Notes	If you wish to accept the exchange offer, you must complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal, and transmit it together with all other documents required by the letter of transmittal (including the initial notes to be exchanged) to The Bank of New York Trust Company, N.A., as exchange agent, at the address set forth on the cover page of the letter of transmittal. In the alternative, you can tender your initial notes by following the procedures for book-entry transfer, as described in this prospectus. For more information on accepting the exchange offer and tendering your initial notes, see “The Exchange Offer — Procedures for Tendering” and “— Book-Entry Transfer.”

Guaranteed Delivery Procedures	If you wish to tender your initial notes and you cannot get your required documents to the exchange agent by the expiration date, you may tender your initial notes according to the guaranteed delivery procedure under the heading “The Exchange Offer — Guaranteed Delivery Procedures.”

Special Procedure for Beneficial Holders	If you are a beneficial holder whose initial notes are registered in the name of a broker, dealer, commercial bank, trust company, or other nominee and you wish to tender your initial notes in the exchange offer, you should contact the registered holder promptly and instruct the registered holder to tender your initial notes on your behalf. If you are a beneficial holder and you wish to tender your initial notes on your own behalf, you must, prior to delivering the letter of transmittal and your initial notes to the exchange agent, either make appropriate arrangements to register ownership of your initial notes in your own name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

Withdrawal Rights	You may withdraw the tender of your initial notes at any time prior to 5:00 p.m., New York City time, on the expiration date. To withdraw, you must send a written or facsimile transmission of your notice of withdrawal to the exchange agent at its address set forth in this prospectus under “The Exchange Offer — Withdrawal of Tenders” by 5:00 p.m., New York City time, on the expiration date.

Acceptance of Initial Notes and Delivery of Exchange Notes	Subject to certain conditions, we will accept all initial notes that are properly tendered in the exchange offer and not withdrawn prior to 5:00 p.m., New York City time, on the expiration date. We will deliver the exchange notes promptly after the expiration date.

United States Federal Income Tax Considerations	We believe that the exchange of initial notes for exchange notes generally will not be a taxable exchange for federal income tax purposes, but you should consult your tax adviser about the tax consequences of this exchange. See “Certain Federal Income Tax Consequences.”

Exchange Agent	The Bank of New York Trust Company, N.A., the trustee under the indenture for the initial notes, is serving as exchange agent in connection with the exchange offer. The mailing address of the exchange agent is The Bank of New York Trust Company, N.A., 101 Barclay Street — 7 East, New York, NY 10286, Attention: Kin Lau.

Fees and Expenses	We will bear all expenses related to consummating the exchange offer and complying with the exchange and registration rights agreement.

Use of Proceeds	We will not receive any cash proceeds from the issuance of the exchange notes. We received gross proceeds of approximately $360.0 million from the sale of the initial notes. We used the net proceeds from the sale of the initial notes to fund in part the purchase of our common stock in connection with the Recapitalization.

Summary Description of Exchange Notes

      The terms of the exchange notes are identical in all material respects to those of the initial notes, except for transfer restrictions and registration rights that do not apply to the exchange notes. The exchange notes will evidence the same debt as the initial notes, and the same indenture will govern the exchange notes as the initial notes. The summary below describes the principal terms of the exchange notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. The “Description of Exchange Notes” section of this prospectus contains a more detailed description of the terms and conditions of the exchange notes.

Issuer	Cinemark, Inc.

Notes Offered	$577,173,000 in aggregate principal amount at maturity of 9 3/4% Senior Discount Notes due 2014 which have been registered under the Securities Act of 1933.

Maturity Date	March 15, 2014

Yield and Interest Payment Dates	Interest will accrete at a rate of 9 3/4% per annum, to an aggregate principal amount at maturity of $577,173,000 until March 15, 2009. Cash interest will not accrue on the exchange notes prior to March 15, 2009. Thereafter, cash interest will accrue on the exchange notes and will be payable on March 15 and September 15 of each year, beginning on September 15, 2009.

Ranking	The exchange notes will be our unsecured senior obligations. Accordingly, they will rank:

• equal in right of payment to our existing and future senior indebtedness;

• senior in right of payment to any of our future subordinated indebtedness;

• effectively junior to our secured indebtedness up to the value of the collateral securing that indebtedness;

• effectively junior to our indebtedness that has been guaranteed by subsidiaries with respect to the assets and earnings of those subsidiaries; and

• effectively junior to all existing and future indebtedness and other liabilities, including trade payables, of all of our subsidiaries with respect to the assets and earnings of those subsidiaries.

As of March 31, 2004, after giving effect to the Transactions, we (excluding our subsidiaries) would have had total senior indebtedness of approximately $360.0 million (excluding our guarantee of the amended senior credit facility) and no subordinated indebtedness. As of March 31, 2004, on the same basis, our subsidiaries would have had $802.9 million of indebtedness and other liabilities, including trade payables, and the exchange notes would have been effectively subordinated to such indebtedness and other liabilities.

Optional Redemption	On or after March 15, 2009, we may redeem some or all of the exchange notes at the redemption prices set forth under “Description of Exchange Notes — Optional Redemption.”

At any time prior to March 15, 2007, we may redeem up to 35% of the exchange notes with the proceeds of certain equity offerings at the redemption prices set forth under “Description of Exchange Notes — Optional Redemption.”

Mandatory Offer to Repurchase	If we experience specific kinds of changes in control, we must offer to repurchase the exchange notes at the redemption prices set forth under “Description of Exchange Notes — Repurchase at the Option of Holders.”

Covenants	The exchange notes will be issued under an indenture among us and The Bank of New York Trust Company, N.A., as trustee. The indenture, among other things, restricts our ability and the ability of our restricted subsidiaries, as defined in the indenture, to:

• make investments;

• incur or guarantee additional indebtedness;

• pay dividends or make other distributions on capital stock or redeem or repurchase capital stock;

• create liens;

• incur dividend or other payment restrictions affecting subsidiaries;

• sell assets;

• merge or consolidate with other entities;

• enter into transactions with affiliates; and

• engage in certain business activities.

These covenants are subject to a number of important exceptions and qualifications.

      For a discussion of certain risks that should be considered in connection with an investment in the exchange notes, see “Risk Factors” beginning on page 16.

Summary Consolidated Financial and Operating Information

      The following table provides our summary historical and unaudited pro forma condensed consolidated financial data as of and for the periods ended at the dates indicated below. Our historical financial data for each of the years ended December 31, 2001, 2002 and 2003 is derived from our consolidated audited financial statements appearing elsewhere in this prospectus. Our historical financial data for the three months ended March 31, 2003 and 2004 is derived from our unaudited interim financial statements which, in the opinion of management, contain all adjustments necessary for a fair presentation of this information. The historical financial data for the three months ended March 31, 2004 is not necessarily indicative of the results expected for the full year. Certain reclassifications have been made to the 2001, 2002 and 2003 financial statements to conform to the 2004 presentation. Our unaudited pro forma statement of operations data and other financial data for the year ended December 31, 2003 and for three months ended March 31, 2004 give effect to the Transactions as if they had been consummated on January 1, 2003. Our unaudited pro forma balance sheet data as of March 31, 2004 gives effect to the Transactions as if they had been consummated on March 31, 2004. For the pro forma financial statements and a more detailed discussion of the pro forma adjustments, see “Unaudited Pro Forma Condensed Consolidated Financial Information.”

      The unaudited pro forma consolidated financial information should not be considered indicative of actual results that would have been achieved had the Transactions been consummated on the date or for the periods indicated and do not purport to indicate consolidated balance sheet data or statement of operations data or other financial data as of any future date or for any future period.

      You should read the summary historical and unaudited pro forma condensed consolidated financial data set forth below in conjunction with the information contained in “— The Transactions,” “Selected Historical Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and with our consolidated financial statements and related notes thereto appearing elsewhere in this prospectus.

							Pro Forma
				Pro Forma	Three Months		Three Months
	Year Ended December 31,			Year Ended	Ended March 31,		Ended
				December 31,			March 31,
	2001	2002	2003	2003(4)	2003	2004	2004(4)

					(Unaudited)

	(In thousands, except for ratios)
Statement of Operations Data (Consolidated)(1):
Revenues	$853,658	$935,854	$950,872	$950,872	$202,473	$235,112	$235,112
Theatre operating costs	531,967	570,947	582,574	582,574	124,062	141,982	141,982
Facility lease expense	114,737	115,588	119,517	119,517	28,451	31,088	31,088
General and administrative expenses	42,597	47,953	44,285	44,285	9,443	11,869	11,869
Depreciation and amortization	73,079	66,583	65,085	65,085	15,996	16,889	16,889
Asset impairment loss	20,723	3,869	5,049	5,049	—	1,000	1,000
(Gain) loss on sale of assets and other	12,408	470	(1,202)	(1,202)	(616)	(513)	(513)

Total expenses	795,511	805,410	815,308	815,308	177,336	202,315	202,315

Operating income	58,147	130,444	135,564	135,564	25,137	32,797	32,797
Interest expense(2)	70,931	57,793	54,163	85,365	13,879	12,562	20,459
Income (loss) from continuing operations before cumulative effect of an accounting change	(3,462)	40,516	47,589	27,183	5,765	11,535	6,860
Loss from discontinued operations	(559)	(1,651)	(2,939)		(315)	(1,763)
Net income (loss)(3)	$(4,021)	$35,476	$44,650		$5,450	$9,772

Pro Forma
Three
Pro Forma	Three Months	Months
Year Ended December 31,	Year Ended	Ended March 31,	Ended
December 31,	March 31,
2001	2002	2003	2003	2003	2004	2004(4)

(Unaudited)

(In thousands, except for ratios)
Other Financial Data(1):
Cash flow from (used for):
Operating activities	$87,117	$150,119	$135,522	$(15,649)	$10,004
Investing activities	(33,799)	(34,750)	(47,151)	(7,116)	(16,210)
Financing activities	(21,508)	(96,140)	(45,738)	1,545	347,079
Capital expenditures	40,352	38,032	51,002	8,603	17,850
Ratio of earnings to fixed charges(5)	—	1.7	x	1.8	x	1.3	x	1.4	x	1.9	x	1.4	x

					Pro Forma
	Year Ended December 31,			As of	as of
				March 31,	March 31,
	2001	2002	2003	2004	2004(4)

				(Unaudited)

	(In thousands)
Balance Sheet Data (Consolidated):
Cash and cash equivalents	$50,199	$63,719	$107,322	$448,150	$52,897
Theatre properties and equipment — net	866,406	791,731	775,880	773,285	773,285
Total assets	996,544	916,814	960,736	1,309,883	927,576
Total long-term debt, including current portion	780,956	692,587	658,431	1,016,297	1,001,008
Stockholders’ equity (deficiency)	25,337	27,664	76,947	86,869	(253,242)

				Three Months
				Ended
	Year Ended December 31,			March 31,

	2001	2002	2003	2003	2004

			(Unaudited)

	(In thousands, except theatres and screen data)
Operating Data(1):
North America(6)(8)
Theatres operated (at period end)	188	188	189	186	200
Screens operated (at period end)	2,217	2,215	2,244	2,206	2,323
Total attendance	100,022	111,959	112,581	24,264	26,323
International(7)
Theatres operated (at period end)	88	92	97	92	97
Screens operated (at period end)	783	816	852	818	852
Total attendance	53,853	60,109	60,553	13,727	15,791
Worldwide(6)(7)(8)
Theatres operated (at period end)	276	280	286	278	297
Screens operated (at period end)	3,000	3,031	3,096	3,024	3,175
Total attendance	153,875	172,068	173,134	37,991	42,114

(1)	Statement of operations data and attendance data exclude the results of our two United Kingdom theatres for all periods presented, as these theatres were classified as held for sale at March 31, 2004. The results of operations for these two theatres are presented as discontinued operations.

(2)	Interest expense includes amortization of debt issue cost and excludes capitalized interest for all periods presented.

(3)	In 2002, a cumulative effect of a change in accounting principle charge of $3.4 million (net of tax benefit) was recorded as a transitional impairment adjustment in connection with the adoption of Statement of Financial Accounting Standards No. 142 requiring that goodwill and other intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually.

(4)	As adjusted to give effect to the Transactions.

(5)	For the purposes of calculating the ratio of earnings to fixed charges, earnings consist of income (loss) before taxes and cumulative effect of an accounting change plus fixed charges excluding capitalized interest. Fixed charges consist of interest expense, capitalized interest, amortization of debt issue cost and debt discount and that portion of rental expense which we believe to be representative of the interest factor. For the year ended December 31, 2001, earnings were insufficient to cover fixed charges by $17.9 million.

(6)	The data excludes certain theatres operated by us in North America pursuant to management agreements that are not part of our consolidated operations.

(7)	The data excludes certain theatres operated internationally through our affiliates that are not part of our consolidated operations.

(8)	The data for 2003 excludes theatres, screens and attendance for the eight theatres with 46 screens in the United States we acquired on December 31, 2003, because the results of operations for these theatres are not included in our 2003 consolidated results of operations.

RISK FACTORS

      Before you invest in the exchange notes, you should understand the high degree of risk involved. You should consider carefully the following risks and other information in this prospectus, including our financial statements and related notes and schedules, before you decide to exchange the initial notes for any of the exchange notes. The following risks and uncertainties are not the only ones we face. If any of the following risks actually occur, our business, financial condition and operating results could be adversely affected. As a result, the trading price of our exchange notes could decline, perhaps significantly, and our ability to pay principal and interest on the exchange notes could be adversely affected.

Risks Related to the Exchange Notes and this Exchange Offer

Your failure to participate in the exchange offer will have adverse consequences.

      If you do not exchange your initial notes for exchange notes pursuant to the exchange offer, you will continue to be subject to the restrictions on transfer of your initial notes, as set forth in the legend on your initial notes. The restrictions on transfer of your initial notes arise because we sold the initial notes in private offerings. In general, the initial notes may not be offered or sold, unless registered under the Securities Act or pursuant to an exemption from, or in a transaction not subject to, such requirements. We do not intend to register the initial notes under the Securities Act.

      After completion of the exchange offer, holders of initial notes who do not tender their initial notes in the exchange offer will no longer be entitled to any exchange or registration rights under the registration rights agreement, except under limited circumstances.

      If you exchange your initial notes in the exchange offer for the purpose of participating in a distribution of the exchange notes, you may be deemed to have received restricted securities and, if so, will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. To the extent the initial notes are tendered and accepted in the exchange offer, the trading market, if any, for the initial notes would be adversely affected. See “The Exchange Offer.”

We are the sole obligor of the exchange notes, and our subsidiaries do not guarantee our obligations under the exchange notes and do not have any obligation with respect to the exchange notes.

      Cinemark, Inc. is a holding company with no business operations or assets other than the capital stock of CNMK Holding, Inc., which itself is a holding company with no operations or assets of its own other than the capital stock of Cinemark USA, Inc. Operations are conducted through Cinemark USA, Inc. and its subsidiaries. Consequently, we will be dependent on loans, dividends and other payments from Cinemark USA, Inc. and its subsidiaries to make payments of principal and interest on the exchange notes. However, our subsidiaries are separate and distinct legal entities, and they will have no obligation, contingent or otherwise, to pay the amounts due under the exchange notes or to make any funds available to pay those amounts, whether by dividend, distribution, loan or other payments. You will not have any direct claim on the cash flows or assets of our subsidiaries.

      The ability of our subsidiaries to make dividends and other payments to us will depend on their cash flows and earnings which, in turn, will be affected by all of the factors discussed in these “Risk Factors.” The ability of our subsidiaries to make distributions to us may be restricted by, among other things, applicable laws and regulations and by the terms of agreements into which they enter. If we are unable to obtain funds from our subsidiaries as a result of restrictions under their debt or other agreements, applicable laws and regulations or otherwise, we may not be able to pay interest or principal on the exchange notes when due. The terms of the amended senior credit facility significantly restrict Cinemark USA, Inc. from paying dividends and otherwise transferring assets to CNMK Holding, Inc. and Cinemark, Inc., except for taxes and ordinary course corporate operating expenses and accounting services. The terms of the indenture governing the 9% senior subordinated notes significantly restrict Cinemark USA, Inc. and its other subsidiaries from paying dividends and otherwise transferring assets to us. The terms of the agreements governing indebtedness of our other subsidiaries also restrict such subsidiaries from paying dividends or otherwise transferring assets to us. We cannot assure you that the agreements governing the current and future indebtedness of our subsidiaries will permit our subsidiaries to provide us with sufficient dividends, distributions or loans to fund cash interest payments on the exchange notes when scheduled to begin on September 15, 2009.

      We currently anticipate that, in order to pay the principal amount at maturity of the exchange notes or to repurchase the exchange notes upon a change of control as defined in the indenture governing the exchange notes, we will be required to adopt one or more alternatives, such as refinancing all of our indebtedness, selling our equity securities or the equity securities or assets of Cinemark USA, Inc. or seeking capital contributions or loans from our affiliates. None of our affiliates is required to make any capital contributions, loans or other payments to us with respect to our obligations on the exchange notes. There can be no assurance that any of the foregoing actions could be effected on satisfactory terms, if at all, or that any of the foregoing actions would enable us to refinance our indebtedness or pay the principal amount of the exchange notes or that any of such actions would be permitted by the terms of any debt instruments of us or our subsidiaries then in effect.

The exchange notes are structurally subordinated to all of the debt and liabilities of our subsidiaries, and will be effectively subordinated to any of our secured debt.

      Generally, claims of creditors of a subsidiary, including trade creditors, will have priority with respect to the assets and earnings of the subsidiary over the claims of creditors of its parent company. Your rights under the exchange notes offered hereby, therefore, will be structurally subordinated to those of the creditors of our subsidiaries. In the event of bankruptcy or insolvency, you may receive less, ratably, than holders of debt and other liabilities of our subsidiaries, including, in all likelihood, the claims of the holders of Cinemark USA, Inc.’s 9% senior subordinated notes and the lenders under the amended senior credit facility. As of March 31, 2004, after giving effect to the Transactions, our subsidiaries would have had $802.9 million of indebtedness and other liabilities, including trade payables, and the exchange notes would have been effectively subordinated to such indebtedness and other liabilities.

      In addition, holders of the secured debt of Cinemark, Inc. will have claims that are prior to your claims as a holder of the exchange notes, to the extent of the value of the assets securing that debt. We guaranteed the obligations of Cinemark USA, Inc. under its amended senior credit facility and secured our guarantee with substantially all of our assets, including the stock of CNMK Holding, Inc. In addition, the amended senior credit facility is secured, subject to certain exceptions, by mortgages on a large percentage of the assets of Cinemark USA, Inc. and its subsidiaries. If we become insolvent or are liquidated, or if payment under the amended senior credit facility is not made, the lenders would be entitled to exercise the remedies available to a secured lender. Accordingly, these lenders have a secured claim against the mortgaged assets of Cinemark USA, Inc. and have priority with respect to those assets over any other claim for payment, including any claim of Cinemark, Inc. for amounts invested in Cinemark USA, Inc. In such event, it is possible that there would be no assets remaining after payment to these lenders from which claims to the holders of the exchange notes could be satisfied.

Our substantial lease and debt obligations could impair our liquidity and financial condition.

      We have significant debt service obligations. For the year ended December 31, 2003, our facility lease expense and interest expense were $119.5 million and $51.9 million, respectively. As of March 31, 2004, assuming the Transactions had occurred as of that date, our total debt would have been $1,001.0 million. For the year ended December 31, 2003 and the three months ended March 31, 2004, assuming the Transactions had occurred as of January 1, 2003, our ratio of earnings to fixed charges would have been 1.3x and 1.4x, respectively. Additionally, we would have had $100.0 million available under the amended senior credit facility, subject to our compliance with maintenance covenants and other conditions. You should read the discussions under the headings “Capitalization” and “Unaudited Pro Forma Condensed Consolidated Financial Information” for further information about our substantial indebtedness.

      Our substantial lease and debt obligations pose risk to you by:

•	making it more difficult for us to satisfy our obligations;

•	requiring us to dedicate a substantial portion of our cash flow to payments on our lease and debt obligations, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions and other corporate requirements;

•	impeding us from obtaining additional financing in the future for working capital, capital expenditures, acquisitions and general corporate purposes;

•	subjecting us to the risk of increased sensitivity to interest rate increases on our indebtedness with variable interest rates, including our borrowings under the amended senior credit facility; and

•	making us more vulnerable to a downturn in our business and competitive pressures and limiting our flexibility to plan for, or react to, changes in our business.

      Subject to the restrictions contained in our indebtedness agreements, we expect to incur additional indebtedness from time to time to finance acquisitions, capital expenditures, working capital requirements and other general business purposes. In addition, we may need to refinance all or a portion of our indebtedness, including the exchange notes, on or before maturity. However, we may not be able to refinance all or any of our indebtedness, including the exchange notes, on commercially reasonable terms or at all.

Our subsidiaries may not be able to generate sufficient cash to service all of their indebtedness and may be forced to take other actions to satisfy their obligations under such indebtedness, which may not be successful.

      Our subsidiaries’ ability to make scheduled payments on or to refinance their debt obligations depends on our subsidiaries’ financial condition and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond their or our control. We cannot assure you that our subsidiaries will maintain a level of cash flows from operating activities sufficient to permit them to pay the principal, premium, if any, and interest on their indebtedness. If our subsidiaries’ cash flows and capital resources are insufficient to fund their debt service obligations, our subsidiaries may be forced to reduce or delay capital expenditures, sell assets, seek additional capital or restructure or refinance their indebtedness. These alternative measures may not be successful and may not permit our subsidiaries to meet their scheduled debt service obligations. In the absence of such operating results and resources, they could face substantial liquidity problems and might be required to dispose of material assets or operations to meet their debt service and other obligations. The amended senior credit facility, the indenture governing Cinemark USA, Inc.’s 9% senior subordinated notes and the indenture governing the exchange notes offered hereby significantly restrict our subsidiaries’ ability to dispose of assets and use the proceeds from the disposition. Our subsidiaries may not be able to consummate those dispositions or to obtain the proceeds which could be realized from them and these proceeds may not be adequate to meet any debt service obligations then due.

If our subsidiaries default on their obligations to pay their indebtedness, we may not be able to make payments on the exchange notes.

      If our subsidiaries are unable to generate sufficient cash flow and are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest on their indebtedness, or if they otherwise fail to comply with the various covenants, including financial and operating covenants, in the instruments governing their indebtedness, we or they would be in default under the terms of such indebtedness. In the event of such default, the holders of such indebtedness could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest, the lenders under the amended senior credit facility could elect to terminate their commitments thereunder, cease making further loans and institute foreclosure proceedings against our assets, and we could be forced into bankruptcy or liquidation. Any of the foregoing could prevent us from paying principal, premium, if any, and interest on the exchange notes and substantially decrease the market value of the exchange notes.

Despite our current leverage, we may still be able to incur substantially more debt. This could further exacerbate the risks that we and our subsidiaries face.

      We and our subsidiaries may be able to incur substantial additional indebtedness in the future. The terms of the indenture governing the exchange notes offered hereby and the indenture governing Cinemark USA, Inc.’s 9% senior subordinated notes do not fully prohibit us or our subsidiaries from incurring additional debt. Cinemark USA, Inc.’s amended senior credit facility provides commitments of up to $360.0 million, $100.0 million of which is available for future borrowings. All of those borrowings would be secured, and as a result, would be effectively senior to the exchange notes and further, because they represent debt of one of our subsidiaries, the borrowings would be structurally senior to the exchange notes. If we incur any additional indebtedness that ranks equally with the notes, the holders of that debt will be entitled to share ratably with the holders of the exchange notes in any proceeds distributed in connection with any insolvency, liquidation, reorganization, dissolution or other winding-up of us. This may have the effect of reducing the amount of proceeds paid to you. If new debt is added to our current debt levels, the related risks that we and our subsidiaries now face could intensify.

Restrictive covenants in our and our subsidiaries’ debt agreements may adversely affect us.

      The exchange notes indenture, the indenture governing Cinemark USA, Inc.’s 9% senior subordinated notes and the amended senior credit facility contain financial and other restricted covenants that limit our ability to engage in activities that may be in our long-term best interests. For example, these covenants significantly restrict our ability to:

•	borrow money;

•	pay dividends or make other distributions;

•	make other restricted payments and investments;

•	create liens;

•	incur dividend or other payment restrictions affecting subsidiaries;

•	sell assets;

•	merge or consolidate with other entities;

•	engage in certain business activities; and

•	enter into transactions with affiliates.

      These covenants are subject to a number of important exceptions and qualifications. These restrictions could affect our ability to operate our business and may limit our ability to take advantage of potential business opportunities. In addition, the amended senior credit facility requires Cinemark USA, Inc. to comply with certain financial covenants. You should read the discussions under the headings “Description of Certain Debt Instruments — Amended Senior Credit Facility” and “Description of Certain Debt Instruments — 9% Senior Subordinated Notes” for further information about these covenants. Events beyond our control can affect Cinemark USA, Inc.’s ability to comply with these covenants. Its failure to comply with these covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all of our debts. If an event of default occurs, we cannot assure you that we would have sufficient assets to repay all of our obligations.

Under fraudulent conveyance laws, a court could void obligations under the exchange notes.

      Under the federal bankruptcy laws and comparable provisions of state fraudulent conveyance laws, a court could void obligations under the exchange notes, subordinate those obligations to more junior obligations or require holders of the exchange notes to repay any payments made under the exchange notes if an unpaid creditor or representative of creditors, such as a trustee in bankruptcy or our company as a debtor-

in-possession, claims that the exchange notes constituted a fraudulent conveyance. For this claim to succeed, the claimant must generally show that:

      (1) fair consideration or reasonably equivalent value was not received in exchange for the obligation; and

      (2) at the time the obligation was incurred, the obligor:

•	was insolvent;

•	was rendered insolvent by reason of the obligation;

•	was engaged in a business or transaction for which its remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay them as the debts matured.

      The measure of insolvency for these purposes will depend upon the law of the jurisdiction being applied. Generally, however, an obligor will be considered insolvent for these purposes if:

•	the sum of its debts, including contingent liabilities, was greater than the salable value of all of its assets at a fair valuation;

•	the present fair salable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

      Moreover, regardless of solvency, a court could void an incurrence of indebtedness, including under the amended senior credit facility or the exchange notes if it is determined that the transaction was made with the intent to hinder, delay or defraud our creditors.

      On the basis of historical financial information, recent operating history and other factors, we believe that, after the Recapitalization, the Transactions and the use of proceeds therefrom, we are not insolvent, do not have unreasonably small capital for the business in which we are engaged and have not incurred debts beyond our ability to pay our debts as they mature. However, we cannot assure you as to what standard a court would apply in making these determinations or that a court would agree with our conclusions in this regard.

We may not be permitted or have the ability to purchase the exchange notes upon a change of control as required by the indenture.

      Upon the occurrence of specific kinds of change of control events, we will be required to offer to repurchase all the exchange notes, and Cinemark USA, Inc. will be required to offer to purchase all the 9% senior subordinated notes that are outstanding, at 101% of their principal amount. We may not be able to repurchase the exchange notes upon a change of control because we or our subsidiaries may not have sufficient funds. Our failure to repurchase the exchange notes or Cinemark USA, Inc.’s failure to repurchase the 9% senior subordinated notes upon a change of control would cause a default under the respective indentures. Cinemark USA, Inc.’s amended senior credit facility also provides that a change of control (as defined therein) will be a default that permits lenders to accelerate the maturity of borrowings under the amended senior credit facility. We may enter into debt agreements containing similar provisions in the future.

An active trading market may not develop for the exchange notes, and securities laws will restrict your ability to transfer the exchange notes.

      The exchange notes will be a new issue of debt securities of the same class as the initial notes and will generally be freely transferrable. However, we do not intend to have the exchange notes listed on a national securities exchange, although we expect that the exchange notes will be eligible for trading in PORTAL. In addition, although the initial purchasers of the initial notes have advised us that they currently intend to make a market in the initial notes and the exchange notes, they are not obligated to do so and may discontinue market making activities at any time without notice. While an application to have the exchange notes accepted for trading in PORTAL will be made, there can be no assurance that an active trading market for the exchange notes will develop on PORTAL or elsewhere or, if a trading market develops, that it will continue. The lack of an active trading market may have a material adverse effect on the market price and liquidity of the exchange notes. If a market for the exchange notes develops, the exchange notes may trade at a discount from their initial offering price, depending on many factors, including (1) our financial performance or prospects, (2) the prospects for other companies in our industry, (3) prevailing interest rates, (4) the market for similar securities and (5) general economic conditions. Historically, the market for non-investment grade securities, such as the notes, has been subject to disruptions that have caused volatility in the prices of these securities. The market for the notes may be subject to similar disruptions.

You will be required to pay U.S. federal income tax on accrual of original issue discount on the exchange notes even if we do not pay cash interest.

      The initial notes were issued at a substantial discount from their principal amount at maturity. Although cash interest will not accrue on the exchange notes prior to March 15, 2009, and there will be no periodic payments of cash interest on the exchange notes prior to September 15, 2009, original issue discount (the excess of the stated redemption price at maturity over the issue price of the notes) will accrete from the issue date of the initial notes. Consequently, purchasers of the exchange notes generally will be required to include amounts in gross income for U.S. federal income tax purposes in advance of their receipt of the cash payments to which the income is attributable. See “Important Federal Income Tax Considerations.”

Risks Related to Our Business and Industry

Poor motion picture production or performance could have a material adverse effect on our business.

      Our business is dependent both upon the availability of suitable motion pictures for exhibition in our theatres and the performance of such pictures in our markets. Poor performance of films or disruption in the production of motion pictures by, or a reduction in the marketing efforts of, the major studios and/or independent producers could have a material adverse effect on our business.

A deterioration in relationships with film distributors could adversely affect our ability to obtain commercially successful films.

      We rely on the film distributors for the motion pictures shown in our theatres. The film distribution business is highly concentrated, with ten major film distributors accounting for approximately 92% of U.S. box office revenues and 49 of the top 50 grossing films during 2003. Numerous antitrust cases and consent decrees resulting from these cases impact the distribution of motion pictures. The consent decrees bind certain major film distributors to license films to exhibitors on a theatre-by-theatre and film-by-film basis. Consequently, we cannot guarantee a supply of films by entering into long-term arrangements with major distributors. We are therefore required to negotiate licenses for each film and for each theatre. We cannot assure you that we will be able to negotiate favorable licensing terms for all first-run film. A deterioration in our relationship with any of the ten major film distributors could adversely affect our ability to negotiate film licenses and our ability to obtain commercially successful films and, therefore could adversely affect our business and operating results.

The oversupply of screens in the motion picture exhibition industry and other factors may adversely affect the performance of some of our theatres.

      Since 1999, several major theatre exhibition companies, including Regal Cinemas, Loews Cineplex Entertainment and United Artists filed for bankruptcy. One significant cause of those bankruptcies was the emphasis by theatre circuits on the development of large multiplexes in recent years. The strategy of aggressively building multiplexes was adopted throughout the industry which generated significant competition and resulted in an oversupply of screens in the North American exhibition industry.

Consequently, many older multiplex theatres were rendered obsolete more rapidly than expected. Many of these theatres are under long-term lease commitments that make closing them financially burdensome and some companies have elected to continue operating them notwithstanding their lack of profitability. In other instances, because theatres are typically limited use design facilities, or for other reasons, landlords have been willing to make rent concessions to keep them open. As a result, some analysts believe that there continues to be an oversupply of screens in the North American exhibition industry. This has caused motion picture exhibitors to experience impairment write-offs, losses on theatre dispositions and downward adjustments of credit ratings, and some of our competitors defaulted under their loan agreements. Oversupply of screens may affect the performance of some of our theatres.

Our foreign operations are subject to adverse regulations and currency exchange risk, which may have a material adverse effect on our business.

      Outside of North America, we operate 97 theatres with 852 screens in Mexico, Argentina, Brazil, Chile, Ecuador, Peru, Honduras, El Salvador, Nicaragua, Costa Rica, Panama, Colombia and the United Kingdom, with Mexico and Brazil representing approximately 7% and 8% of 2003 revenues, respectively. We will continue to investigate opportunities in these and other foreign markets. Governmental regulation of the motion picture industry in foreign markets differs from those in the United States. Regulations affecting price controls or admission prices, quota systems requiring the exhibition of films produced in the subject country and restrictions on ownership of land may adversely affect our international operations in foreign markets. Our international operations are subject to certain political, economic and other uncertainties not encountered by our domestic operations. We also face the additional risks of currency fluctuations, hard currency shortages and controls of foreign currency exchange. We do not actively hedge against foreign currency exchange risk.

If we do not comply with the Americans with Disabilities Act of 1990, we could be subject to further litigation.

      Our theatres must comply with Title III of the Americans with Disabilities Act of 1990, or the “ADA,” and analogous state and local laws. Compliance with the ADA requires among other things that public facilities “reasonably accommodate” individuals with disabilities and that new construction or alterations made to “commercial facilities” conform to accessibility guidelines unless “structurally impracticable” for new construction or technically infeasible for alterations. If we fail to comply with the ADA, remedies could include imposition of injunctive relief, fines, awards for damages to private litigants and additional capital expenditures to remedy non-compliance. Imposition of significant fines, damage awards or capital expenditures to cure non-compliance could adversely affect our business and operating results.

      We have been involved in significant litigation in which it is claimed that many of our theatres do not comply with the ADA. Currently, we are the subject of lawsuits brought by the Department of Justice, or the “DOJ,” in Cleveland, Ohio and by private plaintiffs in one case in Texas. In each of these cases it is alleged that the wheelchair seating positions do not comply with the ADA, or in the Texas cases, with the Texas Accessibility Standards. The plaintiffs in the DOJ litigation and Mission, Texas litigation have argued that the theatres must provide wheelchair seating locations with viewing angles to the screen that are at the median or better than all seats in the stadium style sections of the auditorium. If we lose the DOJ litigation, our business and results of operations may be materially and adversely affected.

      To date, there have been three divergent opinions published by federal circuit courts addressing whether wheelchair seating locations in stadium-style movie theatres must comply with an alleged “viewing angle” requirement purportedly interpreted from the “lines of sight comparable” clause of Section 4.33.3 of the ADA Accessibility Guidelines.

      On April 6, 2000, the Fifth Circuit Court of Appeals issued its decision in Lara v. Cinemark, in which it rejected an interpretation by the DOJ that Section 4.33.3 imposes a “viewing angle” requirement, and held that wheelchair seating locations in the sloped-floor areas of stadium-style movie theatres that provide unobstructed views of the movie screen comply with the “lines of sight comparable” language of Section 4.33.3 as a matter of law. On August 13, 2003, the Ninth Circuit Court of Appeals issued its divided decision in Stewmon v. Regal, in which the majority deferred to an interpretation by the DOJ that Section 4.33.3 imposes a “viewing angle” requirement, and held that wheelchair seating locations in the sloped-floor areas of stadium-style movie theatres did not provide comparable “viewing angles” of the movie screen and thus were unlawful. On November 6, 2003, the Sixth Circuit Court of Appeals issued its opinion in United States v. Cinemark, in which it deferred in part to an interpretation by the DOJ that compliance with Section 4.33.3 includes a consideration of the quality of the “viewing angle” of the movie screen, but remanded the case to the district court to determine liability and remedies issues with dicta suggesting that any remedy should be given prospective application only. These decisions have created three-way circuit conflicts on issues concerning interpreting federal accessibility law, deferring to the DOJ’s purported interpretations of federal accessibility law, and whether federal courts should retroactively apply such interpretations after construction of the subject facilities. Due to the circuit conflicts, Cinemark USA, Inc. and Regal Cinemas have each filed petitions for writs of certiorari with the United States Supreme Court. Those petitions for certiorari are currently pending. We are unable to predict whether the United States Supreme Court will grant Cinemark USA, Inc.’s petition for certiorari.

We face intense competition for patrons, film licensing and theatre locations, which may affect our business.

      The motion picture industry is competitive. We compete against local, national and international exhibitors. We compete for both patrons and licensing of motion pictures. Some of our competitors have substantially greater resources and may have lower costs. The principal competitive factors with respect to film licensing include licensing terms, number of seats and screens available for a particular picture, revenue potential and the location and condition of an exhibitor’s theatres.

      The competition for patrons is dependent upon such factors as the availability of popular motion pictures, the location and number of theatres and screens in a market, the comfort and quality of the theatres and pricing. Many of our competitors have sought to increase the number of screens that they operate. The multiplex building programs by many of our competitors during the second half of the 1990s were aggressive, according to some industry analysts. Most of the building was financed primarily with debt resulting in increased operating and financial leverage. The significant increase in multiplexes rendered many of the older theatre facilities obsolete more rapidly than expected. Many of the landlords have been unwilling to make rent concessions or terminate the leases for underperforming theatres. Several of our competitors filed for bankruptcy protection and have used the bankruptcy proceedings to reject the leases for underperforming theatres. As a result, some of our competitors may have a lower cost structure.

An increase in the use of alternative film distribution channels and other competing forms of entertainment may drive down movie theatre attendance and limit ticket prices.

      We face competition for patrons from a number of alternative motion picture distribution channels, such as home video, pay-per-view, cable, DVD and syndicated and broadcast television. We also compete with other forms of entertainment competing for our patrons’ leisure time and disposable income such as concerts, amusement parks and sporting events. Alternative film distribution channels and competing forms of entertainment could have a material adverse effect on our business and results of operations.

We may not be able to generate additional revenue opportunities.

      We intend to continue to pursue additional revenue streams such as advertising and the use of theatres for non-film events. Our ability to achieve our business objectives may depend in part on our success in generating these revenue streams. We cannot assure you that we will be able to effectively generate these additional revenues and our inability to do so may have an adverse effect on our financial performance.

Our results of operations vary from period to period based upon the quantity and quality of the motion pictures that we show in our theatres.

      Our results of operations vary from period to period based upon the quantity and quality of the motion pictures that we show in our theatres. The major film distributors generally release during the summer and holiday seasons those films that they anticipate will be the most successful. Consequently, we typically generate higher revenues during these periods.

We are subject to uncertainties related to digital cinema, including potentially high costs of re-equipping theatres.

      If a digital cinema roll-out progresses rapidly, we may not have adequate resources to finance the conversion costs. Digital cinema is in an experimental stage in our industry. There are multiple parties vying for the position of being the primary generator of the digital projector roll-out. However, there are significant obstacles to such a roll-out plan including:

•	quality of image: many industry leaders feel that the quality of the digital image does not yet surpass the quality of the traditional 35mm image, even though consumers have tended to respond favorably to test screenings; and

•	costs: electronic projectors will require substantial investment in re-equipping theatres.

      Even if the technical issues surrounding digital cinema are resolved, business arrangements for the financing of the digital projector roll-out will require significant discussions. Further, we cannot assure you that financing arrangements to fund our portion of the digital cinema roll-out can be obtained on terms we deem acceptable.

We are subject to uncertainties relating to future expansion plans, including our ability to identify suitable acquisition candidates or site locations.

      We have greatly expanded our operations over the last decade through new theatre construction and selective theatre acquisitions. We will continue to pursue a strategy of expansion that will involve the development of new theatres, including international markets, and may involve acquisitions of existing theatres and theatre circuits. Acquisitions generally would be made to provide initial entry into a new market or to strengthen our position in an existing market. We may not be able to develop or acquire suitable theatres in the future; therefore, we cannot assure you that our expansion strategy will result in improvements to our business, financial condition or profitability. There is significant competition for potential site locations and existing theatre and theatre circuit acquisition opportunities. As a result of such competition, we may not be able to acquire attractive site locations or existing theatres or theatre circuits on terms we consider acceptable. Further, our expansion programs may require financing in addition to our existing borrowing capacity and internally generated funds that we would use for such purpose. We cannot assure you that financing will be available to us on acceptable terms.

We depend on key personnel for our current and future performance.

      Our current and future performance depends to a significant degree upon the continued contributions of our senior management team and other key personnel. The loss or unavailability to us of any member of our senior management team or a key employee could significantly harm us. We cannot assure you that we would be able to locate or employ qualified replacements on acceptable terms for senior management or key employees if their services are no longer available.

We are subject to impairment losses due to potential declines in valuations.

      We review long-lived assets for impairment on a quarterly basis or whenever events or changes in circumstances indicate the carrying amount of the assets may not be fully recoverable.

      We consider actual theatre level cash flow, future years budgeted theatre level cash flow, theatre property and equipment values, goodwill values, the age of a recently built theatre, competitive theatres in the marketplace, the sharing of a market with our other theatres, changes in foreign currency exchange rates, the impact of recent ticket price changes and other factors in our assessment of impairment of individual theatre assets. Assets are evaluated on an individual theatre basis or a group of theatres that share the same marketplace, which we believe is the lowest applicable level for which there are identifiable cash flows. The evaluation is based on the estimated undiscounted cash flows from continuing use through the remainder of the theatre’s useful life. The remainder of the useful life correlates with the available remaining lease period for leased properties and a period of twenty years for fee owned properties. If the estimated undiscounted cash flows are not sufficient to recover an asset’s carrying amount, an impairment review is performed in which we compare the carrying value of the asset with its fair value, which is determined based on estimated cash flows. When estimated fair value is determined to be lower than the carrying value of the asset, the asset is written down to its estimated fair value.

      We also test goodwill and other intangible assets for impairment at least annually in accordance with Statement of Financial Accounting Standards No. 142, which we adopted on January 1, 2002. The adoption of this accounting pronouncement resulted in a $3.4 million write-down of goodwill and other intangible assets to fair value on January 1, 2002 (recorded as a cumulative effect of a change in accounting principle).

      In recent years, in the U.S., our competitors’ strategy of aggressively building multiplexes generated significant competition and rendered many older theatres obsolete more rapidly than expected. In addition, certain of the international markets served by us experienced adverse economic conditions and currency devaluations. Due to these factors, we recorded asset impairment charges, including goodwill impairment charges, of $20.7 million, $3.9 million and $5.0 million for 2001, 2002 and 2003, respectively. For the three months ended March 31, 2004 we recorded asset impairment charges of $1.0 million. We cannot assure you that additional impairment charges will not be required in the future, and such charges may have a material adverse effect on our financial condition and results of operations.

The interests of our controlling stockholders may conflict with your interests.

      Madison Dearborn and its affiliates own approximately 83% of our outstanding voting capital stock. Pursuant to a stockholders agreement among us, an affiliate of Madison Dearborn, the Mitchell investors and the management investors, Madison Dearborn and its affiliates have the right to appoint up to ten of our twelve directors.

      Madison Dearborn and its affiliates, by virtue of their stock ownership and board rights, have the ability to control the outcome of all matters presented for approval to our stockholders. Such concentration of ownership may have the effect of preventing a change in control. Because a limited number of people control us, transactions could be difficult or impossible to complete without the support of these persons. It is possible that these persons will exercise control over us in a manner that is adverse to your interests as a holder of the exchange notes. See “Principal Stockholders” and “Certain Relationships and Related Party Transactions.”

USE OF PROCEEDS

      We will not receive any cash proceeds from the issuance of the exchange notes offered hereby. In consideration for issuing the exchange notes as contemplated in this prospectus, we will receive in exchange, initial notes in like principal amount, the terms of which are the same in all material respects as the form and terms of the exchange notes except that the exchange notes have been registered under the Securities Act and will not contain terms restricting the transfer thereof or providing for registration rights. The initial notes surrendered in exchange for the exchange notes will be retired and cancelled and cannot be reissued. Accordingly, issuance of the exchange notes will not increase our indebtedness.

      We received gross proceeds of approximately $360.0 million from the issuance of the initial notes. We used the net proceeds from the offering of the initial notes together with the borrowings under the amended senior credit facility, existing cash and the proceeds from the cash equity investment to pay the consideration for the Recapitalization, refinance the former senior credit facility, fund the purchase of the 8 1/2% senior subordinated notes pursuant to the tender offer and pay related fees and expenses. Refer to “Prospectus Summary — Sources and Uses of Funds.” For a discussion of the terms of the former senior credit facility or the 8 1/2% senior subordinated notes see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Historical Financings.”

THE EXCHANGE OFFER

      This section of the prospectus describes the proposed exchange offer. While we believe that the description covers the material terms of the exchange offer, this summary may not contain all of the information that is important to you. You should carefully read this entire document and the other documents referred to herein for a more complete understanding of the exchange offer.

Purpose of the Exchange Offer

      In connection with the issuance of the initial notes, we entered into an exchange and registration rights agreement that provides for the exchange offer. A copy of the exchange and registration rights agreement relating to the initial notes is filed as an exhibit to the registration statement of which this prospectus is a part. Under the exchange and registration rights agreement relating to the initial notes we agreed that we would, subject to certain exceptions:

•	within 90 days after the issue date of the initial notes, use our reasonable best efforts to file a registration statement with the Securities Exchange Commission, or the SEC, with respect to a registered offer to exchange such initial notes for the exchange notes having terms substantially identical in all material respects to the initial notes (except that the exchange notes will not contain terms with respect to transfer restrictions and will have different administrative terms);

•	use our reasonable best efforts to cause the registration statement to be declared effective under the Securities Act within 180 days after the issue date of the initial notes;

•	within 30 days following the declaration of the effectiveness of the registration statement, issue the exchange notes in exchange for surrender of the initial notes; and

•	if obligated to file a shelf registration statement, use our reasonable best efforts to file the shelf registration statement with the SEC within 30 days after such filing obligation arises (and in any event within 210 days after the issue date of the initial notes) and to cause the shelf registration statement to be declared effective by the SEC within 180 days after such obligation arises.

      For each initial note tendered to us pursuant to the exchange offer, we will issue to the holder of such initial note an exchange note having a principal amount equal to that of the surrendered initial note.

      Under existing SEC interpretations, the exchange notes will be freely transferable by holders other than our affiliates after the exchange offer without further registration under the Securities Act if the holder of the exchange notes represents to us in the exchange offer that it is acquiring the exchange notes in the ordinary course of its business, that it has no arrangement or understanding with any person to participate in the distribution of the exchange notes and that it is not an affiliate of ours, as such terms are interpreted by the SEC; provided, however, that broker-dealers receiving the exchange notes in the exchange offer will have a prospectus delivery requirement with respect to resales of such exchange notes. The SEC has taken the position that such participating broker-dealers may fulfill their prospectus delivery requirements with respect to the exchange notes (other than a resale of an unsold allotment from the original sale of the initial notes) with the prospectus contained in this registration statement. Each broker-dealer that receives the exchange notes for its own account in exchange for the initial notes, where such initial notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See “Plan of Distribution.”

      A holder of initial notes (other than certain specified holders) who wishes to exchange the initial notes for the exchange notes in the exchange offer will be required to represent that any exchange notes to be received by it will be acquired in the ordinary course of its business and that at the time of the commencement of the exchange offer it has no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the exchange notes and that it is not an “affiliate” of ours, as defined in Rule 405 of the Securities Act, or if it is an affiliate, that it will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable.

      In the event that:

(1) we are not required to file an exchange offer registration statement or consummate the exchange offer because the exchange offer is not permitted by applicable law or SEC policy; or

(2) any holder of the initial notes or exchange notes notifies us on or prior to the 20th business day following the consummation of the exchange offer that

(a) such holder is prohibited by a change in applicable law or SEC policy from participating in the exchange offer,

(b) such holder may not resell the exchange notes to be acquired by it in the exchange offer to the public without delivering a prospectus and that the prospectus contained in the exchange offer registration statement is not appropriate or available for such resales by such holder, or

(c) such holder is a broker-dealer and owns initial notes directly from us,

      then, we will, subject to certain exceptions,

(1) use our reasonable best efforts to file a shelf registration statement with the SEC covering resales of the initial notes or the exchange notes, as the case may be, on or prior to the date (which we call the shelf filing date) which is the 30th day after the date on which the obligation to file the shelf registration statement arises (and in any event on or prior to the date which is the 180th day after the date we issued the initial notes);

(2) use our reasonable best efforts to cause the shelf registration statement to be declared effective under the Securities Act on or prior to the 180th day after the obligation to file the shelf registration statement arises; and

(3) use our best efforts to keep the shelf registration statement effective until the earliest of (A) the date on which all initial notes or exchange of notes registered thereunder are disposed of in accordance therewith or (B) two years from the date we issued the initial notes registered thereunder.

      We will, in the event a shelf registration statement is filed, among other things, provide to each holder for whom such shelf registration statement was filed copies of the prospectus which is a part of the shelf registration statement, notify each such holder when the shelf registration statement has become effective and take certain other actions as are required to permit unrestricted resales of the initial notes or the exchange notes, as the case may be. A holder selling such initial notes or exchange notes pursuant to the shelf registration statement generally would be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the registration rights agreement that are applicable to such holder (including certain indemnification obligations).

      We will pay additional cash interest on the applicable initial notes and exchange notes, subject to certain exceptions:

(1) if we fail to file the registration statement of which this prospectus forms a part with the SEC on or prior to the 90th day after the issue date of the initial notes;

(2) if the registration statement of which this prospectus forms a part is not declared effective by the SEC on or prior to the 180th day after the issue date of the initial notes;

(3) if the exchange offer is not consummated on or before the 30th business day after the registration statement of which this prospectus forms a part is declared effective;

(4) if obligated to file the shelf registration statement, we fail to file the shelf registration statement with the SEC on or prior to the shelf filing date;

(5) if obligated to file a shelf registration statement, the shelf registration statement is not declared effective on or prior to the 180th day after the shelf filing date; or

(6) after the registration statement of which this prospectus forms a part or the shelf registration statement, as the case may be, is declared effective, such registration statement thereafter ceases to be effective or usable for its intended purpose without being succeeded within two business days by a post effective amendment to such registration statement that cures such failure and that is immediately declared effective; from and including the date on which any such default shall occur to, but excluding, the date on which all such defaults have been cured.

      The rate of any such additional interest will be 0.50% per annum. The amount of additional interest will increase by an additional 0.50% per annum with respect to each subsequent 90-day period relating to such registration default until cured up to a maximum of 1.0% per annum. We will pay any such additional interest on regular interest payment dates. Such additional interest will be in addition to any other interest payable from time to time with respect to the initial notes and the exchange notes. The accrual of additional interest will cease upon the cure of all registration defaults.

      All references in the indenture, in any context, to any interest or other amount payable on or with respect to the initial notes or the exchange notes shall be deemed to include any additional interest pursuant to the registration rights agreements relating to the initial notes.

      If we effect the exchange offer, we will be entitled to close the exchange offer 30 days after the commencement thereof provided that we have accepted all initial notes theretofore validly tendered in accordance with the terms of the exchange offer.

Background of the Exchange Offer

      We issued $577,173,000 aggregate principal amount at maturity of 9 3/4% senior discount notes due 2014 on March 31, 2004, the “initial notes.” The terms of the exchange notes and the initial notes will be identical in all material respects, except for transfer restrictions and registration rights that will not apply to the exchange notes.

      The exchange notes will accrete in value until March 15, 2009, at which time the exchange notes will have an aggregate principal amount of $577,173,000. Thereafter, cash interest will be payable on the exchange notes on March 15 and September 15 of each year, beginning on September 15, 2009. The exchange notes will mature on March 15, 2014.

      In order to exchange your initial notes for the exchange notes containing no transfer restrictions in the exchange offer, you will be required to make the following representations:

•	the exchange notes will be acquired in the ordinary course of your business;

•	you have no arrangements with any person to participate in the distribution of the exchange notes; and

•	you are not our “affiliate” as defined in Rule 405 of the Securities Act, or if you are an affiliate of ours, you will comply with the applicable registration and prospectus delivery requirements of the Securities Act.

      Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we will accept for exchange any initial notes properly tendered and not validly withdrawn in the exchange offer, and the exchange agent will deliver the exchange notes promptly after the expiration date of the exchange offer. We expressly reserve the right to delay acceptance of any of the tendered initial notes or terminate the exchange offer and not accept for exchange any tendered initial notes not already accepted if any conditions set forth under “— Conditions to the Exchange Offer” have not been satisfied or waived by us or do not comply, in whole or in part, with any applicable law.

      If you tender your initial notes, you will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of the initial notes.

Expiration Date; Extensions; Termination; Amendments

      The exchange offer will expire at 5:00 p.m., New York City time, on July 28, 2004, unless we extend it. We expressly reserve the right to extend the exchange offer on a daily basis or for such period or periods as we may determine in our sole discretion from time to time by giving oral, confirmed in writing, or written notice to the exchange agent and by making a public announcement by press release to the Dow Jones News Service prior to 9:00 a.m., New York City time, on the first business day following the previously scheduled expiration date. During any extension of the exchange offer, all initial notes previously tendered, not validly withdrawn and not accepted for exchange will remain subject to the exchange offer and may be accepted for exchange by us.

      To the extent we are legally permitted to do so, we expressly reserve the absolute right, in our sole discretion, but are not required, to:

•	waive any condition of the exchange offer; and

•	amend any terms of the exchange offer.

      Any waiver or amendment to the exchange offer will apply to all initial notes tendered, regardless of when or in what order the initial notes were tendered. If we make a material change in the terms of the exchange offer or if we waive a material condition of the exchange offer, we will disseminate additional exchange offer materials, and we will extend the exchange offer to the extent required by law.

      We expressly reserve the right, in our sole discretion, to terminate the exchange offer if any of the conditions set forth under “— Conditions of the Exchange Offer” exist. Any such termination will be followed promptly by a public announcement. In the event we terminate the exchange offer, we will give immediate notice to the exchange agent, and all initial notes previously tendered and not accepted for exchange will be returned promptly to the tendering holders.

      In the event that the exchange offer is withdrawn or otherwise not completed, the exchange notes will not be given to holders of initial notes who have validly tendered their initial notes. We will return any initial notes that have been tendered for exchange but that are not exchanged for any reason to their holder without cost to the holder, or, in the case of the initial notes tendered by book-entry transfer into the exchange agent’s account at a book-entry transfer facility under the procedure set forth under “— Procedures for Tendering Initial Notes — Book-Entry Transfer,” such initial notes will be credited to the account maintained at such book-entry transfer facility from which such initial notes were delivered, unless otherwise requested by such holder under “— Special Delivery Instructions” in the letter of transmittal, promptly following the exchange date or the termination of the exchange offer.

Resale of the Exchange Notes

      Based on interpretations of the SEC set forth in no-action letters issued to third parties, we believe that the exchange notes issued under the exchange offer in exchange for the initial notes may be offered for resale, resold and otherwise transferred by you without compliance with the registration and prospectus delivery provisions of the Securities Act, if:

•	you are not an “affiliate” of ours within the meaning of Rule 405 under the Securities Act;

•	you are acquiring the exchange notes in the ordinary course of your business; and

•	you do not intend to participate in the distribution of the exchange notes.

      If you tender initial notes in the exchange offer with the intention of participating in any manner in a distribution of the exchange notes:

•	you cannot rely on those interpretations of the SEC; and

•	you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction, and the secondary resale transaction must be covered by an effective registration statement containing the selling security holder information required by Item 507 or 508, as applicable, of Regulation S-K under the Securities Act.

      Unless an exemption from registration is otherwise available, any security holder intending to distribute the exchange notes should be covered by an effective registration statement under the Securities Act containing the selling security holder’s information required by Item 507 of Regulation S-K. This prospectus may be used for an offer to resell, a resale or other re-transfer of the exchange notes only as specifically set forth in the section captioned “Plan of Distribution.” Only broker-dealers that acquired the exchange notes as a result of market-making activities or other trading activities may participate in the exchange offer. Each broker-dealer that receives the exchange notes for its own account in exchange for initial notes, where such initial notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. Please read the section captioned “Plan of Distribution” for more details regarding the transfer of the exchange notes.

Acceptance of Initial Notes for Exchange

      We will accept for exchange initial notes validly tendered pursuant to the exchange offer, or defectively tendered, if such defect has been waived by us, after the later of:

•	the expiration date of the exchange offer; and

•	the satisfaction or waiver of the conditions specified below under “— Conditions of the Exchange Offer.”

      Except as specified above, we will not accept initial notes for exchange subsequent to the expiration date of the exchange offer. Tenders of initial notes will be accepted only in aggregate principal amounts at maturity equal to $1,000 or integral multiples thereof.

      We expressly reserve the right, in our sole discretion, to:

•	delay acceptance for exchange of initial notes tendered under the exchange offer, subject to Rule 14e-1 under the Exchange Act, which requires that an offeror pay the consideration offered or return the securities deposited by or on behalf of the holders promptly after the termination or withdrawal of a tender offer; or

•	terminate the exchange offer and not accept for exchange any initial notes, if any of the conditions set forth below under “— Conditions of the Exchange Offer” have not been satisfied or waived by us or in order to comply in whole or in part with any applicable law.

      In all cases, the exchange notes will be issued only after timely receipt by the exchange agent of certificates representing initial notes, or confirmation of book-entry transfer, a properly completed and duly executed letter of transmittal, or a manually signed facsimile thereof, and any other required documents. For purposes of the exchange offer, we will be deemed to have accepted for exchange validly tendered initial notes, or defectively tendered initial notes with respect to which we have waived such defect, if, as and when we give oral, confirmed in writing, or written notice to the exchange agent. Promptly after the expiration date, we will deposit the exchange notes with the exchange agent, who will act as agent for the tendering holders for the purpose of receiving the exchange notes and transmitting them to the holders. The exchange agent will deliver the exchange notes to holders of initial notes accepted for exchange after the exchange agent receives the exchange notes.

      If, for any reason, we delay acceptance for exchange of validly tendered initial notes or we are unable to accept for exchange validly tendered initial notes, then the exchange agent may, nevertheless, on its behalf, retain tendered initial notes, without prejudice to our rights described in this prospectus under the captions “— Expiration Date; Extensions; Termination; Amendments,” “— Conditions of the Exchange Offer” and “— Withdrawal of Tenders,” subject to Rule 14e-1 under the Securities Exchange Act of 1934, which requires that an offer or pay the consideration offered or return the securities deposited by or on behalf of the holders thereof promptly after the termination or withdrawal of a tender offer.

      If any tendered initial notes are not accepted for exchange for any reason, or if certificates are submitted evidencing more initial notes than those that are tendered, certificates evidencing initial notes that are not exchanged will be returned, without expense, to the tendering holder, or, in the case of the initial notes tendered by book-entry transfer into the exchange agent’s account at a book-entry transfer facility under the procedure set forth under “— Procedures for Tendering Initial Notes Book-Entry Transfer,” such initial notes will be credited to the account maintained at such book-entry transfer facility from which such initial notes were delivered, unless otherwise requested by such holder under “— Special Delivery Instructions” in the letter of transmittal, promptly following the exchange date or the termination of the exchange offer.

      Tendering holders of initial notes exchanged in the exchange offer will not be obligated to pay brokerage commissions or transfer taxes with respect to the exchange of their initial notes other than as described under the caption “— Transfer Taxes” or as set forth in the letter of transmittal. We will pay all other charges and expenses in connection with the exchange offer.

Procedures for Tendering Initial Notes

      Any beneficial owner whose initial notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee or held through a book-entry transfer facility and who wishes to tender initial notes should contact such registered holder promptly and instruct such registered holder to tender initial notes on such beneficial owner’s behalf.

     Tender of Initial Notes Held Through The Depository Trust Company

      The exchange agent and The Depository Trust Company, or DTC, have confirmed that the exchange offer is eligible for the DTC automated tender offer program. Accordingly, DTC participants may electronically transmit their acceptance of the exchange offer by causing DTC to transfer initial notes to the exchange agent in accordance with DTC’s automated tender offer program procedures for transfer. DTC will then send an agent’s message to the exchange agent.

      The term “agent’s message” means a message transmitted by DTC and received by the exchange agent that forms part of the book-entry confirmation. The agent’s message states that DTC has received an express acknowledgment from the participant in DTC tendering initial notes that are the subject of that book-entry confirmation, that the participant has received and agrees to be bound by the terms of the letter of transmittal, and that we may enforce such agreement against such participant. In the case of an agent’s message relating to guaranteed delivery, the term means a message transmitted by DTC and received by the exchange agent, which states that DTC has received an express acknowledgment from the participant in DTC tendering initial notes that they have received and agree to be bound by the notice of guaranteed delivery.

     Tender of Initial Notes Held in Physical Form

      For a holder to validly tender initial notes held in physical form:

•	the exchange agent must receive at its address set forth in this prospectus a properly completed and validly executed letter of transmittal, or a manually signed facsimile thereof, together with any signature guarantees and any other documents required by the instructions to the letter of transmittal; and

•	the exchange agent must receive certificates for tendered initial notes at such address, or such initial notes must be transferred pursuant to the procedures for book-entry transfer described above. A confirmation of such book-entry transfer must be received by the exchange agent prior to the expiration date of the exchange offer. A holder who desires to tender initial notes and who cannot comply with the procedures set forth herein for tender on a timely basis or whose initial notes are not immediately available must comply with the procedures for guaranteed delivery set forth below.

      Letters of transmittal and initial notes should be sent only to the exchange agent, and not to us or to any book-entry transfer facility.

      The method of delivery of initial notes, letters of transmittal and all other required documents to the exchange agent is at the election and risk of the holder tendering initial notes. Delivery of such documents will be deemed made only when actually received by the exchange agent. If such delivery is by mail, we suggest that the holder use properly insured, registered mail with return receipt requested, and that the mailing be made sufficiently in advance of the expiration date of the exchange offer to permit delivery to the exchange agent prior to such date. No alternative, conditional or contingent tenders of initial notes will be accepted.

     Signature Guarantees

      A signature on a letter of transmittal or a notice of withdrawal must be guaranteed by an eligible institution. Eligible institutions include banks, brokers, dealers, municipal securities dealers, municipal securities brokers, government securities dealers, government securities brokers, credit unions, national securities exchanges, registered securities associations, clearing agencies and savings associations. The signature need not be guaranteed by an eligible institution if the initial notes are tendered:

•	by a registered holder who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

•	for the account of an eligible institution.

      If the letter of transmittal is signed by a person other than the registered holder of any initial notes, the initial notes must be endorsed or accompanied by a properly completed bond power. The bond power must be signed by the registered holder as the registered holder’s name appears on the initial notes and an eligible institution must guarantee the signature on the bond power.

      If the letter of transmittal or any initial notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, these persons should so indicate when signing. Unless we waive this requirement, they should also submit evidence satisfactory to us of their authority to deliver the letter of transmittal.

     Book-Entry Transfer

      The exchange agent will seek to establish a new account or utilize an existing account with respect to the initial notes at DTC promptly after the date of this prospectus. Any financial institution that is a participant in the book-entry transfer facility system and whose name appears on a security position listing it as the owner of the initial notes may make book-entry delivery of initial notes by causing the book-entry transfer facility to transfer such initial notes into the exchange agent’s account. However, although delivery of initial notes may be effected through book-entry transfer into the exchange agent’s account at a book-entry transfer facility, a properly completed and validly executed letter of transmittal, or a manually signed facsimile thereof, must be received by the exchange agent at its address set forth in this prospectus on or prior to the expiration date of the exchange offer, or else the guaranteed delivery procedures described below must be complied with. The confirmation of a book-entry transfer of initial notes into the exchange agent’s account at a book-entry transfer facility is referred to in this prospectus as a “book-entry confirmation.” Delivery of documents to the book-entry transfer facility in accordance with that book-entry transfer facility’s procedures does not constitute delivery to the exchange agent.

     Guaranteed Delivery

      If you wish to tender your initial notes and:

•	certificates representing your initial notes are not lost but are not immediately available;

•	time will not permit your letter of transmittal, certificates representing your initial notes and all other required documents to reach the exchange agent on or prior to the expiration date of the exchange offer; or

•	the procedures for book-entry transfer cannot be completed on or prior to the expiration date of the exchange offer;

you may tender your initial notes if:

•	your tender is made by or through an eligible institution; and

•	on or prior to the expiration date of the exchange offer, the exchange agent has received from the eligible institution a properly completed and validly executed notice of guaranteed delivery, by manually signed facsimile transmission, mail or hand delivery, in substantially the form provided with this prospectus:

•	setting forth your name and address, the registered number(s) of your initial notes and the principal amount of the initial notes tendered;

•	stating that the tender is being made by guaranteed delivery;

•	guaranteeing that, within three New York Stock Exchange trading days after the date of the notice of guaranteed delivery, the letter of transmittal or facsimile thereof, properly completed and validly executed, together with certificates representing the initial notes, or a book-entry confirmation, and any other documents required by the letter of transmittal and the instructions thereto, will be deposited by the eligible institution with the exchange agent; and

•	the exchange agent receives the properly completed and validly executed letter of transmittal or facsimile thereof with any required signature guarantees, together with certificates for all initial notes in proper form for transfer, or a book-entry confirmation, and any other required documents, within three New York Stock Exchange trading days after the date of the notice of guaranteed delivery.

     Other Matters

      Exchange notes will be issued in exchange for initial notes accepted for exchange only after timely receipt by the exchange agent of:

•	certificates for, or a timely book-entry confirmation with respect to, your initial notes;

•	a properly completed and duly executed letter of transmittal or facsimile thereof with any required signature guarantees, or, in the case of a book-entry transfer, an agent’s message; and

•	any other documents required by the letter of transmittal.

      All questions as to the form of all documents and the validity, including time of receipt, and acceptance of all tenders of initial notes will be determined by us, in our sole discretion, the determination of which shall be final and binding. Alternative, conditional or contingent tenders of initial notes will not be considered valid. We reserve the absolute right to reject any or all tenders of initial notes that are not in proper form or the acceptance of which, in our opinion, would be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to any particular initial notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties.

      Unless waived by us, any defect or irregularity in connection with tenders of initial notes must be cured within the time that we determine. Tenders of initial notes will not be deemed to have been made until all defects and irregularities have been waived by us or cured. Neither us, the exchange agent, nor any other person will be under any duty to give notice of any defects or irregularities in tenders of initial notes, or will incur any liability to holders for failure to give any such notice.

      By signing or agreeing to be bound by the letter of transmittal, you will represent to us that, among other things:

•	any exchange notes that you receive will be acquired in the ordinary course of your business;

•	you have no arrangement or understanding with any person or entity to participate in the distribution of the exchange notes;

•	if you are not a broker-dealer, that you are not engaged in and do not intend to engage in the distribution of the exchange notes;

•	if you are a broker-dealer that will receive the exchange notes for your own account in exchange for initial notes that were acquired as a result of market-making activities or other trading activities, that you will deliver a prospectus, as required by law, in connection with any resale of the exchange notes; and

•	you are not an “affiliate” of ours, as defined in Rule 405 of the Securities Act, or, if you are an affiliate, you will comply with any applicable registration and prospectus delivery requirements of the Securities Act.

Withdrawal of Tenders

      Except as otherwise provided in this prospectus, you may withdraw your tender of initial notes at any time prior to the expiration date of the exchange offer.

      For a withdrawal to be effective:

•	the exchange agent must receive a written notice of withdrawal at the address set forth below under “— Exchange Agent”; or

•	you must comply with the appropriate procedures of DTC’s automated tender offer program system.

      Any notice of withdrawal must:

•	specify the name of the person who tendered the initial notes to be withdrawn; and

•	identify the initial notes to be withdrawn, including the principal amount of the initial notes to be withdrawn.

      If certificates for the initial notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of those certificates, the withdrawing holder must also submit:

•	the serial numbers of the particular certificates to be withdrawn; and

•	a signed notice of withdrawal with signatures guaranteed by an eligible institution, unless the withdrawing holder is an eligible institution.

      If the initial notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn initial notes and otherwise comply with the procedures of DTC.

      We will determine all questions as to the validity, form and eligibility, including time of receipt, of notices of withdrawal, and our determination shall be final and binding on all parties. We will deem any initial notes so withdrawn not to have been validly tendered for exchange for purposes of the exchange offer.

      We will return any initial notes that have been tendered for exchange but that are not exchanged for any reason to their holder without cost to the holder. In the case of initial notes tendered by book-entry transfer into the exchange agent’s account at DTC, according to the procedures described above, those initial notes will be credited to an account maintained with DTC for the initial notes. This return or crediting will take place as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. You may re-tender properly withdrawn initial notes by following one of the procedures described under

“— Procedures for Tendering Initial Notes” at any time on or prior to the expiration date of the exchange offer.

Conditions to the Exchange Offer

      Despite any other term of the exchange offer, we will not be required to accept for exchange any initial notes and we may terminate or amend the exchange offer as provided in this prospectus before accepting any initial notes for exchange if in our reasonable judgment:

•	the exchange notes to be received will not be tradable by the holder without restriction under the Securities Act and the Exchange Act and without material restrictions under the blue sky or securities laws of substantially all of the states of the United States;

•	the exchange offer, or the making of any exchange by a holder of initial notes, would violate applicable law or any applicable interpretation of the staff of the SEC; or

•	any action or proceeding has been instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer that would reasonably be expected to impair our ability to proceed with the exchange offer.

      We will not be obligated to accept for exchange the initial notes of any holder that has not made to us:

•	the representations described under the captions “— Procedures for Tendering Initial Notes” and “Plan of Distribution;” and

•	any other representations that may be reasonably necessary under applicable SEC rules, regulations or interpretations to make available to us an appropriate form for registration of the exchange notes under the Securities Act.

      We expressly reserve the right, at any time or at various times, to extend the period of time during which the exchange offer is open. Consequently, we may delay acceptance of any initial notes by giving oral or written notice of an extension to their holders. During an extension, all initial notes previously tendered will remain subject to the exchange offer, and we may accept them for exchange. We will return any initial notes that we do not accept for exchange for any reason without expense to their tendering holder as promptly as practicable after the expiration or termination of the exchange offer.

      We expressly reserve the right to amend or terminate the exchange offer and to reject for exchange any initial notes not previously accepted for exchange, upon the occurrence of any of the conditions of the exchange offer specified above. By public announcement we will give oral or written notice of any extension, amendment, non-acceptance or termination to the holders of the initial notes as promptly as practicable. If we amend the exchange offer in a manner that we consider material, we will disclose the amendment in the manner required by applicable law.

      These conditions are solely for our benefit and we may assert them regardless of the circumstances that may give rise to them or waive them in whole or in part at any time or at various times in our sole discretion. If we fail at any time to exercise any of the foregoing rights, this failure will not constitute a waiver of that right. Each of these rights will be deemed an ongoing right that we may assert at any time or at various times.

      We will not accept for exchange any initial notes tendered, and will not issue the exchange notes in exchange for any initial notes, if at any time a stop order is threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act of 1939.

Transfer Taxes

      We will pay all transfer taxes, if any, applicable to the transfer and exchange of initial notes pursuant to the exchange offer. The tendering holder, however, will be required to pay any transfer taxes, whether imposed on the record holder or any other person, if:

•	delivery of the exchange notes, or certificates for initial notes for principal amounts not exchanged, are to be made to any person other than the record holder of the initial notes tendered;

•	tendered certificates for initial notes are recorded in the name of any person other than the person signing any letter of transmittal; or

•	a transfer tax is imposed for any reason other than the transfer and exchange of initial notes under the exchange offer.

Consequences of Failure to Exchange

      If you do not exchange your initial notes for the exchange notes in the exchange offer, you will remain subject to restrictions on transfer of the initial notes:

•	as set forth in the legend printed on the initial notes as a consequence of the issuance of the initial notes pursuant to the exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws; and

•	as otherwise set forth in the offering memorandum distributed in connection with the private offering of each of the initial notes.

      In general, you may not offer or sell the initial notes unless they are registered under the Securities Act, or if the offer or sale is exempt from registration under the Securities Act and applicable state securities laws. Except as required by the registration rights agreements relating to the initial notes, we do not intend to register resales of the initial notes under the Securities Act. Based on interpretations of the SEC, you may offer for resale, resell or otherwise transfer the exchange notes issued in the exchange offer without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that:

•	you are not an “affiliate” within the meaning of Rule 405 under the Securities Act;

•	you acquired the exchange notes in the ordinary course of your business; and

•	you have no arrangement or understanding with respect to the distribution of the exchange notes to be acquired in the exchange offer.

      If you tender initial notes in the exchange offer for the purpose of participating in a distribution of the exchange notes:

•	you cannot rely on the applicable interpretations of the SEC; and

•	you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction and that such a secondary resale transaction must be covered by an effective registration statement containing the selling security holder information required by Item 507 or 508, as applicable, of Regulation S-K under the Securities Act.

Exchange Agent

      The Bank of New York Trust Company, N.A. has been appointed as exchange agent for the exchange offer. You should direct questions and requests for assistance, requests for additional copies of this prospectus, the letter of transmittal or any other documents to the exchange agent. You should send certificates for initial notes, letters of transmittal and any other required documents to the exchange agent addressed as follows:

By Registered or Certified Mail	By Hand or Overnight Delivery	Facsimile Transmission

The Bank of New York Trust Company, N.A. Corporate Trust Operations Reorganization Unit 101 Barclay Street — 7 East New York, NY 10286 Attn: Kin Lau	The Bank of New York Trust Company, N.A. (Eligible Institutions Only) Corporate Trust Operations Reorganization Unit 101 Barclay Street — 7 East New York, NY 10286 Attn: Kin Lau	(212) 298-1915 Attn: Kin Lau Confirm by Telephone (212) 815-3750

      Delivery of the letter of transmittal to an address other than as shown above or transmission via facsimile other than as set forth above does not constitute a valid delivery of the letter of transmittal.

Other

      Participation in the exchange offer is voluntary, and you should carefully consider whether to exchange the initial notes for the exchange notes. We urge you to consult your financial and tax advisors in making your own decision on what action to take.

      We may in the future seek to acquire untendered initial notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise, on terms that may differ from the terms of the exchange offer. We have no present plans to acquire any initial notes that are not tendered in the exchange offer or to file a registration statement to permit resales of any untendered initial notes.

CAPITALIZATION

      The following table presents our capitalization as of March 31, 2004. Our capitalization is presented:

•	on an actual basis; and

•	on a pro forma basis to give effect to the Transactions.

      You should read this table in conjunction with “Summary — The Transactions,” “Unaudited Pro Forma Condensed Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes that are included in this prospectus.

	As of March 31, 2004

	Actual	Pro Forma

	(Unaudited)

	(In thousands)
Cash and cash equivalents	$448,150	$52,897

Long-term debt, including current maturities:
Subsidiary debt:
Senior credit facility of Cinemark USA, Inc.(1)	$163,762	$260,000
8 1/2% senior subordinated notes of Cinemark USA, Inc.(2)	104,567	10,790
9% senior subordinated notes of Cinemark USA, Inc.(3)	373,817	356,067
Other subsidiary indebtedness(4)	14,055	14,055
9 3/4% senior discount notes	360,096	360,096

Total long-term debt	1,016,297	1,001,008
Minority interest in subsidiaries	34,434	34,434
Stockholders’ equity (deficiency):
Common stock	41	28
Additional paid-in capital	40,369	597,069
Retained earnings (deficit)	134,593	(763,800)
Accumulated other comprehensive loss	(86,539)	(86,539)
Unearned compensation — stock options	(1,595)	—

Total stockholders’ equity (deficiency)	86,869	(253,242)

Total capitalization(5)	$1,137,600	$782,200

(1)	As of March 31, 2004, on an actual basis $74.9 million was available under Cinemark USA, Inc.’s former senior credit facility, subject to compliance with the terms thereof. The former senior credit facility consisted of a $75.0 million revolving credit facility that expired in February 2008 and a $165.0 million term loan that matured in March 2008. The effective interest rate on outstanding borrowings under the former senior credit facility at March 31, 2004 was 5.5% per annum.

In connection with the Transactions, the former senior credit facility was refinanced by the amended senior credit facility. The amended senior credit facility consists of an amortizing seven-year term loan facility in aggregate principal amount of $260.0 million, and a six-and-a-half-year revolving credit facility in aggregate principal amount of $100.0 million, which was undrawn on the date of the closing of the Recapitalization.

(2)	The amount shown on an actual basis is net of an unamortized debt discount of approximately $0.4 million associated with the issuance of the 8 1/2% senior subordinated notes. In connection with the Transactions, Cinemark USA, Inc. redeemed approximately $94.2 million aggregate principal amount of 8 1/2% senior subordinated notes that were tendered in the tender offer and concurrently therewith approximately $0.4 million of related unamortized bond discount was written off.

(3)	The amount shown includes an unamortized premium of approximately $13.8 million associated with the issuance of the 9% senior subordinated notes. In accordance with the terms of the indenture governing the 9% senior subordinated notes, Cinemark USA, Inc. made a change of control offer following the closing of the Transactions to repurchase the 9% senior subordinated notes at a purchase price of 101% of the aggregate principal amount, plus accrued and unpaid interest, if any, to the date of purchase.

Approximately $17.8 million in aggregate principal amount of the 9% senior subordinated notes were tendered and not withdrawn in the change of control offer, which expired on May 26, 2004. Payment of the change of control offer price was made with available cash by Cinemark USA, Inc. on June 1, 2004.

(4)	Consists of $3.6 million of borrowings of Cinemark Brasil S.A., $7.2 million of borrowings of Cinemark Chile S.A. and $3.3 million of other long-term debt of our subsidiaries.

(5)	Pro forma total capitalization is less than actual total capitalization by $355.4 million as a result of the adjustments set forth in “Unaudited Pro Forma Condensed Consolidated Financial Information.”

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

      On March 12, 2004, Popcorn Merger Corp., a Delaware company and newly formed subsidiary of Madison Dearborn, entered into a merger agreement with Cinemark, Inc., pursuant to which Popcorn Merger Corp. merged on April 2, 2004 with and into Cinemark, Inc. with Cinemark, Inc. continuing as the surviving corporation. Simultaneously with the merger, the equity sponsor purchased shares of common stock of Cinemark, Inc. Lee Roy Mitchell, the Mitchell Special Trust and certain members of our management which were stockholders of Cinemark, Inc., among others, received cash consideration in the merger pursuant to the merger agreement. In addition, after the merger the Mitchell investors and the management investors retained a portion of their holdings of shares of Cinemark, Inc. After the closing of the Recapitalization and the related financing transactions, all of the capital stock of Cinemark, Inc. is owned by the equity sponsor, the Mitchell investors and the management investors. The equity sponsor is our controlling stockholder.

      We derived the following unaudited pro forma condensed consolidated data by applying pro forma adjustments to our historical consolidated financial statements included elsewhere in this offering memorandum. The unaudited pro forma condensed consolidated income statement data for the year ended December 31, 2003 and for the three months ended March 31, 2004 give effect to the Transactions, including the offering of the notes and the application of the proceeds, as if they had occurred on January 1, 2003. The unaudited pro forma condensed consolidated balance sheet data gives effect to the Transactions, including the offering of the notes and the application of the proceeds, as if they had occurred on March 31, 2004. We describe the assumptions underlying the pro forma adjustments in the accompanying notes, which should be read in conjunction with these unaudited pro forma condensed consolidated financial statements.

      The pro forma adjustments related to the Recapitalization are based on actual adjustments made upon the closing date of the Recapitalization.

      Unaudited pro forma condensed consolidated financial information gives effect to:

•	the Recapitalization;

•	the offering of the initial notes, the repurchase of the approximately $94.2 million aggregate principal amount of 8 1/2% senior subordinated notes in the tender offer, the repurchase of approximately $17.8 million aggregate principal amount of 9% senior subordinated notes tendered and not withdrawn in the change of control offer, $260.0 million of borrowings under the amended senior credit facility and the repayment of all outstanding amounts under the former senior credit facility; and

•	the fees and expenses associated with the Transactions.

      The unaudited pro forma condensed consolidated financial information should not be considered indicative of actual results that would have been achieved had the Transactions been consummated on the date or for the periods indicated and do not purport to indicate consolidated balance sheet data or income statement data or other financial data as of any future date or for any future period.

      The unaudited pro forma condensed consolidated financial statements should be read in conjunction with the information contained in “Selected Historical Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and accompanying notes appearing elsewhere in this offering memorandum.

CINEMARK, INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

As of March 31, 2004

	Historical	Adjustments(1)		Pro Forma

	(In thousands)
ASSETS
Cash and cash equivalents	$448,150	$(350,314	)(a)	$52,897
		(44,939	)(b)
Accounts receivable	13,671			13,671
Other current assets	10,361	150	(b)	10,511
Theatre properties and equipment, net	773,285			773,285
Goodwill	11,977			11,977
Intangible assets — net	7,744			7,744
Deferred charges and other assets — net	44,695	12,796	(b)	57,491

TOTAL ASSETS	$1,309,883	$(382,307)		$927,576

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIENCY)
LIABILITIES
Accounts payable	41,228	(10,480	)(g)	30,748
Accrued film rentals	24,737			24,737
Accrued interest	6,931	(1,408	)(g)	5,523
Accrued payroll	9,535			9,535
Accrued property taxes	9,691			9,691
Accrued other current liabilities	27,726			27,726
Long-term debt	1,016,297	260,000	(b)	1,001,008
		(163,763	)(b)
		(94,165	)(b)
		389	(b)
		(17,750	)(b)
Deferred income taxes	15,092	(15,019	)(d)	73
Deferred lease expenses	27,716			27,716
Deferred revenues and other long-term liabilities	9,627			9,627

Total liabilities	1,188,580	(42,196)		1,146,384
COMMITMENTS AND CONTINGENCIES	—			—
MINORITY INTERESTS IN SUBSIDIARIES	34,434			34,434
STOCKHOLDERS’ EQUITY (DEFICIENCY)
Common stock	41	(13	)(c)	28
Additional paid-in-capital	40,369	556,700	(c)	597,069
Retained earnings (deficit)	134,593	(898,393	)(c)	(763,800)
Accumulated other comprehensive loss	(86,539)			(86,539)
Other	(1,595)	1,595	(c)	—

TOTAL STOCKHOLDERS’ EQUITY (DEFICIENCY)	86,869	(340,111)		(253,242)

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIENCY)	$1,309,883	$(382,307)		$927,576

(1) See notes to the Unaudited Pro Forma Condensed Consolidated Financial Information

CINEMARK, INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED INCOME STATEMENT

For the Three Months Ended March 31, 2004

	Historical	Adjustments(1)			Pro Forma

	(In thousands, except per share amounts)
Revenues	$235,112	$			$235,112
Cost of operations:
Film rentals and advertising	78,972				78,972
Concession supplies	12,113				12,113
Salaries and wages	24,317				24,317
Facility lease expense	31,088				31,088
Utilities and other	26,580				26,580

Total cost of operations	173,070		—		173,070
General and administrative expenses	11,869				11,869
Depreciation and amortization	16,889				16,889
Asset impairment loss	1,000				1,000
Gain on sale of assets and other	(513)				(513)

Total costs and expenses	202,315		—		202,315

OPERATING INCOME	32,797		—		32,797
OTHER EXPENSE
Interest expense	(12,562)		(7,378	)(e)	(20,459)
			(519	)(f)
Other	(752)				(752)

Total other expenses	(13,314)		(7,897)		(21,211)

INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	19,483		(7,897)		11,586
INCOME TAXES	7,948		(3,222	)(d)	4,726

INCOME FROM CONTINUING OPERATIONS	$11,535		$(4,675)		$6,860

INCOME FROM CONTINUING OPERATIONS PER SHARE — BASIC	$0.28				$0.25
INCOME FROM CONTINUING OPERATIONS PER SHARE — DILUTED	$0.28				$0.25

(1) See notes to the Unaudited Pro Forma Condensed Consolidated Financial Information

CINEMARK, INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED INCOME STATEMENT

For the Year Ended December 31, 2003

	Historical	Adjustments(1)			Pro Forma

	(In thousands, except per share amounts)
Revenues	$950,872	$			$950,872
Cost of operations:
Film rentals and advertising	324,902				324,902
Concession supplies	49,640				49,640
Salaries and wages	97,240				97,240
Facility lease expense	119,517				119,517
Utilities and other	110,792				110,792

Total cost of operations	702,091		—		702,091
General and administrative expenses	44,285				44,285
Depreciation and amortization	65,085				65,085
Asset impairment loss	5,049				5,049
Gain on sale of assets and other	(1,202)				(1,202)

Total costs and expenses	815,308				815,308

OPERATING INCOME	135,564				135,564
OTHER EXPENSE
Interest expense	(54,163)		(29,896	)(e)	(85,365)
			(1,306	)(f)
Loss on early retirement of debt	(7,540)				(7,540)
Other	(1,106)				(1,106)

Total other expenses	(62,809)		(31,202)		(94,011)

INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	72,755		(31,202)		41,553
INCOME TAXES	25,166		(10,796	)(d)	14,370

INCOME FROM CONTINUING OPERATIONS	$47,589		$(20,406)		$27,183

INCOME FROM CONTINUING OPERATIONS PER SHARE — BASIC	$1.10				$0.98
INCOME FROM CONTINUING OPERATIONS PER SHARE — DILUTED	$1.09				$0.98

(1) See notes to the Unaudited Pro Forma Condensed Consolidated Financial Information

CINEMARK, INC.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED

FINANCIAL INFORMATION
(Dollars in thousands)

(a) Reflects the sources and uses of funds in connection with the Recapitalization as summarized below.

Sources of Funds:

Cash from equity sponsor	$518,245
Net cash used(1)	350,314

Total	$868,559

Uses of Funds:

Payment to equity holders(2)	$840,655
Transaction fees(3)	27,904

Total	$868,559

(1)	Consists of cash provided by the issuance of the 9 3/4% senior discount notes on March 31, 2004, which resulted in gross proceeds of $360,000.

(2)	Includes $11,363 of withholding taxes.

(3)	Represents transaction fees associated with the Recapitalization that were recorded as a reduction to additional paid-in-capital.

(b)	Reflects the sources and uses of the proceeds from the financing transactions in connection with the Recapitalization as summarized below.

Sources of Funds:

Amended senior credit facility(1)	$260,000
Net cash used(2)	44,939

Total	$304,939

Uses of Funds:

Repay former senior credit facility term note	$163,763
Repurchase 8 1/2% senior subordinated notes(3)	94,165
Repurchase 9% senior subordinated notes(4)	17,750
Debt issue and tender fees(5)	29,261

Total	$304,939

(1)	Represents borrowings by Cinemark USA, Inc. under the amended senior credit facility.

(2)	Consists of a portion of the cash received upon the issuance of the 9 3/4% senior discount notes on March 31, 2004 together with available cash of $35,253.

(3)	Represents repurchase of $94,165 aggregate principal amount of the 8 1/2% senior subordinated notes pursuant to the tender offer (which includes $389 of unamortized bond discount).

(4)	Represents repurchase of $17,750 aggregate principal amount of the 9% senior subordinated notes pursuant to the change of control offer.

(5)	Represents debt issue fees in conjunction with the issuance of the senior discount notes and the amended senior credit facility, of which $12,946 were capitalized, and certain premiums and fees associated with the tender offer.

(c)	Records the impact on equity as a result of the Transactions. Common stock, additional paid-in-capital and retained earnings reflects the constructive retirement of all outstanding common stock and the subsequent reissuance of common stock to the equity sponsor and management investors. Retained earnings has been adjusted by $21,792 related to the Transactions that will be recognized in our 2004 Consolidated Statement of Operations but are not reflected in the unaudited pro forma condensed statement of income due to the non-recurring nature of the transaction costs.

(d)	Adjusts income taxes on a pro forma basis to reflect our effective tax rate of 34.6% for the year ended December 31, 2003 and 40.8% for the three months ended March 31, 2004.

CINEMARK, INC.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED

FINANCIAL INFORMATION — (Continued)

(e) Represents change in interest expense arising from:

		Three Months
	Year Ended	Ended
	December 31, 2003	March 31, 2004

Interest expense on amended senior credit facility:
Term loan	$8,710	$2,178
Revolving credit facility	—	—
Interest expense on 9 3/4% senior discount notes	35,100	8,679
Interest expense on former senior credit facility:
Term loan	(5,910)	(1,478)
Revolving credit facility	—	—
Interest expense on 8 1/2% senior subordinated notes	(8,004)	(2,001)

Net increase	$29,896	$7,378

(f) Represents change in amortization of debt issue costs:

Debt issuance costs related to the amended senior credit facility	$1,036	$259
Debt issuance costs related to 9 3/4% senior discount notes	1,589	397
Debt issuance costs related to former senior credit facility	(1,319)	(137)
Debt issuance costs related to 8 1/2% senior subordinated notes	—	—

Net increase	$1,306	$519

(g)	Represents debt issue costs and interest accrued as of March 31, 2004 that were paid upon the consummation of the Recapitalization.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA

      The following tables set forth our selected consolidated financial and operating data as of and for the periods indicated. Our historical financial data for each of the years ended December 31, 2003 is derived from our consolidated audited financial statements. Our historical financial data for the three months ended March 31, 2003 and 2004 is derived from our unaudited interim financial statements which, in the opinion of management, contain all adjustments necessary for a fair presentation of this information. The historical financial data for the three months ended March 31, 2004 is not necessarily indicative of the results expected for the full year. Certain reclassifications have been made to the 1999, 2000, 2001, 2002 and 2003 financial statements to conform to the 2004 presentation. You should read the selected consolidated financial and operating data set forth below in conjunction with Management’s Discussion and Analysis of Financial Condition and Results of Operations and with our consolidated financial statements and unaudited interim financial statements and related notes appearing elsewhere in this prospectus.

						Three Months
						Ended
	Year Ended December 31,					March 31,

	1999	2000	2001	2002	2003	2003	2004

	(In thousands, except for ratios)					(Unaudited)
Statement of Operations Data (Consolidated)(1):
Revenues	$712,604	$786,264	$853,658	$935,854	$950,872	$202,473	$235,112
Theatre operating costs	463,673	504,519	531,967	570,947	582,574	124,062	141,982
Facility lease expense	89,808	108,489	114,737	115,588	119,517	28,451	31,088
General and administrative expenses	34,833	39,013	42,597	47,953	44,285	9,443	11,869
Depreciation and amortization	53,269	66,111	73,079	66,583	65,085	15,996	16,889
Asset impairment loss	3,720	3,872	20,723	3,869	5,049	—	1,000
(Gain) loss on sale of assets and other	2,420	912	12,408	470	(1,202)	(616)	(513)

Total expenses	647,723	722,916	795,511	805,410	815,308	177,336	202,315

Operating income	64,881	63,348	58,147	130,444	135,564	25,137	32,797
Interest expense(2)	59,867	74,037	70,931	57,793	54,163	13,879	12,562
Income (loss) from continuing operations before cumulative effect of an accounting change	4,004	(10,423)	(3,462)	40,516	47,589	5,765	11,535
Loss from discontinued operations	—	—	(559)	(1,651)	(2,939)	(315)	(1,763)
Net income (loss)(3)	$1,035	$(10,423)	$(4,021)	$35,476	$44,650	$5,450	$9,772

Other Financial Data (Consolidated)(1):
Cash flow from (used for):
Operating activities	$92,102	$54,796	$87,117	$150,119	$135,522	$(15,649)	$10,004
Investing activities	(223,044)	(94,886)	(33,799)	(34,750)	(47,151)	(7,116)	(16,210)
Financing activities	114,927	51,280	(21,508)	(96,140)	(45,738)	1,545	347,079
Capital expenditures	248,371	113,081	40,352	38,032	51,002	(8,603)	(17,850)
Ratio of earnings to fixed charges(4)	1.0x	—	—	1.7x	1.8x	1.4x	1.9x

	As of December 31,					As of March 31,

	1999	2000	2001	2002	2003	2003	2004

	(In thousands)					(Unaudited)
Balance Sheet Data (Consolidated):
Cash and cash equivalents	$8,872	$19,840	$50,199	$63,719	$107,322	$42,652	$448,150
Theatre properties and equipment — net	933,959	950,135	866,406	791,731	775,880	784,294	773,285
Total assets	1,041,861	1,060,576	996,544	916,814	960,736	898,929	1,309,883
Total long-term debt, including current portion	778,413	810,323	780,956	692,587	658,431	704,099	1,016,297
Stockholders’ equity	63,851	48,910	25,337	27,664	76,947	34,335	86,869
(footnotes begin on the following page)

						Three Months
						Ended
	As of December 31,					March 31,

	1999	2000	2001	2002	2003	2003	2004

Operating Data(1):
North America(5)(7)
Theatres operated (at period end)	185	190	188	188	189	186	200
Screens operated (at period end)	2,102	2,217	2,217	2,215	2,244	2,206	2,323
Total attendance	90,996	92,425	100,022	111,959	112,581	24,264	26,323
International(6)
Theatres operated (at period end)	69	80	88	92	97	92	97
Screens operated (at period end)	606	695	783	816	852	818	852
Total attendance	39,938	46,152	53,853	60,109	60,553	13,727	15,791
Worldwide(5)(6)(7)
Theatres operated (at period end)	254	270	276	280	286	278	297
Screens operated (at period end)	2,708	2,912	3,000	3,031	3,096	3,024	3,175
Total attendance	130,934	138,577	153,875	172,068	173,134	37,991	42,114

(1)	Statement of operations data and attendance data exclude the results of our United Kingdom theatres for all periods presented, as these theatres were classified as held for sale at March 31, 2004. The results of operations for these two theatres are presented as discontinued operations.

(2)	Includes amortization of debt issue cost and excludes capitalized interest for all periods presented.

(3)	In 1999, a cumulative effect of a change in accounting principle charge of $3.0 million (net of tax benefit) was recorded in connection with the adoption of Statement of Position (SOP) 98-5 requiring start-up activities and organization costs to be expensed as incurred. In 2002, a cumulative effect of a change in accounting principle charge of $3.4 million (net of tax benefit) was recorded as a transitional impairment adjustment in connection with the adoption of Statement of Financial Accounting Standards No. 142 requiring that goodwill and other intangible assets with indefinite useful lives no longer be amortized but instead be tested for impairment at least annually.

(4)	For the purposes of calculating the ratio of earnings to fixed charges, earnings consist of income (loss) before taxes and cumulative effect of an accounting change plus fixed charges excluding capitalized interest. Fixed charges consist of interest expense, capitalized interest, amortization of debt issue cost and that portion of rental expense which we believe to be representative of the interest factor. For the years ended December 31, 2000 and 2001, earnings were insufficient to cover fixed charges by $10.4 million and $17.9 million, respectively.

(5)	The data excludes certain theatres operated by us in North America pursuant to management agreements that are not part of our consolidated operations.

(6)	The data excludes certain theatres operated internationally through our affiliates that are not part of our consolidated operations.

(7)	The data for 2003 excludes theatres, screens and attendance for the eight theatres and 46 screens acquired in the United States on December 31, 2003, because the results of operations for these theatres are not included in our 2003 consolidated results of operations.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

      The following discussion and analysis should be read in conjunction with our consolidated financial statements and related notes and schedules included elsewhere in this prospectus.

Revenues and Expenses

      We generate revenues primarily from box office receipts and concession sales with additional revenues from screen advertising sales and other ancillary revenue streams, such as vendor marketing programs, pay phones, ATM machines and electronic video games located in some of our theatres. Our revenues are affected by changes in attendance and average admissions and concession revenues per patron. Attendance is primarily affected by the quality and quantity of films released by motion picture studios. Film releases during the first quarter of 2004 included the blockbuster The Passion of the Christ, which exceeded $300 million in U.S. box office receipts. Films released and scheduled for release during the remainder of 2004 include highly anticipated sequels such as Shrek 2, Harry Potter and the Prisoner of Azkaban and Spider-Man 2 as well as other anticipated blockbusters such as Van Helsing and The Day After Tomorrow.

      Film rental costs are variable in nature and fluctuate with our admissions revenues. Film rental costs as a percentage of revenues are generally higher for periods in which successful films are released. Film rental costs can also vary based on the length of a film’s run. Generally, a film that runs for a longer period results in lower film rental costs as a percentage of revenues. Film rental rules are negotiated on a film-by-film and theatre-by-theatre basis. Advertising costs borne by us, which are expensed as incurred, are primarily fixed at the theatre level as daily movie directories placed in newspapers represent the largest component of advertising costs. The monthly cost of these ads is based on, among other things, the size of the directory and the frequency and size of the newspaper’s circulation. The internet is quickly becoming the primary way to check movie times, replacing the traditional newspaper advertisements. Over time, the internet may allow us to reduce our advertising costs associated with newspaper directory advertisements.

      Concession supplies expense is variable in nature and fluctuates with our concession revenues. We purchase concession supplies to replace units sold. We negotiate prices for concession supplies directly with concession vendors and manufacturers to obtain bulk rates.

      Although salaries and wages include a fixed cost component (i.e. the minimum staffing costs to operate a theatre facility during non-peak periods), salaries and wages move in relation to revenues as theatre staffing is adjusted to handle changes in attendance.

      Facility lease expense is primarily a fixed cost at the theatre level as our facility leases generally require a fixed monthly minimum rent payment. Certain leases are also subject to additional percentage rent if a target annual revenue level is achieved. Facility lease expense as a percentage of revenues is also affected by the number of leased versus fee owned facilities.

      Utilities and other costs include certain costs that are fixed such as property taxes, certain costs which are variable such as liability insurance, and certain costs that possess both fixed and variable components such as utilities, repairs and maintenance and security services.

Critical Accounting Policies

      We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the U.S. As such, we are required to make certain estimates, judgments and assumptions that we believe are reasonable based upon the information available. These estimates, judgments and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. The significant accounting policies which we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

     Revenue and Expense Recognition

      Revenues are recognized when admissions and concession sales are received at the box office and screen advertising is shown at the theatres. We record proceeds from the sale of gift cards and other advanced sale-type certificates in current liabilities and recognize admissions and concession revenue when a holder redeems a gift card or other advanced sale-type certificate. We recognize unredeemed gift cards and other advanced sale-type certificates as other revenue only after such a period of time indicates, based on our historical experience, the likelihood of redemption is remote.

      Film rental costs are accrued based on the applicable box office receipts and either the mutually agreed upon firm terms or estimates of the final settlement depending on the film licensing arrangement. Estimates are made based on the expected success of a film over the length of its run. The success of a film can typically be determined a few weeks after a film is released when initial box office performance of the film is known. Accordingly, final settlements typically approximate estimates since box office receipts are known at the time the estimate is made and the expected success of a film over the length of its run can typically be estimated early in the film’s run. The final film settlement amount is negotiated at the conclusion of the film’s run based upon how a film actually performs. If actual settlements are higher than those estimated, additional film rental costs are recorded at that time. When participating in co-operative advertising, we share the total advertising costs to promote a film with the film distributor on a negotiated basis and our advertising expenses are presented net of the portion of advertising costs reimbursed to us. We recognize advertising costs and any sharing arrangements with film distributors in the same accounting period. Advertising costs borne by us are expensed as incurred.

     Asset Impairment Loss

      We review long-lived assets for impairment on a quarterly basis or whenever events or changes in circumstances indicate the carrying amount of the assets may not be fully recoverable. We assess many factors including the following to determine whether to impair individual theatre assets:

•	actual theatre level cash flow;

•	future years budgeted theatre level cash flow;

•	theatre property and equipment values;

•	goodwill values;

•	the age of a recently built theatre;

•	competitive theatres in the marketplace;

•	the sharing of a market with our other theatres;

•	changes in foreign currency exchange rates;

•	the impact of recent ticket price changes;

•	available lease renewal options; and

•	other factors considered relevant in our assessment of impairment of individual theatre assets.

      Assets are evaluated for impairment on an individual theatre basis or a group of theatres that share the same marketplace, which we believe is the lowest applicable level for which there are identifiable cash flows. The evaluation is based on the estimated undiscounted cash flows from continuing use through the remainder of the theatre’s useful life. The remainder of the useful life correlates with the available remaining lease period for leased properties and a period of twenty years for fee owned properties. If the estimated undiscounted cash flows are not sufficient to recover an asset’s carrying amount, we then compare the carrying value of the asset with its fair value, which is determined based on estimated cash flows. When estimated fair value is determined to be lower than the carrying value of the asset, the asset is written down to its estimated fair value.

     Income Taxes

      We use an asset and liability approach to financial accounting and reporting for income taxes. Deferred income taxes are provided when tax laws and financial accounting standards differ with respect to the amount of income for a year and the bases of assets and liabilities. A valuation allowance is recorded to reduce the carrying amount of deferred tax assets unless it is more likely than not that such assets will be realized. Income taxes are provided on unremitted earnings from foreign subsidiaries unless such earnings are expected to be indefinitely reinvested. Income taxes have also been provided for potential tax assessments and the related tax accruals are in the condensed consolidated balance sheets. To the extent tax accruals differ from actual payments or assessments, the accruals will be adjusted.

Results of Operations

      Set forth below is a summary of operating revenues and expenses, certain income statement items expressed as a percentage of revenues, average screen count and revenues per average screen for the three most recent years ended December 31, 2001, 2002 and 2003 and for the three months ended March 31, 2003 and 2004.

				Three Months Ended
	Year Ended December 31,			March 31,

	2001	2002	2003	2003	2004

				(Unaudited)
Operating Data (in millions)(1):
Revenues:
Admissions	$548.9	$595.3	$597.5	$127.7	$149.7
Concession	257.6	291.8	300.6	63.9	73.3
Other	47.2	48.8	52.8	10.9	12.1

Total revenues	$853.7	$935.9	$950.9	$202.5	$235.1

Cost of operations:
Film rentals and advertising	$295.0	$320.7	$324.9	$66.9	$79.0
Concession supplies	44.9	50.4	49.6	9.8	12.1
Salaries and wages	90.8	96.7	97.2	22.3	24.3
Facility lease expense	114.7	115.6	119.5	28.5	31.1
Utilities and other	101.3	103.2	110.8	25.0	26.6

Total cost of operations	$646.7	$686.6	$702.0	$152.5	$173.1

Operating data as a percentage of total revenues(1):
Revenues:
Admissions	64.3%	63.6%	62.8%	63.1%	63.7%
Concession	30.2	31.2	31.6	31.6	31.2%
Other	5.5	5.2	5.6	5.3	5.1%

Total revenues	100.0	100.0	100.0	100.0	100.0%
Cost of operations:
Film rentals and advertising(2)	53.7	53.9	54.4	52.4	52.8
Concession supplies(2)	17.4	17.3	16.5	15.3	16.5
Salaries and wages	10.6	10.3	10.2	11.0	10.3
Facility lease expense	13.4	12.4	12.6	14.1	13.2
Utilities and other	11.9	11.0	11.7	12.3	11.3
Total cost of operations	75.8	73.4	73.8	75.3	73.6
Average screen count (month end average)	2,954	2,998	3,027	3,009	3,118

Revenues per average screen	$288,961	$312,183	$314,178	$67,295	$75,417

(1)	Certain reclassifications have been made to the 2001, 2002 and 2003 financial statements to conform to the 2004 presentation.

(2)	All costs are expressed as a percentage of total revenues, except film rentals and advertising, which are expressed as a percentage of admissions revenues, and concession supplies, which are expressed as a percentage of concession revenues.

     Comparison of Three Months Ended March 31, 2004 and March 31, 2003

      Revenues. Revenues for the three month period ended March 31, 2004 increased to $235.1 million from $202.5 million for the three month period ended March 31, 2003, representing a 16.1% increase. Attendance increased 10.9% from 38.0 million patrons for the first quarter of 2003 to 42.1 million patrons for the first quarter of 2004. The increase in attendance and revenues for the first quarter of 2004 is primarily due to quality film product, including the first quarter release of the blockbuster The Passion of the Christ, which has exceeded the $300 million level in U.S. box office receipts. Our average ticket price was $3.55 for the first quarter of 2004 compared to $3.36 for the first quarter of 2003, an increase of 5.7%. Concession revenues per patron was $1.74 for the first quarter of 2004 compared to $1.68 for the first quarter of 2003, an increase of 3.4%. Revenues per screen increased 12.1% to $75,417 for the first quarter of 2004 from $67,295 for the first quarter of 2003.

      Cost of Operations. Cost of operations, as a percentage of revenues, decreased to 73.6% for the first quarter of 2004 from 75.3% for the first quarter of 2003. The decrease, as a percentage of revenues, was primarily due to the 16.1% increase in revenues and our ability to effectively control our theatre operating costs, many of which are primarily fixed in nature, such as salaries and wages, facility lease expense and utilities and other costs.

      Film rentals and advertising costs increased to 52.8% of admissions revenues for the first quarter of 2004 from 52.4% for the first quarter of 2003, primarily related to stronger film product during the first quarter of 2004. Concession supplies increased to 16.5% of concession revenues for the first quarter of 2004 from 15.3% for the first quarter of 2003, primarily related to increased costs on certain concession products.

      Salaries and wages increased to $24.3 million for the first quarter of 2004 from $22.3 million for the first quarter of 2003 due to the increase in attendance. Facility lease expense increased to $31.1 million for the first quarter of 2004 from $28.5 million for the first quarter of 2003 primarily due to new theatre openings and increased percentage rent expense. Utilities and other costs increased to $26.6 million for the first quarter of 2004 from $25.1 million for the first quarter of 2003 primarily due to increased utility rates in certain regions in which we operate.

      General and Administrative Expenses. General and administrative expenses increased to $11.9 million for the first quarter of 2004 from $9.4 million for the first quarter of 2003. The increase was due to a $1.2 million increase in corporate salaries and benefits including incentive bonus expense, a $0.8 million increase in international overhead expenses, a $0.3 million increase in professional fees and a $0.2 million increase in credit card and bank service charges.

      Depreciation and Amortization. Depreciation and amortization expense was $16.9 million for the first quarter of 2004 compared to $16.0 million for the first quarter of 2003. The increase is primarily due to an increase in our asset base since the first quarter of 2003 due to new theatre development.

      Asset Impairment Loss. During the first quarter of 2004, we wrote down the long-lived assets of one theatre located in the U.S. to estimated fair value, which resulted in an asset impairment charge of $1.0 million.

      Interest Expense. Interest costs incurred, which includes amortization of debt issue costs, was $12.6 million for the first quarter of 2004 compared to $13.9 million for the first quarter of 2003.

      Loss on Early Retirement of Debt. During the first quarter of 2003, we recorded a loss on early retirement of debt of $1.6 million which represented the write-off of unamortized debt issue costs associated with the retirement of certain debt agreements, including our then existing credit facility.

      Income Taxes. Income tax expense of $7.9 million was recorded for the first quarter of 2004 compared to income tax expense of $3.9 million recorded for the first quarter of 2003. Our effective tax rate for the first quarter of 2004 was 40.8% compared to 40.7% for the first quarter of 2003.

      Loss from Discontinued Operations. We recorded a loss from discontinued operations, net of income tax benefit, of $1.8 million during the first quarter of 2004 and $0.3 million during the first quarter of 2003.

The losses recorded for both periods reflect results of operations for our two United Kingdom theatres for the respective periods. Included in the loss recorded during the first quarter of 2004, is a loss on assets held for sale of $1.8 million recorded to write down these theatres to their estimated fair market value less costs to sell, in accordance with SFAS No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets”. See Note 4 to the condensed consolidated financial statements.

     Comparison of Years Ended December 31, 2003 and December 31, 2002

      Revenues. Revenues for 2003 increased 1.6% to $950.9 million from $935.9 million in 2002. The increase in revenues is attributable to a 0.6% increase in attendance and a 2.4% increase in concession revenues per patron. Attendance for 2003 was 173.1 million compared to 172.1 million for 2002. Concession revenues per patron were $1.74 for 2003 compared to $1.70 for 2002. The increase in concession revenues per patron is primarily a result of the successful implementation of a domestic concession price increase during the fourth quarter of 2002. Average ticket prices for 2003 were consistent with 2002. Revenues per average screen increased 0.6% to $314,178 for 2003 from $312,183 for 2002.

      Cost of Operations. Cost of operations, as a percentage of revenues, increased to 73.8% in 2003 from 73.4% in 2002. Film rentals and advertising increased to 54.4% of admissions revenues for 2003 from 53.9% for 2002. The increase is due to increased film rental costs and promotional activities during 2003. Facility lease expense increased to 12.6% of revenues for 2003 from 12.4% for 2002. Utilities and other costs increased to 11.7% of revenues for 2003 from 11.0% for 2002, primarily due to increased utility costs, insurance and repairs and maintenance expense. Concession supplies decreased to 16.5% of concession revenues for 2003 from 17.3% for 2002, primarily as a result of the successful implementation of a domestic concession price increase during the fourth quarter of 2002. Salaries and wages decreased to 10.2% of revenues for 2003 from 10.3% for 2002.

      General and Administrative Expenses. General and administrative expenses, as a percentage of revenues, decreased to 4.7% in 2003 from 5.1% in 2002. General and administrative expenses decreased to $44.3 million for 2003 from $48.0 million for 2002. The decrease is primarily related to the write-off of $3.1 million of legal, accounting and other professional fees and costs in 2002, associated with our proposed initial public offering which was subsequently postponed due to unfavorable market conditions.

      Depreciation and Amortization. Depreciation and amortization decreased to $65.1 million in 2003 from $66.6 million in 2002. Depreciation and amortization as a percentage of revenues decreased to 6.8% in 2003 from 7.1% in 2002.

      Asset Impairment Loss. We recorded asset impairment charges on assets held and used of $5.0 million in 2003 and $3.9 million in 2002, as follows:

	Years Ended
	December 31,

	2003	2002

Mexico	$1.2	$—
U.S.	3.0	1.8
Chile	0.7	1.3
Other	0.1	0.8

Total	$5.0	$3.9

      Gain/loss on Sale of Assets and Other. We recorded a gain on sale of assets and other of $1.2 million in 2003 compared to a loss on sale of assets and other of $0.5 million in 2002.

      Interest Expense. Interest costs incurred, including amortization of debt issue cost, decreased 6.2% to $54.2 million in 2003 from $57.8 million in 2002. The decrease in interest costs incurred during 2003 was primarily due to a decrease in average debt outstanding during the year under our long-term debt facilities.

      Foreign Currency Exchange Loss. We recorded a foreign currency exchange loss of $0.2 million in 2003 compared to a foreign currency exchange loss of $5.1 million in 2002. The loss recorded during 2002 was due to the translation of Cinemark Brasil S.A.’s assets and liabilities denominated in other than local currency and the devaluation of the real during 2002.

      Loss on Early Retirement of Debt. We recorded a loss on early retirement of debt of $7.5 million during 2003 that included a $1.6 million loss resulting from the write-off of unamortized debt issue costs associated with the retirement of our then existing credit facility and the Cinema Properties Facility that occurred during the first quarter of 2003, a $5.6 million loss resulting from the write-off of unamortized debt issue costs, unamortized bond premiums/ discounts and tender offer repurchase costs associated with the tender offer to repurchase and subsequent retirement of approximately $233 million principal amount of outstanding 9 5/8% Senior Subordinated Notes due 2008, or the 9 5/8% senior subordinated notes, that occurred during the second quarter of 2003 and a $0.3 million loss resulting from the write-off of unamortized debt issue costs, unamortized bond premiums/discounts and other fees associated with the redemption of the remaining $42 million principal amount of the 9 5/8% senior subordinated notes that occurred during the third quarter of 2003.

      Income Taxes. Income tax expense of $25.2 million was recorded in 2003 compared to income tax expense of $29.2 million in 2002. Our effective tax rate for 2003 was 34.6% as compared to 41.9% in 2002. The change in the effective tax rate is primarily due to a decrease in foreign losses not offset by a valuation allowance.

      Loss from Discontinued Operations. We recorded a loss from discontinued operations, net of taxes, of $2.9 million for 2003 and $1.7 million for 2002, both of which represent the results of operations for our two United Kingdom theatres for the respective periods. Included in the loss recorded in 2003 is an asset impairment loss of $2.5 million recorded to write down one of these theatres to estimated fair value.

     Comparison of Years Ended December 31, 2002 and December 31, 2001

      Revenues. Revenues in 2002 increased to $935.9 million from $853.7 million in 2001, a 9.6% increase. The increase in revenues is primarily attributable to an 11.8% increase in attendance resulting from stronger film product in 2002. Revenues per average screen increased 8.0% to $312,183 for 2002 from $288,961 for 2001.

      Cost of Operations. Cost of operations, as a percentage of revenues, decreased to 73.4% in 2002 from 75.8% in 2001. The decrease is primarily related to the 9.6% increase in revenues and our ability to effectively control our theatre operating costs (some of which are of a fixed nature). The decrease as a percentage of revenues resulted from a decrease in facility lease expense as a percentage of revenues to 12.4% in 2002 from 13.4% in 2001, a decrease in utilities and other costs as a percentage of revenues to 11.0% in 2002 from 11.9% in 2001, a decrease in salaries and wages as a percentage of revenues to 10.3% in 2002 from 10.6% in 2001, a decrease in concession supplies as a percentage of concession revenues to 17.3% in 2002 from 17.4% in 2001, partially offset by an increase in film rentals and advertising as a percentage of admissions revenues to 53.9% in 2002 from 53.7% in 2001 as a result of stronger film product in 2002.

      General and Administrative Expenses. General and administrative expenses, as a percentage of revenues, increased to 5.1% in 2002 from 5.0% in 2001. General and administrative expenses increased to $48.0 million for 2002 from $42.6 million for 2001. The increase is primarily related to the write-off of $3.1 million of legal, accounting and other professional fees and costs associated with our proposed initial public offering which was subsequently postponed due to unfavorable market conditions.

      Depreciation and Amortization. Depreciation and amortization decreased to $66.6 million in 2002 from $73.1 million in 2001. Depreciation and amortization as a percentage of revenues decreased to 7.1% in 2002 from 8.6% in 2001. The decrease is partially related to the January 1, 2002 adoption of Statement of Financial Accounting Standards (“SFAS”) No. 142 which required that goodwill and other intangible assets with indefinite useful lives no longer be amortized. The decrease is also related to a reduction in the depreciable basis of properties and equipment resulting from the devaluation in foreign currencies (primarily in Argentina, Mexico and Brazil) and the decline in new construction.

      Asset Impairment Loss. We recorded asset impairment charges on assets held and used of $3.9 million in 2002 and $20.7 million in 2001, as follows:

	Years Ended
	December 31,

	2002	2001

U.S.	$1.8	$19.0
Brazil	—	1.7
Chile	1.3	—
Other	0.8	—

Total	$3.9	$20.7

      Loss on Sale of Assets and Other. We recorded a loss on sale of assets and other of $0.5 million in 2002 and $12.4 million in 2001. Included in loss on sale of assets and other in 2001 is a charge of $7.2 million to write down one property to be disposed of in the U.S. to fair value and a charge of $1.5 million to write down one property to be disposed of in Argentina to fair value.

      Interest Expense. Interest costs incurred, including amortization of debt issue cost, decreased 18.5% to $57.8 million in 2002 from $70.9 million in 2001. The decrease in interest costs incurred during 2002 was due principally to a decrease in average debt outstanding under our then existing credit facility and the lower interest rates on our variable rate debt facilities.

      Income Taxes (Benefit). Income tax expense of $29.2 million was recorded in 2002 as compared to an income tax benefit of $14.1 million in 2001. Our effective tax rate for 2002 was 41.9% as compared to 80.3% in 2001. The change in the effective tax rate is mainly due to the recognition of the Mexico deferred tax asset in 2001.

      Loss from Discontinued Operations. We recorded a loss from discontinued operations, net of taxes, of $1.7 million for 2002 and $0.6 million for 2001, both of which represent the results of operations for our United Kingdom theatres for the respective periods.

Liquidity and Capital Resources

      Operating Activities. We primarily collect our revenues in cash, mainly through box office receipts and the sale of concession supplies. We are expanding the number of theatres that provide the patron a choice of using a credit card, in place of cash, which we convert to cash in approximately three to four days. Because our revenues are received in cash prior to the payment of related expenses, we have an operating “float” and historically have not required traditional working capital financing. We typically operate with a negative working capital position for our ongoing theatre operations throughout the year, primarily because of the lack of significant inventory and accounts receivable. Cash provided by (used for) operating activities, as reflected in the consolidated statement of cash flows, amounted to $87.1 million, $150.1 million and $135.5 million in 2001, 2002 and 2003, respectively, and $10.0 million and ($15.6) million for the three months ended March 31, 2004 and March 31, 2003, respectively. The increase in cash provided by operating activities in 2004 is primarily due to the timing of payment of accounts payable and accrued expenses.

      Investing Activities. Our investing activities have been principally related to the development and acquisition of additional theatres. New theatre openings and acquisitions historically have been financed with internally generated cash and by debt financing, including borrowings under our senior secured credit facility. Cash used for investing activities, as reflected in the consolidated statements of cash flows, amounted to $33.8 million, $34.7 million and $47.2 million in 2001, 2002 and 2003, respectively, and $16.2 million and $7.1 million for the three months ended March 31, 2004 and March 31, 2003, respectively.

      We are continuing to expand our U.S. theatre circuit. We opened three new theatres with 33 screens during the three month period ended March 31, 2004. At March 31, 2004, we had signed commitments to open nine new theatres with 108 screens and add four screens to two existing theatres by the end of 2004 and signed commitments to open six new theatres with 63 screens thereafter. We estimate the remaining capital expenditures for the development of these 175 screens will be approximately $55 million. Actual expenditures for continued theatre development and acquisitions are subject to change based upon the availability of attractive opportunities.

      We are continuing to expand our international theatre circuit. At March 31, 2004, we had signed commitments to open five new theatres with 35 screens in international markets by the end of 2004 and signed commitments to open five new theatres with 44 screens in international markets thereafter. We estimate the remaining capital expenditures for the development of these 79 screens in international markets will be approximately $42 million. Actual expenditures for continued theatre development and acquisitions are subject to change based upon the availability of attractive opportunities.

      We plan to fund capital expenditures for our continued development from cash flow from operations, borrowings under our senior secured credit facility, subordinated note borrowings, proceeds from sale leaseback transactions and/or sales of excess real estate. Additionally, we may from time to time, subject to compliance with our debt instruments, purchase on the open market or call our debt securities depending upon the availability and prices of such securities.

      Financing Activities. Cash provided by (used for) financing activities, as reflected in the consolidated statement of cash flows, amounted to ($21.5) million, ($96.1) million and ($45.7) million in 2001, 2002 and 2003, respectively and $347.1 million and $1.5 million for the three month period ended March 31, 2004 and March 31, 2003, respectively. The increase in cash provided by financing activities in 2004 is a result of the issuance of 9 3/4% senior discount notes on March 31, 2004, which resulted in gross proceeds to us in the amount of $360,000,115.

      As of March 31, 2004, our long-term debt obligations, capital lease obligations, future minimum lease obligations under non-cancelable operating leases, outstanding letters of credit, obligations under employment agreements and purchase obligations for each period indicated are summarized as follows:

	Payments Due by Period

		Less Than	1 – 3	4 – 5	After 5
Contractual Obligations	Total	1 Year	Years	Years	Years

	(In millions)
Long-term debt(1)	$1,233.4	$6.6	$10.5	$265.3	$951.0
Operating lease obligations	1,467.7	106.8	219.4	214.3	927.2
Letters of Credit	0.1	0.1	—	—	—
Employment Agreements	8.4	2.8	5.6	—	—
Purchase obligations(2)	101.3	51.1	49.9	0.3	—

Total Contractual Obligations	$2,810.9	$167.4	$285.4	$479.9	$1,878.2

(1)	Includes the 9 3/4% senior discount notes in the aggregate principal amount at maturity of $577.2 million.

(2)	Includes estimated capital expenditures associated with the construction of new theatres that we expect to expend as of March 31, 2004.

      As of March 31, 2004, we were in full compliance with all agreements governing our outstanding debt.

Historical Financings

     Senior Subordinated Notes

      As of March 31, 2004, Cinemark USA, Inc. had outstanding two issues of senior subordinated notes, which we refer to collectively as the “senior subordinated notes”: (1) $105.0 million principal amount of the 8 1/2% senior subordinated notes and (2) $360.0 million principal amount of the 9% senior subordinated notes.

Interest on each issue is payable on February 1 and August 1 of each year. The 9% senior subordinated notes were issued in February and May of 2003. These issues were used to pay a portion of our then existing revolving credit facility and to repurchase a portion of 9 5/8% senior subordinated notes of Cinemark USA, Inc.

      The senior subordinated notes are general, unsecured obligations and are subordinated in right of payment to the former senior credit facility or other senior indebtedness. The senior subordinated notes are guaranteed by certain of Cinemark USA, Inc.’s domestic subsidiaries on a senior subordinated basis. The guarantees are subordinated to the senior debt of the subsidiary guarantors and rank pari passu with the senior subordinated debt of the subsidiary guarantors. The senior subordinated notes are effectively subordinated to the indebtedness and other liabilities of Cinemark USA, Inc.’s non-guarantor subsidiaries.

      The indentures governing the senior subordinated notes contain covenants that limit, among other things, dividends, transactions with affiliates, investments, sale of assets, mergers, repurchases of our capital stock, liens and additional indebtedness. Upon a change of control, Cinemark USA, Inc. would be required to make an offer to repurchase the senior subordinated notes at a price equal to 101% of the principal amount outstanding plus accrued and unpaid interest through the date of repurchase. The indentures governing the senior subordinated notes allow Cinemark USA, Inc. to incur additional indebtedness if it satisfies the coverage ratio specified in each indenture, after giving effect to the incurrence of the additional indebtedness, and in certain other circumstances.

      In connection with the Transactions, on March 16, 2004, Cinemark USA, Inc. commenced a tender offer for the $105.0 million aggregate principal amount outstanding of the 8 1/2% senior subordinated notes. On April 2, 2003, Cinemark USA, Inc. purchased approximately $94.1 million aggregate principal amount of the 8 1/2% senior subordinated notes which were tendered prior to the consent date as set forth in the tender offer and executed a supplemental indenture removing substantially all of the covenants contained in the indenture governing the 8 1/2% senior subordinated notes. Additionally, on April 14, 2004, Cinemark USA, Inc. purchased $50,000 aggregate principal amount of the 8 1/2% senior subordinated Notes which were tendered after the consent date but prior to the expiration date pursuant to the tender offer. As of the date of this prospectus, Cinemark USA, Inc. has outstanding $10.8 million in aggregate principal amount of 8 1/2% senior subordinated notes. Cinemark USA, Inc. has, in accordance with the terms of the indenture, made a change of control offer following the closing of the Transactions to repurchase the 9% senior subordinated notes at a purchase price equal to 101% of the principal amount of the 9% senior subordinated notes tendered. Approximately $17.8 million in principal amount of the 9% senior subordinated notes were tendered and not withdrawn in the change of control offer which expired on May 26, 2004. Payment of the change of control offer price was made on June 1, 2004. As of the date of this prospectus, Cinemark USA, Inc. has outstanding $342.2 million in aggregate principal amount of 9% senior subordinated notes. See “— Financings After the Transactions.”

     Former Senior Credit Facility

      On February 14, 2003, Cinemark USA, Inc. entered into the former senior credit facility consisting of a $75.0 million five-year revolving credit line and a $125.0 million term loan with Lehman Commercial Paper Inc. for itself and as administrative agent for a syndicate of lenders. The former senior credit facility provided for incremental term loans of up to $100.0 million. The net proceeds from the former senior credit facility were used to repay, in full, the then existing revolving credit facility and the Cinema Properties Facility. The revolving credit line had a maturity date of February 14, 2008.

      On August 15, 2003, Cinemark USA, Inc. amended the former senior credit facility to provide a $165.0 million term loan expiring on March 31, 2008. As amended, the former senior credit facility provided for incremental term loans of up to $60.0 million. The net proceeds of the $165.0 million term loan and additional borrowings under the $75.0 million five-year revolving credit line were used to (i) repay $124.7 million of term loans outstanding under the former senior credit facility and (ii) redeem on September 18, 2003 the remaining $42.0 million principal amount of Cinemark USA, Inc.’s then outstanding 9 5/8% senior subordinated notes.

      Under the amended term loan, principal payments of $412,500 are due each calendar quarter through March 31, 2007 and increase to $39,703,125 each calendar quarter from June 30, 2007 to maturity at March 31, 2008.

      The amended term loan beared interest, at Cinemark USA, Inc.’s option, at: (A) the “base rate” equal to the higher of (i) the prime lending rate as set forth on British Banking Association Telerate page 5 and (ii) the federal funds effective rate from time to time in effect plus 0.50% plus a margin ranging from 1.25% per annum to 1.50% per annum or (B) the eurodollar rate plus a margin ranging from 2.25% per annum to 2.50% per annum. In each case the applicable margin is based upon Cinemark USA, Inc. achieving certain ratios of debt to consolidated EBITDA (as defined in the former senior credit facility).

      Borrowings under the revolving line of credit beared interest, at Cinemark USA, Inc.’s option, at: (A) the base rate plus a margin ranging from 1.25% per annum to 2.00% per annum or (B) the eurodollar rate plus a margin ranging from 2.25% per annum to 3.00% per annum. In each case the applicable margin is based upon Cinemark USA, Inc. achieving certain ratios of debt to consolidated EBITDA (as defined in the former senior credit facility).

      The former senior credit facility was guaranteed by certain subsidiaries of Cinemark USA, Inc. and by Cinemark, Inc. and CNMK Holding, Inc. and was secured by mortgages on certain fee and leasehold properties and security interests on substantially all of our personal and intangible property, including without limitation, pledges of all of the capital stock of CNMK Holding, Inc., Cinemark USA, Inc. and certain domestic subsidiaries and 65% of the voting stock of certain of Cinemark USA, Inc.’s foreign subsidiaries. Under the former senior credit facility, Cinemark USA, Inc. was required to maintain specified levels of fixed charge coverage and set limitations on its leverage ratios. The former senior credit facility limited Cinemark USA, Inc.’s ability to pay dividends and its ability to incur additional indebtedness and liens and, following the issuance of certain types of indebtedness or the disposition of assets, subject to certain exceptions, it would be required to apply certain of the proceeds to repay amounts outstanding under the former senior credit facility. The former senior credit facility also contained certain other covenants and restrictions customary in credit agreements of this kind.

      At March 31, 2004, there was approximately $163.8 million outstanding under the term loan and no outstanding revolver borrowings. Approximately $74.9 million was available for borrowing under the revolving credit line, giving effect to a $0.1 million letter of credit outstanding. The effective interest rate on outstanding borrowings under the former senior credit facility at March 31, 2004 was 5.5% per annum. In connection with the Transactions, on April 2, 2004, the former senior credit facility was amended and restated by the amended senior credit facility, the proceeds of which were used to refinance the former senior credit facility. See “— Financings After the Transactions.”

     Cinemark USA Revolving Credit Facility

      In February 1998, Cinemark USA, Inc. entered into a reducing revolving credit facility, or the “revolving credit facility,” with a group of banks for which Bank of America, N.A. acted as administrative agent. Cinemark USA, Inc. prepaid a portion of the indebtedness outstanding under the revolving credit facility on February 11, 2003 with the net proceeds of the original issuance of the 9% senior subordinated notes. The revolving credit facility was repaid in full on February 14, 2003 from the net proceeds of the former senior credit facility.

     Cinemark Mexico Revolving Credit Facility

      In November 1998, Cinemark Mexico (USA), Inc. executed a credit agreement with Bank of America National Trust and Savings Association, or the “Cinemark Mexico Credit Agreement.” On January 15, 2003, the Cinemark Mexico Credit Agreement was paid in full.

     Cinema Properties Credit Facility

      In December 2000, Cinema Properties, Inc., a wholly owned subsidiary that was not subject to restrictions imposed by the former senior credit facility or the indentures governing the senior subordinated notes, borrowed $77 million under a 3-year term loan from Lehman Brothers Bank, FSB, or the “Cinema Properties Facility,” which was originally scheduled to mature on December 31, 2003. The $77 million Cinema Properties Facility was repaid in full on February 14, 2003 from the net proceeds of the former senior credit facility. Simultaneously, with such repayment, Cinema Properties, Inc. and its shareholders were merged with and into Cinemark USA, Inc.

     Cinemark Investments Revolving Credit Facility

      In September 1998, Cinemark Investments Corporation borrowed $20 million under the Cinemark Investments Credit Agreement, the proceeds of which were used to purchase fixed rate notes issued by Cinemark Brasil S.A. In September 2001, Cinemark Investments Corporation repaid the $20 million Cinemark Investments Credit Agreement at maturity.

     Cinemark Brasil Notes Payable

      As of March 31, 2004, Cinemark Brasil S.A. had four main types of funding sources executed with local and international banks. These include:

(1) BNDES (Banco Nacional de Desenvolvimento Econômico e Social (the Brazilian National Development Bank)) credit line in the U.S. dollar equivalent in Brazilian reais of US$3.8 million executed in October 1999 with a maturity date of September 2004. Interest accrues at a BNDES basket rate, which is a multiple currency rate based on the rate at which the bank borrows, plus a spread amounting to 14.5%. At March 31, 2004, approximately US$1.0 million was outstanding under this credit line;

(2) BNDES credit line in the U.S. dollar equivalent in Brazilian reais of US$1.9 million executed in November 2001 with a maturity date of October 2006. Interest accrues at a BNDES basket rate plus a spread amounting to 13.8%. At March 31, 2004, approximately US$1.3 million was outstanding under this credit line;

(3) Project developer financing executed with two engineering companies in September 2000 in the amount of US$1.8 million with a maturity date of September 2005. Interest accrues at a rate of TJLP+5% (Taxa de Juros de Longo Prazo (a long term interest rate published by the Brazilian government)). At March 31, 2004, approximately US$0.6 million was outstanding under this financing arrangement;

(4) Project developer financing executed with a mall developer in February 2004 in the amount of $0.7 million with a maturity date of February 2009. Interest accrues at a rate of TJLP+5.5% (Taxa de Juros de Longo Prazo (a long-term interest rate published by the Brazilian government)). At March 31, 2004, there was approximately US$0.7 million outstanding under this financing arrangement.

      These sources are secured by a variety of instruments, including comfort letters from Cinemark International, L.L.C. promissory notes for up to 130% of the value, a revenue reserve account and equipment collateral. As of March 31, 2004, an aggregate of US$3.6 million was outstanding and the effective interest rate on such borrowings was 12.7% per annum.

     Cinemark Chile Note Payable

      On March 26, 2002, Cinemark Chile S.A. entered into a Debt Acknowledgment, Rescheduling and Joint Guarantee and Co-Debt Agreement with Scotiabank Sud Americano and three local banks. Under this agreement, Cinemark Chile S.A. borrowed the U.S. dollar equivalent of approximately $10.6 million in Chilean pesos (adjusted for inflation pursuant to the Unidades de Fomento). Cinemark Chile S.A. is required to make 24 equal quarterly installments of principal plus accrued and unpaid interest, commencing March 27, 2002. The indebtedness is secured by a first priority commercial pledge of the shares of Cinemark Chile S.A., a chattel mortgage over Cinemark Chile’s personal property and by guarantees issued by Cinemark International, L.L.C. and Chile Films S.A., whose owners are shareholders of Cinemark Chile S.A. The agreement requires Cinemark Chile S.A. to maintain certain financial ratios and contains other restrictive covenants typical for agreements of this type such as a limitation on dividends. Funds borrowed under this agreement bear interest at the 90 day TAB Banking rate (360 day TAB Banking rate with respect to one of the four banks) as published by the Association of Banks and Financial Institutions Act plus 2%. As of March 31, 2004, $7.2 million was outstanding under this agreement and the effective interest rate on such borrowings was 6.4% per annum.

     Cinemark Brasil Equity Financing

      During 2001, Cinemark Brasil S.A. received additional capital from its Brazilian shareholders in an aggregate amount equal to the approximate U.S. dollar equivalent in Brazilian reais of $11.0 million in exchange for shares of common stock of Cinemark Brasil S.A. The contributions were made in July in the aggregate amount of $5.0 million and in November in the aggregate amount of $6.0 million. The additional capital was used to fund development in Brazil and to reduce Cinemark Brasil S.A.’s outstanding indebtedness. After giving effect to the additional issuance of common stock, Cinemark International’s ownership interest was diluted to approximately 53%.

      As a result of the Recapitalization, we have provided notice to our Brazilian partners (i) that our then existing stockholders will no longer own more than 25% of our common stock and (ii) that Lee Roy Mitchell has sold certain of his shares of our common stock for cash. The Brazilian partners have exercised their option to cause us or one of our designees to purchase shares of common stock of Cinemark Brazil S.A. owned by the Brazilian partners. The purchase price shall be determined through an appraisal process conducted by up to three approved investment banks. We and the Brazilian partners have each received appraisals from investment banks and are currently negotiating the price per share for the common stock of Cinemark Brasil S.A. If we are unable to agree upon a price on or prior to June 18, 2004, a third investment bank will be retained to determine the price per share of the common stock of Cinemark Brasil S.A. We are unable to predict at this time what the purchase price will be. We expect that the purchase will be financed through additional borrowings by Cinemark USA, Inc. or with available cash.

Financings After the Transactions

      We intend to fund our ongoing operations through cash generated by operations and availability under the amended senior credit facility.

     Amended Senior Credit Facility

      In connection with the Transactions, Cinemark USA, Inc., as borrower, Cinemark, Inc., as parent and a guarantor and CNMK Holding, Inc., as a guarantor, entered into an amended and restated senior secured credit facility with Lehman Commercial Paper Inc., as administrative agent, Goldman Sachs Credit Partners L.P., as syndication agent, and Lehman Brothers Inc. and Goldman Sachs Credit Partners L.P., acting as joint lead arrangers and joint bookrunners, Deutsche Bank Securities Inc., The Bank of New York, General Electric Capital Corporation and CIBC Inc., as co-documentation agents, and a syndicate of banks, financial institutions and other institutional lenders. The amended senior credit facility consists of a seven year $260.0 million term loan and a six and one-half year $100.0 million revolving credit facility (which was undrawn on the date of the closing of the Recapitalization). The term loan was made in a single drawing of $260.0 million on the closing date of the Transactions, or the “closing date.” The net proceeds of the term loan were used to refinance Cinemark USA, Inc.’s former senior credit facility and to fund a portion of the purchase of Cinemark USA, Inc.’s 8 1/2% senior subordinated notes pursuant to the tender offer.

      Principal payments of the term loan equal to 0.25% of the original principal amount of the initial term loan are due each calendar quarter beginning on June 30, 2004 through March 31, 2010 and increase to 23.50% each calendar quarter from June 30, 2010 to maturity at March 31, 2011.

      The term loan bears interest, at Cinemark USA, Inc.’s option, at: (A) a “base rate” equal to the higher of (i) the prime lending rate as set forth on the British Banking Association Telerate page 5 or (ii) the federal funds effective rate from time to time plus 0.50%, plus a margin of 1.25% per annum, or (B) a “eurodollar rate” equal to the rate at which eurodollar deposits are offered in the interbank eurodollar market for terms of one, two, three or six, or (if available to all lenders in their sole discretion) nine or twelve months, as selected by us, plus a margin of 2.25% per annum. After the completion of two full fiscal quarters after the closing date, the margin under the term loans applicable to base rate loans ranges from 1.00% per annum to

1.25% per annum and the margin applicable to eurodollar rate loans ranges from 2.00% per annum to 2.25% per annum, and will be adjusted based upon our achieving performance targets to be agreed upon, if no default or event of default under the amended senior credit facility has occurred or is continuing.

      Borrowings under the revolving credit line bear interest, at Cinemark USA, Inc.’s option, at: (A) a “base rate” equal to the higher of (i) the prime lending rate as set forth on the British Banking Association Telerate page 5 or (ii) the federal funds effective rate from time to time plus 0.50%, plus a margin of 1.50% per annum, or (B) a “eurodollar rate” equal to the rate at which eurodollar deposits are offered in the interbank eurodollar market for terms of one, two, three or six, or (if available to all lenders in their sole discretion) nine or twelve months, as selected by us, plus a margin of 2.50% per annum. After the completion of two full fiscal quarters after the closing date, the margin under the revolving credit line applicable to base rate loans ranges from 1.00% per annum to 1.50% per annum and the margin applicable to eurodollar rate loans ranges from 2.00% per annum to 2.50% per annum, and will be adjusted based upon our achieving performance targets to be agreed upon, if no default or event of default under the amended senior credit facility has occurred or is continuing.

      The obligations of Cinemark USA, Inc. under the amended senior credit facility are guaranteed by Cinemark, Inc., CNMK Holding, Inc. and certain of Cinemark USA, Inc.’s subsidiaries and are secured by mortgages on certain fee and leasehold properties and a security interest in substantially all of our personal and intangible property, including without limitation, pledges of all of the capital stock of certain domestic subsidiaries and 65% of the voting stock of certain of our foreign subsidiaries. Under the amended senior credit facility, Cinemark USA, Inc. is required to maintain specified levels of interest coverage and set limitations on its leverage ratios. We are limited in our ability to pay dividends and in our ability to incur additional indebtedness and liens and, following the issuance of certain types of indebtedness or the disposition of assets, subject to certain exceptions, we are required to apply certain of the proceeds to repay amounts outstanding under the amended senior credit facility. The amended senior credit facility also contains certain other covenants and restrictions customary in credit agreements of this kind.

     Tender Offer for 8 1/2% Senior Subordinated Notes

      On March 31, 2004, Cinemark USA, Inc. had outstanding $105.0 million in 8  1/2% senior subordinated notes due 2008. On March 16, 2004, Cinemark USA, Inc. initiated a tender offer for the 8 1/2% senior subordinated notes and a consent solicitation to remove substantially all restrictive covenants in the indenture governing those notes. The 8 1/2% senior subordinated notes are currently redeemable at our option at 104.25% of the principal amount thereof, and at declining amounts after August 1, 2004, plus accrued and unpaid interest thereon to the date of redemption. On March 25, 2004, a supplemental indenture removing substantially all of the covenants was executed, which became effective on April 2, 2004, the date the Recapitalization was consummated. Upon closing of the Recapitalization, Cinemark USA, Inc. purchased approximately $94.1 million aggregate principal amount of 8 1/2% senior subordinated notes which were tendered prior to the consent date as set forth in the tender offer. On April 14, 2004, Cinemark USA, Inc. purchased an additional $50,000 aggregate principal amount of 8 1/2% senior subordinated notes which were tendered after the consent date but prior to the expiration date pursuant to the tender offer. After the expiration of the tender offer, Cinemark USA, Inc. had outstanding $10.8 million principal amount of 8 1/2% senior subordinated notes.

     Change of Control Offer for 9% Senior Subordinated Notes

      In accordance with the terms of the indenture governing the 9% senior subordinated notes, on April 6, 2004, Cinemark USA, Inc. made a change of control offer following the closing of the Transactions to repurchase the 9% senior subordinated notes at a purchase price of 101% of the aggregate principal amount, plus accrued and unpaid interest, if any, to the date of purchase. Approximately $17.8 million in aggregate principal amount of the 9% senior subordinated notes were tendered and not withdrawn in the change of control offer, which expired on May 26, 2004. Payment of the change of control offer price was made with available cash by Cinemark USA, Inc. on June 1, 2004. After the expiration of the tender offer, Cinemark USA, Inc. had outstanding $342.2 million principal amount of 9% senior subordinated notes.

     Issuance of the Initial Notes

      We have $577,173,000 in aggregate principal amount at maturity of initial notes outstanding. The indenture governing the notes, among other things: (1) restricts our ability and the ability of our subsidiaries to incur additional indebtedness, issue shares of preferred stock, incur liens, pay dividends or make certain other restricted payments and enter into certain transactions with affiliates; (2) prohibits certain restrictions on the ability of certain of our subsidiaries to pay dividends or make certain payments to us; and (3) places restrictions on our ability and the ability of our subsidiaries to merge or consolidate with any other person or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of our assets. The indenture relating to the initial notes and the amended senior credit facility also contain various covenants that limit our discretion in the operation of our business.

      As of March 31, 2004, our long-term debt obligations, capital lease obligations, future minimum lease obligations under non-cancelable operating leases and purchase obligations, on a pro forma basis after giving effect to the Transactions, would have been as follows:

	Payments Due by Period As Adjusted

		Less Than	1 – 3	4 – 5	After 5
Contractual Obligations	Total	1 Year	Years	Years	Years

	(In millions)
Long-term debt(1)	$1,218.1	$7.6	$12.4	$17.9	$1,180.2
Operating lease obligations	1,467.7	106.8	219.4	214.3	927.2
Letters of Credit	0.1	0.1	—	—	—
Employment Agreements	8.4	2.8	5.6	—	—
Purchase obligations(2)	101.3	51.1	49.9	0.3	—

Total Contractual Obligations	$2,795.6	$168.4	$287.3	$232.5	$2,107.4

(1)	Includes the 9 3/4% senior discount notes in the aggregate principal amount at maturity of $577.2 million.

(2)	Includes estimated capital expenditures associated with the construction of new theatres to which we were committed as of March 31, 2004.

      For more information, see “Description of Certain Debt Instruments — Amended Senior Credit Facility,” “Description of Exchange Notes” and “Risk Factors — Restrictive covenants in our and our subsidiaries’ debt agreements may adversely affect us.”

New Accounting Pronouncements

      In January 2003, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities — an Interpretation of ARB No. 51.” FIN 46 addresses consolidation by business enterprises of variable interest entities. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. The Company adopted FIN 46 on January 1, 2004. The adoption of FIN 46 did not have a material impact on its condensed consolidated financial statements.

Quantitative and Qualitative Disclosures About Market Risk

      We have exposure to financial market risks, including changes in interest rates, foreign currency exchange rates and other relevant market prices.

     Interest Rate Risk

      An increase or decrease in interest rates would affect interest costs relating to our variable rate debt facilities. Our subsidiaries are currently parties to such variable rate debt facilities. As of March 31, 2004, we had an aggregate of $177.6 million of variable rate debt outstanding under these facilities. At March 31,

2004, on a pro forma basis after giving effect to the Transactions, there was an aggregate of approximately $273.9 million of variable rate debt outstanding under these facilities. Based on interest rates in effect on our variable rate debt outstanding at March 31, 2004, a 10% increase in these rates would not increase our annual interest expense by a material amount. Changes in interest rates do not have a direct impact on interest expense relating to the remaining fixed rate debt facilities.

      The tables below provide information about our fixed rate and variable rate long-term debt agreements as of March 31, 2004 and December 31, 2003.

	Expected Maturity Date As of March 31, 2004
									Average
	Mar. 31,	Mar. 31,	Mar. 31,	Mar. 31,	Mar. 31,			Fair	Interest
	2005	2006	2007	2008	2009	Thereafter	Total	Value	Rate

	(In millions)
Fixed rate	$0.1	$0.1	$—	$—	$104.6	$951.0	$1,055.8	$830.8	9.4%
Variable rate	6.5	6.0	4.4	160.6	0.1	—	177.6	177.4	4.5%

Total debt	$6.6	$6.1	$4.4	$160.6	$104.7	$951.0	$1,233.4	$1,008.2

	Expected Maturity Date As of December 31, 2003
									Average
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,			Fair	Interest
	2004	2005	2006	2007	2008	Thereafter	Total	Value	Rate

	(In millions)
Fixed rate	$0.1	$—	$0.1	$—	$104.5	$374.2	$478.9	$474.4	8.9%
Variable rate	6.6	6.9	4.4	121.8	39.8	—	179.5	179.2	4.1%

Total debt	$6.7	$6.9	$4.5	$121.8	$144.3	$374.2	$658.4	$653.6

      The table below provides information about our fixed rate and variable rate long-term debt agreements as of March 31, 2004 on a pro forma basis after giving effect to the Transactions.

	Expected Maturity Date As of March 31, 2004 Pro Forma
									Average
	Mar. 31,	Mar. 31,	Mar. 31,	Mar. 31,	Mar. 31,			Fair	Interest
	2005	2006	2007	2008	2009	Thereafter	Total	Value	Rate

	(In millions)
Fixed rate(1)	$0.1	$0.1	$—	$—	$10.8	$933.2	$944.2	$715.7	9.5%
Variable rate	7.5	7.0	5.3	4.4	2.7	247.0	273.9	271.8	4.6%

Total debt	$7.6	$7.1	$5.3	$4.4	$13.5	$1,180.2	$1,218.1	$987.5

(1)	Amount due at maturity for the notes offered hereby includes original issue discount that will accrete but not be paid in cash during years 1 through 5, in accordance with the terms of the notes, which is approximately $217.2 million.

      In December 2000, Cinema Properties, Inc., one of our then-existing wholly-owned subsidiaries, entered into the Cinema Properties Facility. As a part of the Cinema Properties Facility, to hedge against future changes in interest rates, Cinema Properties, Inc. purchased an Interest Rate Cap Agreement, with a notional amount equal to $77 million, a five-year term and a strike rate equal to the excess of three month LIBOR over the strike price of 6.58%, from Lehman Brothers Derivative Products Inc. At December 31, 2002, the Interest Rate Cap Agreement was recorded at its fair value of $0.1 million. During the year ended December 31, 2003, the Interest Rate Cap Agreement was written down to $0. We do not have any additional derivative financial instruments in place as of March 31, 2004 that would have a material effect on our financial position, results of operations and cash flows.

     Foreign Currency Exchange Rate Risk

      We are also exposed to market risk arising from changes in foreign currency exchange rates as a result of our international operations. Generally accepted accounting principles in the U.S. require that our subsidiaries use the currency of the primary economic environment in which they operate as their functional currency. If our subsidiaries operate in a highly inflationary economy, generally accepted accounting principles in the U.S. require that the U.S. dollar be used as the functional currency for the subsidiary. Currency fluctuations result in us reporting exchange gains (losses) or foreign currency translation adjustments relating to our international subsidiaries depending on the inflationary environment of the country in which we operate. Generally, we export from the U.S. certain of the equipment and construction interior finish items and other operating supplies used by our international subsidiaries. Principally all the revenues and operating expenses of our international subsidiaries are transacted in the country’s local currency. Based upon our equity ownership in our international subsidiaries as of March 31, 2004, holding everything else constant, a 10% immediate unfavorable change in each of the foreign currency exchange rates to which we are exposed would decrease the net fair value of our investments in our international subsidiaries by approximately $6 million.

      The accumulated other comprehensive loss account in stockholders’ equity of $86,538,823 and $86,544,422 at March 31, 2004 and December 31, 2003, respectively, primarily relates to the cumulative foreign currency adjustments from translating the financial statements of Cinemark Argentina, S.A., Cinemark Brasil S.A. and Cinemark de Mexico, S.A. de C.V. into U.S. dollars.

      In 2002, 2003 and 2004 all foreign countries where we have operations, including Argentina, Brazil and Mexico were deemed non-highly inflationary. Thus, any fluctuation in the currency results in a cumulative foreign currency translation adjustment to the accumulated other comprehensive loss account recorded as an increase in, or reduction of, stockholders’ equity.

      At December 31, 2003, the exchange rate for the Argentine peso was 2.94 pesos to the U.S. dollar (the exchange rate was 3.4 pesos to the U.S. dollar at December 31, 2002). As a result, the effect of translating the 2003 Argentine financial statements into U.S. dollars is reflected as a cumulative foreign currency translation adjustment to the accumulated other comprehensive loss account as an increase in stockholders’ equity of approximately $2 million. On March 31, 2004, the exchange rate for the Argentine peso was 2.86 pesos to the U.S. dollar. As a result, the effect of translating the March 31, 2004 Argentine financial statements into U.S. dollars resulted in a cumulative foreign currency translation adjustment to the accumulated other comprehensive loss account as an increase in stockholders’ equity of approximately $0.4 million. At March 31, 2004, the total assets of our Argentine subsidiaries were approximately U.S. $16 million.

      On December 31, 2003, the exchange rate for the Brazilian real was 2.89 reais to the U.S. dollar (the exchange rate was 3.5 reais to the U.S. dollar at December 31, 2002). As a result, the effect of translating the 2003 Brazilian financial statements into U.S. dollars is reflected as a cumulative foreign currency translation adjustment to the accumulated other comprehensive loss account as an increase in stockholders’ equity of approximately $4 million. On March 31, 2004, the exchange rate for the Brazilian real was 2.91 reais to the U.S. dollar. As a result, the effect of translating the March 31, 2004 Brazilian financial statements into U.S. dollars resulted in a cumulative foreign currency translation adjustment to the accumulated other comprehensive loss account as a reduction in stockholders’ equity of approximately $0.1 million. At March 31, 2004, the total assets of our Brazilian subsidiaries were approximately U.S. $62 million.

      On December 31, 2003, the exchange rate for the Mexican peso was 11.20 pesos to the U.S. dollar (the exchange rate was 10.4 pesos to the U.S. dollar at December 31, 2002). As a result, the effect of translating the 2003 Mexican financial statements into U.S. dollars is reflected as a cumulative foreign currency translation adjustment to the accumulated other comprehensive loss account as a reduction of stockholders’ equity of approximately $6 million. On March 31, 2004, the exchange rate for the Mexican peso was 11.21 pesos to the U.S. dollar. As a result, the effect of translating the March 31, 2004 Mexican financial statements into U.S. dollars resulted in a cumulative foreign currency translation adjustment to the accumulated other comprehensive loss account as a reduction of stockholders’ equity of approximately $0.1 million. At March 31, 2004, the total assets of our Mexican subsidiaries were approximately U.S. $85 million.

BUSINESS

Cinemark, Inc.

      We are one of the leaders in the motion picture exhibition industry, in terms of both revenues and number of screens in operation. We were founded in 1987 by our Chairman and Chief Executive Officer, Lee Roy Mitchell, and have grown primarily through targeted worldwide new theatre development. As of March 31, 2004, we operated 3,175 screens in 297 theatres. For the year ended December 31, 2003, we had revenues of $950.9 million, operating income of $135.6 million and net income of $44.6 million. For the three months ended March 31, 2004, we had revenues of $235.1 million, operating income of $32.8 million and net income of $9.8 million.

      Our geographic diversity within North America and internationally has allowed us to maintain consistent revenue growth. We have increased revenues by a compound annual growth rate of 7.5% from the beginning of 1999 through 2003. We operate 2,323 screens in 200 theatres in North America. These theatres, located in 33 states and one Canadian province, are primarily in mid-sized markets, including suburbs of major metropolitan areas. We believe these markets are less competitive and generate high, stable margins. We also operate 852 screens in 97 theatres outside of North America, primarily located in major Latin American metropolitan markets, which we believe are generally underscreened and have significant growth potential.

Motion Picture Industry Overview

     Domestic Markets

      The U.S. motion picture exhibition industry has enjoyed revenue growth at a compound annual growth rate of 6.3% from 1993 to 2003, according to the Motion Picture Association of America. In 2002, single year U.S. motion picture box office revenues exceeded the $9.0 billion mark for the first time in history, reaching a total of $9.52 billion, a 13.2% increase from 2001, according to the Motion Picture Association of America. The 2003 box office, while down 0.3% from 2002, was the second highest in history and again exceeded the $9.0 billion mark with a total of $9.49 billion. The strong U.S. box office performance was primarily driven by an increase in attendance which increased nearly 27% between 1993 and 2003. Factors contributing to the continued success of the industry include a strong movie slate, the improvement of theatre circuits resulting from the creation of the modern multiplex format and the screen rationalization of 2000 and 2001. Three films released in 2003 grossed over $300 million, three other films grossed over $200 million and an additional 23 films grossed over $100 million in the U.S.

      The following table represents the results of a survey by Motion Picture Association of America Worldwide Market Research outlining the historical trends in U.S. theatre attendance, average ticket prices and box office sales for the last ten years.

	U.S.	% Change	Average	% Change	U.S. Box	% Change
Year	Attendance	Since 1994	Ticket Price	Since 1994	Office Sales	Since 1994

	(In millions)				(In millions)
1994	1,292	—	$4.18	—	$5,396	—
1995	1,263	(2.2)%	$4.35	4.1%	$5,494	1.8%
1996	1,339	3.6%	$4.42	5.7%	$5,912	9.6%
1997	1,388	7.4%	$4.59	9.8%	$6,366	18.0%
1998	1,481	14.6%	$4.69	12.2%	$6,949	28.8%
1999	1,465	13.4%	$5.08	21.5%	$7,448	38.0%
2000	1,421	10.0%	$5.39	28.9%	$7,661	42.0%
2001	1,487	15.1%	$5.66	35.4%	$8,413	55.9%
2002	1,639	26.9%	$5.81	39.0%	$9,520	76.4%
2003	1,574	21.8%	$6.03	44.3%	$9,489	75.9%

     International Markets

      The international motion picture exhibition industry has also grown significantly over the past several years. Global box office revenues increased 28% from $15.9 billion in 2000 to $20.3 billion in 2003 according to the Motion Picture Association of America. This growth is a result of the increasing acceptance of movie going as a popular form of entertainment throughout the world, ticket price increases and new theatre construction. According to Informa Media Group, Latin America is the fastest growing region in the world in terms of box office revenues.

      Growth in Latin America is expected to be fueled by a combination of continued development of modern theatres, attractive demographics (i.e., a significant teenage population), strong product from Hollywood and the emergence of a local film industry. In many Latin American countries the local film industry had been dormant because of the lack of sufficient theatres to screen the film product. The development of new modern multiplex theatres has awakened the local film industry and, in Mexico and Brazil, local film product is now playing a significant role in driving attendance growth.

      We believe many international markets for motion picture exhibition have historically been underserved due to antiquated or run-down theatres, among other things, and that international markets, especially those in Latin America, will continue to experience growth as additional modern stadium seating theatres are introduced.

     Recent History

      In recent years, the U.S. exhibition industry has felt the impact of rapid overbuilding by the largest industry players, high levels of overall capital expenditures and high leverage. As a result of the financial burden imposed on theatre operators by these three factors, the industry entered a period of significant industry rationalization. Many industry players had already begun the rationalization process in 2000 by closing hundreds of smaller, less profitable theatres. The pace of theatre closings increased during 2001 as a number of companies took advantage of the protections provided by the bankruptcy process to reject long-term leases on many underperforming theatres. The overall reduction in the numbers of theatres and screens in operation has improved industry profitability. According to the Motion Picture Association of America, the total number of screens in the U.S. reached an all-time high of 37,396 in 2000, and then declined in both 2001 and 2002. There were 35,786 screens at the end of 2003. In addition to closing hundreds of theatres, the largest players in the industry have dramatically scaled back new theatre builds, resulting in significant decreases in capital expenditures.

      Significant capital expenditures by major industry players during the latter half of the 1990’s has resulted in a higher quality theatre base. Current circuits are comprised of a significant number of modern multiplex theatres, which generally include 10 or more screens, digital sound and stadium seating. We believe these improved facilities, which have been well received by patrons, will benefit the industry both by stimulating demand and by limiting the need for future capital expenditures.

Drivers of Continued Industry Success

      We believe the following market trends will drive the continued growth and strength of our industry:

      Increased Investment in Film Production and Marketing. Theatrical exhibition is the primary distribution channel for new motion picture releases. The success of a theatrical release, which “brands” a film, is one of the major factors in determining its success in “downstream” distribution channels, such as home video, DVD and network, syndicated and pay-per-view television. The growing importance of downstream distribution channels has enabled studios to increase production and marketing expenditures. Production and marketing costs per new film in the U.S. have increased by compound annual growth rates of 7.9% and 10.7%, respectively, from 1993 to 2003, according to the Motion Picture Association of America. This has led to an increase in “blockbuster” features, which attract larger audiences to theatres.

      Increased Importance of International Markets for Ensuring Box Office Success. International markets are becoming an increasingly important component of the overall box office revenues generated by

Hollywood films. For example, markets outside of North America accounted for greater than 60% of the global box office revenues for The Last Samurai, The Matrix Revolutions, Finding Nemo and Lord of the Rings: Return of the King. With the continued growth of the international motion picture exhibition industry, the relative contribution of markets outside North America should become even more significant.

      Favorable Attendance Trends. Increased movie going frequency and attendance from key demographic groups have benefited the industry. According to the Motion Picture Association of America, annual admissions per capita in the U.S. increased from 4.5x to 5.4x, between 1991 and 2003. Additionally, the U.S. teenage segment, defined as 12 – 17 year olds, represented 18% of admissions in 2003, up from 14% in 1997.

      Reduced Seasonality of Revenues. Historically, industry revenues have been highly seasonal, coinciding with the timing of film releases by the major distributors. The most marketable motion pictures were generally released during the summer, extending from Memorial Day to Labor Day, and during the holiday season, extending from Thanksgiving through year-end. However, the seasonality of motion picture exhibition has become less pronounced in recent years. Studios have begun to release films more evenly throughout the year, and hit films have emerged during traditionally weaker periods. This benefits exhibitors by allowing them to more effectively manage their operations.

      Convenient and Affordable Form of Out-of-Home Entertainment. Movie going continues to be one of the most convenient and affordable forms of out-of-home entertainment, with an average ticket price in the U.S. of $6.03 in 2003. Average prices for other forms of out-of-home entertainment in the U.S., including sporting events, theme parks, musical concerts and plays, ranged from approximately $18.00 to $62.00 per ticket in 2002.

      Increasing Ancillary Revenue. Advertising revenues represent a small, but growing portion of revenues for motion picture exhibitors. The “Arbitron Cinema Advertising Study”, which was released in 2003, measured consumer awareness of on-screen advertising in the U.S., and indicated that 86% of all cinema audiences (representing 40% of the U.S. population) remembered on-screen ads a month after seeing them. The proliferation in broadcast and cable channels, as well as new recording devices that allow people to skip television commercials, has eroded broadcast media’s advertising reach. As a result, captive and attentive cinema audiences are becoming more attractive to advertisers. The Cinema Advertising Council reports that cinema advertising sales in the U.S. increased by an estimated 20% to approximately $300 million in 2003, making it one of the fastest growing mediums in the advertising industry.

Competitive Strengths

      We believe the following strengths allow us to compete effectively:

      Significant Cash Flow. Our business strategy and disciplined building program allowed us to generate $135.6 million of operating income for the year ended December 31, 2003, which we utilized to reduce our leverage. During the year ended December 31, 2003, we reduced our long-term debt by $47.7 million (including the net unamortized premium of $13.6 million related to the senior subordinated notes of Cinemark USA, Inc.) and increased our cash and cash equivalents by $43.6 million. We generated $32.8 million of operating income for the three months ended March 31, 2004.

      Focused Philosophy Resulting in Strong Financial Performance. We focus on negotiating favorable theatre facility economics, providing a superior viewing experience and controlling theatre operating costs. As a result of this philosophy, we generated $44.6 million of net income for the year ended December 31, 2003. We generated $9.8 million of net income for the three months ended March 31, 2004.

      Strong Management Team. Led by Mr. Mitchell, our management team has an average of approximately 20 years of theatre operating experience and a proven track record of superior performance. The team has successfully navigated us through many industry cycles; between 1999 and 2001, we were one of only two major motion picture exhibitors in the U.S. that did not file for bankruptcy protection. Management’s success during this period is largely a result of its financial discipline and focus on investment returns, as demonstrated by its decision to decrease its building commitments earlier than its competitors.

Mr. Mitchell and the other members of our existing management team retained their current positions after the Recapitalization.

      Selective Building in Less Competitive U.S. Markets and Heavily Populated International Markets.

•	Less Competitive U.S. Markets: We have historically built modern theatres in mid-sized U.S. markets, including suburbs of major metropolitan areas, which we believe were underserved. We believe our targeting of these markets, together with the high quality of our theatre circuit, has protected us from the negative financial impact of overbuilding and reduces the risk of competition from new entrants. As the sole exhibitor in approximately 85% of the first run film zones in which we operate, we have maximum access to film product. This enables us to select the films that we believe will deliver the highest returns in those markets.

•	Heavily Populated, High Growth International Markets: We have directed our activities in international markets primarily toward Latin America due to the growth potential in these under-screened markets. We have successfully established a significant presence in most of the major cities in Latin America with theatres in nine of the ten largest metropolitan areas. We have strategic alliances with local partners in many countries, which help us obtain additional market insight. We generally fund our operating and capital expenditures in local currencies, thereby matching our expenses with revenues. We have also geographically diversified our international portfolio in an effort to balance risk and become one of the predominant Pan American motion picture exhibition companies.

      Modern Theatre Circuit. We have built our modern theatre circuit primarily through targeted worldwide new theatre development, which we believe provides a preferred destination for moviegoers in our markets. Since 1996, we have built 1,989 screens, or 63% of our total screen count. Our ratio of screens to theatres is one of the highest in the industry: 11.6 to 1 in North America and 8.8 to 1 internationally. Approximately 68% of our North American first run screens and 78% of our international screens feature stadium seating.

Our Strategy

      We believe our operating philosophy provides us with a competitive advantage. We intend to continue to focus on the following key components of our business plan.

      Focus on Less Competitive U.S. Markets and Target Profitable, High Growth International Markets. We will continue to seek growth opportunities in underserved, mid-sized U.S. markets and major international metropolitan areas by building or acquiring modern theatres that meet our strategic, financial and demographic criteria.

      Maximize Profitability Through Continued Focus on Operational Excellence. We will continue to focus on executing our operating philosophy. We believe that our successful track record of executing this philosophy is evidenced by the fact that we successfully navigated through the significant industry downturn between 1999 and 2001, during which period at least twelve exhibitors filed for bankruptcy protection.

      Pursue Additional Revenue Opportunities. We will continue to pursue additional growth opportunities by developing and expanding ancillary revenue streams such as advertising. We are able to offer advertisers national, regional or local coverage in a variety of formats to reach our patrons, which numbered approximately 173 million during the year ended December 31, 2003. We are also exploring additional revenue sources such as digital video monitor advertising, third party branding, and the use of theatres for non-film events. We have used theatres during non-peak hours for simulcast concerts, pay-per-view sporting events, corporate meetings and cultural events.

Our International Operations

      We have been successfully introducing American-style modern multiplex theatres to underserved international markets since 1993. Our activities in international markets have been primarily directed toward Latin America, where we have successfully established a significant presence in most of the major cities in

Latin America. We presently have theatres in nine of the ten largest metropolitan areas in Latin America. We have become one of the predominant Pan American exhibition companies while balancing our risk through a diversified international portfolio. In addition, we have achieved significant scale in Mexico and Brazil, two of the most important Latin American markets.

      We believe that Latin America is one of the fastest growing international markets in terms of box office revenues. Penetration of movie screens per capita in Latin American markets is substantially lower than in the U.S. and European markets. Our geographic diversity throughout Latin America has allowed us to maintain consistent revenue and operating margin growth notwithstanding currency fluctuations that may affect any particular market.

      We will continue to consider selective opportunities for development of modern multiplex theatres in underserved international markets, emphasizing Latin America, funded primarily with cash flow generated in those countries. We are able to mitigate exposure to currency fluctuations by using local currencies to fund substantially all aspects of our operations, including rent expense.

Theatre Operations

      As of March 31, 2004, we operated 3,175 screens in 297 theatres located in 33 states and 14 foreign countries. We operated 2,753 screens in 246 first run theatres and 422 screens in 51 discount theatres. The following tables summarize the geographic locations of our theatre circuit as of March 31, 2004.

     North American Theatres

State	Total Theatres	Total Screens

Texas	64	809
Ohio	20	202
California	20	183
Utah	10	123
Oklahoma	9	88
Kentucky	7	75
Colorado	5	73
Illinois	6	72
Louisiana	4	54
Virginia	4	52
Oregon	4	50
Indiana	6	50
Florida	3	48
Pennsylvania	3	43
North Carolina	4	41
Mississippi	3	41
Michigan	2	36
Arkansas	3	30
Georgia	2	27
New York	2	27
Kansas	1	20
Iowa	3	19
New Jersey	1	16
New Mexico	2	16
Arizona	2	14
Missouri	1	14
Tennessee	1	14
Wisconsin	1	14
Massachusetts	1	12
Delaware	1	10
Minnesota	1	8
Nebraska	1	8
South Carolina	2	22

Total United States	199	2,311
Canada	1	12

Total North America	200	2,323

     International Theatres

Country	Total Theatres	Total Screens

Brazil	30	272
Mexico	27	264
Chile	12	95
Argentina	8	73
Central America(1)	9	59
Peru	3	30
Colombia	4	26
United Kingdom(2)	2	17
Ecuador	2	16

Total	97	852

(1)	Includes Honduras, El Salvador, Nicaragua, Costa Rica and Panama.

(2)	Theatres sold subsequent to March 31, 2004.

Corporate Operations

      We maintain a corporate office in Plano, Texas that provides oversight for our domestic and international theatres. Domestic operations includes theatre operations support, film licensing and settlements, human resources, legal, finance and accounting, operational audit, theatre maintenance and construction, internet and information systems, real estate and marketing. Our North American operations are divided into ten regions, each of which is headed by a region leader.

      International operations function relatively autonomously. International personnel in the corporate office include the International President and directors/vice presidents in charge of film licensing, marketing, concessions, operations, construction, real estate, legal, loss prevention, management information systems and accounting. We have eight regional offices in Latin America responsible for the local management of operations in twelve individual countries. Each regional office is headed by a general manager and includes personnel in film licensing, marketing, operations and accounting. We employ three “super-regional” chief financial officers in Brazil, Chile and Mexico. The regional offices are staffed with nationals from the region to overcome cultural and operational barriers. Training is conducted at the corporate office to establish consistent standards throughout our international operations.

     Film Licensing

      In North America, films are typically licensed from film distributors that are owned by major film production companies or from independent film distributors that distribute films for smaller production companies. For new release films, film distributors typically establish geographic zones and offer each available film to one theatre in each zone. The size of a film zone is generally determined by the population density, demographics and box office potential of a particular market or region. A film zone can range from a radius of three to five miles in major metropolitan and suburban areas to up to fifteen miles in small towns. We currently operate theatres in 144 first run film zones in North America. New film releases are licensed at the discretion of the film distributors. As the sole exhibitor in approximately 85% of the first run film zones in which we operate, we have maximum access to film product, which allows us to select those pictures that we believe will be the most successful in our markets from those offered to us by distributors. We usually license films on an allocation basis in film zones where we face competition. Films are released to discount theatres once the attendance levels substantially drop off at the first run theatres. For discount films, film distributors generally establish availability on a market-by-market basis after the completion of exhibition at first run theatres and permit each theatre within a market to exhibit such films without regard to film zones.

      Unlike our North American operations, distributors in our international markets do not allocate film to a single theatre in a geographic film zone. Rather, competitive theatres can play the same films at the same time as other theatres. Our theatre personnel focus on providing excellent customer service, and we provide a modern facility with the most up-to-date sound systems, comfortable stadium style seating and other amenities typical of modern American-style multiplexes which we believe gives us a competitive advantage in markets where there are competing theatres. Of the 97 theatres we operate outside of North America, approximately 90% of those theatres have no direct competition.

      In North America, our film rental licenses typically state that rental fees are based on either mutually agreed upon firm terms established prior to the opening of the picture or on a mutually agreed upon settlement at the conclusion of the picture run. Under a firm terms formula, we pay the distributor a specified percentage of box office receipts, which reflects either a mutually agreed upon aggregate rate for the life of the film or rates that decline over the term of the run. Firm term film rental fees that decline over the term of the run generally start at 60% or 70% of box office admissions, gradually declining to as low as 30% over a period of four to seven weeks. The settlement process allows for negotiation of film rental fees upon the conclusion of the film run based upon how the film performs. In international markets, film rental percentages are generally lower than in North American markets and gradually decline over a period of several weeks.

      We also operate discount theatres in North America, with admissions ranging from $0.50 to $2 per ticket, to serve an alternative market of patrons that extends the life of a film past the first run screening. By serving this alternative market of patrons in our discount theatres, we have been able to increase the number of potential customers beyond traditional first run moviegoers. Our discount theatres offer many of the same amenities as our first run theatres, including wall-to-wall screens, comfortable seating with cup holder armrests, digital sound and multiple concession stands. Discount film rental percentages typically begin at 35% of box office receipts and often decline to 30% after the first week.

      Film rental costs are accrued based on the applicable box office receipts and either the mutually agreed upon firm terms or estimates of the final settlement depending upon the film licensing arrangement. Estimates are based on the expected success of a film over the length of its run. The success of a film can typically be determined a few weeks after a film is released when initial box office performance of the film is known. Accordingly, final settlements typically approximate estimates since box office receipts are known at the time the estimate is made and the expected success of a film over the length of its run can typically be estimated early in the film’s run. The final film settlement amount is negotiated at the conclusion of the film’s run based upon how a film actually performs. If actual settlements are higher than those estimated, additional film rental costs are recorded at that time.

     Concessions

      Concession sales are our second largest revenue source, representing approximately 32% of total revenues for 2003. Concession sales have a much higher margin than admissions sales. We have devoted considerable management effort to increase concession sales and improve operating margins. These efforts include implementation of the following strategies:

•	Optimization of product mix. Concession products are primarily comprised of various sizes of popcorn, soft drinks and candy. Different varieties and flavors of candy and soft drinks are offered at theatres based on preferences in that particular geographic region. Specially priced “combo-meals” have been implemented for all patrons as well as “movie meals” targeted toward children and senior citizens. We periodically introduce new concession products designed to generate additional concession sales.

•	Staff training. Employees are continually trained in “suggestive-selling” and “upselling” techniques. This training occurs through situational role-playing conducted at our “Customer Satisfaction University” as well as continued on-the-job training. Individual theatre managers receive additional compensation based on concession sales at their theatres and are therefore motivated to maximize concession sales.

•	Theatre design. Our theatres are designed to optimize efficiencies at the concession stands, which include multiple service stations to facilitate serving more customers quicker. We strategically place large concession stands within theatres to heighten visibility, reduce the length of concession lines, and improve traffic flow around the concession stands.

•	Cost control. We negotiate prices for concession supplies directly with concession vendors and manufacturers to obtain bulk rates. Concession supplies are distributed through a national distribution network. The concession distributor supplies and distributes inventory to the theatres, which place volume orders directly with the vendors to replenish stock. The concession distributor is paid a percentage fee for this service. We believe that utilizing a concession distributor is more cost effective than operating a concession warehousing network.

     Marketing

      In order to attract customers, we rely on newspaper display advertisements, substantially paid for by film distributors, newspaper directory film schedules, generally paid for by the exhibitor, and internet advertising which has emerged as a strong media source to inform patrons of film titles and show times. Radio and television advertising spots, generally paid for by film distributors, are used to promote certain motion pictures and special events. We also exhibit previews of coming attractions and films presently playing on the other screens which we operate in the same theatre or market.

      Our marketing department also focuses on maximizing revenue generating opportunities, which include the following:

•	Advertising. We believe the advertising industry recognizes the value of in-theatre advertising as an important medium due to the demographics of theatre patrons. The “Arbitron Cinema Advertising Study,” which was released in 2003, measured consumer awareness of on-screen advertising in the U.S., and indicated that 86% of all cinema audiences (representing 40% of the U.S. population) remembered on-screen ads a month after seeing them. In order to effectively realize and manage this opportunity, we entered into advertising contracts for rolling stock and screen slide advertising. We deliver advertising through “lights-up” on-screen slide advertising in the auditoriums, audio ads paired with music played throughout the theatre and rolling stock advertisements. We also advertise on digital lobby monitors located in concessions stands and game rooms. We are also exploring additional revenue sources such as digital video monitor advertising, third party branding, and the use of theatres for non- film events. We are able to offer advertisers national, regional or local coverage in a variety of formats to reach our patrons, which numbered approximately 173 million during the year ended December 31, 2003. We currently carry advertising for several large advertisers. We also generate ancillary revenue from “imaging” in the lobby, including mini-billboards and displays, and distributing coupons and samples to patrons passing through the theatre complex.

•	Sales. We have a sales department that oversees the development and implementation of a comprehensive theatre rental and group sales effort. This department is responsible for increasing theatre rental income during periods when the theatre is normally closed and maximizing group film bookings to specialized groups such as schools, daycare centers and churches. During 2003, our group sales bookings for schools increased 48% over 2002. We believe the large lobbies, comfortable seating, big screen and sound capabilities make our theatres an attractive venue to hold corporate events, private parties, private screenings and team building meetings and can generate additional revenues. Our theatres have been used for simulcast concerts, pay-per-view sporting events, corporate meetings and cultural events. We believe the trend to use theatre auditoriums for non-film events during non-peak times will increase, which will add revenue and attract new audiences to our theatres while not significantly increasing costs. In addition, targeted efforts to sell niche films to particular groups will also increase overall revenues.

     Online Sales

      We have successfully used the internet to provide patrons access to movie times, the ability to buy tickets and print their tickets at home and purchase gift cards and other advanced sale-type certificates. The internet is quickly becoming the primary way to check movie times, replacing the traditional newspaper advertisements. In addition, many newspapers also add an internet component to their advertising and add movie showtimes to their internet offerings. Over time, the internet will allow us to reduce our advertising costs associated with newspaper directory advertisements. Patrons may purchase advance tickets from approximately 95 of our North American theatres (approximately 1,300 screens), and print tickets at home for eleven theatres by simply accessing our corporate website at www.cinemark.com.

      Our internet initiatives help improve customer satisfaction, as customers who purchase tickets over the internet are often able to bypass lines at the box office by printing their tickets at home or picking up their tickets at kiosks in the theatre lobby. We were the first major exhibitor to introduce this technology and also the first major exhibitor to make showtimes available for patrons through wireless handheld devices.

     Management Information Systems

      We developed our own proprietary point of sale management information system (the “system”) to further enhance our ability to maximize revenues, control costs and efficiently manage operations. The system provides corporate management with real-time admissions and concession revenue reports that allow managers to make real-time adjustments to movie schedules, extend runs or increase the number of screens on which successful movies are being played and substitute films when gross receipts cease to meet expectations. Real-time seating and box office information is available to box office personnel, allowing theatre management to avoid overselling a particular film and providing faster and more accurate responses to customer inquiries regarding showings and available seating. The system also tracks concession sales and provides in-theatre inventory reports, leading to better inventory management and control. The system also has multiple language capabilities, numerous ticket pricing options, integrates internet ticket sales and has the ability to process credit cards. The system also supports barcode scanners, pole displays, touch screens, credit card readers and other equipment specific to individual country requirements.

Competition

      We are one of the leading motion picture exhibitors in terms of both revenues and the number of screens in operation. We compete against local, national and international exhibitors.

      We are the sole exhibitor in approximately 85% of the first run film zones in which our first run North American theatres operate. In film zones where there is no direct competition, we select those pictures we believe will be the most successful from among those offered to us by distributors. Where there is competition, we usually license films based on an allocation process. We currently operate in 144 first run film zones in North America. Of the 97 theatres we operate outside of North America, approximately 90% of those theatres have no direct competition. The principal competitive factors with respect to film licensing are:

•	capacity and location of an exhibitor’s theatre;

•	theatre comfort;

•	quality of projection and sound equipment;

•	level of customer service; and

•	licensing terms.

      The competition for customers is dependent upon factors such as the availability of popular films, the location of theatres, the comfort and quality of theatres and ticket prices. Our admission prices at first run and discount theatres are competitive with admission prices of competing theatres.

      We also face competition from a number of other motion picture exhibition delivery systems, such as home video, DVD, and network, syndicated and pay-per-view television. We do not believe that these additional distribution channels have adversely affected theatre attendance; however, we can give no assurance that existing or future alternative delivery systems will not have an adverse impact on attendance. We also face competition from other forms of entertainment competing for the public’s leisure time and disposable income.

Seasonality

      Our revenues have historically been seasonal, coinciding with the timing of releases of motion pictures by the major distributors. Generally, the most successful motion pictures have been released during the summer, extending from Memorial Day to Labor Day, and during the holiday season, extending from Thanksgiving through year-end. The unexpected emergence of a hit film during other periods can alter this seasonality trend. The timing of such film releases can have a significant effect on our results of operations, and the results of one quarter are not necessarily indicative of results for the next quarter or for the same period in the following year. The seasonality of the release of successful films, however, has become less pronounced in recent years with the release of major motion pictures occurring more evenly throughout the year.

Employees

      We have approximately 8,500 employees in North America, approximately 10% of whom are full time employees and 90% of whom are part time employees. We have approximately 4,200 employees outside of North America. Approximately 20 North American employees are represented by unions under collective bargaining agreements. Some of our international operations utilize union labor. We regard our relations with our employees as satisfactory.

Regulations

      The distribution of motion pictures is largely regulated by federal and state antitrust laws and has been the subject of numerous antitrust cases. We have not been a party to any of such cases, but the manner in which we can license films from certain major film distributors is subject to consent decrees resulting from these cases. Consent decrees bind certain major film distributors and require the films of such distributors to be offered and licensed to exhibitors, including us, on a theatre-by-theatre and film-by-film basis. Consequently, exhibitors cannot assure themselves of a supply of films by entering long-term arrangements with major distributors, but must negotiate for licenses on a film-by-film and theatre-by-theatre basis.

      We are subject to various general regulations applicable to our operations including the Americans with Disabilities Act, or the “ADA.” We develop new theatres to be accessible to the disabled and we believe we are in substantial compliance with current regulations relating to accommodating the disabled. Although we believe that our theatres comply with the ADA, we are, or have been, a party to lawsuits which claim that our handicapped seating arrangements do not comply with the ADA or that we are required to provide captioning for patrons who are deaf or are severely hearing impaired. See “Legal Proceedings.”

      Our theatre operations are also subject to federal, state and local laws governing such matters as wages, working conditions, citizenship, health and sanitation requirements and licensing.

Financial Information About Geographic Areas

      We operate in a single business segment as a motion picture exhibitor. We are a multinational corporation with consolidated operations, as of March 31, 2004, in the U.S., Canada, Mexico, Argentina, Brazil, Chile, Ecuador, Peru, Honduras, El Salvador, Nicaragua, Costa Rica, Panama, Colombia and the United Kingdom. See Note 17 of the Notes to our Consolidated Financial Statements for information on our revenues and theatre properties and equipment in the U.S. and Canada, Mexico, Brazil and other foreign countries.

Properties

     North America

      As of March 31, 2004, we operated 167 theatres, with 1,835 screens, pursuant to leases and own the land and building for 33 theatres, with 488 screens, in North America. During the three months ended March 31, 2004, we opened three new theatres with 33 screens. Our leases are generally entered into on a long term basis with terms generally ranging from 15 to 25 years. The exercise of available renewal options can generally extend our leases by another 5 to 20 years. As of March 31, 2004, approximately 8% of our theatre leases in North America, covering 92 screens, have remaining terms, including optional renewal periods, of less than five years and approximately 76% of our theatre leases in North America, covering 1,545 screens, have remaining terms, including optional renewal periods, of more than 15 years. The leases generally provide for a fixed monthly minimum rent payment, with certain leases also subject to additional percentage rent if a target annual revenue level is achieved. We lease an office building in Plano, Texas for our corporate office. See Note 16 of our Notes to Consolidated Financial Statements for information with respect to our lease commitments. We periodically review the profitability of each of our North American theatres, particularly those whose lease terms are about to expire, to determine whether to continue its operations.

     International

      As of March 31, 2004, we operated 97 theatres, with 852 screens, outside of North America, all of which are leased pursuant to ground or building leases. The leases generally provide for contingent rental based upon operating results (some of which are subject to an annual minimum). Generally, these leases will include renewal options for various periods at stipulated rates. We attempt to obtain lease terms that provide for build-to-suit construction obligations of the landlord. No international theatre leases have remaining terms, including optional renewal periods, of less than five years, and approximately 75% of our international theatre leases, covering 638 screens, have remaining terms, including optional renewal periods, of more than 15 years. We periodically review the profitability of each of our international theatres, particularly those whose lease terms are about to expire, to determine whether to continue its operations.

Legal Proceedings

     DOJ Litigation

      In March 1999, the Department of Justice, or the “DOJ,” filed suit in the U.S. District Court, Northern District of Ohio, Eastern Division, against Cinemark USA, Inc. alleging certain violations of the ADA relating to wheelchair seating arrangements and seeking remedial action. An order granting summary judgment to Cinemark USA, Inc. was issued in November 2001. The Department of Justice appealed the district court’s ruling with the Sixth Circuit Court of Appeals. On November 7, 2003, the Sixth Circuit Court of Appeals reversed the summary judgment and sent the case back to the district court for further review without deciding whether wheelchair seating at Cinemark USA, Inc. theatres comply with the ADA. The Sixth Circuit Court of Appeals also stated that if the district court found that the theatres did not comply with the ADA, any remedial action should be prospective only. If Cinemark USA, Inc. loses this litigation, our financial position, results of operations and cash flows may be materially and adversely affected. We are unable to predict the outcome of this litigation or the range of potential loss, however, management believes that based upon current precedent our potential liability with respect to such proceeding is not material in the aggregate to our financial position, results of operations and cash flows. Accordingly, we have not established a reserve for loss in connection with this proceeding.

      To date, there have been three divergent opinions published by federal circuit courts addressing whether wheelchair seating locations in stadium-style movie theatres must comply with an alleged “viewing angle” requirement purportedly interpreted from the “lines of sight comparable” clause of Section 4.33.3 of the ADA Accessibility Guidelines.

      On April 6, 2000, the Fifth Circuit Court of Appeals issued its decision in Lara v. Cinemark, in which it rejected an interpretation by the United States Department of Justice that Section 4.33.3 imposes a “viewing angle” requirement, and held that wheelchair seating locations in the sloped-floor areas of stadium-style movie theatres that provide unobstructed views of the movie screen comply with the “lines of sight comparable” language of Section 4.33.3 as a matter of law. Lara v. Cinemark USA, Inc., 207 F.3d 783, 788 – 89 (5th Cir. 2000). On August 13, 2003, the Ninth Circuit Court of Appeals issued its divided decision in Stewmon v. Regal, in which the majority deferred to an interpretation by the DOJ that Section 4.33.3 imposes a “viewing angle” requirement, and held that wheelchair seating locations in the sloped-floor areas of stadium-style movie theatres did not provide comparable “viewing angles” of the movie screen and thus were unlawful. Stewmon v. Regal Cinemas, Inc., 339 F.3d 1126, 1133 (9th Cir. 2003). On November 6, 2003, the Sixth Circuit Court of Appeals issued its opinion in United States v. Cinemark, in which it deferred in part to an interpretation by the DOJ that compliance with Section 4.33.3 includes a consideration of the quality of the “viewing angle” of the movie screen, but remanded the case to the district court to determine liability and remedies issues with dicta suggesting that any remedy should be given prospective application only. United States of America v. Cinemark USA, Inc., 348 F.3d 569, 579, 582 – 83 (6th Cir. 2003). These decisions have created three-way circuit conflicts on issues concerning interpreting federal accessibility law, deferring to the DOJ’s purported interpretations of federal accessibility law, and whether federal courts should retroactively apply such interpretations after construction of the subject facilities. Due to the circuit conflicts, Cinemark USA, Inc. and Regal Cinemas filed petitions for certiorari with the United State Supreme Court, but these petitions were denied on June 28, 2004. Cinemark USA, Inc. will continue to vigorously defend the Northern District of Ohio lawsuit.

     Mission, Texas Litigation

      In July 2001, Sonia Rivera-Garcia and Valley Association for Independent Living filed suit in the 93rd Judicial District Court of Hidalgo County, Texas alleging certain violations of the Human Resources Code, the Texas Architectural Barriers Act, the Texas Accessibility Standards and the Deceptive Trade Practices Act relating to accessibility of movie theatres for patrons using wheelchairs at one theatre in the Mission, Texas market. The plaintiffs are seeking remedial action and unspecified damages. Cinemark USA, Inc. filed an answer denying the allegations and are vigorously defending this suit and have filed motions to dismiss this case based upon the favorable results we had on a similar case in Austin, Texas. We are unable to predict the outcome of this litigation or the range of potential loss, however, management believes that based upon current precedent our potential liability with respect to such proceeding is not material in the aggregate to our financial position, results of operations and cash flows. Accordingly, we have not established a reserve for loss in connection with this proceeding.

     Houston, Texas Litigation

      In May 2002, Robert Todd on behalf of Robert Preston Todd, his minor child and “all individuals who are deaf or are severely hearing impaired” brought this case in the United States District Court for the Southern District of Texas, Houston Division against several movie theatre operators, including AMC Entertainment, Inc., Regal Entertainment, Inc., Cinemark USA, Inc. and Century Theaters as well as eight movie production companies. The lawsuit alleges violation of Title III of the ADA and the First Amendment to the Constitution of the United States. Plaintiffs sought unspecified injunctive relief, unspecified declaratory relief, unspecified monetary damages (both actual and punitive) and unspecified attorney’s fees. Cinemark USA, Inc. denied any violation of law and have vigorously defended against all claims. On March 7, 2003, the federal district judge presiding over the case granted summary judgment to the defendants on the alleged First Amendment violations. On August 5, 2003, the federal district judge presiding over the case granted summary judgment to the defendants on the alleged ADA violations. The plaintiffs appealed the August 5, 2003 decision but have since withdrawn the appeal. Accordingly, the district court’s summary judgment in Cinemark USA, Inc.’s favor is final.

      From time to time, we are involved in other various legal proceedings arising from the ordinary course of our business operations, such as personal injury claims, employment matters and contractual disputes, most of which are covered by insurance. We believe our potential liability with respect to proceedings currently pending is not material, individually or in the aggregate, to our financial position, results of operations and cash flows.

MANAGEMENT

Executive Officers and Directors

      Set forth below is certain information concerning individuals that serve as our executive officers and directors after the Recapitalization. In addition, we expect to identify at least 7 additional individuals to serve as our directors.

Name	Age	Position

Lee Roy Mitchell	67	Chairman of the Board; Chief Executive Officer; Director
Tandy Mitchell	53	Executive Vice President; Assistant Secretary
Alan Stock	44	President; Chief Operating Officer
Robert Copple	45	Senior Vice President; Treasurer; Chief Financial Officer; Assistant Secretary
Tim Warner	59	Senior Vice President; President of Cinemark International, L.L.C.
Robert Carmony	46	Senior Vice President — Operations
Margaret Richards	45	Vice President — Real Estate; Assistant Secretary
John Lundin	55	Vice President — Film Licensing
Walter Hebert, III	58	Vice President — Purchasing
Don Harton	47	Vice President — Construction
Michael Cavalier	37	Vice President — General Counsel; Secretary
Terrell Falk	53	Vice President — Marketing and Communications
Tom Owens	47	Vice President — Development
Benjamin D. Chereskin	45	Director
James N. Perry, Jr.	43	Director
Robin P. Selati	38	Director
Vahe A. Dombalagian	30	Director

      The following is a brief description of the business experience of our directors and executive officers for at least the past five years:

      Lee Roy Mitchell has served as Chairman of the Board since March 1996 and as Chief Executive Officer and a Director since our inception in 1987. Mr. Mitchell was Vice Chairman of the Board of Directors from March 1993 to March 1996 and was President from our inception in 1987 until March 1993. From 1985 to 1987, Mr. Mitchell served as President and Chief Executive Officer of a predecessor corporation. Since March 1999, Mr. Mitchell has served as a director of Texas Capital Bancshares, Inc., a bank holding company. Mr. Mitchell has served on the Board of Directors of the National Association of Theatre Owners since 1991. Mr. Mitchell has been engaged in the motion picture exhibition business for nearly 46 years. Mr. Mitchell is the husband of Tandy Mitchell. After the consummation of the Recapitalization, Mr. Mitchell continued as Chairman of the Board of Directors.

      Tandy Mitchell has served as Vice Chairman of the Board since March 1996, as a Director since April 1992, as Executive Vice President since October 1989, as Secretary from 1987 to December 2003 and as Assistant Secretary since December 2003. Mrs. Mitchell was General Manager of the theatre division of Texas Cinema Corporation from 1985 to 1987. From 1978 to 1985, Mrs. Mitchell was employed by Southwest Cinemas Corporation, a motion picture exhibitor, most recently as Director of Operations. Mrs. Mitchell is the wife of Lee Roy Mitchell and sister of Walter Hebert, III. Upon the consummation of the Recapitalization, Mrs. Mitchell resigned from the Board of Directors.

      Alan Stock has served as President since March 1993, as a Director since April 1992 and as Chief Operating Officer since March 1992. Mr. Stock was Senior Vice President from October 1989 to March 1993.

Mr. Stock was General Manager from our inception in 1987 to March 1992. Mr. Stock was employed by the theatre division of Texas Cinema Corporation from January 1986 to December 1987 as Director of Operations. From 1981 to 1985, he was employed by Consolidated Theaters, a motion picture exhibitor, most recently as District Manager. Upon the consummation of the Recapitalization, Mr. Stock resigned from the Board of Directors.

      Robert Copple has served as Senior Vice President, Treasurer and Chief Financial Officer since August 2000 and as a Director since September 2001. Mr. Copple was acting Chief Financial Officer from March 2000 to August 2000. From August 1997 to March 2000, Mr. Copple was President of PBA Development, Inc., an investment management and venture capital company. From June 1993 to July 1997, Mr. Copple was Director of Finance for the Company. Prior to joining our company, Mr. Copple was a Senior Manager with Deloitte & Touche, LLP where he was employed from 1982 to 1993. Upon consummation of the Recapitalization, Mr. Copple resigned from the Board of Directors.

      Tim Warner has served as Senior Vice President since May 2002 and has served as President of Cinemark International, L.L.C. since April 1996. From 1990 to 1996, Mr. Warner served as Chairman/ CEO of the National Association of Theatre Owners of California and General Chairman of NATO/ Showest. Mr. Warner has served on the Board of Directors of the National Association of Theatre Owners since 1982. He has been active in the theatre industry for over 35 years.

      Robert Carmony has served as Senior Vice President — Operations since July 1997, as Vice President — Operations since March 1996 and as Director of Operations since June 1988. Prior to joining our company, Mr. Carmony was owner of O.C. Enterprises, a software development firm, from 1986 to 1988. Prior to forming his own software company, Mr. Carmony worked for Plitt-Cineplex Odeon theatres from 1985 to 1986.

      Margaret Richards has served as Vice President — Real Estate since March 1994 and as a Vice President and Assistant Secretary since October 1989. Ms. Richards has been Director of Leasing since our inception in 1987 and was employed by the theatre division of Texas Cinema Corporation in its real estate department from August 1986 to December 1987.

      John Lundin has served as Vice President — Film Licensing since September 2000, as Head Film Buyer from September 1997 to September 2000 and was a film buyer from September 1994 to September 1997. Prior to joining our company, Mr. Lundin was Vice President — General Sales Manager of Cannon Pictures. He has also held the positions of Vice President — Assistant General Sales Manager for Columbia Pictures and Head Film Buyer for Litchfield Theatres. Mr. Lundin has nearly 30 years of experience in the motion picture exhibition business.

      Walter Hebert, III has served as Vice President — Purchasing since July 1997 and was the Director of Purchasing from October 1996 until July 1997. From December 1995 until October 1996, Mr. Hebert was the President of 2 Day Video, Inc., a 21-store video chain that was our subsidiary. Prior to joining our company, Mr. Hebert worked for Dillard’s Department Stores from 1973 to 1993, serving as a Divisional Merchandise Manager in the Arkansas Division from 1981 until 1993. Mr. Hebert is the brother of Tandy Mitchell.

      Don Harton has served as Vice President — Construction since July 1997. From August 1996 to July 1997, Mr. Harton was Director of Construction. Prior to joining our company in August 1996, Mr. Harton was an architect with Urban Architecture, where he was employed from October 1983 until July 1996.

      Michael Cavalier has served as Vice President — General Counsel since July 1999, as Assistant Secretary from December 2002 to December 2003 and as Secretary since December 2003. From July 1997 to July 1999, Mr. Cavalier was General Counsel of our company and from July 1993 to July 1997 was Associate General Counsel. Prior to joining our company in July 1993, Mr. Cavalier was an associate attorney at the Dallas office of Akin Gump Strauss Hauer & Feld LLP.

      Terrell Falk has served as Vice President — Marketing and Communications since April 2001. From March 1998 to April 2001, Ms. Falk was Director of Large Format Theatres, overseeing the marketing and operations of our company’s IMAX theatres. From March 1995 until joining our company, she was Vice

President of Marketing for JQH Film Entertainment, a large format film production and distribution company, where she was responsible for film marketing, distribution and production. Prior to this, Ms. Falk was Director of Marketing for the Houston Museum of Natural Science and Wortham IMAX Theatre from February 1982 to April 1995.

      Tom Owens has served as Vice President — Development since December 2003 and as Director of Real Estate since April 2002. From 1998 to April 2002, Mr. Owens was President of NRE, a company he founded that specialized in the development and financing of motion picture theatres. From 1996 to 1998, Mr. Owens served as President of Silver Cinemas International, Inc., a motion picture exhibitor. In May 2000, Silver Cinemas International, Inc., filed for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code. From 1989 to 1996, Mr. Owens served as our Vice President — Development.

      Benjamin D. Chereskin has been a Director since the consummation of the Recapitalization. Mr. Chereskin is a Managing Director of Madison Dearborn Partners, LLC and co-founded the firm in 1993. Before that, Mr. Chereskin was with First Chicago Venture Capital for nine years. Mr. Chereskin also serves on the Board of Directors of Cornerstone Brands, Inc., Tuesday Morning Corporation, NWL Holdings, Inc., Family Christian Stores, Inc. and Carrols Holdings Corp.

      James N. Perry, Jr., has been a Director since the consummation of the Recapitalization. Mr. Perry is a Managing Director of Madison Dearborn Partners, LLC and co-founded the firm in 1993. Before that, Mr. Perry was with First Chicago Venture Capital for eight years. Mr. Perry currently serves on the Board of Directors of Nextel Partners, Inc., XM Satellite Radio Holdings Inc., Cbeyond Communications, LLC, Madison River Telephone Company, Focal Communications, Allegiance Telecom and Band-X.

      Robin P. Selati has been a Director since the consummation of the Recapitalization. Mr. Selati is a Managing Director of Madison Dearborn Partners, LLC and has been employed by the firm since 1993. Before that, Mr. Selati was with Alex Brown & Sons Incorporated, an investment bank, as a Financial Analyst in the consumer/ retailing investment banking group. Mr. Selati currently serves on the Board of Directors of Tuesday Morning Corporation, Peter Piper, Inc., NWL Holdings, Inc., Carrols Holdings Corporation, Family Christian Stores, Inc., Ruth’s Chris Steak House, Inc and Beverages & More, Inc.

      Vahe A. Dombalagian has been a Director since the consummation of the Recapitalization. Mr. Dombalagian is a Vice President of Madison Dearborn Partners, LLC and has been employed by the firm since July 2001. Before that, Mr. Dombalagian was an Associate with Texas Pacific Group, a private equity firm, from August 1997 to August 1999. Mr. Dombalagian currently serves on the Board of Directors of Outsourcing Solutions Inc.

Board Composition

      Except as described in this prospectus, there are no arrangements or understandings between any member of the Board of Directors or executive officer and any other person pursuant to which that person was elected or appointed to his or her position.

      Our Board of Directors has the power to appoint officers. Each officer will hold office for the term determined by our Board of Directors and until such person’s successor is chosen and qualified or until such person’s death, resignation or removal.

Committees of the Board of Directors

      Our Board of Directors has established an audit committee and a compensation committee. Mr. Dombalagian is serving as the initial chairman of the audit committee, and Mr. Chereskin is serving as the initial chairman of the compensation committee. The audit committee will recommend the annual appointment of auditors with whom the audit committee will review the scope of audit and non-audit assignments and related fees, accounting principles we will use in financial reporting, internal auditing procedures and the adequacy of our internal control procedures. The compensation committee will review and approve the compensation and benefits for our executive officers, administer our employee benefit plans, authorize and ratify stock option grants and other incentive arrangements, and authorize employment and related agreements. The Board of Directors may contemplate establishing other committees.

Compensation of Directors After the Recapitalization

      To the extent any future directors are not employees of our company, such directors may receive fees. All of the directors will be reimbursed for out-of-pocket expenses related to their service as directors.

Executive Compensation

      The following Summary Compensation Table sets forth the compensation earned for each of the past three years by our Chief Executive Officer and our four most highly compensated executive officers:

Summary Compensation Table

Long-Term
Compensation
Awards

Annual Compensation	Securities
Underlying	All Other
Name and Principal Position	Year	Salary(1)	Bonus	Options/SARs	Compensation(2)

Lee Roy Mitchell	2003	$682,500	$652,740	(3)	—	$132,020	(6)
Chairman of the Board and	2002	572,870	975,000	(4)	—	124,309	(7)
Chief Executive Officer	2001	474,516	1,525,484	(5)	—	223,285	(8)
Alan Stock	2003	403,891	98,826	(3)	—	10,500	(9)
President and Chief Operating Officer	2002	384,658	230,795	(4)	—	9,750	(9)
2001	366,341	198,899	(5)	—	267,308	(10)
Tim Warner	2003	327,525	80,140	(3)	10,500	(9)
Senior Vice President, President —	2002	311,929	187,157	(4)	—	9,750	(9)
Cinemark International	2001	297,075	161,291	(5)	—	336,445	(11)
Robert Copple	2003	294,919	72,162	(3)	—	10,500	(9)
Senior Vice President and	2002	280,875	168,525	(4)	—	9,750	(9)
Chief Financial Officer	2001	267,500	145,235	(5)	154,000	(12)	138,274	(13)
Robert Carmony	2003	284,313	69,567	(3)	—	9,035	(9)
Senior Vice President — Operations	2002	270,775	162,465	(4)	—	9,750	(9)
2001	257,881	140,012	(5)	—	225,827	(14)

(1)	Amounts shown include cash and non-cash compensation earned and received by executive officers as well as amounts earned but deferred at the election of those officers.

(2)	All other compensation relating to stock or stock options gives effect to the share exchange agreement dated May 17, 2002, and a subsequent reverse stock split, pursuant to which each outstanding share, and each outstanding option to purchase shares of common stock of Cinemark USA, Inc. was exchanged for 220 shares and options to purchase shares of our common stock.

(3)	Bonuses were earned in 2003 but were paid in 2004.

(4)	Bonuses were earned in 2002 but were paid in 2003.

(5)	Bonuses were earned in 2001 but were paid in 2002.

(6)	Represents a $10,500 annual contribution to our 401(k) savings plan, $22,665 representing the value of the use of a company vehicle for one year and $98,855 of life insurance premiums paid by us for the benefit of Mr. Mitchell.

(7)	Represents a $2,800 annual contribution to our 401(k) savings plan, $22,665 representing the value of the use of a company vehicle for one year and $98,844 of life insurance premiums paid by us for the benefit of Mr. Mitchell.

(8)	Represents a $1,950 annual contribution to our 401(k) savings plan, $15,940 representing the value of the use of a company vehicle for one year, $98,844 for 2001 life insurance premiums and $106,551 for

2000 life insurance premiums and interest on such premiums paid in 2001 by us for the benefit of Mr. Mitchell.

(9)	Represents an annual contribution to our 401(k) savings plan.

(10)	Represents a $4,590 annual contribution to our 401(k) savings plan, $156,194 of compensation relating to the value of stock options exercised for 104,500 shares of our Class A common stock over the $0.0045 per share exercise price and a $106,524 reimbursement for estimated tax obligations incurred upon the exercise of such stock options.

(11)	Represents a $4,590 annual contribution to our 401(k) savings plan, $197,298 of compensation relating to the value of stock options exercised for 132,000 shares of our Class A common stock over the $0.0045 per share exercise price and a $134,557 reimbursement for estimated tax obligations incurred upon the exercise of such stock options.

(12)	In October 2001 we granted Mr. Copple options to purchase an aggregate of 250 shares of Class B common stock of Cinemark USA, Inc. under the Cinemark Employee Stock Option Plan at an exercise price of $1.00 per share. On the date of grant, the Class B common stock of Cinemark USA, Inc. had a market value of $330 per share. These options were immediately vested and such options were exercised by Mr. Copple. In December 2001, Cinemark USA, Inc. granted Mr. Copple options to purchase 450 shares of its Class B common stock at an exercise price of $330 per share. We believed that on the date of grant, the Class B common stock had a market value of $330 per share. Under the share exchange agreement dated May 17, 2002, and after giving effect to a subsequent reverse stock split, each outstanding share and each outstanding option to purchase shares of Class B common stock of Cinemark USA, Inc. was exchanged for 220 shares, and options to purchase shares, of our Class A common stock. Additionally, in connection with the proposed initial public offering of our Class A common stock in 2002 and Staff Accounting Bulletin Topic 4.D., we revised the market value of a share of our Class A common stock as of December 2001 to $11.45 per share, which exceeded the option price of $1.50 per share by $9.95 per share. These options vest 20% per year for five years.

(13)	Represents $82,208 of compensation relating to the value of stock options exercised for 55,000 shares of our Class A common stock over the $0.0045 per share exercise price and a $56,066 reimbursement for estimated tax obligations incurred upon the exercise of such stock options.

(14)	Represents a $4,590 annual contribution to our 401(k) savings plan, $131,532 of compensation relating to the value of stock options exercised for 88,000 shares of our Class A common stock over the $0.0045 per share exercise price and an $89,705 reimbursement for estimated tax obligations incurred upon the exercise of such stock options.

Options/Stock Appreciation Right Grants

      There were no stock options or Stock Appreciation Right (“SAR”) grants to the named executive officers during the fiscal year ended December 31, 2003.

      The following table sets forth information concerning option exercises during the 2003 fiscal year and option holdings as of the end of the 2003 fiscal year with respect to the named executive officers. No SAR’s were outstanding at the end of the 2003 fiscal year.

Aggregated Options/SAR Exercised in Last Fiscal Year and FY-End Option/SAR Values

			Number of Securities	Value of Unexercised
			Underlying Unexercised	In-the-Money
	Shares		Options/SARs at	Options/SARs at
	Acquired on	Value	December 31, 2003 (#)	December 31, 2003 ($)
Name	Exercise(#)	Realized($)	Exercisable/Unexercisable(1)	Exercisable/Unexercisable(2)

Lee Roy Mitchell	—	—	—	—
Alan Stock	—	—	—/66,000	—
Tim Warner	—	—	—/66,000	—
Robert Copple	—	—	59,400/39,600	—
Robert Carmony	—	—	—/66,000	—

(1)	The options give effect to the share exchange agreement dated May 17, 2002, and a subsequent reverse stock split, pursuant to which shares and options to purchase shares of Class B common stock of Cinemark USA, Inc. were exchanged for 220 shares and options to purchase shares of our Class A common stock. As a result of the Recapitalization, the outstanding options were purchased for the merger consideration and cancelled. Mr. Copple exercised options to purchase 74,272 shares of common stock, and the remaining options were purchased for the merger consideration.

(2)	We have the right to call the shares issued or issuable upon exercise of the options for terminating employees. The call price is equal to the fair market value of the common stock.

Employment Agreements

      On March 12, 2004, we entered into new employment agreements with certain executives which became effective upon the consummation of the Recapitalization. In addition, in connection with the consummation of the Recapitalization, we paid a one-time special bonus in the amount of $2.4 million to Lee Roy Mitchell and in the amount of $50,000 to each of Alan Stock, Tim Warner and Robert Copple. Set forth below is a summary of the new agreements.

     Lee Roy Mitchell

      We entered into an employment agreement with Lee Roy Mitchell pursuant to which Mr. Mitchell serves as our Chief Executive Officer. The employment agreement became effective upon the consummation of the Recapitalization. The initial term of the employment agreement is three years, subject to an automatic extension for a one-year period, unless the employment agreement is terminated. Mr. Mitchell receives a base salary of $716,625 per year, which is subject to annual review for increase (but not decrease) each year by our Board of Directors or committee or delegate thereof. In addition, Mr. Mitchell is eligible to receive an annual cash incentive bonus upon our meeting certain performance targets established by the board or the compensation committee for the fiscal year. Mr. Mitchell is also entitled to additional fringe benefits including life insurance benefits of not less than $5 million, disability benefits of not less than 66% of base salary, a luxury automobile and a membership at a country club.

      The employment agreement provides for severance payments upon termination of employment, the amount and nature of which depends upon the reason for the termination of employment. If Mr. Mitchell resigns for good reason or is terminated by us without cause (as defined in the agreement), Mr. Mitchell will receive: accrued compensation (which includes base salary and a pro rata bonus) through the date of termination; any previously vested stock options and accrued benefits, such as retirement benefits, in accordance with the terms of the plan or agreement pursuant to which such options or benefits were granted; his annual base salary as in effect at the time of termination for a period of twelve months following such termination; and an amount equal to the most recent annual bonus he received prior to the date of termination. Mr. Mitchell’s equity-based or performance-based awards will become fully vested and exercisable upon such termination or resignation. Mr. Mitchell may choose to continue to participate in our benefit plans and insurance programs on the same terms as other actively employed senior executives for a one-year period. Furthermore, so long as Mr. Mitchell remains Chief Executive Officer, he will possess approval rights over certain significant transactions that may be pursued by us.

      In the event Mr. Mitchell’s employment is terminated due to his death or disability, Mr. Mitchell or his estate will receive: accrued compensation (which includes base salary and a pro rata bonus) through the date of termination; any previously vested stock options and accrued benefits, such as retirement benefits, in accordance with the terms of the plan or agreement pursuant to which such options or benefits were granted; his annual base salary as in effect at the time of termination for a period of six months following such termination; a lump sum payment equal to an additional six months of base salary payable six months after the date of termination; and any benefits payable to Mr. Mitchell and or his beneficiaries in accordance with the terms of any applicable benefit plan.

      In the event Mr. Mitchell’s employment is terminated by us for cause or under a voluntary termination (as defined in the agreement), Mr. Mitchell will receive: accrued base salary through the date of termination; and any previously vested rights under a stock option or similar incentive compensation plan in accordance with the terms of such plan.

      Mr. Mitchell will also be entitled, for a period of five years, to tax preparation assistance upon termination of his employment for any reason other than for cause or under a voluntary termination. The employment agreement contains various covenants, including covenants related to confidentiality, non-competition, other than certain permitted activities (as defined therein) and non-solicitation.

Tandy Mitchell, Alan Stock, Robert Copple, Timothy Warner, Robert Carmony, John Lundin and Michael Cavalier

      We entered into executive employment agreements with each of Tandy Mitchell, Alan Stock, Robert Copple, Timothy Warner, Robert Carmony, John Lundin and Michael Cavalier pursuant to which Mrs. Mitchell and Messrs. Stock, Copple, Warner, Carmony, Lundin and Cavalier serve, respectively, as our Executive Vice President, President and Chief Operating Officer, Senior Vice President and Chief Financial Officer, Senior Vice President, Senior Vice President of Operations, Vice President of Film Licensing and Vice President and General Counsel. The employment agreements became effective upon the consummation of the Recapitalization. The initial term of each employment agreement is three years, subject to automatic extensions for a one-year period at the end of each year of the term, unless the agreement is terminated. Pursuant to the employment agreements, each of these individuals receives a base salary, which is subject to annual review for increase (but not decrease) each year by our board of directors or committee or delegate thereof. In addition, each of these executives is eligible to receive an annual cash incentive bonus upon our meeting certain performance targets established by the board or the compensation committee for the fiscal year.

      Our Board of Directors will adopt a stock option plan and grant each executive stock options to acquire such number of shares as set forth in that executive’s employment agreement. The executive’s stock options vest and become exercisable twenty percent per year on a daily pro rata basis and shall be fully vested and exercisable five years after the date of the grant, as long as the executive remains continuously employed by us. Upon consummation of a sale of our company, the executive’s stock options will accelerate and become fully vested.

      The employment agreement with each executive provides for severance payments on substantially the same terms as the employment agreement for Mr. Mitchell, except that if the executive resigns for good reason or is terminated by us without cause (as defined in the agreements) prior to the first anniversary of the effectiveness of the employment agreement, the executive will receive his or her annual base salary in effect at the time of termination for a period commencing on the date of termination and ending on the second anniversary of the effective date (rather than for twelve months); and an amount equal to the most recent annual bonus he or she received prior to the date of termination pro rated for the number of days between such termination and the second anniversary of the effective date (rather than a single annual bonus).

      Each executive will also be entitled to office space and support services for a period of not more than three months following the date of any termination except for termination for cause. The employment agreements contain various covenants, including covenants related to confidentiality, non-competition and non-solicitation.

Non-Competition, Non-Solicitation and Non-Disclosure Agreement

      Each of Lee Roy Mitchell, Tandy Mitchell, Alan Stock, Robert Copple, Timothy Warner, Robert Carmony, John Lundin, Michael Cavalier and certain trusts, in his, her or its capacity as a seller of our common stock, have entered into non-competition, non-solicitation and non-disclosure agreements with us. These agreements became effective upon the consummation of the Recapitalization. Pursuant to the agreements, each executive agreed not to compete with us for a period of two years, and each executive agreed not to solicit our customers or hire our employees, or disparage us, for a period of three years. The obligation not to compete will terminate prior to the two year period if we effect a sale of our company (as defined in the agreements). In addition, each executive agreed not to disclose our confidential information for a period of three years.

401(k) Plan

      We sponsor a defined contribution savings plan, or 401(k) Plan, whereby certain employees may elect to contribute, in whole percentages between 1% and 50% of such employee’s compensation, provided no employee’s elective contribution shall exceed the amount permitted under Section 402(g) of the Internal Revenue Code of 1986, as amended ($12,000 in 2003). We may make an annual discretionary matching contribution. For plan years prior to 2002, our discretionary matching contribution is subject to vesting and forfeiture. Our discretionary matching contributions vest to individual accounts at the rate of 20% per year beginning two years from the date of employment. Employees are fully vested in the discretionary matching contributions after six years of employment. For plan years beginning in 2002, our discretionary matching contributions immediately vest.

Independent Director Stock Options and Long Term Incentive Plan

      As part of the Recapitalization, all of the outstanding options to purchase our Class A common stock pursuant to director options and the Long Term Incentive Plan immediately vested (to the extent not vested), were exercised and received the merger consideration as set forth in the merger agreement. The Long Term Incentive Plan was terminated upon the consummation of the Recapitalization.

PRINCIPAL STOCKHOLDERS

      The following table sets forth information with respect to the beneficial ownership of our capital stock immediately upon the consummation of the Recapitalization by:

•	each person or entity known to us to beneficially hold five percent or more of our common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all of our executive officers and directors as a group.

      Beneficial ownership has been determined in accordance with the applicable rules and regulations promulgated under the Exchange Act. The numbers presented in the table below are subject to change based on the price payable with respect to the shares of common stock in connection with the Recapitalization. Upon the consummation of the Recapitalization, our outstanding securities consist of 27,674,916 shares of Class A common stock.

	Common	Percent of
Name of Beneficial Owner	Stock	Class

Madison Dearborn Capital Partners IV, L.P.(1)	22,947,820	82.9%
Mitchell Special Trust(2)	2,169,713	7.8%
Lee Roy Mitchell(3)	4,427,986	16.0%
Alan W. Stock	83,526	*
Tim Warner	82,892	*
Robert Copple	74,272	*
Robert Carmony	—	—
Benjamin D. Chereskin(4)	22,947,820	82.9%
James N. Perry, Jr.(4)	22,947,820	82.9%
Robin P. Selati(4)	22,947,820	82.9%
Vahe A. Dombalagian	—	—
All directors and executive officers (17 persons)	27,674,916	100.0%

*	Less than 1.0%

(1)	The address of Madison Dearborn Capital Partners IV, L.P. is Three First National Plaza, Suite 3800, 70 West Madison Street, Chicago, Illinois 60602.

(2)	The address of The Mitchell Special Trust is 3900 Dallas Parkway, Suite 500, Plano, Texas 75093.

(3)	Includes 2,169,713 shares held by the Mitchell Special Trust. Mr. Mitchell is the co-trustee of the Mitchell Special Trust. Mr. Mitchell disclaims beneficial ownership of all shares held by the Mitchell Special Trust. Mr. Mitchell’s address is c/o Cinemark, Inc., 3900 Dallas Parkway, Suite 500, Plano, Texas 75093.

(4)	Messrs. Chereskin, Perry and Selati are Managing Directors of Madison Dearborn Partners, LLC, which is the General Partner of Madison Dearborn Partners IV, L.P., which is the General Partner of Madison Dearborn Capital Partners IV, L.P., and they may therefore be deemed to share beneficial ownership of the shares owned by Madison Dearborn Capital Partners IV, L.P. Messrs. Chereskin, Perry and Selati expressly disclaim beneficial ownership of the shares owned by Madison Dearborn Capital Partners IV, L.P. The address of Messrs. Chereskin, Perry and Selati is c/o Madison Dearborn Partners, LLC, Three First National Plaza, Suite 3800, 70 West Madison Street, Chicago, Illinois 60602.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Following the Transactions

      In connection with the Recapitalization, we entered into the merger agreement, a stock purchase agreement, a stockholders agreement and a registration agreement with the equity sponsor, the Mitchell investors and the management investors. A brief summary of the principal terms of these agreements is set forth below.

Merger Agreement and Stock Purchase Agreement

      On March 12, 2004, Popcorn Merger Corp., a Delaware corporation and newly formed subsidiary of Madison Dearborn entered into the merger agreement with Cinemark, Inc., pursuant to which on April 2, 2004 Popcorn Merger Corp. merged with and into Cinemark, Inc. with Cinemark, Inc. continuing as the surviving corporation. Pursuant to a stock purchase agreement entered into between Cinemark, Inc. and the equity sponsor on March 12, 2004, the equity sponsor, simultaneously with the completion of the merger, purchased shares of common stock of Cinemark, Inc. for approximately $518.3 million in cash. The Mitchell investors and certain members of our management which were stockholders of Cinemark, Inc. and, among others, received cash consideration in the merger pursuant to the merger agreement. In addition, the Mitchell investors and the management investors retained a portion of their holdings of shares of Cinemark, Inc. All of the capital stock of Cinemark, Inc. is owned by the equity sponsor, the Mitchell investors and the management investors.

      Each of the merger agreement and the stock purchase agreement contained customary representations and warranties and customary covenants of the parties thereto. Neither the merger agreement nor the stock purchase agreement provided for indemnification for losses relating to specified events, circumstances and matters.

Stockholders Agreement

      On March 12, 2004, Madison Dearborn Capital Partners IV, L.P., an affiliate of Madison Dearborn Partners, LLC, or the “equity sponsor,” the Mitchell investors and the management investors entered into a stockholders agreement with us. The stockholders agreement became effective on April 2, 2004 upon the consummation of the Recapitalization. Future holders of our common stock, including any permitted co-investor introduced to us by the equity sponsor that acquires a portion of the common stock which the equity sponsor has agreed to purchase, or a “co-investor,” may also be required to become parties to the agreement. We refer to the equity sponsor, the co-investors, if any, the Mitchell investors, the management investors and their permitted transferees collectively as the “Stockholders.”

      Voting. The Stockholders will vote any voting securities over which they have control and will take all other reasonably necessary or desirable actions to elect and continue in office, members of our Board of Directors consisting of twelve members, initially composed of two persons designated by the Mitchell investors and ten persons designated by the equity sponsor. The equity sponsor has the right to assign to a co-investor, if any, the right to designate one of the ten directors the equity sponsor is entitled to designate.

      Transfer restrictions. Stockholders may not transfer shares, other than in an exempt transfer, which includes transfers to affiliates, transfers to family members in the case of a natural person, transfers in connection with certain sales of our company approved by our board or by the equity sponsor, transfers by the equity sponsor to any co-investors and transfers by the management investors to us. Any such affiliates, family members or co-investors to which the Stockholders transfer our shares will agree in writing to be bound by the provisions of the stockholders agreement.

      Rights of first refusal. We and the equity sponsor are granted certain rights of first refusal in connection with certain sales of our shares by any of the Mitchell investors, the management investors, the co-investors, if any, or their permitted assigns. We are granted certain rights of refusal in connection with certain transfers of our shares by the equity sponsor to any of our competitors.

      Participation rights. Pursuant to the stockholders agreement, the co-investors, the Mitchell investors and the management investors are granted certain “tag-along” rights, which entitle them to participate in certain sales by the equity sponsor of the shares of our common stock held by the equity sponsor.

      Sale of Cinemark, Inc. Subject to certain exceptions, if our Board of Directors or the equity sponsor approves a sale of our company, each of the Stockholders will vote for and consent to the approved sale and will take all necessary and desirable actions in connection with the consummation of the approved sale as reasonably requested by the board or by the equity sponsor.

      Holdback agreement. No management investor or his permitted transferee shall sell any of our equity securities or any securities convertible into or exchangeable or exercisable for such securities, during the seven days prior to and the 180-day period beginning on the effective date of any underwritten demand registration or any underwritten piggyback registration pursuant to the equity registration agreement.

      Preemptive rights. If we propose to issue any additional shares of our common stock or of any other capital stock or equity securities, or any securities convertible into or exchangeable or exercisable for shares of our stock, subject to certain exceptions, we will offer to each Stockholder a portion of the number or amount of such securities proposed to be sold in any such transaction.

      Anti-takeover measures. Prior to the commencement of an initial public offering of our shares, the equity sponsor will request that our Board of Directors adopt reasonable and customary anti-takeover measures, except to the extent that our Board of Directors determines in the observance of its fiduciary duties that any such measures are not in the best interests of our stockholders, or the underwriters managing the initial public offering advise us that any such measures will adversely affect such offering or offering price.

      Approval of certain transactions. So long as the Mitchell investors and their permitted transferees own at least 10% of our outstanding common stock, they will possess approval rights over certain significant transactions that may be pursued by us.

Equity Registration Agreement

      On March 12, 2004, we entered into a registration agreement with the equity sponsor and the Mitchell investors. The registration agreement became effective on April 2, 2004 upon the consummation of the Recapitalization.

      Demand registrations. Under the registration agreement, the holders of at least a majority of the registrable securities held by the MDCP investors have the right at any time, subject to certain conditions, to require us to register any or all of their common stock under the Securities Act on a registration statement on Form S-1 or any similar long-form registration at our expense. The holders of a majority of the registrable securities held by the Mitchell investors have the right, upon the first to occur of (1) the third anniversary of the closing of the Recapitalization, (2) 180 days after the completion of an initial public offering of our common stock and (3) our achievement of certain financial targets as set forth therein for any two consecutive fiscal years prior to the end of 2008, subject to certain conditions, to require us to register any or all of their common stock on a registration statement on Form S-1 or any similar long-form registration at our expense. The holders of a majority of the registrable securities held by the co-investors, if any, have the right, at any time after 180 days after the completion of an initial public offering of our common stock, subject to certain conditions, to require us to register at a certain minimum price any or all of their common stock on a registration statement on Form S-1 or any similar long-form registration at our expense. In addition, the holders of a majority of the registrable securities held by the MDCP investors, the Mitchell investors and the co-investors, each as a separate group, have the right any time after an initial public offering, subject to conditions, to require us to register any or all of their common stock on a registration statement on Form S-3 or any similar short-form registration, if available. We refer to each of these types of registrations as “demand registrations.”

      We are not required, however, to effect any registration within 180 days of the effective date of a previous demand registration or a previous registration in which holders of the registrable securities were given piggyback rights. In addition, we may postpone for up to 180 days the filing or the effectiveness of a registration statement for a demand registration no more than once in any twelve month period, if our Board of Directors determines that the demand registration would reasonably be expected to have a material adverse effect on any proposal or plan by us or any of our subsidiaries to engage in any acquisition or sale of assets, or any merger, consolidation, tender offer, acquisition, recapitalization, reorganization or similar transaction.

      Piggyback registrations. All holders of registrable securities are entitled to request the inclusion of their securities in any registration statement at our expense whenever we propose to register any offering of our equity securities (other than pursuant to a demand registration). The registration form to be used may be used for the registration of such registrable securities.

      Holdback agreement. Each holder of registrable securities has agreed not to effect any public sale or distribution of our equity securities or any securities convertible into or exchangeable or exercisable for such securities, during the seven days prior to and the 180-day period beginning on the effective date of any underwritten demand registration or any underwritten piggyback registration (except as part of that registration or if the underwriters otherwise agree). We have agreed not to, and have agreed to cause any 5% holder of our common stock to agree not to, effect any public sale or distribution of our equity securities or any securities convertible into or exchangeable or exercisable for such securities, during the same time period.

      In connection with all registrations pursuant to the registration agreement, we have agreed to indemnify the holders of registrable common stock against liabilities relating to the registration, including liabilities under the Securities Act.

Transaction Fees

      Madison Dearborn or an affiliate received a fee of approximately $12.5 million at the closing of the Recapitalization plus out-of-pocket expenses incurred in connection with the Transactions. We will reimburse Madison Dearborn for all future expenses incurred in connection with its investment in us.

Amended and Restated Profit Participation

      On March 12, 2004, we entered into an amended and restated profit participation agreement with Alan Stock, our President, which became effective on April 2, 2004 upon the consummation of the Recapitalization and amends a profit participation agreement with Mr. Stock in effect since May 2002. Under this agreement, Mr. Stock will receive a profit interest in two recently built theatres after we have recovered our capital investment in these theatres plus our borrowing costs. Operating losses and disposition losses for any year are allocated 100% to us, and operating profits and disposition profits for these theatres for any fiscal year are allocated first to us to the extent of total operating losses and losses from any disposition of these theatres. Thereafter, net cash from operations from these theatres or from any disposition of these theatres is paid first to us until such payments equal our investment in these theatres, plus interest, and then 51% to us and 49% to Mr. Stock. During the three months ended March 31, 2004, we recorded approximately $50,000 in profit sharing expense payable to Mr. Stock, which is included in general and administrative expenses and other current liabilities on our condensed consolidated financial statements. In the event that Mr. Stock’s employment is terminated without cause, net cash from operations and from disposition of the theatres will be distributed according to this formula without first allowing us to recoup our investment plus interest thereon. Upon consummation of an initial public offering, we will have the option to purchase Mr. Stock’s interest in the theatres for a price equal to the greater of (i) a stated price reduced by any payments received during the term and (ii) 49% of adjusted theatre level cash flow multiplied by seven. We do not intend to enter into similar arrangements with our executive officers in the future.

Prior to the Transactions

Certain Agreements

      We manage one theatre with 12 screens for Laredo Theatre, Ltd. Lone Star Theatres, Inc. owns 25% of the limited partnership interests in Laredo Theatre, Ltd. We are the sole general partner and own the remaining limited partnership interests. Lone Star Theatres, Inc. is owned 100% by Mr. David Roberts, who is Mr. Mitchell’s son-in-law. Under the agreement, management fees are paid by Laredo Theatre, Ltd. to us at a rate of 5% of theatre revenues in each year up to $50,000,000 and 3% of theatre revenues in each year in excess of $50,000,000. We recorded $223,886 of management fee revenues and received dividends of $675,000 from Laredo Theatre, Ltd. in 2003. We recorded $39,991 of management fee revenues and received $150,000 of distributions from Laredo Theatres, Ltd. during the three month period ended March 31, 2004. In accordance with the terms of the limited partnership agreement, Laredo Theatres, Ltd. distributed dividends to Lone Star Theatre, Inc. of $225,000 in 2003 and $50,000 during the three month period ended March 31, 2004. All such amounts are included in our consolidated financial statements with the intercompany amounts eliminated in consolidation.

      During 2003, we managed one theatre with four screens for Mitchell Theatres, Inc., which was 100% owned by members of Lee Roy Mitchell’s family. Under the agreement, management fees were paid to us by Mitchell Theatres, Inc. at a rate of 5% of theatre revenues. We recorded $32,144 of management fee revenues from Mitchell Theatres during 2003. On December 31, 2003, we purchased all of the issued and outstanding capital stock of Mitchell Theatres, Inc. for approximately $0.7 million, which included the assumption of approximately $0.2 million in outstanding debt that was immediately paid off at the time of purchase. See Note 3 to our consolidated financial statements for a description of the acquisition.

      We lease one theatre with 7 screens from Plitt Plaza joint venture. Plitt Plaza joint venture is indirectly owned by Lee Roy Mitchell. The lease expired in July 2003 but was extended with similar terms through December 2003. We recorded $267,334 of facility lease expense payable to Plitt Plaza joint venture during 2003. We signed a new month-to-month lease effective January 1, 2004 under which the annual rent will be approximately $118,000 plus certain taxes, maintenance expenses and insurance. We recorded $30,024 of facility lease expense payable to Plitt Plaza joint venture during the three month period ended March 31, 2004.

DESCRIPTION OF EXCHANGE NOTES

      You can find the definitions of certain terms used in this description under the subheading “— Certain Definitions.” In this description, the word “Company” refers only to Cinemark, Inc. and not to any of its subsidiaries.

      The Company issued the initial notes, and will issue the exchange notes, under the indenture dated March 31, 2004 between itself and The Bank of New York Trust Company, N.A., as trustee. The terms of the initial notes and the exchange notes offered hereby include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”). The aggregate principal amount at maturity of notes issuable under the indenture is unlimited, although the issuance of exchange notes in this offering will be limited to an aggregate principal amount at maturity of $577,173,000. We may issue an unlimited principal amount of additional notes having identical terms and conditions as the initial notes, subject to our compliance with the covenants contained in the indenture. Any additional notes will be part of the same issue as the initial notes and will vote on all matters with the holders of the notes. The form of exchange notes will be identical in all material respects to that of the initial notes except that the exchange notes have been registered under the Securities Act and, therefore, will not bear legends restricting their transfer and the registration rights will not apply to the exchange notes. The exchange notes will not represent new indebtedness of the Company. Any provision of the indenture which requires action by or approval of a specified percentage of holders of the outstanding notes shall require the approval of the holders of such percentage of outstanding initial notes and exchange notes, in the aggregate. Upon the effectiveness of an exchange offer registration statement or shelf registration statements, as the case may be, filed under the Securities Act with respect to the exchange notes, the indenture will be subject to and governed by the Trust Indenture Act.

      The following description is a summary of the material provisions of the indenture. It does not restate the indenture in its entirety. We urge you to read the indenture because it, and not this description, defines your rights as holders of the exchange notes. Certain defined terms used in this description but not defined below under “— Certain Definitions” have the meanings assigned to them in the indenture.

      The registered Holder of an exchange note will be treated as the owner of it for all purposes. Only registered Holders will have rights under the indenture.

Brief Description of the Notes

      The notes:

•	are general senior unsecured obligations of the Company;

•	are limited to an aggregate principal amount at maturity of $577,173,000, subject to our ability to issue additional notes;

•	mature on March 15, 2014;

•	rank equal in right of payment with any existing and future Senior Debt of the Company, including the guarantee by the Company of the Credit Agreement;

•	are effectively subordinated to Indebtedness and other liabilities, including trade payables, of the Company’s Subsidiaries, including Indebtedness of Cinemark USA, Inc. and its Subsidiaries under the Credit Agreement and the Existing Notes;

•	rank effectively junior in right of payment to any secured Indebtedness of the Company to the extent of the value of the collateral securing that Indebtedness, including the guarantee by the Company of the Credit Agreement which is secured by a pledge of the Capital Stock of CNMK Holding, Inc.;

•	rank senior in right of payment to all future subordinated Indebtedness of the Company; and

•	are eligible for trading in PORTAL.

Holding Company Structure

      The Company is a holding company and does not have any material assets or operations other than ownership of the Capital Stock of CNMK Holding, Inc., which in turn is also a holding company and does not have any material assets or operations other than ownership of the Capital Stock of Cinemark USA, Inc. All of the Company’s operations are conducted through Cinemark USA, Inc. and its Subsidiaries. The claims of creditors of the Company, including the claims of Holders of notes, are structurally subordinated to all existing and future third-party indebtedness and liabilities, including trade payables, of the Company’s Subsidiaries. At March 31, 2004, on a pro forma basis after giving effect to the Transactions, the Company would have had total Senior Debt (excluding the Company’s guarantee of the Credit Agreement) of approximately $360.0 million and no subordinated Indebtedness. As of March 31, 2004, on the same basis, the Company’s Subsidiaries would have had $802.9 million of Indebtedness and other liabilities, including trade payables, and the notes would have been effectively subordinated to such Indebtedness and other liabilities. Subject to certain significant limitations, the Company and its Subsidiaries may incur other Indebtedness in the future, including secured Indebtedness. Moreover, the indenture does not impose any limitation on the incurrence by the Company and its Restricted Subsidiaries of liabilities that are not considered Indebtedness under the indenture.

      As of the date of the indenture, all of the Company’s Subsidiaries are “Restricted Subsidiaries.” However, under the circumstances described below under the subheading “— Certain Covenants — Designation of Restricted and Unrestricted Subsidiaries,” the Company is permitted to designate certain of its Subsidiaries as “Unrestricted Subsidiaries.” The Company’s Unrestricted Subsidiaries will not be subject to many of the restrictive covenants in the indenture.

Principal, Maturity and Interest

      The Company issued initial notes in the aggregate principal amount at maturity of $577,173,000. The Company may issue additional notes from time to time. Any offering of additional notes is subject to the covenant described below under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock.” The notes and any additional notes subsequently issued under the indenture will be treated as a single class for all purposes under the indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. The Company will issue notes in denominations of $1,000 aggregate principal amount at maturity and integral multiples thereof. The notes will mature on March 15, 2014.

      The initial notes were issued at a substantial discount from their principal amount at maturity. See “Important Federal Income Tax Considerations — Consequences to U.S. Holders — Original Issue Discount.” Until March 15, 2009, no interest will accrue, but the Accreted Value will accrete (representing the amortization of original issue discount) between the date of original issuance and March 15, 2009, on a semiannual bond equivalent basis using a 360-day year comprised of twelve 30-day months such that the Accreted Value shall be equal to the full principal amount at maturity of the notes on March 15, 2009 (the “Full Accretion Date”). The initial Accreted Value per $1,000 in principal amount at maturity of notes was $623.73 (representing the original price at which initial notes were issued).

      Beginning on March 15, 2009, interest on the notes will accrue at the rate of 9 3/4% per annum and will be payable in U.S. dollars semiannually in arrears on March 15 and September 15, commencing on September 15, 2009, to Holders of record on the immediately preceding March 1 or September 1, respectively. Holders of record on such record dates will become irrevocably entitled to receive accrued interest in respect of the interest period during which such record date occurs as of the close of business on such record date, unless such interest is not paid on that interest record date. Interest on the notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the Full Accretion Date. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Methods of Receiving Payments on the Notes

      If a Holder has given wire transfer instructions to the Company, the Company will pay all principal, interest and premium and Additional Interest, if any, on that Holder’s notes in accordance with those instructions. All other payments on notes will be made at the office or agency of the paying agent and registrar within the City and State of New York unless the Company elects to make interest payments by check mailed to the Holders at their address set forth in the register of Holders.

Paying Agent and Registrar for the Notes

      The trustee will initially act as paying agent and registrar. The Company may change the paying agent or registrar without prior notice to the Holders of the notes, and the Company or any of its Subsidiaries may act as paying agent or registrar.

Transfer and Exchange

      A Holder may transfer or exchange notes in accordance with the indenture. The registrar and the trustee may require a Holder to furnish appropriate endorsements and transfer documents in connection with a transfer of notes. Holders will be required to pay all taxes due on transfer. The Company is not required to transfer or exchange any note selected for redemption. Also, the Company is not required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed.

Optional Redemption

      At any time prior to March 15, 2007, the Company may on any one or more occasions redeem up to 35% of the aggregate principal amount at maturity of notes issued under the indenture (including any additional notes) at a redemption price of 109.750% of the Accreted Value thereof on the redemption date, plus accrued and unpaid Additional Interest, if any, to the redemption date, with the net cash proceeds of one or more Equity Offerings by the Company, provided that:

(1) at least 65% of the aggregate principal amount at maturity of notes issued under the indenture (including any additional notes) remains outstanding immediately after the occurrence of such redemption (excluding notes held by the Company or any of its Subsidiaries); and

(2) the redemption occurs within 90 days of the date of the closing of such Equity Offering.

      Except pursuant to the preceding paragraph, the notes will not be redeemable at the Company’s option prior to March 15, 2009.

      On and after March 15, 2009, the Company may redeem all or a part of the notes upon not less than 30 nor more than 60 days’ notice except that a redemption notice may be mailed more than 60 days prior to a redemption if the notice is issued in connection with a defeasance of the notes or a satisfaction and discharge of the indenture, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and Additional Interest, if any, on the notes redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on March 15 of the years indicated below:

Year	Percentage

2009	104.875%
2010	103.250%
2011	101.625%
2012 and thereafter	100.000%

      If the redemption date is on or after an interest payment record date and on or before the related interest payment date, the accrued and unpaid interest and Additional Interest, if any, will be paid to the Holder in whose name the note is registered at the close of business on such record date, and no additional interest or

Additional Interest, if any, will be payable to Holders whose notes will be subject to redemption by the Company.

Selection and Notice

      If less than all of the notes are to be redeemed at any time, the trustee will select notes for redemption as follows:

(1) if the notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which the notes are listed; or

(2) if the notes are not listed on any national securities exchange, on a pro rata basis, by lot or by such method as the trustee deems fair and appropriate.

      No notes of $1,000 in aggregate principal amount at maturity or less can be redeemed in part. Except as otherwise specified, notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each Holder of notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the notes or a satisfaction and discharge of the indenture. Notices of redemption may not be conditional.

      If any note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount at maturity of that note that is to be redeemed. A new note in principal amount at maturity equal to the unredeemed portion of the original note will be issued in the name of the Holder of notes upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, Accreted Value will cease to accrete and interest and Additional Interest, if any, will cease to accrue on notes or portions of them called for redemption.

Mandatory Redemption

      The Company is not required to make mandatory redemption or sinking fund payments with respect to the notes.

Repurchase at the Option of Holders

Change of Control

      If a Change of Control occurs, the Company will be required to make an offer (a “Change of Control Offer”) to each Holder of notes to repurchase all or any part (equal to $1,000 in principal amount at maturity or an integral multiple thereof) of that Holder’s notes on the terms set forth in the indenture. In the Change of Control Offer, the Company will offer a payment in cash (the “Change of Control Payment”) equal to 101% of the Accreted Value of the notes repurchased plus accrued and unpaid interest and Additional Interest, if any, on the notes repurchased to the date of purchase (a “Change of Control Payment Date”). Within thirty days following any Change of Control, the Company will mail a notice to each Holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase notes on the Change of Control Payment Date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the indenture and described in such notice.

      On the Change of Control Payment Date, the Company will, to the extent lawful:

(1) accept for payment all notes or portions of notes properly tendered pursuant to the Change of Control Offer;

(2) deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered; and

(3) deliver or cause to be delivered to the trustee the notes properly accepted together with an officers’ certificate stating the aggregate Accreted Value of notes or portions of notes being purchased by the Company.

      The paying agent will promptly mail to each Holder of notes properly tendered the Change of Control Payment for such notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a new note equal in principal amount at maturity to any unpurchased portion of the notes surrendered, if any; provided that each new note will be in a principal amount at maturity of $1,000 or an integral multiple thereof.

      If the Change of Control Payment Date is on or after an interest payment record date and on or before the related interest payment date, any accrued and unpaid interest and Additional Interest, if any, will be paid to the Holder in whose name a note is registered at the close of business on such record date, and no other interest or Additional Interest, if any, will be payable to Holders who tender pursuant to the Change of Control Offer.

      The provisions described above that require the Company to make a Change of Control Offer following a Change of Control will be applicable whether or not any other provisions of the indenture are applicable. Except as described above with respect to a Change of Control, the indenture does not contain provisions that permit the Holders of the notes to require that the Company repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

      The Company will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by the Company and purchases all notes properly tendered and not withdrawn under the Change of Control Offer or if an irrevocable notice of redemption has been given pursuant to the indenture in accordance with the provisions set forth under the caption “— Optional Redemption.”

      The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of the Company and its Restricted Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of “all or substantially all” of the property or assets of a Person. As a result, it may be unclear as to whether a Change of Control has occurred and whether a Holder of notes may require the Company to make a Change of Control Offer.

      The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the indenture by virtue of such conflict.

Asset Sales

      The Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1) the Company (or the Restricted Subsidiary, as the case may be) receives consideration at least equal to the fair market value of the assets or Equity Interests issued or sold or otherwise disposed of (such fair market value to be determined in good faith by the Company on the date of contractually agreeing to such Asset Sale);

(2) in the event the fair market value of such Asset Sale exceeds $10.0 million but is less than $25.0 million, the fair market value is determined by the Company’s Chief Financial Officer and in the event the fair market value of such Asset Sale equals or exceeds $25.0 million, the fair market value is determined by the Company’s Board of Directors and evidenced by a resolution of the Board of Directors of the Company and, in each case, such determination is set forth in an officers’ certificate delivered to the trustee; and

(3) at least 75% of the consideration received in the Asset Sale by the Company or such Restricted Subsidiary is in the form of cash or Cash Equivalents. For purposes of this provision, each of the following will be deemed to be cash:

(a) the amount of any liabilities, as shown on the Company’s or such Restricted Subsidiary’s most recent balance sheet, of the Company or such Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the notes or any Subsidiary Guarantee) that are assumed by the transferee of any such assets pursuant to a customary novation agreement or by operation of law that releases the Company or such Restricted Subsidiary from further liability; and

(b) any securities, notes or other obligations received by the Company or any such Restricted Subsidiary from such transferee that are converted by the Company or such Restricted Subsidiary into cash within 180 days of the closing of the related Asset Sale, to the extent of the cash received in that conversion.

      Within 395 days after the receipt of any Net Proceeds from an Asset Sale, the Company or such Restricted Subsidiary may apply those Net Proceeds at its option to:

(1) repay Senior Debt and, if the Senior Debt repaid is revolving credit Indebtedness, to correspondingly reduce commitments with respect thereto; provided, unless such Senior Debt being repaid consists of borrowings under the Credit Agreement or Guarantees of borrowings under the Credit Agreement, that the notes are reduced or repurchased on a pro rata basis with the Net Proceeds from the Asset Sale;

(2) reduce or repurchase Indebtedness of Cinemark USA, Inc. or any Restricted Subsidiary of Cinemark USA, Inc. and, if the Indebtedness repaid is revolving credit Indebtedness, to correspondingly reduce commitments with respect thereto;

(3) acquire all or substantially all of the assets of, or a majority of the Voting Stock of, another Permitted Business (or a division or unit thereof);

(4) make a capital expenditure or commit pursuant to a binding agreement to make a capital expenditure within 24 months of such Asset Sale relating to an asset used or useful in a Permitted Business; or

(5) acquire other long-term assets that are used or useful in a Permitted Business.

      Pending the final application of any Net Proceeds, the Company may temporarily reduce revolving credit borrowings or otherwise invest the Net Proceeds in any manner that is not prohibited by the indenture.

      Any Net Proceeds from Asset Sales that are not applied or invested as provided in the preceding paragraph will constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $15 million, the Company will make an offer (an “Asset Sale Offer”) to all Holders of notes and all holders of other Indebtedness that is pari passu with the notes containing provisions similar to those set forth in the indenture with respect to offers to purchase or redeem with the proceeds of sales of assets to purchase the maximum Accreted Value of notes and the maximum principal amount of such other pari passu Indebtedness that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of the Accreted Value thereof plus accrued and unpaid interest and Additional Interest, if any, to the date of purchase, and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale Offer, the Company may use those Excess Proceeds for any purpose not otherwise prohibited by the indenture. If the aggregate Accreted Value of notes and the maximum principal amount of other pari passu Indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the notes and such other pari passu Indebtedness will be purchased on a pro rata basis on the basis of the aggregate Accreted Value of notes and principal amount of other pari passu Indebtedness tendered. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.

      If the Asset Sale purchase date is on or after an interest payment record date and on or before the related interest payment date, any accrued and unpaid interest and Additional Interest, if any, will be paid to the Holder in whose name a note is registered at the close of business on such record date, and no interest or Additional Interest, if any, will be payable to holders who tender notes pursuant to the Asset Sale Offer.

      The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the indenture by virtue of such conflict.

      The Credit Agreement effectively prohibits, and future agreements relating to Indebtedness of the Company and its Subsidiaries may prohibit, the Company from purchasing any notes and also provides that certain change of control or asset sale events with respect to the Company would constitute a default under these agreements. In the event a Change of Control or Asset Sale occurs at a time when the Company is prohibited from purchasing notes, the Company could seek the consent of the lenders for the purchase of notes or could attempt to refinance any borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company will remain prohibited from purchasing notes. In such case, the Company’s failure to purchase tendered notes would constitute an Event of Default under the indenture which could result in a cross-default under the Credit Agreement or such other Indebtedness. Additionally, the occurrence of certain of the events that constitute a Change of Control may give holders of the Existing Notes the right to require Cinemark USA, Inc. to repurchase the Existing Notes. Moreover, the exercise by the Holders of their right to require the Company to repurchase the notes could cause a default under the Existing Notes and future agreements relating to Indebtedness of the Company and its Subsidiaries, even if the Change of Control itself does not, due to the financial effect of such repurchase on the Company and its Subsidiaries. In the event that a Change of Control occurs at a time when the Company’s Subsidiaries are prohibited from making funds available to the Company so that the Company can purchase the notes, the Company or any of its Subsidiaries may seek the consent of its lenders to purchase the notes or may attempt to refinance any borrowing that contains such prohibition. If such a consent or refinancing is not obtained, the Company’s Subsidiaries will remain prohibited from making such funds available to the Company so that it can purchase the notes. Finally, the Company’s ability to pay cash to the Holders upon a repurchase may be limited by the Company’s then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases.

      Notwithstanding anything to the contrary contained in the indenture, the Company or any of its Restricted Subsidiaries may engage in transactions in which theatre properties will be transferred in exchange for one or more other theatre properties; provided that if the fair market value of the theatre properties to be transferred by the Company or such Restricted Subsidiary, plus the fair market value of any other consideration paid or credited by the Company or such Restricted Subsidiary (the “Transaction Value”) exceeds $2 million, such transaction shall require approval of the Board of Directors of the Company. In addition, each such transaction shall be valued at an amount equal to all consideration received by the Company or such Restricted Subsidiary in such transaction other than the theatre properties received pursuant to such exchange (“Other Consideration”) for purposes of determining whether an Asset Sale has occurred. If the Other Consideration is of an amount and character such that such transaction constituted an Asset Sale, then the paragraphs above of this “Asset Sales” covenant shall be applicable to any Net Proceeds of such Other Consideration.

Certain Covenants

Restricted Payments

      The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1) declare or pay any dividend or make any other payment or distribution on account of the Company’s or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving the Company or any of its Restricted Subsidiaries) or to the direct or indirect holders of the Company’s or any of its Restricted Subsidiaries’ Equity Interests in their capacity as such (other than dividends or distributions payable (a) in Equity Interests (other than Disqualified Stock) of the Company or (b) to the Company or a Restricted Subsidiary of the Company);

(2) purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving the Company) any Equity Interests of the Company or any direct or indirect parent of the Company;

(3) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness (other than any Indebtedness held by the Company or a Guarantor) that is subordinated to the notes or the Subsidiary Guarantees, if any, except a payment of interest or principal at the Stated Maturity thereof; or

(4) make any Restricted Investment (all such payments and other actions set forth in these clauses (1) through (4) above being collectively referred to as “Restricted Payments”),

unless, at the time of and after giving effect to such Restricted Payment:

(1) no Default or Event of Default has occurred and is continuing or would occur as a consequence of such Restricted Payment; and

(2) the Company would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock;” and

(3) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and its Restricted Subsidiaries since the date of the indenture (excluding Restricted Payments permitted by clauses (2), (3), (4), (6), (10) and (11) of the next succeeding paragraph), is less than the sum, without duplication, of:

(a) 50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) from February 11, 2003 to the end of the Company’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit), plus

(b) 100% of the fair market value of the Qualified Proceeds received by the Company after the Recapitalization Date as a contribution to its equity capital or from the issue or sale of Equity Interests of the Company (other than Excluded Contributions and Disqualified Stock) or from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of the Company that have been converted into or exchanged for such Equity Interests (other than Equity Interests (or Disqualified Stock or debt securities) sold to a Subsidiary of the Company or an employee stock ownership plan, option plan or similar trust to the extent such sale to an employee stock ownership plan or similar trust is financed by loans from or guaranteed by the Company or any Restricted Subsidiary unless such loans have been repaid with cash on or prior to the date of determination), plus

(c) to the extent that any Restricted Investment that was made after the date of the indenture is sold for cash or otherwise liquidated or repaid for cash, the cash return of capital and other transfers of assets with respect to such Restricted Investment (less the cost of disposition, if any); provided, however, that no amount will be included under this clause (c) to the extent it is already included in Consolidated Net Income, plus

(d) to the extent that any Unrestricted Subsidiary of the Company is redesignated as a Restricted Subsidiary after the date of the indenture, the lesser of (i) the fair market value of the Company’s Investment in such Subsidiary as of the date of such redesignation or (ii) such fair market value as of the date on which such Subsidiary was originally designated as an Unrestricted Subsidiary.

      The preceding provisions will not prohibit:

(1) the payment of any dividend or distribution within 60 days after the date of declaration thereof, if at the date of declaration the dividend or distribution payment would have complied with the provisions of the indenture;

(2) the redemption, repurchase, retirement, defeasance or other acquisition of any subordinated Indebtedness of the Company or of any Equity Interests of the Company in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of the Company) of, Equity Interests of the Company (other than Disqualified Stock and other than Equity Interests issued or sold to an employee stock ownership plan or similar trust to the extent such sale to an employee stock ownership plan or similar trust is financed by loans from or guaranteed by the Company or any Restricted Subsidiary unless such loans have been repaid with cash on or prior to the date of determination); provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement, defeasance or other acquisition will be excluded from clause (3) (b) of the preceding paragraph;

(3) the defeasance, redemption, repurchase or other acquisition of Indebtedness subordinated to the notes or any Subsidiary Guarantee with the net cash proceeds from an incurrence of, or in exchange for, Permitted Refinancing Indebtedness;

(4) the declaration and payment of any dividend or distribution by a Restricted Subsidiary of the Company to the holders of its Capital Stock on a pro rata basis;

(5) so long as no Default or Event of Default shall have occurred and be continuing or would be caused thereby, the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of the Company or any Restricted Subsidiary of the Company held by any current or former member of the Company’s (or any of its Restricted Subsidiaries’) management pursuant to any management equity subscription agreement, stock option agreement, stock plan or similar agreement other than any such agreement or plan with Madison Dearborn Partners, LLC or its Affiliates (other than Persons who are officers, directors or employees of the Company); provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests may not exceed $3.0 million in any twelve-month period (with unused amounts in any twelve-month period being carried over to succeeding twelve-month periods subject to a maximum carry-over amount of $6.0 million);

(6) any payments made in connection with the consummation of the Transactions on substantially the terms described in this prospectus;

(7) the repurchase of Equity Interests of the Company deemed to occur upon the exercise of stock options to the extent such Equity Interests represent a portion of the exercise price of such stock options;

(8) so long as no Default has occurred and is continuing or would be caused thereby, repurchases of Indebtedness that is subordinated to the notes or a Subsidiary Guarantee at a purchase price not greater than (i) 101% of the principal amount of such subordinated Indebtedness in the event of a Change of Control or (ii) 100% of the principal amount of such subordinated Indebtedness in the event of an Asset Sale, in connection with any change of control offer or asset sale offer required by the terms thereof, but only if:

(a) in the case of a Change of Control, the Company has first complied with and fully satisfied its obligations under the provisions described under “— Repurchase at the Option of Holders — Change of Control;” or

(b) in the case of an Asset Sale, the Company has complied with and fully satisfied its obligations in accordance with the covenant under the heading, “— Repurchase at the Option of Holders — Asset Sales;”

(9) the repurchase, redemption or other acquisition for value of Capital Stock of the Company or any direct or indirect parent of the Company representing fractional shares of such Capital Stock in connection with a merger, consolidation, amalgamation or other combination involving the Company or any direct or indirect parent of the Company;

(10) Investments that are made with Excluded Contributions; and

(11) so long as no Default or Event of Default shall have occurred and be continuing or would be caused thereby, other Restricted Payments in an aggregate amount since the date of the indenture not to exceed $15.0 million.

      The amount of all Restricted Payments (other than cash) will be the fair market value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Company or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The fair market value of any assets or securities that are required to be valued by this covenant will be determined by the Board of Directors of the Company whose resolution with respect thereto will be delivered to the trustee. Not later than 30 days after the date of making any Restricted Payment, the Company will deliver to the trustee an officers’ certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by this “Restricted Payments” covenant were computed.

Incurrence of Indebtedness and Issuance of Preferred Stock

      The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (including Acquired Debt), and the Company will not issue any Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any shares of preferred stock; provided, however, that, if no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof, the Company and any of its Restricted Subsidiaries may incur Indebtedness (including Acquired Debt) or the Company may issue Disqualified Stock if the Fixed Charge Coverage Ratio for the Company’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock is issued would have been at least 2.0 to 1, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or Disqualified Stock had been issued, as the case may be, at the beginning of such four-quarter period.

      The first paragraph of this covenant will not prohibit:

(1) the incurrence by the Company or any of its Restricted Subsidiaries of additional Indebtedness and letters of credit under one or more Credit Facilities in an aggregate principal amount at any one time outstanding under this clause (1) (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of the Company and its Subsidiaries thereunder) not to exceed $370 million less the sum of all permanent principal payments with respect to such Indebtedness in accordance with the covenant described under “— Repurchase at the Option of Holders — Asset Sales;”

(2) the incurrence by the Company and its Restricted Subsidiaries of (a) Existing Indebtedness (other than the 2008 Notes) and (b) the 2008 Notes;

(3) the incurrence by the Company of Indebtedness represented by the notes (other than additional notes) and the Exchange Notes issued in exchange therefor and any Subsidiary Guarantees of the foregoing;

(4) the incurrence by the Company, Cinemark USA, Inc. or any of its Restricted Subsidiaries of Indebtedness in respect of Permitted Capitalized Leases;

(5) the incurrence by the Company or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance or replace Indebtedness (other than intercompany Indebtedness) that was permitted by the indenture to be incurred under the first paragraph of this covenant or clauses (2)(a), (3), (4) or (5) of this paragraph;

(6) the incurrence by the Company or any of its Restricted Subsidiaries of intercompany Indebtedness between or among the Company and any of its Restricted Subsidiaries; provided, however, that:

(a) if the Company or any Guarantor is the obligor on such Indebtedness, such Indebtedness must be expressly subordinated to the prior payment in full in cash of all Obligations with respect to the notes, in the case of the Company, or the Subsidiary Guarantee, in the case of a Guarantor; and

(b) (i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than the Company or a Restricted Subsidiary of the Company and (ii) any sale or other transfer of any such Indebtedness to a Person that is neither the Company or a Restricted Subsidiary of the Company will be deemed, in each case, to constitute an incurrence of such Indebtedness by the Company or such Subsidiary, as the case may be, that was not permitted by this clause (6);

(7) the incurrence by the Company, Cinemark USA, Inc. or any of its Restricted Subsidiaries of Hedging Obligations;

(8) the Guarantee by the Company or a Restricted Subsidiary of the Company of Indebtedness of the Company or a Restricted Subsidiary of the Company that was permitted to be incurred by another provision of this covenant; provided that in the event such Indebtedness that is being guaranteed is (a) pari passu with the notes or a Subsidiary Guarantee, as the case may be, then the related Guarantee shall rank equally in right of payment to the notes or Subsidiary Guarantee, as the case may be, or (b) subordinated to the notes or a Subsidiary Guarantee, as the case may be, then the related Guarantee shall be subordinated in right of payment to the notes or such Subsidiary Guarantee, as the case may be;

(9) the accrual of interest, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, and the payment of dividends on Disqualified Stock in the form of additional shares of the same class of Disqualified Stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock for purposes of this covenant; provided, in each such case, that the amount thereof is included in Fixed Charges of the Company as accrued;

(10) Indebtedness arising from agreements of the Company or a Restricted Subsidiary providing for indemnification, adjustment of purchase price, earn-out or other similar obligations, in each case, incurred or assumed in connection with the disposition of any business, assets or a Restricted Subsidiary, other than Guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or Restricted Subsidiary for the purpose of financing such acquisition; provided that the maximum aggregate liability in respect of all such Indebtedness shall at no time exceed the gross proceeds actually received by the Company and its Restricted Subsidiaries in connection with such disposition;

(11) Indebtedness supported by one or more letters of credit incurred under a Credit Facility in accordance with and pursuant to clause (1); provided the amount of Indebtedness permitted to be incurred under this clause (11) relating to any such letter of credit shall not exceed the amount of the letter of credit provided for therein; provided, further, upon any reduction, cancellation or termination of the applicable letter of credit, there shall be deemed to be an incurrence of Indebtedness under the indenture equal to the excess of the amount of such Indebtedness outstanding immediately after such reduction, cancellation or termination over the remaining stated amount, if any, of such letter of credit or the stated amount of any letter of credit issued in replacement of such letter of credit;

(12) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within ten business days of incurrence;

(13) Indebtedness represented by property, liability and workers’ compensation insurance, performance bonds (which may be in the form of letters of credit) for construction contracts let by the Company and its Restricted Subsidiaries in the ordinary course of business (provided that to the extent that such performance bonds secure Indebtedness, such Indebtedness is otherwise permitted under this covenant), surety bonds and appeal bonds (which, in each case, may be in the form of letters of credit) required in the ordinary course of business or in connection with the enforcement of rights or claims of the Company or any Restricted Subsidiary of the Company or in connection with judgments that do not result in a Default or an Event of Default; and

(14) the incurrence by the Company or any of its Restricted Subsidiaries of additional Indebtedness in an aggregate principal amount (or accreted value, as applicable) at any time outstanding not to exceed $25.0 million.

      Neither the Company nor any Restricted Subsidiary will incur any Indebtedness under the preceding paragraph if the proceeds thereof are used, directly or indirectly, to refinance any Indebtedness subordinated to the notes or any Subsidiary Guarantee unless such Indebtedness will be subordinated to the notes or such Subsidiary Guarantee to at least the same extent as such subordinated Indebtedness. No Restricted Subsidiary of the Company that is not a Guarantor may incur any Indebtedness if the proceeds are used to refinance Indebtedness of the Company (other than a refinancing of all the notes).

      For purposes of determining compliance with this “Incurrence of Indebtedness and Issuance of Preferred Stock” covenant, in the event that an item of proposed Indebtedness (including Acquired Debt) meets the criteria of more than one of the categories described in clauses (1) through (14) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, the Company will be permitted to classify or (later classify or reclassify in whole or in part in its sole discretion) such item of Indebtedness in any manner that complies with this covenant. Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that the Company or any Restricted Subsidiary may incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in the exchange rate of currencies.

Liens

      The Company will not and will not permit any of its Restricted Subsidiaries to, create, incur, assume or otherwise cause or suffer to exist or become effective any Lien of any kind securing Indebtedness, Attributable Debt or trade payables (other than Permitted Liens) upon any of their property or assets, now owned or hereafter acquired, unless all payments due under the indenture and the notes are secured (i), in the case of Liens securing Indebtedness that is pari passu in right of payment to the notes or any Subsidiary Guarantee, on an equal and ratable basis with the obligations so secured until such time as such obligations are no longer secured by a Lien and (ii), in the case of Liens securing Indebtedness that is expressly subordinate or junior in right of payment to the notes or any Subsidiary Guarantee, on a senior basis to the obligations so secured with the same relative priority as the notes or such Subsidiary Guarantee, as the case may be, will have to that subordinate or junior Indebtedness until such time as such obligations are no longer secured by a Lien.

Dividend and Other Payment Restrictions Affecting Subsidiaries

      The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1) pay dividends or make any other distributions on its Capital Stock to the Company or any of its Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or pay any indebtedness owed to the Company or any of its Restricted Subsidiaries;

(2) make loans or advances to the Company or any of its Restricted Subsidiaries; or

(3) transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries.

      However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(1) agreements governing Existing Indebtedness and Credit Facilities as in effect on the date of the indenture and the Credit Agreement as in effect on the Recapitalization Date and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of those agreements, provided that the amendments, modifications, restatements, renewals, increases, supplements, refundings, replacement or refinancings are no more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in those agreements on the date of the indenture or the date of the Recapitalization, as applicable;

(2) the indenture and the notes (including the Exchange Notes);

(3) applicable law, rule, regulation or order;

(4) any instrument governing Indebtedness or Capital Stock of a Person acquired by the Company or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness or Capital Stock was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired, provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the indenture to be incurred;

(5) customary non-assignment provisions in leases, licenses and conveyances entered into in the ordinary course of business and consistent with past practices;

(6) purchase money obligations for property acquired in the ordinary course of business that impose restrictions on that property of the nature described in clause (3) of the preceding paragraph;

(7) any agreement for the sale or other disposition of a Restricted Subsidiary that restricts distributions by that Restricted Subsidiary pending its sale or other disposition;

(8) Permitted Refinancing Indebtedness, provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are no more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

(9) Liens securing Indebtedness otherwise permitted to be incurred under the provisions of the covenant described above under the caption “— Liens” that limit the right of the debtor to dispose of the assets subject to such Liens;

(10) provisions with respect to the disposition or distribution of assets or property in joint venture agreements, stockholder agreements, asset sale agreements, stock sale agreements and other similar agreements entered into in the ordinary course of business;

(11) other Indebtedness of Cinemark USA, Inc. or any of its Restricted Subsidiaries permitted to be incurred pursuant to an agreement entered into subsequent to the date of the indenture in accordance with the covenant described under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock” provided that the provisions relating to such encumbrance or restriction contained in such

Indebtedness are no less favorable to the Company, taken as a whole, as determined by the Board of Directors of the Company in good faith than the provisions contained in the Credit Agreement and in the indentures governing the Existing Notes as in effect on the Recapitalization Date and the date of the indenture, respectively;

(12) the issuance of preferred stock by a Restricted Subsidiary or the payment of dividends thereon in accordance with the terms thereof, provided that issuance of such preferred stock is permitted pursuant to the covenant described under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock” and the terms of such preferred stock do not expressly restrict the ability of a Restricted Subsidiary to pay dividends or make any other distributions on its Capital Stock (other than requirements to pay dividends or liquidation preferences on such preferred stock prior to paying any dividends or making any other distributions on such other Capital Stock);

(13) encumbrances or restrictions contained in any Indebtedness incurred by a Foreign Restricted Subsidiary pursuant to the first paragraph (in an amount not to exceed in aggregate at any one time outstanding $50.0 million of Indebtedness) of and clauses (4) and (14) of the second paragraph of the covenant described under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock;” provided that such encumbrance or restriction shall only apply to such Foreign Restricted Subsidiary;

(14) supermajority voting requirements existing under corporate charters, bylaws, stockholders agreements and similar documents and agreements; and

(15) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business.

Merger, Consolidation or Sale of Assets

      The Company may not, directly or indirectly: (1) consolidate or merge with or into another Person (whether or not the Company is the surviving corporation); or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Company and its Restricted Subsidiaries, taken as a whole, in one or more related transactions, to another Person; unless:

(1) either: (a) the Company is the surviving corporation; or (b) the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, conveyance or other disposition has been made is a corporation, limited liability company or partnership organized or existing under the laws of the United States, any state of the United States or the District of Columbia; provided that if the Person is a partnership or limited liability company, a corporation wholly owned by such Person organized or existing under the laws of the United States, any state of the United States or the District of Columbia that does not and will not have any material assets or operations shall promptly thereafter become a co-issuer of the notes pursuant to a supplemental indenture;

(2) the Person formed by or surviving any such consolidation or merger (if other than the Company) or the Person to which such sale, assignment, transfer, conveyance or other disposition has been made assumes all the obligations of the Company under the notes, the indenture and the registration rights agreement pursuant to agreements reasonably satisfactory to the trustee;

(3) immediately after such transaction no Default or Event of Default exists; and

(4) the Company or the Person formed by or surviving any such consolidation or merger (if other than the Company), or to which such sale, assignment, transfer, conveyance or other disposition has been made will, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock.”

      In addition, the Company may not, directly or indirectly, lease all or substantially all of its properties or assets, in one or more related transactions, to any other Person.

      For purposes of this covenant, the sale, assignment, transfer, conveyance, disposition or lease of all or substantially all of the properties and assets of one or more Subsidiaries of the Company, which properties and assets, if held by the Company instead of such Subsidiaries, would constitute all or substantially all of the properties and assets of the Company on a consolidated basis, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Company.

      Notwithstanding the preceding clause (4), any Restricted Subsidiary may consolidate with, merge into or transfer all or part of its properties and assets to the Company.

      A Guarantor may not sell or otherwise dispose of all or substantially all of its assets to, or consolidate with or merge with or into (whether or not such Guarantor is the surviving Person), another Person, other than the Company or another Guarantor, unless:

(1) immediately after giving effect to that transaction, no Default or Event of Default exists; and

(2) either:

(a) the Person acquiring the property in any such sale or disposition or the Person formed by or surviving any such consolidation or merger assumes all the obligations of that Guarantor under the indenture, its Subsidiary Guarantee and the registration rights agreement pursuant to agreements reasonably satisfactory to the trustee; or

(b) such sale or other disposition complies with the provisions of the covenant described above under the caption “— Repurchase at the Option of Holders — Asset Sales” and “— Future Guarantors.”

Transactions with Affiliates

      The Company will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each, an “Affiliate Transaction”), unless:

(1) the Affiliate Transaction is on terms that are no less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with a Person who is not an Affiliate; and

(2) the Company delivers to the trustee:

(a) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $2.0 million, a resolution of the Board of Directors of the Company set forth in an officers’ certificate certifying that such Affiliate Transaction complies with this covenant and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors of the Company; and

(b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $15.0 million, a written opinion as to the fairness to the Holders of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing.

      The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(1) any employment, consulting or similar agreement or other compensation arrangement entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business of the Company or such Restricted Subsidiary excluding any such agreement or arrangement with Madison Dearborn Partners, LLC, or its Affiliates or Persons who are officers, directors, employees or consultants of Madison Dearborn Partners, LLC, or its Affiliates (other than Persons who are officers, directors or employees of the Company);

(2) transactions between or among the Company and/or its Restricted Subsidiaries;

(3) transactions with a Person that is an Affiliate of the Company solely because the Company owns an Equity Interest in, or controls, such Person;

(4) reasonable fees and expenses and compensation paid to, and indemnity provided on behalf of, officers, directors or employees of the Company or any Subsidiary as determined in good faith by the Board of Directors of the Company or senior management;

(5) sales of Equity Interests (other than Disqualified Stock) to Affiliates of the Company;

(6) Restricted Payments that are permitted by the provisions of the indenture described above under the caption “— Restricted Payments;”

(7) transactions effected in connection with the Transactions, including the payment of all fees and expenses, which are described in this offering memorandum under the caption “Certain Relationships and Related Transactions;”

(8) transactions pursuant to any contract or agreement described under the caption “Certain Relationships and Related Transactions,” as in effect on the date of the indenture, in each case as amended, modified or replaced from time to time so long as the amended, modified or new agreements, taken as a whole, are no less favorable to the Company and its Restricted Subsidiaries than those in effect on the date of the indenture;

(9) so long as no Default or Event of Default shall have occurred and be continuing, the payment of customary annual fees and related expenses to Madison Dearborn Partners, LLC and its Affiliates; provided that such fees shall not, in the aggregate, exceed $1.0 million (plus out of pocket expenses) in any twelve-month period commencing after the date of the indenture; and

(10) so long as no Default or Event of Default shall have occurred and be continuing, the payment of customary transaction, management, consulting and advisory fees and related expenses to Madison Dearborn Partners, LLC and its Affiliates made pursuant to financial advisory, financing, underwriting or replacement agreements or in respect of other investment banking entities, including, without limitation, in connection with acquisitions or divestitures, in each case, which payments are (a) reasonably related to the services performed and (b) approved by a majority of the members of the Board of Directors of the Company not affiliated with Madison Dearborn Partners, LLC.

Designation of Restricted and Unrestricted Subsidiaries

      The Board of Directors of the Company may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would not cause a Default; provided that in no event will CNMK Holding, Inc. or Cinemark USA, Inc. be designated as or owned by an Unrestricted Subsidiary. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate fair market value of all outstanding Investments owned by the Company and its Restricted Subsidiaries in the Subsidiary properly designated will be deemed to be an Investment made as of the time of the designation and will reduce the amount available for Restricted Payments under the first paragraph of the covenant described above under the caption “— Restricted Payments” or Permitted Investments, as determined by the Company. That designation will only be permitted if the Investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. The Board of Directors of the Company may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if the redesignation would not cause a Default.

Future Guarantors

      The Company will cause each Restricted Subsidiary that Guarantees any Indebtedness of the Company to execute and deliver to the trustee a supplemental indenture pursuant to which such Restricted Subsidiary will Guarantee payment of the notes; provided that, if such Indebtedness is by its terms subordinated in right of payment to the notes, any such Guarantee of such Restricted Subsidiary with respect to such Indebtedness shall be subordinated to such Guarantor’s Subsidiary Guarantee substantially to the same extent as such Indebtedness is subordinated to the notes. Each Subsidiary Guarantee will be limited to an amount not to exceed the maximum amount that can be Guaranteed by that Restricted Subsidiary without rendering the Guarantee, as it relates to such Restricted Subsidiary, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally.

      A Subsidiary Guarantee of a Guarantor will be automatically released upon:

(1) (a) the sale, disposition or other transfer (including through merger or consolidation) of (x) the Capital Stock of such Guarantor following which such Guarantor is no longer a Subsidiary of the Company or (y) all or substantially all the assets of the applicable Guarantor, in each case, to a Person that is not a Subsidiary of the Company if such sale, disposition or other transfer is made in compliance with the indenture;

(b) the release or discharge of the Guarantee by such Restricted Subsidiary of Indebtedness of the Company which resulted in the obligation to Guarantee the notes;

(2) the release of such Guarantor from its Guarantees, if any, of, and all pledges and security, if any, granted in connection with all Indebtedness of the Company;

(3) the designation by the Company of any Restricted Subsidiary that is a Guarantor as an Unrestricted Subsidiary in accordance with the applicable provisions of the indenture; and

(4) the discharge of the notes in accordance with the legal defeasance provisions of the indenture.

Business Activities

      The Company will not, and will not permit any Restricted Subsidiary to, engage in any business other than Permitted Businesses, except to such extent as would not be material to the Company and its Subsidiaries taken as a whole.

Payments for Consent

      The Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any Holder of notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the indenture or the notes unless such consideration is offered to be paid and is paid to all Holders of the notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Reports

      Whether or not required by the Commission, so long as any notes are outstanding, the Company will furnish to the Holders of notes, within the time periods specified in the Commission’s rules and regulations:

(1) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file such Forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report on the annual financial statements by the Company’s certified independent accountants; and

(2) all current reports that would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports.

      If the Company has designated any of its Subsidiaries as Unrestricted Subsidiaries, then the quarterly and annual financial information required by the preceding paragraph will include an unaudited consolidating balance sheet and related statements of income and cash flows for the Company and its Subsidiaries, separately identifying the (a) Company and the Restricted Subsidiaries and (b) the Unrestricted Subsidiaries,

in all reports containing the consolidated financial statements (which in the case of annual reports shall be audited) of the Company and its consolidated Subsidiaries.

      In addition, following the consummation of the exchange offer contemplated by the registration rights agreement, whether or not required by the Commission, the Company will file a copy of all of the information and reports referred to in clauses (1) and (2) above with the Commission for public availability within the time periods specified in the Commission’s rules and regulations (unless the Commission will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. In addition, the Company has agreed that, for so long as any notes remain outstanding, it will furnish to the Holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Events of Default and Remedies

      Each of the following is an Event of Default:

(1) default for 30 days in the payment when due of interest on, or Additional Interest with respect to, the notes;

(2) default in payment when due of the principal of, or premium, if any, on, the notes;

(3) failure by the Company or any of its Restricted Subsidiaries to comply with the provisions described under the caption “— Certain Covenants — Merger, Consolidation or Sale of Assets;”

(4) failure by the Company or any of its Restricted Subsidiaries for 30 day after notice to comply with the provisions described under the captions “— Repurchase at the Option of Holders — Asset Sales” or “— Repurchase at the Option of Holders — Change of Control;”

(5) failure by the Company or any of its Restricted Subsidiaries for 60 days after notice to comply with any of the other agreements in the indenture;

(6) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Company or any of its Restricted Subsidiaries) whether such Indebtedness or guarantee now exists, or is created after the date of the indenture, if that default:

(a) is caused by a failure to pay principal on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a “Payment Default”); or

(b) results in the acceleration of such Indebtedness prior to its express maturity,

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $10.0 million or more;

(7) failure by the Company or any of its Subsidiaries to pay final judgments aggregating in excess of $10.0 million (net of any amount with respect to which a reputable and solvent insurance company has acknowledged liability in writing), which judgments are not paid, discharged or stayed for a period of 60 days;

(8) except as permitted by the indenture, any Subsidiary Guarantee shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Guarantor, or any Person acting on behalf of any Guarantor, shall deny or disaffirm its obligations under its Subsidiary Guarantee; and

(9) certain events of bankruptcy or insolvency described in the indenture with respect to the Company or any of its Restricted Subsidiaries that are individually or collectively a Significant Subsidiary.

      In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to the Company, any Subsidiary that is a Significant Subsidiary or any group of Subsidiaries that taken together would constitute a Significant Subsidiary, all outstanding notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the trustee or the Holders of at least 25% in principal amount at maturity of the then outstanding notes may declare all the notes to be due and payable immediately. Upon any such declaration, the principal of (or, if prior to the Full Accretion Date, the Accreted Value of), premium, if any, and accrued and unpaid interest, if any, and Additional Interest, if any, shall become due and payable immediately.

      Holders of the notes may not enforce the indenture or the notes except as provided in the indenture. Subject to certain limitations, Holders of a majority in aggregate principal amount at maturity of the then outstanding notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from Holders of the notes notice of any continuing Default or Event of Default if it determines that withholding notice is in their interest, except a Default or Event of Default relating to the payment of principal of, or interest or premium or Additional Interest, if any, on the notes.

      The Holders of a majority in aggregate principal amount at maturity of the notes then outstanding by notice to the trustee may on behalf of the Holders of all of the notes waive any existing Default or Event of Default and its consequences under the indenture except a continuing Default or Event of Default in the payment of principal of, or interest or premium or Additional Interest, if any, on the notes.

      In the case of any Event of Default occurring by reason of any willful action or inaction taken or not taken by or on behalf of the Company with the intention of avoiding payment of the premium that the Company would have had to pay if the Company then had elected to redeem the notes pursuant to the optional redemption provisions of the indenture, an equivalent premium will also become and be immediately due and payable to the extent permitted by law upon the acceleration of the notes. If an Event of Default occurs prior to March 15, 2009, by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Company with the intention of avoiding the prohibition on redemption of the notes prior to that date, then the premium specified in the indenture with respect to the first year that the notes may be redeemed at the Company’s option will also become immediately due and payable to the extent permitted by law upon the acceleration of the notes.

      Notwithstanding the foregoing, if an Event of Default specified in clause (6) above shall have occurred and be continuing, such Event of Default and any consequential acceleration shall be automatically rescinded if (i) the Indebtedness that is the subject of such Event of Default has been repaid, or (ii) if the default relating to such Indebtedness is waived or cured and if such Indebtedness has been accelerated, then the holders thereof have rescinded their declaration of acceleration in respect of such Indebtedness.

      The Company is required to deliver to the trustee annually a statement regarding compliance with the indenture. Upon becoming aware of any Default or Event of Default, the Company is required to deliver to the trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

      No director, officer, employee, incorporator or stockholder of the Company or any Guarantor, as such, will have any liability for any obligations of the Company under the notes, the indenture, the Subsidiary Guarantees or registration rights agreement or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Legal Defeasance and Covenant Defeasance

      The Company may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding notes and all obligations of the Guarantors discharged with respect to their Subsidiary Guarantees (“Legal Defeasance”) except for:

(1) the rights of Holders of outstanding notes to receive payments in respect of the principal of, or interest or premium and Additional Interest, if any, on such notes when such payments are due from the trust referred to below;

(2) the Company’s obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3) the rights, powers, trusts, duties and immunities of the trustee, and the Company’s and the Guarantor’s obligations in connection therewith; and

(4) the Legal Defeasance provisions of the indenture.

      In addition, the Company may, at its option and at any time, elect to have the obligations of the Company and the Guarantors released with respect to certain covenants that are described in the indenture (“Covenant Defeasance”) and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under “— Events of Default and Remedies” will no longer constitute an Event of Default with respect to the notes.

      In order to exercise either Legal Defeasance or Covenant Defeasance:

(1) the Company must irrevocably deposit with the trustee, in trust, for the benefit of the Holders of the notes, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, or interest and premium and Additional Interest, if any, on the outstanding notes on the stated maturity or on the applicable redemption date, as the case may be, and the Company must specify whether the notes are being defeased to maturity or to a particular redemption date;

(2) in the case of Legal Defeasance, the Company has delivered to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that (a) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of the indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel will confirm that, the Holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, the Company has delivered to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that the Holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit);

(5) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the indenture) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound;

(6) the Company must have delivered to the trustee an opinion of counsel to the effect that, assuming that no intervening bankruptcy of the Company between the date of the deposit and the 91st day following the deposit will occur and that no holder of notes is an insider of the Company under applicable bankruptcy law, no trust funds will be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally;

(7) the Company must deliver to the trustee an officers’ certificate stating that the deposit was not made by the Company with the intent of preferring the Holders of notes over the other creditors of the Company with the intent of defeating, hindering, delaying or defrauding creditors of the Company or others; and

(8) the Company must deliver to the trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Amendment, Supplement and Waiver

      Except as provided in the next two succeeding paragraphs, the indenture or the notes may be amended or supplemented with the consent of the Holders of at least a majority in principal amount at maturity of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes), and any existing default or compliance with any provision of the indenture or the notes may be waived with the consent of the Holders of a majority in principal amount at maturity of the then outstanding notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes).

      Without the consent of each Holder affected, an amendment or waiver may not (with respect to any notes held by a non-consenting Holder):

(1) reduce the principal amount at maturity of notes whose Holders must consent to an amendment, supplement or waiver;

(2) reduce the principal or Accreted Value of or change the fixed maturity of any note or alter the provisions with respect to the redemption of the notes (other than provisions relating to the covenants described above under the caption “— Repurchase at the Option of Holders”);

(3) reduce the rate of or change the time for payment of interest on any note;

(4) waive a Default or Event of Default in the payment of principal of, or interest or premium, or Additional Interest, if any, on the notes (except a rescission of acceleration of the notes by the Holders of at least a majority in aggregate principal amount at maturity of the notes and a waiver of the payment default that resulted from such acceleration);

(5) make any note payable in currency other than that stated in the notes;

(6) make any change in the provisions of the indenture relating to waivers of past Defaults or the rights of Holders of notes to receive payments of principal of, or interest or premium or Additional Interest, if any, on the notes;

(7) waive a redemption payment with respect to any note (other than a payment required by one of the covenants described above under the caption “— Repurchase at the Option of Holders”);

(8) release any Guarantor from any of its obligations under its Subsidiary Guarantee or the indenture, except in accordance with the terms of the indenture; or

(9) make any change in the preceding amendment and waiver provisions.

      Notwithstanding the preceding paragraph, without the consent of any Holder of notes, the Company and the trustee may amend or supplement the indenture or the notes to:

(1) cure any ambiguity, defect or inconsistency;

(2) provide for uncertificated notes in addition to or in place of certificated notes (provided that the uncertificated notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated notes are described in Section 163(f)(2)(B) of the Code);

(3) provide for the assumption of the Company’s obligations to Holders of notes in the case of a merger or consolidation or sale of all or substantially all of the Company’s assets;

(4) make any change that would provide any additional rights or benefits to the Holders of notes or that does not adversely affect the legal rights under the indenture of any such Holder;

(5) provide for the issuance of additional notes in accordance with the provisions set forth in the indenture on the date of the indenture;

(6) add Subsidiary Guarantees with respect to the notes; or

(7) comply with requirements of the Commission in order to effect or maintain the qualification of the indenture under the Trust Indenture Act.

Satisfaction and Discharge

      The indenture will be discharged and will cease to be of further effect as to all notes issued thereunder, when:

(1) either:

(a) all notes that have been authenticated, except lost, stolen or destroyed notes that have been replaced or paid and notes for whose payment money has been deposited in trust and thereafter repaid to the Company, have been delivered to the trustee for cancellation; or

(b) all notes that have not been delivered to the trustee for cancellation have become due and payable or will become due and payable within one year or are to be called for redemption within one year and the Company or any Guarantor has irrevocably deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the notes not delivered to the trustee for cancellation for principal, premium and Additional Interest, if any, and accrued interest to the date of maturity or redemption;

(2) no Default or Event of Default has occurred and is continuing on the date of the deposit or will occur as a result of the deposit and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Company or any Guarantor is a party or by which the Company or any Guarantor is bound;

(3) the Company or any Guarantor has paid or caused to be paid all sums payable by it under the indenture; and

(4) the Company has delivered irrevocable instructions to the trustee under the indenture to apply the deposited money toward the payment of the notes at maturity or the redemption date, as the case may be.

      In addition, the Company must deliver an officers’ certificate and an opinion of counsel to the trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Concerning the Trustee

      If the trustee becomes a creditor of the Company, the indenture limits its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

      The Holders of a majority in principal amount at maturity of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The indenture provides that in case an Event of Default occurs and is continuing, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any Holder of notes, unless such Holder has offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

Additional Information

      Anyone who receives this prospectus may obtain a copy of the indenture without charge by writing to Cinemark, Inc., 3900 Dallas Parkway, Suite 500, Plano, Texas 75093, Attention: Chief Financial Officer.

Book-Entry, Delivery and Form

      We will issue the exchange notes in the form of one or more global notes (the “Global Exchange Note”). The Global Exchange Note will be deposited with, or on behalf of, The Depository Trust Company (the “DTC”) and registered in the name of the DTC or its nominee. Except as set forth below, the Global Exchange Note may be transferred, in whole and not in part, and only to the DTC or another nominee of the DTC. You may hold your beneficial interests in the Global Exchange Note directly through the DTC if you have an account with the DTC or indirectly through organizations that have accounts with the DTC.

      The DTC has advised the Company as follows: the DTC is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and “a clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. The DTC was created to hold securities of institutions that have accounts with the DTC (“participants”) and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The DTC’s participants include securities brokers and dealers (which may include the initial purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to the DTC’s book-entry system is also available to others such as banks, brokers, dealers and trust companies (collectively, the “indirect participants”) that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

      The Company expects that pursuant to procedures established by the DTC, upon the deposit of the Global Exchange Note with the DTC, the DTC will credit, on its book-entry registration and transfer system, the principal amount of notes represented by such Global Exchange Note to the accounts of participants. The accounts to be credited shall be designated by the initial purchasers. Ownership of beneficial interests in the Global Exchange Note will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the Global Exchange Note will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by the DTC (with respect to participants’ interests), the participants and the indirect participants (with respect to the owners of beneficial interests in the Global Exchange Note other than participants). The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair the ability to transfer or pledge beneficial interests in the Global Exchange Note.

      So long as the DTC, or its nominee, is the registered holder and owner of the Global Exchange Note, the DTC or such nominee, as the case may be, will be considered the sole legal owner and holder of any related notes evidenced by the Global Exchange Note for all purposes of such notes and the indenture. Except as set forth below, as an owner of a beneficial interest in the Global Exchange Note, you will not be entitled to have the notes represented by the Global Exchange Note registered in your name, will not receive or be entitled to receive physical delivery of certificated notes and will not be considered to be the owner or holder of any notes under the Global Exchange Note. We understand that under existing industry practice, in the event an owner of a beneficial interest in the Global Exchange Note desires to take any action that the DTC, as the holder of the Global Exchange Note, is entitled to take, the DTC would authorize the participants to take such action, and the participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

      We will make payments of principal of, premium, if any, and interest on notes represented by the Global Exchange Note registered in the name of and held by the DTC or its nominee to the DTC or its nominee, as the case may be, as the registered owner and holder of the Global Exchange Note.

      We expect that the DTC or its nominee, upon receipt of any payment of principal of, premium, if any, or interest on the Global Exchange Note will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Exchange Note as shown on the records of the DTC or its nominee. We also expect that payments by participants or indirect participants to owners of beneficial interests in the Global Exchange Note held through such participants or indirect participants will be governed by standing instructions and customary practices and will be the responsibility of such participants or indirect participants. We will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the Global Exchange Note for any exchange note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any other aspect of the relationship between the DTC and its participants or indirect participants or the relationship between such participants or indirect participants and the owners of beneficial interests in the Global Exchange Note owning through such participants.

      Although the DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Exchange Note among participants of the DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither the Trustee nor the Company will have any responsibility or liability for the performance by the DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Certificated Notes

      Subject to certain conditions, the exchange notes represented by the Global Exchange Note are exchangeable for certificated notes in definitive form of like tenor in denominations of $1,000 aggregate principal amount at maturity and integral multiples thereof if:

(1) the DTC notifies us that it is unwilling or unable to continue as depository for the Global Exchange Note or the DTC ceases to be a clearing agency registered under the Exchange Act and, in either case, we are unable to locate a qualified successor within 90 days;

(2) we in our discretion at any time determine not to have all the exchange notes represented by the Global Exchange Note; or

(3) a default entitling the Holders of the notes to accelerate the maturity thereof has occurred and is continuing.

      Any exchange notes that are exchangeable as described above are exchangeable for certificated notes issuable in authorized denominations and registered in such names as the DTC shall direct. Subject to the foregoing, the Global Exchange Note is not exchangeable, except for a Global Exchange Note of the same aggregate denomination to be registered in the name of the DTC or its nominee. In addition, such certificates will bear a restrictive legend (unless we determine that a restrictive legend is not required in accordance with applicable law), subject, with respect to such certificated notes, to the provisions of such legend.

Same-Day Payment

      The indenture requires us to make payments in respect of notes (including principal, premium and interest) by wire transfer of immediately available funds to the U.S. dollar accounts with banks in the U.S. specified by the Holders thereof or, if no such account is specified, by mailing a check to each such Holder’s registered address.

Registered Exchange Offer; Registration Rights

      Upon the closing of the offering of the initial notes, we, entered into exchange and registration rights agreements relating to the initial notes, which provide for this exchange offer. A copy of the registration rights agreement relating to the initial notes is filed as an exhibit to the registration statement of which this prospectus is a part. Please read the section captioned “The Exchange Offer” for more details regarding the terms of the registration rights agreements relating to the initial notes and the exchange offer.

Certain Definitions

      Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

      “Accreted Value” means, as of any date of determination, the sum of (a) the initial Accreted Value (which is $623.73 per $1,000 in principal amount at maturity of notes) and (b) the portion of the excess of the principal amount at maturity of each note over such initial Accreted Value which shall have been amortized through such date, such amount to be so amortized on a daily basis and compounded semiannually on each March 15 and September 15 at the rate of 9 3/4% per annum from the date of original issuance of the notes through the date of determination computed on the basis of a 360-day year of twelve 30-day months. The Accreted Value of any note on or after the Full Accretion Date shall be equal to 100% of its stated principal amount at maturity.

      “Acquired Debt” means, with respect to any specified Person:

(1) Indebtedness of any other Person existing at the time such other Person is merged with or into or becomes a Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Subsidiary of, such specified Person; and

(2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

      “Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control,” as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” have corresponding meanings.

      “Asset Sale” means:

(1) the direct or indirect sale, lease, conveyance or other disposition or series of related sales, leases, conveyances or other dispositions that are part of a common plan, of any property or assets (including Equity Interests of a Subsidiary) by the Company or any of its Restricted Subsidiaries; provided that the sale, conveyance or other disposition of all or substantially all of the assets of the Company and its Restricted Subsidiaries taken as a whole will be governed by the provisions of the indenture described above under the caption “— Repurchase at the Option of Holders — Change of

Control” and/or the provisions described above under the caption “— Certain Covenants — Merger, Consolidation or Sale of Assets” and not by the provisions of the Asset Sale covenant; and

(2) the issuance of Equity Interests in any of the Company’s Restricted Subsidiaries or the sale of Equity Interests in any of its Subsidiaries.

      Notwithstanding the preceding, the following items will not be deemed to be Asset Sales:

(1) any single transaction or series of related transactions that involves assets or Equity Interests having a fair market value of less than $5.0 million;

(2) a transfer of assets between or among the Company and its Restricted Subsidiaries;

(3) an issuance, sale, transfer or other disposition of Equity Interests by a Restricted Subsidiary to the Company or to another Restricted Subsidiary;

(4) the sale or lease of equipment, inventory, accounts receivable or other assets in the ordinary course of business;

(5) the sale or other disposition of cash or Cash Equivalents;

(6) exchanges of theatre properties that comply with the requirements described in the final paragraph under “— Repurchase at the Option of Holders — Asset Sales,” provided that payment of any Other Consideration (as defined therein) shall, to the extent provided therein, be treated as an Asset Sale;

(7) a disposition by the Company or any Restricted Subsidiary of the Company to the extent such disposition constitutes a Permitted Capitalized Lease;

(8) any sale of Equity Interests in, or Indebtedness or other securities of, an Unrestricted Subsidiary; and

(9) a Restricted Payment or Permitted Investment that is permitted by the covenant described above under the caption “— Certain Covenants — Restricted Payments.”

Notwithstanding any provision of the indenture to the contrary, the expiration or non-renewal or any lease of theatre properties or equipment at the normal expiration date thereof without payment to the Company or any of its Restricted Subsidiaries of consideration therefor shall not constitute an Asset Sale.

      “Attributable Debt” in respect of a sale and leaseback transaction means, at the time of determination, the present value of the obligation of the lessee for net rental payments during the remaining term of the lease included in such sale and leaseback transaction including any period for which such lease has been extended or may, at the option of the lessor, be extended. Such present value shall be calculated using a discount rate equal to the rate of interest implicit in such transaction, determined in accordance with GAAP.

      “Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” will be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition. The terms “Beneficially Owns” and “Beneficially Owned” have corresponding meanings.

      “Board of Directors” means:

(1) with respect to a corporation, the board of directors of the corporation;

(2) with respect to a partnership, the board of directors of the general partner of the partnership; and

(3) with respect to any other Person, the board or committee of such Person serving a similar function.

      “Business Day” means each day that is not a Saturday, Sunday or other day on which banking institutions in New York, New York are authorized or required by law to close.

      “Capital Lease Obligation” means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet in accordance with GAAP.

      “Capital Stock” means:

(1) in the case of a corporation, corporate stock;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

      “Cash Equivalents” means:

(1) United States dollars or in the case of any Foreign Restricted Subsidiary, such local currencies held by it from time to time in the ordinary course of business;

(2) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality of the United States government (provided that the full faith and credit of the United States is pledged in support of those securities) having maturities of not more than twelve months from the date of acquisition;

(3) certificates of deposit and eurodollar time deposits with maturities of twelve months or less from the date of acquisition, bankers’ acceptances with maturities not exceeding twelve months and overnight bank deposits, in each case, with any lender party to the Credit Agreement or with any domestic commercial bank having capital and surplus in excess of $100.0 million and a Thomson Bank Watch Rating of “B” or better;

(4) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5) commercial paper having the rating of at least “P-1” from Moody’s Investors Service, Inc. or “A-1” from Standard & Poor’s Rating Services and in each case maturing within twelve months after the date of acquisition;

(6) with respect to any Foreign Subsidiary having its principal operations in Mexico only, (i) Certificados de la Tesoreria de la Federacion (Cetes), Bonos de Desarrollo del Gobierno Federal (Bondes) or Bonos Adjustables del Gobierno Federal (Adjustabonos), in each case, issued by the Mexican government; and (ii) any other instruments issued or guaranteed by Mexico and denominated and payable in pesos; provided, that, in each case, such investments under this clause (6) are made in the ordinary course of business for cash management purposes;

(7) demand or time deposit accounts used in the ordinary course of business with overseas branches of commercial banks incorporated under the laws of the United States of America, any state thereof, the District of Columbia, Canada or any province or territory thereof, provided that such commercial bank has, at the time of the Company’s or such Restricted Subsidiary’s Investment therein, (1) capital, surplus and undivided profits (as of the date of such institution’s most recently published financial statements) in excess of $100 million and (2) the long-term unsecured debt obligations (other than such obligations rated on the basis of the credit of a Person other than such institution) of such institution, at the time of the Company’s or any Restricted Subsidiary’s Investment therein, are rated in the highest rating category of both Moody’s Investors Service, Inc. and Standard & Poor’s Rating Services;

(8) obligations (including, but not limited to demand or time deposits, bankers’ acceptances and certificates of deposit) issued or guaranteed by a depository institution or trust company incorporated under the laws of the United States of America, any state thereof, the District of Columbia, Canada or any province or territory thereof, provided that (A) such instrument has a final maturity not more than one year from the date of purchase thereof by the Company or any Restricted Subsidiary of the Company and (B) such depository institution or trust company has at the time of the Company’s or such Restricted Subsidiary’s Investment therein or contractual commitment providing for such Investment, (x) capital, surplus and undivided profits (as of the date of such institution’s most recently published financial statements) in excess of $100 million and (y) the long-term unsecured debt obligations (other than such obligations rated on the basis of the credit of a Person other than such institution) of such institution, at the time of the Company’s or such Restricted Subsidiary’s Investment therein or contractual commitment providing for such Investment, are rated in the highest rating category of both Standard & Poor’s Rating Services and Moody’s Investors Service, Inc.;

(9) in the case of any Foreign Subsidiary, demand or time deposit accounts used in the ordinary course of business with reputable commercial banks located in the jurisdiction of organization of such Foreign Subsidiary; and

(10) money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (5) of this definition.

      “Change of Control” means the occurrence of any of the following:

(1) the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of the Company and its Restricted Subsidiaries taken as a whole to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) other than a Permitted Holder;

(2) the adoption of a plan relating to the liquidation or dissolution of the Company;

(3) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” (as defined above) other than a Permitted Holder becomes the Beneficial Owner, directly or indirectly, of more than 50% of the Voting Stock of the Company, measured by voting power rather than number of shares; or

(4) the first day on which a majority of the members of the Board of Directors of the Company are not Continuing Directors.

      “Commission” means Securities and Exchange Commission.

      “Consolidated Cash Flow” means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus:

(1) any increase in deferred lease expense; plus

(2) provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period; plus

(3) Fixed Charges to the extent such amounts are included in the calculation of Consolidated Net Income; plus

(4) depreciation, non-cash asset impairment losses, amortization (including amortization of goodwill and other intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses, including foreign exchange losses not included in operating income, (excluding (other than foreign advance rents paid at the inception of the lease) any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Subsidiaries for such period; plus

(5) the Net Income of any Person and its Restricted Subsidiaries shall be calculated without deducting the income attributable to, or adding the losses attributable to, the minority equity interests of third parties in any non-wholly-owned Restricted Subsidiary; plus

(6) the amount of management, consulting and advisory fees and related expenses paid to Madison Dearborn Partners, LLC or one of its Affiliates (or any accruals relating to such fees and related expenses) during such period, provided that such amount shall not exceed $1.0 million in any twelve-month period; plus

(7) any reasonable expenses and charges related to any Equity Offering, Permitted Investment, acquisition, recapitalization, Asset Sale or Indebtedness permitted to be incurred under the indenture (in each case, whether or not successful); minus

(8) non-cash items increasing such Consolidated Net Income for such period (including foreign exchange gains not included in operating income), other than (i) the accrual of revenue or amortization of prepaid cash income in the ordinary course of business and (ii) the reversal of an accrual or cash reserve that was excluded pursuant to paragraph (4) above in any prior period; minus

(9) any decrease in deferred lease expense,

      in each case, on a consolidated basis and determined in accordance with GAAP.

Notwithstanding the preceding sentence, clauses (1) through (9) relating to amounts of a Restricted Subsidiary of a Person will be added to (or subtracted from) Consolidated Net Income to compute Consolidated Cash Flow of such Person only to the extent (and in the same proportion) that the net income (loss) of such Restricted Subsidiary was included in calculating the Consolidated Net Income of such Person.

      “Consolidated Net Income” means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP, provided, however, in the case of the Company and its Restricted Subsidiaries, (i) Consolidated Net Income shall include only those management fees actually received by the Company and its Restricted Subsidiaries from its Unrestricted Subsidiaries, (ii) accrued but unpaid compensation expenses related to any stock appreciation or stock option plans shall not be deducted until such time as such expenses result in a cash expenditure and (iii) compensation expenses related to tax payment plans implemented by the Company from time to time in connection with the exercise and/or repurchase of stock options shall not be deducted from Net Income to the extent of the related tax benefits arising therefrom; provided, further, that:

(1) the Net Income of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or distributions paid in cash to the specified Person or a Restricted Subsidiary of the Person;

(2) solely for the purpose of determining the amount available for Restricted Payments under clause 3(a) of the first paragraph of the covenant set forth under the caption “— Restricted Payments,” the Net Income of any Restricted Subsidiary will be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders (other than (A) with respect to restrictions applicable to Cinemark USA, Inc. and permitted by the covenant set forth under the caption “— Certain Covenants — Dividend and Other Payment Restrictions Affecting Subsidiaries” or (B) to the extent of the amount of dividends or distributions that have actually been paid in the calculation period);

(3) the cumulative effect of a change in accounting principles will be excluded;

(4) any non-cash goodwill or other intangible asset impairment charges incurred subsequent to the date of the indenture resulting from the application of SFAS No. 142 (or similar pronouncements) shall be excluded;

(5) any net after-tax income or loss from discontinued operations, net after-tax gains or losses on disposal of discontinued operations and losses arising from lease dispositions shall be excluded; and

(6) items classified as extraordinary or nonrecurring gains and losses (less all fees and expenses related thereto) or expenses (including, without limitation, severance, relocation, other restructuring costs and expenses arising from the Transactions), and the related tax effects according to GAAP, shall be excluded; provided that with respect to each extraordinary or nonrecurring item, the Company shall have delivered an Officers’ Certificate to the trustee specifying and quantifying such item and stating that such item is extraordinary or non-recurring.

      “Continuing Directors” means, as of any date of determination, any member of the Board of Directors of the Company who:

(1) was a member of such Board of Directors on the date of the indenture;

(2) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board at the time of such nomination or election; or

(3) was nominated for election pursuant to the provisions of the Stockholders Agreement as in effect on the Recapitalization Date.

      “Credit Agreement” means that certain Amended and Restated Credit Agreement, to be dated as of the Recapitalization Date, by and among Cinemark USA, Inc., as borrower, the Company, CNMK Holding, Inc. and the subsidiary guarantors named therein, Lehman Commercial Paper Inc., as administrative agent, Goldman Sachs Credit Partners L.P., as syndication agent, Lehman Commercial Paper Inc. and Goldman Sachs Credit Partners L.P., as joint lead arrangers and joint bookrunners, Deutsche Bank Securities Inc., The Bank of New York, General Electric Capital Corporation and CIBC Inc., as co-documentation agents, and the lenders parties thereto from time to time, providing for up to $260.0 million of term loan borrowings and $100.0 million of revolving credit borrowings, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, modified, renewed, refunded, replaced or refinanced from time to time.

      “Credit Facilities” means, one or more debt facilities (including, without limitation, the Credit Agreement), commercial paper facilities or indentures, in each case with banks or other institutional lenders or investors providing for revolving credit loans, term loans, debt securities, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit and any agreement or agreements governing Indebtedness incurred to refinance, replace, restructure or refund such agreements in whole or in part from time to time (whether with the original agent and lenders or other agents and lenders or otherwise).

      “Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

      “Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date that is 91 days after the date on which the notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require the Company to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if the terms of such Capital Stock provide that the Company may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption “— Certain Covenants — Restricted Payments.”

      “Domestic Subsidiary” means any Restricted Subsidiary of the Company that was formed under the laws of the United States or any state of the United States or the District of Columbia or that guarantees or otherwise provides direct credit support for any Indebtedness of the Company.

      “Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

      “Equity Offering” means any public (other than pursuant to a Form S-8 or any other form relating to securities issuable under any employee benefit plan of the Company) or private sale of Capital Stock (other than Disqualified Stock) made for cash on a primary basis by the Company after the Recapitalization Date.

      “Exchange Act” means the Securities Exchange Act of 1934, as amended.

      “Exchange Notes” means the notes issued in the Exchange Offer pursuant to the indenture.

      “Excluded Contribution” means the net cash proceeds received by the Company after the Recapitalization Date from (a) contributions to its common equity capital and (b) the sale (other than to a Subsidiary of the Company or pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement of the Company or any of its Subsidiaries) of Capital Stock (other than Disqualified Stock) of the Company, in each case designated within 60 days of the receipt of such net cash proceeds as Excluded Contributions pursuant to an Officers’ Certificate, the cash proceeds of which are excluded from the calculation set forth in clause 3(b) of the first paragraph of the covenant described above under the heading “— Certain Covenants — Restricted Payments.”

      “Existing Credit Agreement” means that certain Credit Agreement, dated as of February 14, 2003, by and among Cinemark USA, Inc., as borrower, the Company, CNMK Holding, Inc. and the subsidiary guarantors named therein, Lehman Commercial Paper Inc., as administrative agent, and the lenders parties thereto from time to time, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, modified, renewed, refunded, replaced or refinanced from time to time.

      “Existing Notes” means (i) the $360.0 million aggregate principal amount of 9% Senior Subordinated Notes due 2013 and (ii) the $105.0 million aggregate principal amount of 8.5% Series B Senior Subordinated Notes due 2008 (the “2008 Notes”), in each case issued by Cinemark USA, Inc. and guaranteed by certain Subsidiaries of Cinemark USA, Inc.

      “Existing Indebtedness” means up to $480.5 million in aggregate principal amount of Indebtedness of the Company and its Restricted Subsidiaries (other than Indebtedness under the existing Credit Agreement) in existence on the date of the indenture, until such amounts are repaid.

      “Fixed Charges” means, with respect to any specified Person for any period, the sum, without duplication, of:

(1) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations (but excluding any interest expense attributable to Permitted Capitalized Leases) imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations (excluding the amortization or write-off of debt issuance costs incurred in connection with or prior to the Transactions); plus

(2) the consolidated interest of such Person and its Restricted Subsidiaries that was capitalized during such period; plus

(3) any interest expense on Indebtedness of another Person that is Guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such Guarantee or Lien is called upon; plus

(4) the product of (a) all dividends paid (whether or not in cash) on any series of preferred stock of such Person or any of its Restricted Subsidiaries, other than dividends on Equity Interests payable (X) solely in Equity Interests of the Company (other than Disqualified Stock) or (Y) to the Company or a Restricted Subsidiary of the Company, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined effective federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP.

      “Fixed Charge Coverage Ratio” means with respect to any specified Person for any period, the ratio of the Consolidated Cash Flow of such Person for such period to the Fixed Charges of such Person for such period. In the event that the specified Person or any of its Subsidiaries incurs, assumes, Guarantees, repays, repurchases or redeems any Indebtedness (other than ordinary working capital borrowings) or issues, repurchases or redeems preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio will be calculated giving pro forma effect to such incurrence, assumption, Guarantee, repayment, repurchase or redemption of Indebtedness, or such issuance, repurchase or redemption of preferred stock, and the use of the proceeds therefrom as if the same had occurred at the beginning of the applicable four-quarter reference period.

      In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

(1) acquisitions that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations and including any related financing transactions, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date will be given pro forma effect as if they had occurred on the first day of the four-quarter reference period and Consolidated Cash Flow for such reference period will be calculated on a pro forma basis (giving effect to any Pro Forma Cost Savings);

(2) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, will be deemed to have occurred on the first day of the four-quarter reference period and will be excluded; and

(3) the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, will be deemed to have occurred on the first day of the four-quarter reference period and will be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date.

      “Foreign Restricted Subsidiary” means any Restricted Subsidiary of the Company that is not organized under the laws of the United States, any state thereof or the District of Columbia.

      “Full Accretion Date” means March 15, 2009.

      “GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the date of the indenture.

      “Government Securities” means securities that are (i) direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged or (ii) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America, the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of

America which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank (as defined in Section 3(a) (2) of the Securities Act), as custodian, with respect to any such Government Securities or a specific payment of principal of or interest on any such Government Securities held by such custodian for the account of the holder of such depository receipt; provided, however, that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Securities or the specific payment of principal of or interest on the U.S. Government Obligation evidenced by such depository receipt.

      “Guarantee” means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business and other than leases entered in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness.

      “Guarantor” means any Person that Guarantees the notes; provided that upon the release or discharge of such Person from its Subsidiary Guarantee in accordance with the provisions of the indenture, such Person shall cease to be a Guarantor.

      “Hedging Obligations” means, with respect to any specified Person, the obligations of such Person incurred in the normal course of business and consistent with past practices and not for speculative purposes under:

(1) interest rate swap agreements (whether from fixed to floating or from floating to fixed), interest rate cap agreements and interest rate collar agreements entered into with one or more financial institutions and designed to protect the Person entering into the agreement against fluctuations in interest rates with respect to Indebtedness incurred and not for purposes of speculation;

(2) foreign exchange contracts and currency protection agreements entered into with one or more financial institutions and designed to protect the Person entering into the agreement against fluctuations in currency exchange rates with respect to Indebtedness incurred and not for purposes of speculation;

(3) any commodity futures contract, commodity option or other similar agreement or arrangement designed to protect against fluctuations in the price of commodities used by that Person at the time; and

(4) other agreements or arrangements designed to protect such Person against fluctuations in interest rates or currency exchange rates.

      “Holder” means, for so long as the notes are represented by Global Notes, the bearer thereof which shall initially be the Global Note Holder and, in the event that Certificated Notes are issued, the Person in whose name the notes are registered.

      “Indebtedness” means, with respect to any specified Person, any indebtedness of such Person, whether or not contingent:

(1) in respect of borrowed money;

(2) evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

(3) in respect of banker’s acceptances;

(4) representing Capital Lease Obligations;

(5) representing the balance deferred and unpaid of the purchase price of any property, except any such balance that constitutes an accrued expense or trade payable;

(6) all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock or, with respect to any Subsidiary, any preferred stock (but excluding, in each case, any accrued dividends); or

(7) representing the net amount owing under any Hedging Obligations, if and to the extent any of the preceding items (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term “Indebtedness” includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, the Guarantee by the specified Person of any indebtedness of any other Person.

      The amount of any Indebtedness outstanding as of any date will be:

(1) the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount; and

(2) the principal amount of the Indebtedness, together with any interest on the Indebtedness that is more than 30 days past due, in the case of any other Indebtedness.

      “Investments” means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans (including Guarantees or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If the Company or any Subsidiary of the Company sells or otherwise disposes of any Equity Interests of any direct or indirect Subsidiary of the Company such that, after giving effect to any such sale or disposition, such Person is no longer a Subsidiary of the Company, the Company will be deemed to have made an Investment on the date of any such sale or disposition in an amount equal to the fair market value of the Equity Interests of such Subsidiary not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption “— Certain Covenants — Restricted Payments.” The acquisition by the Company or any Subsidiary of the Company of a Person that holds an Investment in a third Person will be deemed to be an Investment made by the Company or such Subsidiary in such third Person in an amount equal to the fair market value of the Investment held by the acquired Person in such third Person on the date of any such acquisition in an amount determined as provided in the final paragraph of the covenant described above under the caption “— Certain Covenants — Restricted Payments.”

      “Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.

      “Net Income” means, with respect to any specified Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however, any gain or loss (net of related costs, fees, expenses and with any related provision for taxes on such gain or loss) realized in connection with: (a) any Asset Sale (without giving effect to the $5.0 million threshold contained in clause (1) of the second paragraph of the definition thereof) or (b) the disposition of any securities by such Person or any of its Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Subsidiaries.

      “Net Proceeds” means the aggregate cash proceeds received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of (i) the direct costs relating to such Asset Sale, including, without limitation, legal, accounting and investment banking fees, and sales commissions, and any relocation expenses incurred as a result of the Asset Sale, (ii) taxes paid or payable as a result of the Asset Sale, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements, (iii) amounts required to be applied to the repayment of Indebtedness, other than Senior Debt, secured by a Lien on the asset or assets that were the subject of such Asset Sale, (iv) any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP, (v) all distributions and other payments required to be made to minority interest holders in Restricted Subsidiaries or joint ventures as a result of such Asset Sale, and (vi) appropriate amounts to be provided by the Company or any Restricted Subsidiary as a reserve against any liabilities associated with such Asset Sale, as determined in conformity with GAAP.

      “Non-Recourse Debt” means Indebtedness:

(1) as to which neither the Company nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable as a guarantor or otherwise, or (c) constitutes the lender, other than such Liens permitted by clause (9) of the definition of Permitted Liens;

(2) no default with respect to which (including any rights that the holders of the Indebtedness may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness (other than the notes) of the Company or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment of the Indebtedness to be accelerated or payable prior to its stated maturity; and

(3) as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of the Company or any of its Restricted Subsidiaries.

      “Obligations” means any principal, premium and Additional Interest, if any, interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization, whether or not a claim for post-filing interest is allowed in such proceeding), penalties, fees, charges, expenses, indemnifications, reimbursement obligations, damages, guarantees and other liabilities or amounts payable under the documentation governing any Indebtedness or in respect thereto.

      “Permitted Business” means the lines of business conducted by the Company and its Restricted Subsidiaries on the date of the indenture and any business incidental or reasonably related thereto or which is a reasonable extension thereof as determined in good faith by the Board of Directors of the Company and set forth in an officers’ certificate delivered to the trustee.

      “Permitted Capitalized Leases” means obligations of the Company or any Restricted Subsidiary of the Company up to $50 million in the aggregate at any one time outstanding that are classified as “Capital Lease Obligations” under GAAP due to the application of Emerging Issues Task Force Regulation 97-10 or similar pronouncements and, except for such regulation or pronouncement, such obligation would not constitute Capital Lease Obligations.

      “Permitted Holders” means (a) Madison Dearborn Partners, LLC and Related Parties and (b) Permitted Mitchell Holders.

      “Permitted Investments” means:

(1) any Investment in the Company or in a Restricted Subsidiary of the Company;

(2) any Investment in Cash Equivalents;

(3) any Investment by the Company or any Subsidiary of the Company in a Person, if as a result of such Investment:

(a) such Person becomes a Restricted Subsidiary of the Company; or

(b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary of the Company;

(4) receivables owing to the Company or any Restricted Subsidiary created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as the Company or any such Restricted Subsidiary deems reasonable under the circumstances;

(5) workers’ compensation, utility, lease and similar deposits and prepaid expenses in the ordinary course of business and endorsements of negotiable instruments and documents in the ordinary course of business;

(6) loans or advances to employees (other than executive officers) made in the ordinary course of business consistent with past practices of the Company or such Restricted Subsidiary;

(7) any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption “— Repurchase at the Option of Holders — Asset Sales;”

(8) any acquisition of assets solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of the Company;

(9) any Investments received in compromise of obligations of trade creditors or customers that were incurred in the ordinary course of business, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer;

(10) Hedging Obligations;

(11) refundable construction advances made with respect to the construction of properties of a nature or type that are used in a business similar or related to the business of the Company or its Restricted Subsidiaries in the ordinary course of business;

(12) advances or extensions of credit on terms customary in the industry in the form of accounts or other receivables incurred, or pre-paid film rentals, and loans and advances made in settlement of such accounts receivable, all in the ordinary course of business;

(13) other Investments in any Person having an aggregate fair market value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (13) that are at the time outstanding, not to exceed $15.0 million;

(14) Investments existing on the date of the indenture;

(15) Guarantees issued in accordance with the covenant set forth under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock;” and

(16) advances, loans or extensions of credit to suppliers and vendors in the ordinary course of business.

      “Permitted Liens” means:

(1) Liens securing the Credit Facilities that are permitted to be incurred;

(2) Liens in favor of the Company or any Restricted Subsidiary of the Company;

(3) Liens on property of a Person existing at the time such Person is merged with or into or consolidated with the Company or any Restricted Subsidiary of the Company; provided that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with the Company or the Restricted Subsidiary;

(4) Liens on property existing at the time of acquisition of the property by the Company or any Restricted Subsidiary of the Company, provided that such Liens were in existence prior to the contemplation of such acquisition and do not extent to any assets other than those of the Person merged into or consolidated with the Company or the Subsidiary;

(5) Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business;

(6) Liens to secure Indebtedness (including Capital Lease Obligations) permitted by clause (4) of the second paragraph of the covenant entitled “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock” covering only the assets, accessions, improvements and proceeds acquired with such Indebtedness;

(7) Liens existing on the date of the indenture;

(8) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted, provided that any reserve or other appropriate provision as is required in conformity with GAAP has been made therefor;

(9) Liens on the Capital Stock and assets of Unrestricted Subsidiaries that secure Non-Recourse Debt of Unrestricted Subsidiaries;

(10) Easements, rights-of-way, restrictions, minor defects or irregularities in title and other similar encumbrances which, in the aggregate, do not materially detract from the value of the property subject thereto or materially interfere with the ordinary conduct of the business of the Company or such Restricted Subsidiary;

(11) Leases or subleases granted to others that do not materially interfere with the ordinary course of business of the Company and its Restricted Subsidiaries, taken as a whole;

(12) Landlords’, carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or the like Liens arising by contract or statute in the ordinary course of business and with respect to amounts which are not yet delinquent or are being contested in good faith by appropriate proceedings;

(13) Pledges or deposits made in the ordinary course of business (A) in connection with leases, performance bonds and similar obligations, or (B) in connection with workers’ compensation, unemployment insurance and other social security legislation;

(14) Liens encumbering property or assets under construction arising from progress or partial payments by a customer of the Company or its Restricted Subsidiaries relating to such property or assets;

(15) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods;

(16) Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business in accordance with the past practices of the Company and its Restricted Subsidiaries;

(17) Liens on or sales of receivables;

(18) the rights of film distributors under film licensing contracts entered into by the Company or any Restricted Subsidiary in the ordinary course of business on a basis customary in the movie exhibition industry;

(19) any attachment or judgment Lien that does not constitute an Event of Default;

(20) Liens in favor of the trustee for its own benefit and for the benefit of the holders of the notes;

(21) Liens (including extensions and renewals thereof) upon real or personal property acquired after the date of the indenture; provided that (a) such Lien is created solely for the purpose of securing Indebtedness incurred, in accordance with the covenant set forth under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock,” (1) to finance the cost (including the cost of improvement or construction) of the item of property or assets subject thereto and such Lien is created prior to, at the time of or within six months after the later of the acquisition, the completion of construction or the commencement of full operation of such property or (2) to refinance any Indebtedness previously so secured, (b) the principal amount of the Indebtedness secured by such Lien does not exceed 100% of such cost and (c) any such Lien shall not extend to or cover any property or assets other than such item of property or assets and any accessions, proceeds and improvements on such item;

(22) Liens incurred or deposits made to secure the performance of tenders, bids, leases, statutory or regulatory obligations, banker’s acceptances, surety and appeal bonds, government contracts, performance and return-of-money bonds and other obligations of a similar nature incurred in the ordinary course of business (exclusive of obligations for the payment of borrowed money);

(23) Liens encumbering deposits securing Indebtedness under Hedging Obligations;

(24) Liens arising from filing Uniform Commercial Code financing statements with respect to leases;

(25) Liens incurred in the ordinary course of business of the Company or any Subsidiary of the Company with respect to obligations that do not exceed $5.0 million at any one time outstanding; and

(26) Liens securing the obligations under the Escrow Agreement.

      “Permitted Mitchell Holders” means (a) Lee Roy Mitchell or Tandy Mitchell, or any descendant of Lee Roy Mitchell or the spouse of any such descendant, the estate of Lee Roy Mitchell, Tandy Mitchell, any descendant of Lee Roy Mitchell or the spouse of any such descendant or any trust or other arrangement for the benefit of Lee Roy Mitchell, Tandy Mitchell, any descendant of Lee Roy Mitchell or the spouse of any such descendant (collectively, the “Mitchell Family”) and (b) any group which includes any member or members of the Mitchell Family if a majority of the Capital Stock of the Company held by such group is beneficially owned (including the power to vote such Capital Stock of the Company) by such member or members of the Mitchell Family or by one or more affiliates at least 80% of the equity interests of which are owned by such member or members of the Mitchell Family.

      “Permitted Refinancing Indebtedness” means any Indebtedness of the Company or any of its Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of the Company or any of its Subsidiaries (other than intercompany Indebtedness); provided that:

(1) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness extended, refinanced, renewed, replaced, defeased or refunded (plus all accrued interest on the Indebtedness and the amount of all expenses and premiums incurred in connection therewith);

(2) such Permitted Refinancing Indebtedness has a final maturity date later than or equal to the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

(3) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the notes, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the notes on terms at least as favorable to the Holders of notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and

(4) such Indebtedness is incurred either by the Company or by the Subsidiary who is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

      “Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

      “Pro Forma Cost Savings” means, with respect to any period, the reduction in costs and related adjustments that occurred during the four-quarter reference period or after the end of the four-quarter period and on or prior to the Calculation Date that were (i) directly attributable to an acquisition or Asset Sale and calculated on a basis that is consistent with Regulation S-X under the Securities Act as in effect and applied as of the date of the indenture or (ii) implemented, or for which the steps necessary for implementation have been taken by the Company and are reasonably expected to occur, with respect to the Company or the business that was the subject of any such acquisition or Asset Sale within six months before or after the date of the acquisition or Asset Sale and that are supportable and quantifiable by the underlying accounting records of such business, as if, in the case of each of clause (i) and (ii), all such reductions in costs and related adjustments had been effected as of the beginning of such period.

      “Qualified Proceeds” means any of the following or any combination of the following: (i) cash, (ii) Cash Equivalents, (iii) assets that are used or useful in a Permitted Business and (iv) the Capital Stock of any Person engaged in a Permitted Business that becomes a Restricted Subsidiary of the Company as a result of the acquisition of such Capital Stock by the Company or any Restricted Subsidiary of the Company.

      “Recapitalization” has the meaning ascribed thereto in this offering memorandum under the heading “Summary — The Transactions.”

      “Recapitalization Date” means the date on which the Recapitalization is consummated.

      “Related Party” means:

(1) any investment fund or other entity controlled by or under common control with, Madison Dearborn Partners, LLC or the principals that control Madison Dearborn Partners, LLC; or

(2) any trust, corporation, partnership or other entity, the beneficiaries, stockholders, partners, owners or Persons beneficially holding an 80% or more controlling interest of which consist of any one or more of Madison Dearborn Partners, LLC and/or such other Persons referred to in the immediately preceding clause (1).

      “Restricted Investment” means an Investment other than a Permitted Investment.

      “Restricted Subsidiary” of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

      “Securities Act” means the Securities Act of 1933, as amended.

      “Senior Debt” means:

(1) all Indebtedness of the Company outstanding under the notes, whether outstanding on the date of the indenture or thereafter incurred;

(2) any other Indebtedness incurred by the Company, unless the instrument under which such Indebtedness is incurred expressly provides that it is subordinated in right of payment to the notes; and

(3) all Obligations with respect to the items listed in the preceding clauses (1) and (2) (including any interest accruing subsequent to the filing of a petition of bankruptcy at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable law).

      Notwithstanding anything to the contrary in the preceding, Senior Debt will not include:

(1) any liability for federal, state, local or other taxes owed or owing by the Company;

(2) any Indebtedness of the Company to any of its Subsidiaries;

(3) any trade payables of the Company; or

(4) the portion of any Indebtedness that is incurred in violation of the indenture (but only to the extent so incurred).

      “Significant Subsidiary” means any Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act and the Exchange Act, as such Regulation is in effect on the date hereof.

      “Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

      “Stockholders Agreement” has the meaning ascribed thereto in this offering memorandum under the heading “Certain Relationships and Related Party Transactions — Stockholders Agreement.”

      “Subsidiary” means, with respect to any specified Person:

(1) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).

      “Subsidiary Guarantee” means, individually, any Guarantee of payment of the notes and exchange notes issued in a registered exchange offer pursuant to the registration rights agreement by a Guarantor pursuant to the terms of the indenture and any supplemental indenture thereto, and, collectively, all such Guarantees. Each such Subsidiary Guarantee will be in the form prescribed by the indenture.

      “Transactions” has the meaning ascribed thereto in this offering memorandum under the heading “Summary — The Transactions.”

      “Unrestricted Subsidiary” means any Subsidiary of the Company (other than CNMK Holding, Inc., Cinemark USA, Inc. or any successor to any of them) that is designated by the Board of Directors of the Company as an Unrestricted Subsidiary pursuant to a Board Resolution, but only to the extent that such Subsidiary:

(1) has no Indebtedness other than Non-Recourse Debt;

(2) is not party to any agreement, contract, arrangement or understanding with the Company or any Restricted Subsidiary of the Company unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Company;

(3) is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results;

(4) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Company or any of its Restricted Subsidiaries;

(5) either alone or in the aggregate with all other Unrestricted Subsidiaries, does not operate, directly or indirectly, all or substantially all of the business of the Company and its Subsidiaries.

      Any designation of a Subsidiary of the Company as an Unrestricted Subsidiary will be evidenced to the trustee by filing with the trustee a certified copy of the Board Resolution giving effect to such designation and an officers’ certificate certifying that such designation complied with the preceding conditions and was permitted by the covenants described above under the captions “— Certain Covenants — Restricted Payments” and “— Certain Covenants — Designation of Restricted and Unrestricted Subsidiaries.” If, at any

time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the indenture and any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary of the Company as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock,” the Company will be in default of such covenant. The Board of Directors of the Company may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of the Company of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation will only be permitted if (1) such Indebtedness is permitted under the covenant described under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock,” calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period; and (2) no Default or Event of Default would be in existence following such designation.

      “Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

      “Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2) the then outstanding principal amount of such Indebtedness.

DESCRIPTION OF CERTAIN DEBT INSTRUMENTS

Amended Senior Credit Facility

      In connection with the Transactions, Cinemark USA, Inc., as borrower, Cinemark, Inc., as parent and a guarantor, and CNMK Holding, Inc., as a guarantor, entered into an amended and restated senior credit facility with Lehman Commercial Paper Inc., as administrative agent, Goldman Sachs Credit Partners L.P., as syndication agent, and Lehman Brothers Inc. and Goldman Sachs Credit Partners L.P., acting as joint lead arrangers and joint bookrunners, Deutsche Bank Securities Inc., The Bank of New York, General Electric Capital Corporation and CIBC Inc., as co-documentation agents, and a syndicate of banks, financial institutions and other institutional lenders. The initial notes are, and the exchange notes offered by this prospectus will be, structurally subordinated to the amended senior credit facility and effectively subordinated to our guarantee under the amended senior credit facility to the extent of the value of our pledge thereunder of all of the stock of CNMK Holding, Inc. Set forth below is a summary of the material terms of the amended senior credit facility.

      The amended senior credit facility provides for aggregate borrowings by Cinemark USA, Inc. of up to $360.0 million. The amended senior credit facility provides for:

•	a seven-year term loan facility in an aggregate principal amount equal to $260.0 million;

•	a six and one-half year revolving credit facility of up to $100.0 million in revolving credit loans and letters of credit;

•	a $15.0 million subfacility under the revolving credit facility for letters of credit which may be increased to $25.0 million; and

•	a $25.0 million peso subfacility under the revolving credit facility.

      The term loan was made in a single drawing of $260.0 million on the closing date of the Transactions. The net proceeds of the term loan were used to refinance Cinemark USA, Inc.’s former senior credit facility and to fund in part the purchase of Cinemark USA, Inc.’s 8 1/2% senior subordinated notes pursuant to the tender offer.

Guarantee and Collateral

      The obligations of Cinemark USA, Inc. under the amended senior credit facility is guaranteed by us, CNMK Holding, Inc. and certain of Cinemark USA, Inc.’s subsidiaries and is secured by mortgages on certain fee and leasehold properties and security interest in substantially all of our personal and intangible property, including without limitation, pledges of all of the capital stock of CNMK Holding, Inc., Cinemark USA, Inc. and certain of Cinemark USA, Inc.’s domestic subsidiaries and 65% of the voting stock of certain of Cinemark USA, Inc.’s foreign subsidiaries.

Interest and Fees

      The term loan bears interest, at our option, at: (A) a “base rate” equal to the higher of (i) the prime lending rate as set forth on the British Banking Association Telerate page 5 or (ii) the federal funds effective rate from time to time plus 0.50%, plus a margin of 1.25% per annum, or (B) a “eurodollar rate” equal to the rate at which eurodollar deposits are offered in the interbank eurodollar market for terms of one, two, three or six, or (if available to all lenders in their sole discretion) nine or twelve months, as selected by us, plus a margin of 2.25% per annum. After the completion of two full fiscal quarters after the closing date, the margin under the term loans applicable to base rate loans ranges from 1.00% per annum to 1.25% per annum and the margin applicable to eurodollar rate loans ranges from 2.00% per annum to 2.25% per annum, and will be adjusted based upon our achieving agreed upon performance targets, if no default or event of default under the amended senior credit facility has occurred or is continuing.

      Borrowings under the revolving credit line bear interest, at our option, at: (A) a “base rate” equal to the higher of (i) the prime lending rate as set forth on the British Banking Association Telerate page 5 or (ii) the federal funds effective rate from time to time plus 0.50%, plus a margin of 1.50% per annum, or (B) a “eurodollar rate” equal to the rate at which eurodollar deposits are offered in the interbank eurodollar market for terms of one, two, three or six, or (if available to all lenders in their sole discretion) nine or twelve months, as selected by us, plus a margin of 2.50% per annum. After the completion of two full fiscal quarters after the closing date, the margin under the revolving credit line applicable to base rate loans ranges from 1.00% per annum to 1.50% per annum and the margin applicable to eurodollar rate loans ranges from 2.00% per annum to 2.50% per annum, and will be adjusted based upon our achieving agreed upon performance targets, if no default or event of default under the amended senior credit facility has occurred or is continuing.

      Base rate loans are subject to quarterly interest payments. Eurodollar loans are subject to interest payments on the last day of each relevant interest period and, in the case of any interest period longer than three months, on each successive date three months after the first day of such interest period.

      Cinemark USA, Inc. is also required to pay a commitment fee calculated at the rate of one half percent (0.50%) per annum on the average daily unused portion of the revolving credit facility, payable quarterly in arrears.

Repayments; Prepayments

      Principal payments of the term loan equal to 0.25% of the original principal amount of the term loan are due each calendar quarter beginning on June 30, 2004 through March 31, 2010 and increase to 23.50% each calendar quarter from June 30, 2010 to maturity at March 31, 2011.

      Voluntary prepayments of principal outstanding under the amended senior credit facility is permitted. In addition, Cinemark USA, Inc. is required to prepay amounts outstanding under the amended senior credit facility in an amount equal to:

•	100% of the net cash proceeds of any incurrence of additional debt (excluding certain permitted debt) by us, CNMK Holding, Inc., Cinemark USA, Inc. or certain of its restricted subsidiaries subject, in certain cases, to a step down upon the achievement of agreed upon performance targets;

•	100% of the net cash proceeds from any sale or other disposition by us, CNMK Holding, Inc., Cinemark USA, Inc. or any of its restricted subsidiaries of any assets (excluding sales from inventory in the ordinary course of business and certain other dispositions) subject to certain reinvestment options; and

•	100% of the principal, interest and other amounts outstanding, under the amended senior credit facility if any of Cinemark USA, Inc.’s 8 1/2% senior subordinated notes are outstanding as of April 30, 2008.

Certain Covenants

      The amended senior credit facility requires Cinemark USA, Inc. to meet certain financial tests, including a maximum total leverage ratio, a maximum senior leverage ratio, a minimum interest coverage ratio and maximum capital expenditures. In addition, the amended senior credit facility contains certain covenants which, among other things, limit:

•	indebtedness and guarantee obligations;

•	liens;

•	mergers, consolidations, liquidations and dissolutions;

•	asset sales;

•	dividends and other payments in respect of capital stock;

•	investments;

•	prepayments of other indebtedness;

•	transactions with affiliates;

•	sale and leaseback transactions;

•	changes in fiscal year;

•	changes in lines of business;

•	our activities and the activities of CNMK Holding, Inc.;

•	new leases;

•	negative pledges;

•	hedge agreements; and

•	other matters customarily restricted in such agreements.

     Events of Default

      The amended senior credit facility contains customary events of default, including, without limitation:

•	payment defaults;

•	breaches of representations and warranties;

•	noncompliance with covenants;

•	cross-defaults to certain other material agreements or indebtedness in excess of specified amounts;

•	certain bankruptcy events;

•	events that would result in our liability under the Employee Retirement Income Security Act of 1974 in excess of a specified amount;

•	judgments in excess of specified amounts;

•	failure of subordinated debt to be subordinated to the amended senior credit facility;

•	failure of any guarantee or security document supporting the amended senior credit facility to be in full force and effect; and

•	change of control, as such term is defined in the amended senior credit facility.

8 1/2% Senior Subordinated Notes

      On December 31, 2003, Cinemark USA, Inc. had outstanding $105 million in 8 1/2% senior subordinated notes due 2008. On March 16, 2004, Cinemark USA, Inc. initiated a tender offer for the 8 1/2% senior subordinated notes and a consent solicitation to remove substantially all restrictive covenants in the indenture governing those notes. The 8 1/2% senior subordinated notes are currently redeemable at Cinemark USA, Inc.’s option at 104.25% of the principal amount thereof, and in declining amounts after August 1, 2004, plus accrued and unpaid interest thereon to the date of redemption. On March 25, 2004, a supplemental indenture removing substantially all of the covenants was executed, which became effective on April 2, 2004, the date the Recapitalization was consummated. Upon the closing of the Recapitalization, Cinemark USA, Inc. purchased approximately $94.1 million aggregate principal amount of 8 1/2% senior subordinated notes which were tendered prior to the consent date as set forth in the tender offer. On April 13, 2004, Cinemark USA, Inc. purchased an additional $50,000 aggregate principal amount of 8 1/2% senior subordinated notes which were tendered after the consent date but prior to the expiration date pursuant to the tender offer.

9% Senior Subordinated Notes

      On March 31, 2004, Cinemark USA, Inc. had outstanding $360 million in 9% senior subordinated notes. Interest on the 9% senior subordinated notes is payable semi-annually on February 1 and August 1 of each year. The initial notes are, and the exchange notes offered by this prospectus will be, structurally subordinated to the 9% senior subordinated notes.

      The 9% senior subordinated notes are general unsecured obligations subordinated in right of payment to the senior indebtedness of Cinemark USA, Inc., including the amended senior credit facility. The 9% senior subordinated notes are guaranteed by certain of Cinemark USA, Inc.’s subsidiaries on a senior subordinated basis. Generally, if Cinemark USA, Inc. is in default under the amended senior credit facility and other senior indebtedness, it would not be allowed to make payments on the 9% senior subordinated notes until the defaults have been cured or waived. If it fails to make any payments when due or within the applicable grace period, it would be in default under the indenture governing the 9% senior subordinated notes. As of March 31, 2004, Cinemark USA, Inc. and its subsidiaries were in full compliance with all agreements governing outstanding debt. The indenture governing the 9% senior subordinated notes allows Cinemark USA, Inc. to incur additional indebtedness if it satisfies the coverage ratio specified in the indenture after giving effect to the incurrence of the additional indebtedness, and in certain other circumstances.

      Upon a change of control, Cinemark USA, Inc. is required to make an offer to repurchase the 9% senior subordinated notes at a price equal to 101% of the principal amount outstanding plus accrued and unpaid interest through the date of repurchase. In accordance with the terms of the indenture governing the 9% senior subordinated notes, Cinemark USA, Inc. made a change of control offer following the closing of the Transactions to repurchase the 9% senior subordinated notes at a purchase price of 101% of the aggregate principal amount, plus accrued and unpaid interest, if any, to the date of purchase. Approximately $17.8 million in aggregate principal amount of the 9% senior subordinated notes had been tendered and not withdrawn in the change of control offer, which expired on May 26, 2004. Payment of the change of control purchase price was made with available cash by Cinemark USA, Inc. on June 1, 2004.

      The 9% senior subordinated notes are not redeemable at Cinemark USA, Inc.’s option prior to February 1, 2008. Thereafter, the 9% senior subordinated notes will be redeemable, at Cinemark USA, Inc.’s option, in whole or in part, upon not less than 30 nor more than 60 calendar days’ prior notice to each holder of 9% senior subordinated notes to be redeemed, at the redemption prices (expressed as percentages of the principal amount) set forth below, plus accrued and unpaid interest thereon to the applicable redemption date, if redeemed during the twelve month period beginning on February 1 of the years indicated below:

Year	Percentage

2008	104.500%
2009	103.000%
2010	101.500%
2011 and thereafter	100.000%

      Notwithstanding the foregoing, prior to February 1, 2006, Cinemark USA, Inc. may redeem up to 35% of the aggregate principal amount of the 9% senior subordinated notes originally outstanding at a redemption price of 109.000% of the principal amount thereof, plus accrued and unpaid interest thereon to the redemption date, with the net proceeds of one or more equity offerings of us or of Cinemark USA, Inc., provided that at least 65% of the aggregate principal amount of the 9% senior subordinated notes (excluding the 9% senior subordinated notes issued after the initial issuance date) originally issued remains outstanding immediately after the occurrence of such redemption. Such unredeemed 9% senior subordinated notes may be redeemed pursuant to the optional redemption procedure described in the immediately preceding paragraph. The notice of redemption shall be given not later than 30 days, and such redemption shall not occur more than 90 days, after the date of the closing of any such equity offering.

      Covenants and provisions contained in the indenture governing the 9% senior subordinated notes restrict, among other things, Cinemark USA, Inc.’s or certain of its subsidiaries’ ability, with certain exceptions, (i) to make certain investments, (ii) to make certain other restricted payments, (iii) to incur additional indebtedness unless certain financial tests are met, (iv) to create or incur any additional liens on any assets, (v) to encumber or restrict dividends or payments to us, (vi) to enter into certain transactions with affiliates and (vii) to sell assets of the business.

      Events of default under the indenture governing the 9% senior subordinated notes include (i) any failure by Cinemark USA, Inc. to pay principal, premium or redemption or repurchase payment, when due, or to pay interest when due, which failure to pay interest remains unremedied for 30 days after the due date, (ii) breach of certain other covenants and agreements in the indenture governing the 9% senior subordinated notes, (iii) a default under any of Cinemark USA, Inc.’s other indebtedness or indebtedness of certain of its subsidiaries in an amount exceeding $5 million, which default is either a payment default or which default has become the basis for the acceleration of such indebtedness, (iv) certain acts of bankruptcy, insolvency or dissolution, (v) final non-appealable judgments for payment of money which in the aggregate exceed $5 million rendered against Cinemark USA, Inc. or any of its significant subsidiaries and (vi) failure of any guarantee to be in full force and effect.

Other Subsidiary Debt

Cinemark Brasil Notes Payable

      As of March 31, 2004, Cinemark Brasil S.A. had four main types of funding sources executed with local and international banks. These include:

(1) BNDES (Banco Nacional de Desenvolvimento Econômico e Social (the Brazilian National Development Bank)) credit line in the U.S. dollar equivalent in Brazilian reais of US$3.8 million executed in October 1999 with a maturity date of September 2004. Interest accrues at a BNDES basket rate, which is a multiple currency rate based on the rate at which the bank borrows, plus a spread amounting to 14.5%. At March 31, 2004, approximately US$1.0 million was outstanding under the credit line;

(2) BNDES credit line in the U.S. dollar equivalent in Brazilian reais of US$1.9 million executed in November 2001 with a maturity date of October 2006. Interest accrues at a BNDES basket rate plus a spread amounting to 13.8%. At March 31, 2004, approximately US$1.3 million was outstanding under this credit line;

(3) Project developer financing executed with two engineering companies in September 2000 in the amount of US$1.8 million with a maturity date of September 2005. Interest accrues at a rate of TJLP+5% (Taxa de Juros de Longo Prazo (a long term interest rate published by the Brazilian government)). At March 31, 2004, approximately US$0.6 million was outstanding under this financing arrangement;

(4) Project developer financing executed with a mall developer in February 2004 in the amount of $0.7 million with a maturity date of February 2009. Interest accrues at a rate of TJLP+5.5% (Taxa de Juros de Longo Prazo (a long-term interest rate published by the Brazilian government)). At March 31, 2004, there was approximately US$0.7 million outstanding under this financing arrangement.

      These sources are secured by a variety of instruments, including comfort letters from Cinemark International, L.L.C. promissory notes for up to 130% of the value, a revenue reserve account and equipment collateral. As of March 31, 2004, an aggregate of US$3.6 million was outstanding and the effective interest rate on such borrowings was 12.7% per annum.

     Cinemark Chile Note Payable

      On March 26, 2002, Cinemark Chile S.A. entered into a Debt Acknowledgment, Rescheduling and Joint Guarantee and Co-Debt Agreement with Scotiabank Sud Americano and three local banks. Under this agreement, Cinemark Chile S.A. borrowed the U.S. dollar equivalent of approximately $10.6 million in Chilean pesos (adjusted for inflation pursuant to the Unidades de Fomento). Cinemark Chile S.A. is required to make 24 equal quarterly installments of principal plus accrued and unpaid interest, commencing March 27, 2002. The indebtedness is secured by a first priority commercial pledge of the shares of Cinemark Chile S.A., a chattel mortgage over Cinemark Chile’s personal property and by guarantees issued by Cinemark International, L.L.C. and Chile Films S.A., whose owners are shareholders of Cinemark Chile S.A. The agreement requires Cinemark Chile S.A. to maintain certain financial ratios and contains other restrictive covenants typical for agreements of this type such as a limitation on dividends. Funds borrowed under this agreement bear interest at the 90 day TAB Banking rate (360 day TAB Banking rate with respect to one of the four banks) as published by the Association of Banks and Financial Institutions Act plus 2%. As of March 31, 2004, $7.2 million was outstanding under this agreement and the effective interest rate on such borrowings was 6.4% per annum.

IMPORTANT FEDERAL INCOME TAX CONSIDERATIONS

      The following summary discusses the material U.S. federal income and, to the limited extent set forth under the caption “Consequences to Non-U.S. Holders,” estate tax considerations relating to exchanging for, owning and disposing of the exchange notes. Except where noted, this summary deals only with exchange notes held as capital assets within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”) and is applicable only to initial beneficial owners of exchange notes. Additionally, this summary does not deal with special situations. For example, this summary does not address:

•	tax consequences to holders who may be subject to special tax treatment, such as dealers in securities or currencies, brokers, financial institutions or “financial service entities,” tax-exempt entities, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, regulated investment companies, real estate investment trusts, insurance companies, retirement plans, U.S. expatriates or former long-term residents of the United States, partnerships or other pass-through entities or investors in partnerships or pass-through entities;

•	tax consequences to persons holding exchange notes as part of a hedging, integrated, constructive sale or conversion transaction or straddle;

•	tax consequences to U.S. holders (as defined below) of exchange notes whose “functional currency” is not the U.S. dollar;

•	tax consequences to Non-U.S. holders (as defined below) of exchange notes who are controlled foreign corporations, foreign personal holding companies or passive foreign investment companies;

•	alternative minimum tax consequences, if any; or

•	any state, local or foreign tax consequences.

      The discussion below is based upon the provisions of the Code and Treasury regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those discussed below.

      If a partnership or other pass-through entity holds the exchange notes, the tax treatment of a partner in or owner of the partnership or pass-through entity will generally depend upon the status of the partner or owner and the activities of the entity. If you are a partner or owner of a partnership or other pass-through entity holding exchange notes, you should consult your tax advisor.

      For purposes of the discussion below, a “U.S. holder” is a beneficial owner of an exchange note that is for U.S. federal income tax purposes:

•	an individual that is a citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision of the United States;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if (1) it is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

      In addition, for purposes of this discussion, a “Non-U.S. holder” is a beneficial owner of a note that is an individual, corporation (or other entity taxable as a corporation), estate or trust that is not a U.S. holder.

      If you are considering exchanging for exchange notes, you should consult your own tax advisors concerning the U.S. federal income and estate tax consequences to you and any consequences arising under the laws of any state, local, foreign or other taxing jurisdiction.

Consequences to U.S. Holders

     Original Issue Discount

      The initial notes were issued with OID in an amount equal to the excess of the “stated redemption price at maturity” of the initial notes over their “issue price.” For purposes of the foregoing, the general rule is that the stated redemption price at maturity of a debt instrument is the sum of all payments provided by the debt instrument other than payments of “qualified stated interest.” None of the payments on the exchange notes will constitute qualified stated interest. The “issue price” of the notes is the first price at which a substantial amount of the initial notes were sold for cash (excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriter, placement agent or wholesaler). You should be aware that a U.S. holder generally must include OID in gross income in advance of the receipt of cash attributable to that income. However, a U.S. holder generally will not be required to include separately in income cash payments received on the notes, even if denominated as interest.

      The amount of OID includible in income for a taxable year by a U.S. holder will generally equal the sum of the “daily portions” of the total OID on the note for each day during the taxable year (or portion of the taxable year) on which such holder held the note. Generally, the daily portion of the OID is determined by allocating to each day in any accrual period a ratable portion of the OID allocable to such accrual period. The amount of OID allocable to an accrual period will generally be the product of the “adjusted issue price” of a note at the beginning of such accrual period and its “yield to maturity.” The “adjusted issue price” of a note at the beginning of an accrual period will equal the issue price plus the amount of OID previously includible in the gross income of any U.S. holder, less any payments made on such note on or before the first day of the accrual period. The “yield to maturity” of a note will be computed on the basis of a constant annual interest rate and compounded at the end of each accrual period. An accrual period may be of any length and may vary in length over the term of the note, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs either on the final day or the first day of an accrual period.

      In certain circumstances (see “Description of Exchange Notes — Optional Redemption,” and “Description of Exchange Notes — Change of Control”), we may be obligated to pay amounts in excess of stated interest or principal on the notes. According to Treasury regulations, the possibility that any such payments in excess of stated interest or principal will be made will not affect the amount or timing of OID a U.S. holder recognizes if there is only a remote chance as of the date the notes were issued that such payments will be made. We believe that the likelihood that we will be obligated to make any such payments is remote. Therefore, we do not intend to treat the potential payment of these amounts as part of the yield to maturity of the exchange notes. Our determination that these contingencies are remote is binding on a U.S. holder unless such holder discloses its contrary position in the manner required by applicable Treasury regulations. Our determination is not, however, binding on the Internal Revenue Service (the “IRS”) and if the IRS were to challenge this determination, a U.S. holder might be required to include in its gross income an amount of OID in excess of that described above, and might be required to treat income realized on the taxable disposition of an exchange note before the resolution of the contingencies as ordinary income rather than capital gain. In the event a contingency occurs, it would affect the amount and timing of the income recognized by a U.S. holder. If any such amounts are in fact paid, U.S. holders will be required to recognize such amounts as income.

     Sale or Other Taxable Disposition of Exchange Notes

      Unless a non-recognition provision applies, a U.S. holder generally will recognize gain or loss upon the sale, exchange, retirement or other taxable disposition of an exchange note in an amount equal to the difference between the amount realized upon the sale, exchange, retirement or other disposition and such holder’s adjusted tax basis in the note. A U.S. holder’s adjusted tax basis in an exchange note generally will be equal to the amount paid by such holder for the note (including the amount paid for initial notes exchanged therefor), increased by the amount of OID previously included in income and decreased by the amount of any cash payments on the exchange note (including on any initial notes exchanged therefor).

Generally, such gain or loss will be capital gain or loss. If the U.S. holder is an individual and has held the notes for more than one year, such capital gain generally will be eligible for reduced rates of taxation. The deductibility of net capital losses by individuals and corporations is subject to limitations.

     Exchange Offer

      The exchange of initial notes for otherwise identical debt securities registered under the Securities Act pursuant to this exchange offer will generally not constitute a taxable exchange for U.S. federal income tax purposes. As a result, (1) a U.S. holder will not recognize a taxable gain or loss as a result of exchanging such holder’s initial notes for exchange notes; (2) the holding period of the exchange notes will include the holding period of the initial notes exchanged therefor; and (3) the adjusted tax basis of the exchange notes will be the same as the adjusted tax basis of the initial notes exchanged therefor immediately before the exchange.

Consequences to Non-U.S. Holders

      For purposes of the discussion below, interest (including OID) and any gain on the sale, exchange or retirement (including a redemption) of an exchange note will be considered to be “U.S. trade or business income” if such income or gain is (1) effectively connected with the Non-U.S. holder’s conduct of a U.S. trade or business and (2) in the case of a treaty resident, described in clause (1) above and attributable to a U.S. permanent establishment (or, in the case of an individual, a fixed base) maintained by the Non-U.S. holder in the United States.

     Payment of Interest and OID

      Subject to the discussion below concerning backup withholding, generally, interest (including OID) paid on an exchange note will not be subject to U.S. federal income or withholding tax if such interest is not U.S. trade or business income and is “portfolio interest.” Generally, interest (including OID) on the exchange notes will qualify as portfolio interest and will be eligible for the portfolio interest exemption if the Non-U.S. holder (1) does not actually or constructively own 10% or more of the total combined voting power of all of our classes of stock entitled to vote, (2) is not a “controlled foreign corporation” with respect to which we are a “related person,” as such terms are defined in the Code and (3) provides the required certifications, under penalties of perjury, that the beneficial owner of the notes is not a U.S. person on a properly completed and executed IRS Form W-8BEN prior to the payment.

      The gross amounts of interest (including OID) that do not qualify for the portfolio interest exemption and that are not U.S. trade or business income will be subject to U.S. withholding tax at a rate of 30% unless a treaty applies to reduce or eliminate withholding. U.S. trade or business income will be taxed on a net basis at regular graduated U.S. federal income tax rates rather than the 30% gross rate. In the case of a Non-U.S. holder that is a corporation, such U.S. trade or business income also may be subject to the branch profits tax. To claim an exemption from withholding in the case of U.S. trade or business income, or to claim the benefits of a treaty, a Non-U.S. holder must provide a properly completed and executed IRS Form W-8ECI (in the case of U.S. trade or business income) or IRS Form W-8BEN (in the case of a treaty), or any successor form as the IRS designates, as applicable, prior to the payment of interest (including OID). These forms must be periodically updated. If the notes are traded on an established financial market, a Non-U.S. holder who is claiming the benefits of a treaty will not be required to obtain and to provide a U.S. taxpayer identification number on the IRS Form W-8BEN. In certain circumstances, in lieu of providing an IRS Form W-8BEN, the Non-U.S. holder may provide certain documentary evidence issued by foreign governmental authorities to prove residence in a foreign country in order to claim treaty benefits.

      Special procedures relating to U.S. withholding taxes are provided under applicable Treasury regulations for payments through qualified intermediaries or certain financial institutions that hold customers’ securities in the ordinary course of their trade or business.

     Sale, Exchange or Retirement of Exchange Notes

      Except as described below and subject to the discussion below on backup withholding, gain realized by a Non-U.S. holder on the sale, exchange or retirement (including a redemption) of an exchange note generally will not be subject to U.S. federal income or withholding tax unless (1) such gain constitutes U.S. trade or business income, which will be taxed as discussed above (including, if applicable, at tax rates for capital gain); or (2) the Non-U.S. holder is an individual who holds the exchange note as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met.

     Federal Estate Tax

      Any exchange notes held (or treated as held) by an individual who is a Non-U.S. holder at the time of his or her death will not be subject to U.S. federal estate tax, provided that the individual does not actually or constructively own 10% or more of the total voting power of all of our classes of stock entitled to vote and income on the exchange notes was not U.S. trade or business income.

Information Reporting and Backup Withholding

     U.S. Holders

      In general, information reporting requirements will apply to certain payments of principal and interest (including OID) paid on exchange notes and the proceeds of sale of an exchange note made to you, unless you are an exempt recipient (such as a corporation). Backup withholding tax at a rate equal to 28% will apply to such payments if you fail to provide a taxpayer identification number or certification of foreign or other exempt status or fail to report in full dividend and interest income.

      Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is furnished to the IRS.

     Non-U.S. Holders

      We must report annually to the IRS and to each Non-U.S. holder any interest (including OID) that is paid to the Non-U.S. holder. Copies of these information returns also may be made available to the tax authorities of the country in which the Non-U.S. holder resides under the provisions of various treaties or agreements for the exchange of information. Non-U.S. holders other than corporations may be subject to backup withholding and additional information reporting. Backup withholding will not apply to payments of interest (including OID) on the exchange notes to a Non-U.S. holder if the Non-U.S. holder properly certifies that it is not a U.S. person or otherwise establishes an exemption. However, such certification or exemption is not effective if we or our paying agent has actual knowledge, or reason to know, that such holder is a U.S. person or that the conditions of another exemption relied upon by the Non-U.S. holder are not, in fact, satisfied.

      The payment of the gross proceeds from the sale, exchange or retirement (including a redemption) of the notes to or through the U.S. office of any broker, U.S. or foreign, will be subject to information reporting and possible backup withholding unless the Non-U.S. holder certifies as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge, or reason to know, that the Non-U.S. holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the gross proceeds from the sale, exchange or retirement (including a redemption) of the exchange notes to or through a non-U.S. office of a non-U.S. broker will not be subject to information reporting or backup withholding unless the non-U.S. broker has certain types of relationships with the United States, or a “U.S. related person.” In the case of the payment of the gross proceeds from the sale, exchange or retirement (including a redemption) of the exchange notes to or through a non-U.S. office of a broker that is either a U.S. person or a U.S. related person, the Treasury regulations require information reporting (but not backup withholding) on the payment unless the broker has documentary evidence in its files that the owner is not a U.S. person or the owner otherwise establishes an exemption, provided that the broker has no knowledge, or reason to know that the owner is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied.

      Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. holder will be allowed as a refund or credit against such Non-U.S. holder’s federal income tax liability, provided that the required information is provided to the IRS.

      THE PRECEDING DISCUSSION OF THE MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE NOTES IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, EACH INVESTOR SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISOR AS TO PARTICULAR TAX CONSEQUENCES TO IT OF EXCHANGING FOR, HOLDING AND DISPOSING OF EXCHANGE NOTES, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL OR FOREIGN TAX LAWS, AND OF ANY PROPOSED CHANGES IN APPLICABLE LAW.

PLAN OF DISTRIBUTION

      Based on interpretations of the SEC set forth in no-action letters issued to third parties, we believe that the exchange notes issued under the exchange offer in exchange for initial notes may be offered for resale, resold and otherwise transferred by you without compliance with the registration and prospectus delivery provisions of the Securities Act, if:

•	you are not an “affiliate” of ours within the meaning of Rule 405 under the Securities Act;

•	you are acquiring the exchange notes in the ordinary course of your business; and

•	you do not intend to participate in the distribution of the exchange notes.

      If you tender initial notes in the exchange offer with the intention of participating in any manner in a distribution of the exchange notes:

•	you cannot rely on those interpretations of the SEC; and

•	you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction, and the secondary resale transaction must be covered by an effective registration statement containing the selling security holder information required by Item 507 or 508, as applicable, of Regulation S-K under the Securities Act.

      Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the initial notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker dealer in connection with resales of exchange notes received in exchange for initial notes where such initial notes were acquired as a result of market-marking activities or other trading activities. We have agreed that, for a period of 12 months after the effective date of this prospectus, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.

      We will not receive any proceeds from any sale of the exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own accounts pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

      For a period of twelve months after the effective date of this prospectus, we will promptly send additional copies of this prospectus and any amendment to this prospectus to any broker-dealer that requests such documents in the Letter of Transmittal. We have agreed, in connection with the exchange offer, to indemnify the holders of initial notes against certain liabilities, including liabilities under the Securities Act.

      By acceptance of the exchange offer, each broker-dealer that receives exchange notes pursuant to the exchange offer hereby agrees to notify us prior to using the prospectus in connection with the sale or transfer of initial notes, and acknowledges and agrees that, upon receipt of notice from us of the happening of any event which makes any statement in the prospectus untrue in any material respect or which requires the making of any changes in the prospectus in order to make the statements therein not misleading (which notice we agree to deliver promptly to such broker-dealer), such broker-dealer will suspend use of the prospectus until we have amended or supplemented the prospectus to correct such misstatement or omission and has furnished copies of the amended or supplemented prospectus to such broker-dealer.

LEGAL MATTERS

      Certain matters related to the exchange offer will be passed upon for us by Akin Gump Strauss Hauer & Feld LLP.

EXPERTS

      The consolidated financial statements as of December 31, 2003 and 2002, and for each of the three years in the period ended December 31, 2003, included in this prospectus have been audited by Deloitte & Touche LLP, Independent Registered Public Accounting Firm, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of a new accounting principle), and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

CINEMARK, INC. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

Cinemark, Inc. and Subsidiaries
Plano, TX

      We have audited the accompanying consolidated balance sheets of Cinemark, Inc. and subsidiaries as of December 31, 2002 and 2003, and the related consolidated statements of operations, stockholders’ equity and comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Cinemark, Inc. and subsidiaries as of December 31, 2002 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

      As discussed in Note 1 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 142 “Goodwill and Other Intangible Assets” which changed its method of accounting for goodwill and indefinite-lived intangibles in 2002.

/s/ Deloitte & Touche LLP

Dallas, Texas

March 12, 2004 (June 4, 2004 as it relates to Note 22)

CINEMARK, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2002 and 2003

	2002	2003

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$63,718,515	$107,321,510
Inventories	3,688,915	4,323,687
Accounts receivable	12,441,849	15,440,439
Income tax receivable	715,931	—
Prepaid expenses and other	4,094,135	5,476,066

Total current assets	84,659,345	132,561,702
THEATRE PROPERTIES AND EQUIPMENT
Land	60,655,789	58,962,924
Buildings	310,049,621	323,156,916
Theatre furniture and equipment	455,577,935	485,206,467
Leasehold interests and improvements	342,421,132	364,337,716
Theatres under construction	8,804,504	6,233,088

Total	1,177,508,981	1,237,897,111
Less accumulated depreciation and amortization	385,778,478	462,017,053

Theatre properties and equipment — net	791,730,503	775,880,058
OTHER ASSETS
Goodwill	10,751,844	12,083,095
Intangible assets — net	7,949,496	7,865,294
Investments in and advances to affiliates	3,040,940	2,334,145
Deferred charges and other — net	18,681,800	30,011,763

Total other assets	40,424,080	52,294,297

TOTAL ASSETS	$916,813,928	$960,736,057

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Current portion of long-term debt	$30,190,449	$6,744,842
Accounts payable	28,771,072	37,373,428
Income tax payable	—	5,317,839
Accrued film rentals	26,029,698	27,337,817
Accrued interest	15,849,066	17,939,898
Accrued payroll	14,375,226	12,954,499
Accrued property taxes	15,221,517	15,188,282
Accrued other current liabilities	24,092,153	24,956,025

Total current liabilities	154,529,181	147,812,630
LONG-TERM LIABILITIES
Long-term debt, less current portion	662,396,388	651,686,139
Deferred income taxes	11,170,128	13,033,013
Deferred lease expenses	24,837,457	27,652,702
Deferred gain on sale leasebacks	4,372,620	4,006,700
Deferred revenues and other long-term liabilities	5,129,370	5,665,863

Total long-term liabilities	707,905,963	702,044,417
COMMITMENTS AND CONTINGENCIES (see Note 16)	—	—
MINORITY INTERESTS IN SUBSIDIARIES	26,714,929	33,932,183
STOCKHOLDERS’ EQUITY
Class A common stock, $0.001 par value: 350,000,000 shares authorized, 19,563,280 and 19,664,480 shares issued and outstanding at December 31, 2002 and 2003, respectively	19,563	19,665
Class B common stock, $0.001 par value: 150,000,000 shares authorized, 20,949,280 shares issued and outstanding	20,949	20,949
Additional paid-in-capital	40,349,858	40,369,474
Unearned compensation — stock options	(3,104,958)	(1,740,255)
Retained earnings	80,171,903	124,821,416
Accumulated other comprehensive loss	(89,793,460)	(86,544,422)

Total stockholders’ equity	27,663,855	76,946,827

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$916,813,928	$960,736,057

The accompanying notes are an integral part of the consolidated financial statements.

CINEMARK, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

Years Ended December 31, 2001, 2002 and 2003

	2001	2002	2003

REVENUES
Admissions	$548,920,177	$595,286,841	$597,547,930
Concession	257,603,165	291,807,230	300,568,065
Other	47,135,126	48,759,804	52,756,165

Total revenues	853,658,468	935,853,875	950,872,160
COSTS AND EXPENSES
Cost of operations:
Film rentals and advertising	295,018,941	320,741,903	324,901,748
Concession supplies	44,924,307	50,356,355	49,640,261
Salaries and wages	90,808,558	96,682,317	97,240,383
Facility lease expense	114,736,525	115,587,807	119,516,682
Utilities and other	101,217,063	103,167,023	110,791,539

Total cost of operations	646,705,394	686,535,405	702,090,613
General and administrative expenses	42,596,407	47,952,485	44,285,360
Depreciation and amortization	73,078,417	66,583,237	65,085,532
Asset impairment loss	20,723,274	3,869,331	5,049,199
(Gain) loss on sale of assets and other	12,407,696	469,961	(1,201,850)

Total costs and expenses	795,511,188	805,410,419	815,308,854

OPERATING INCOME	58,147,280	130,443,456	135,563,306
OTHER INCOME (EXPENSE)
Interest expense	(68,368,292)	(55,428,317)	(51,852,977)
Amortization of debt issue cost	(2,562,328)	(2,364,680)	(2,310,372)
Interest income	1,492,492	2,318,172	2,035,338
Foreign currency exchange loss	(1,976,979)	(5,120,336)	(195,670)
Loss on early retirement of debt	—	—	(7,540,269)
Equity in income (loss) of affiliates	(4,471,983)	426,936	465,035
Minority interests in (income) loss of subsidiaries	162,573	(598,923)	(3,410,018)

Total other expenses	(75,724,517)	(60,767,148)	(62,808,933)

INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAXES AND CUMULATIVE EFFECT OF AN ACCOUNTING CHANGE	(17,577,237)	69,676,308	72,754,373
INCOME TAXES (BENEFIT)	(14,114,629)	29,160,031	25,166,001

INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE CUMULATIVE EFFECT OF AN ACCOUNTING CHANGE	(3,462,608)	40,516,277	47,588,372
Loss from discontinued operations, net of tax benefit of $0	(558,660)	(1,650,894)	(2,938,859)

INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF AN ACCOUNTING CHANGE	(4,021,268)	38,865,383	44,649,513
Cumulative effect of an accounting change, net of tax benefit of $0	—	(3,389,779)	—

NET INCOME (LOSS)	$(4,021,268)	$35,475,604	$44,649,513

EARNINGS (LOSS) PER SHARE — BASIC
Income (loss) from continuing operations before cumulative effect of an accounting change	$(0.09)	$1.00	$1.17
Loss from discontinued operations	(0.01)	(0.04)	(0.07)

Income (loss) before cumulative effect of an accounting change	(0.10)	0.96	1.10
Cumulative effect of an accounting change	—	(0.08)	—

Net income (loss)	$(0.10)	$0.88	$1.10

EARNINGS (LOSS) PER SHARE — DILUTED
Income (loss) from continuing operations before cumulative effect of an accounting change	$(0.09)	$1.00	$1.17
Loss from discontinued operations	(0.01)	(0.04)	(0.08)

Income (loss) before cumulative effect of an accounting change	$(0.10)	$0.96	$1.09
Cumulative effect of an accounting change	—	(0.09)	—

Net income (loss)	$(0.10)	$0.87	$1.09

The accompanying notes are an integral part of the consolidated financial statements.

CINEMARK, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)

Years Ended December 31, 2001, 2002 and 2003

	Class A Common Stock		Class B Common Stock						Accumulated
					Additional	Unearned			Other
	Shares		Shares		Paid-in	Compensation	Retained	Treasury	Comprehensive		Comprehensive
	Issued	Amount	Issued	Amount	Capital	Stock Options	Earnings	Stock	Loss	Total	Income (Loss)

BALANCE January 1, 2001	18,438,860	$18,439	20,949,280	$20,949	$38,464,668	$(1,956,944)	$48,717,567	$—	$(36,354,842)	$48,909,837
Net loss	—	—	—	—	—	—	(4,021,268)	—	—	(4,021,268)	$(4,021,268)
Unearned compensation from stock options granted	—	—	—	—	3,423,107	(3,423,107)	—	—	—	—	—
Unearned compensation from stock options forfeited	—	—	—	—	(143,392)	143,392	—	—	—	—	—
Amortization of unearned compensation	—	—	—	—	—	1,010,655	—	—	—	1,010,655	—
Stock options exercised, including tax expense of $1,380,621	1,124,420	1,124	—	—	(1,376,634)	—	—	—	—	(1,375,510)	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	(19,186,458)	(19,186,458)	(19,186,458)

BALANCE December 31, 2001	19,563,280	$19,563	20,949,280	$20,949	$40,367,749	$(4,226,004)	$44,696,299	$—	$(55,541,300)	$25,337,256	$(23,207,726)

Net income	—	—	—	—	—	—	35,475,604	—	—	35,475,604	35,475,604
Unearned compensation from stock options forfeited	—	—	—	—	(17,891)	17,891	—	—	—	—	—
Amortization of unearned compensation	—	—	—	—	—	1,103,155	—	—	—	1,103,155	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	(34,252,160)	(34,252,160)	(34,252,160)

BALANCE December 31, 2002	19,563,280	$19,563	20,949,280	$20,949	$40,349,858	$(3,104,958)	$80,171,903	$—	$(89,793,460)	$27,663,855	$1,223,444

Net income	—	—	—	—	—	—	44,649,513	—	—	44,649,513	44,649,513
Amortization of unearned compensation	—	—	—	—	—	1,079,826	—	—	—	1,079,826	—
Unearned compensation from stock options forfeited	—	—	—	—	(284,877)	284,877	—	—	—	—	—
Stock options exercised, including tax benefit of $203,742	101,200	102	—	—	304,493	—	—	—	—	304,595	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	3,249,038	3,249,038	3,249,038

BALANCE December 31, 2003	19,664,480	$19,665	20,949,280	$20,949	$40,369,474	$(1,740,255)	$124,821,416	$—	$(86,544,422)	$76,946,827	$47,898,551

The accompanying notes are an integral part of the consolidated financial statements.

CINEMARK, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2001, 2002 and 2003

	2001	2002	2003

OPERATING ACTIVITIES
Net income (loss)	$(4,021,268)	$35,475,604	$44,649,513
Noncash items in net income (loss):
Depreciation	70,978,308	65,822,005	64,428,858
Depreciation — assets held for sale	—	309,606	656,458
Amortization of goodwill, intangible and other assets	2,100,109	761,232	656,674
Amortization of goodwill, intangible and other assets — assets held for sale	465,429	—	—
Amortization of foreign advanced rents	2,345,095	1,796,405	1,805,684
Amortized compensation — stock options	1,010,655	1,103,155	1,079,826
Amortization of debt issue costs	2,387,828	2,364,680	2,310,372
Amortization of gain on sale leasebacks	(365,921)	(365,920)	(365,920)
Amortization of debt discount and premium	(28,508)	(28,507)	(972,306)
Amortization of deferred revenues	(8,319,348)	(4,852,905)	(2,622,904)
Loss on impairment of assets	20,723,274	3,869,331	5,049,199
Loss on impairment of assets held for sale	—	—	2,500,000
(Gain) loss on sale of assets and other	12,407,696	469,961	(661,384)
Loss on early retirement of debt	—	—	7,540,269
Deferred lease expenses	2,357,141	2,005,069	2,740,580
Deferred income tax expenses	(18,547,884)	14,886,334	1,862,885
Equity in (income) loss of affiliates	4,471,983	(426,936)	(465,035)
Minority interests in income (loss) of subsidiaries	(162,573)	598,923	3,410,018
Tax benefit (expense) related to common stock issued for options exercised	(1,380,621)	—	203,742
Cumulative effect of an accounting change	—	3,389,779	—
Cash provided by (used for) operating working capital:
Inventories	412,923	(366,883)	(634,772)
Accounts receivable	(2,803,624)	(1,392,201)	(2,998,590)
Prepaid expenses and other	344,837	(847,306)	(1,381,931)
Other assets	4,746,176	6,463,964	(9,848,778)
Advances with affiliates	(1,671,098)	1,191,191	405,082
Accounts payable	2,670,834	(2,338,589)	8,602,356
Accrued liabilities	(4,419,739)	19,350,008	(1,695,914)
Other long-term liabilities	1,391,446	158,063	3,234,062
Income tax receivable/payable	23,927	722,863	6,033,770

Net cash provided by operating activities	87,117,077	150,118,926	135,521,814
INVESTING ACTIVITIES
Additions to theatre properties and equipment	(40,351,680)	(38,031,643)	(51,002,145)
Sale of theatre properties and equipment	6,867,953	2,639,965	3,084,531
Investment in affiliates	(379,373)	—	(3,314)
Dividends/capital returned from affiliates	63,693	641,808	770,062

Net cash used for investing activities	(33,799,407)	(34,749,870)	(47,150,866)
FINANCING ACTIVITIES
Issuance of common stock	5,111	—	100,853
Issuance of senior subordinated notes	—	—	375,225,000
Retirement of senior subordinated notes	—	—	(275,000,000)
Increase in long-term debt	93,236,439	61,748,082	403,516,357
Decrease in long-term debt	(122,574,508)	(148,650,617)	(537,764,968)
Increase in debt issue costs	—	—	(15,622,495)
Increase in minority investment in subsidiaries	11,429,373	454,931	4,573,551
Decrease in minority investment in subsidiaries	(3,604,665)	(9,692,587)	(766,315)

Net cash used for financing activities	(21,508,250)	(96,140,191)	(45,738,017)
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(1,450,191)	(5,709,573)	970,064

INCREASE IN CASH AND CASH EQUIVALENTS	30,359,229	13,519,292	43,602,995
CASH AND CASH EQUIVALENTS:
Beginning of period	19,839,994	50,199,223	63,718,515

End of period	$50,199,223	$63,718,515	$107,321,510

SUPPLEMENTAL INFORMATION (see Note 13)

The accompanying notes are an integral part of the consolidated financial statements.

CINEMARK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.     Summary of Significant Accounting Policies

      Organization — On May 16, 2002, Cinemark, Inc. was formed as the Delaware holding company of Cinemark USA, Inc. Under a share exchange agreement dated May 17, 2002, and after giving effect to a reverse stock split, each outstanding share and option to purchase shares of Cinemark USA, Inc.’s common stock was exchanged for 220 shares and options to purchase shares of Cinemark, Inc.’s common stock. The accompanying financial statements have been revised to reflect the historical financial data of Cinemark USA, Inc. as though it were the financial data of Cinemark, Inc. All share and per share, amounts have been adjusted to retroactively reflect the share exchange and reverse stock split for all periods presented.

      Business — Cinemark, Inc. and subsidiaries (the “Company”) is one of the leaders in the motion picture exhibition industry that owns or leases and operates motion picture theatres in the United States (“U.S.”), Canada, Mexico, Argentina, Brazil, Chile, Ecuador, Peru, Honduras, El Salvador, Nicaragua, Costa Rica, Panama, Colombia and the United Kingdom. The Company also manages additional theatres in the U.S. and provides management services for one theatre in Taiwan at December 31, 2003.

      Principles of Consolidation — The consolidated financial statements include the accounts of Cinemark, Inc. and subsidiaries. Majority-owned subsidiaries that the Company has control of are consolidated while those subsidiaries of which the Company owns between 20% and 50% and does not control are accounted for as affiliates under the equity method. The results of these subsidiaries and affiliates are included in the financial statements effective with their formation or from their dates of acquisition. Significant intercompany balances and transactions are eliminated in consolidation. Certain reclassifications have been made to the 2001 and 2002 financial statements to conform to the 2003 presentation.

      Cash and Cash Equivalents — Cash and cash equivalents consist of operating funds held in financial institutions, petty cash held by the theatres and highly liquid investments with remaining maturities of three months or less when purchased.

      Inventories — Concession and theatre supplies inventories are stated at the lower of cost (first-in, first-out method) or market.

      Theatre Properties and Equipment — Theatre properties and equipment are stated at cost less accumulated depreciation and amortization. Property additions include the capitalization of $215,704, $0 and $233,582 of interest incurred during the development and construction of theatres in 2001, 2002 and 2003, respectively. Depreciation is provided using the straight-line method over the estimated useful lives of the assets as follows: buildings — 40 years; theatre furniture and equipment — 5 to 15 years. Amortization of leasehold interests and improvements is provided using the straight-line method over the lesser of the lease period or the estimated useful lives of the leasehold interests and improvements. The Company evaluates theatre properties and equipment for impairment in conjunction with the preparation of its quarterly consolidated financial statements or whenever events or changes in circumstances indicate the carrying amount of the assets may not be fully recoverable. When estimated undiscounted cash flows will not be sufficient to recover an asset’s carrying amount, an impairment review is performed in which the Company compares the carrying value of the asset with its fair value, which is determined based on estimated cash flows. When estimated fair value is determined to be lower than the carrying value of the asset, the asset is written down to its estimated fair value.

      Goodwill and Other Intangible Assets — The excess of cost over the fair values of the net assets of theatre businesses acquired, less accumulated amortization, goodwill impairment charges and cumulative foreign currency translation adjustments, is recorded as goodwill. For financial reporting purposes through December 31, 2001, goodwill was amortized primarily over 10 to 20 year periods, which approximated the remaining lease terms of the businesses acquired. In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets”, beginning January 1, 2002, goodwill is no longer being amortized, but instead is being tested for impairment at least annually or whenever events

CINEMARK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

or changes in circumstances indicate the carrying value may not be recoverable. Factors considered include significant underperformance relative to historical or projected business and significant negative industry or economic trends. Goodwill impairment is evaluated using a two-step approach requiring the Company to compute the fair value of a reporting unit and compare it with its carrying value, including goodwill. If the carrying value of the reporting unit exceeds its fair value, a second step would be performed to measure the potential goodwill impairment. The Company performed its annual goodwill impairment evaluation as of December 31, 2003. Intangible assets consist of capitalized licensing fees, which are amortized using the straight-line method over fifteen years, and other intangible assets, which, if of a definite-lived nature, are amortized over the terms of the underlying agreements. In accordance with SFAS No. 142, intangible assets with indefinite lives are no longer being amortized, but instead are being tested for impairment at least annually or whenever events or changes in circumstances indicate the carrying value may not be recoverable. The Company performed its annual impairment evaluation of indefinite-lived intangible assets as of December 31, 2003.

      Deferred Charges and Other — Deferred charges and other consists of debt issue costs, foreign advanced rents, construction advances and other deposits, equipment to be placed in service and other assets. Debt issue costs are amortized using the straight-line method over the primary financing terms of the related debt agreement. Foreign advanced rents represent advance rental payments for long-term foreign leases. These payments are recognized to facility lease expense generally over 10 to 20 years as leased facilities are utilized.

      Deferred Lease Expenses — Certain of the Company’s leases provide for escalating rent payments throughout the lease term. Deferred lease expense is recognized to account for lease expense on a straight-line basis, where lease payments are not made on such basis.

      Deferred Revenues — Advances collected on long-term screen advertising and concession contracts are recorded as deferred revenues. In accordance with the terms of the agreements, the advances collected on screen advertising contracts are recognized as other revenues during the period in which the revenue is earned based primarily on the Company’s attendance counts or screenings, which may differ from the period in which the advances are collected. In accordance with the terms of the agreements, the advances collected on concession contracts are recognized as a reduction in concession supplies expense during the period in which earned which may differ from the period in which the advances are collected.

      Revenue and Expense Recognition — Revenues are recognized when admissions and concession sales are received at the box office and screen advertising is shown at the theatres. The Company records proceeds from the sale of gift cards and other advanced sale-type certificates in current liabilities and recognizes admissions and concession revenue when a holder redeems the card or certificate. The Company recognizes unredeemed gift cards and other advanced sale-type certificates as revenue only after such a period of time indicates, based on historical experience, the likelihood of redemption is remote. Film rental costs are accrued based on the applicable box office receipts and either the mutually agreed upon firm terms or estimates of the final settlement depending on the film licensing arrangement. Estimates are based on the expected success of a film over the length of its run. The success of a film can typically be determined a few weeks after a film is released when initial box office performance of the film is known. Accordingly, final settlements typically approximate estimates since box office receipts are known at the time the estimate is made and the expected success of a film over the length of its run can typically be estimated early in the film’s run. The final film settlement amount is negotiated at the conclusion of the film’s run based upon how a film actually performs. If actual settlements are higher than those estimated, additional film rental costs are recorded at that time. When participating in co-operative advertising, the Company shares the total advertising costs to promote a film with the film distributor as negotiated and the Company’s advertising expenses are presented net of the portion of advertising costs reimbursed to the Company, which equaled $443,383 and $18,995 for the years ended December 31, 2001 and 2002, respectively. The Company did not receive any such reimbursements

CINEMARK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

during the year ended December 31, 2003. The Company recognizes advertising costs and any sharing arrangements with film distributors in the same accounting period. Advertising costs borne by the Company are expensed as incurred. Advertising expenses for the years ended December 31, 2001, 2002 and 2003 totaled $14,622,336, $14,044,540, and $14,495,105, respectively.

      Stock Option Accounting — The Company applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for the Company’s stock option plans. Had compensation costs for the Company’s stock option plans been determined based on the fair value at the date of grant for awards under the plans, consistent with SFAS No. 123, “Accounting for Stock-Based Compensation” and SFAS No. 148, “Accounting for Stock-Based Compensation Transition and Disclosure”, the Company’s net income (loss) and earnings (loss) per share would have been reduced to the pro-forma amounts indicated below:

	Years Ended December 31,

	2001	2002	2003

Net income (loss) as reported	$(4,021,268)	$35,475,604	$44,649,513
Compensation expense included in reported net income (loss), net of tax	1,010,655	1,103,155	1,079,826
Compensation expense under fair-value method, net of tax	(1,339,747)	(1,363,626)	(1,426,625)

Pro-forma net income (loss)	$(4,350,360)	$35,215,133	$44,302,714

Basic earnings (loss) per share:
As reported	$(0.10)	$0.88	$1.10
Pro-forma	$(0.11)	$0.87	$1.09
Diluted earnings (loss) per share:
As reported	$(0.10)	$0.87	$1.09
Pro-forma	$(0.11)	$0.87	$1.09

      The weighted average fair value per share of stock options granted in 2001 was $10.01 (all of which had exercise prices less than market value at the date of grant). No stock options were granted in 2002. The weighted average fair value per share of stock options granted in 2003 was $12.76 (all of which had an exercise price equal to the market value at the date of grant). The following assumptions were used in the calculation of fair value: dividend yield of 0 percent; an expected life of 6.5 years; expected volatility of approximately 39 percent; and risk-free interest rates of 5.09 percent in 2001 and 3.29 percent in 2003.

      Income Taxes — The Company uses an asset and liability approach to financial accounting and reporting for income taxes. Deferred income taxes are provided when tax laws and financial accounting standards differ with respect to the amount of income for a year and the bases of assets and liabilities. A valuation allowance is recorded to reduce the carrying amount of deferred tax assets unless it is more likely than not that such assets will be realized. Income taxes are provided on unremitted earnings from foreign subsidiaries unless such earnings are expected to be indefinitely reinvested. Income taxes have also been provided for potential tax assessments and the related tax accruals are in the consolidated balance sheets. To the extent tax accruals differ from actual payments or assessments, the accruals will be adjusted.

      Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. Actual results could differ from those estimates.

CINEMARK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Derivative Instruments — The Company adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” and its related amendments in its fiscal year beginning January 1, 2001. SFAS No. 133 establishes accounting and reporting standards for derivative instruments that require every derivative to be recorded on the balance sheet as an asset or liability measured at its fair value. The statement also defines the accounting for the change in the fair value of derivatives depending on their intended use. The Company’s derivative activity is not material to its financial position or results of operations for the periods presented.

      Foreign Currency Translations — The assets and liabilities of the Company’s foreign subsidiaries are translated into U.S. dollars at current exchange rates as of the balance sheet date, and revenues and expenses are translated at average monthly exchange rates. The resulting translation adjustments are recorded as a separate component of stockholders’ equity.

      Fair Values of Financial Instruments — Fair values of financial instruments are estimated by the Company using available market information and other valuation methods. Values are based on available market quotes or estimates using a discounted cash flow approach based on the interest rates currently available for similar instruments. The fair values of financial instruments for which estimated fair value amounts are not specifically presented are estimated to approximate the related recorded values.

2.     New Accounting Pronouncements

      In January 2003, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”), which requires that all primary beneficiaries of Variable Interest Entities (“VIE”) consolidate that entity. FIN 46 is effective immediately for VIEs created after January 31, 2003 and to VIEs in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003 to VIEs in which an enterprise holds a variable interest it acquired prior to February 1, 2003. In December 2003, the FASB published a revision to FIN 46 (“FIN 46R”) to clarify some of the provisions of the interpretation and to defer the effective date of implementation for certain entities. Under the guidance of FIN 46R, entities that do not have interests in structures that are commonly referred to as special purpose entities are required to apply the provisions of the interpretation in financial statements for periods ending after March 15, 2004. The Company does not have interests in special purpose entities and will apply the provisions of FIN 46R with its first quarter 2004 consolidated financial statements. The Company believes the adoption of FIN 46R will not have a material impact on the consolidated financial statements.

      In April 2003, the FASB issued SFAS No. 149, “Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities.” SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. Adoption of SFAS No. 149 did not have a material impact on the Company’s consolidated financial statements.

      In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.” SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of these instruments were previously classified as temporary equity. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise effective at the beginning of the first interim period beginning after June 15, 2003. Adoption of SFAS No. 150 did not have a material impact on the Company’s consolidated financial statements.

CINEMARK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.     Acquisitions

      During 2003, the Company accounted for its 50% investment in Interstate Theatres, L.L.C. under the equity method of accounting. On December 31, 2003, the Company purchased the remaining 50% interest in Interstate Theatres, L.L.C, which owns 80% of Interstate Theatres II, L.L.C. The Company accounted for the purchase as a step acquisition. The total purchase price of $1,500,000 was allocated to theatre properties and equipment ($404,083), working capital ($65,515), and goodwill ($1,030,402). The Company’s consolidated balance sheet at December 31, 2003 reflects the assets and liabilities of Interstate Theatres, L.L.C. and its subsidiary. Beginning January 1, 2004, results of operations for Interstate Theatres, L.L.C. and its subsidiary will be included in the consolidated results of operations for the Company.

      On December 31, 2003, the Company purchased Mitchell Theatres, Inc., which was 100% owned by members of Lee Roy Mitchell’s family (a related party to the Company). The total purchase price of $681,034 included the assumption of $156,000 in outstanding debt, which was immediately paid off at the time of purchase. The Company’s consolidated balance sheet at December 31, 2003 reflects the assets and liabilities of Mitchell Theatres, Inc., which consisted of a working capital deficit of $137,511 and theatre property and equipment of $818,545. Beginning January 1, 2004, results of operations for Mitchell Theatres, Inc. will be included in the consolidated results of operations for the Company.

4.     Earnings (Loss) Per Share

      Earnings (loss) per share are computed using the weighted average number of shares of Class A and Class B common stock outstanding during each period. The following table sets forth the computation of basic and diluted earnings (loss) per share:

	Years Ended December 31,

	2001	2002	2003

Income (loss) from continuing operations before cumulative effect of an accounting change	$(3,462,608)	$40,516,277	$47,588,372

Basic:
Weighted average common shares outstanding	39,496,820	40,512,560	40,516,078

Income (loss) from continuing operations before cumulative effect of an accounting change per common share	$(0.09)	$1.00	$1.17

Diluted:
Weighted average common shares outstanding	39,496,820	40,512,560	40,516,078
Common equivalent shares for stock options	—	112,611	278,835

Weighted average common and common equivalent shares outstanding	39,496,820	40,625,171	40,794,913

Income (loss) from continuing operations before cumulative effect of an accounting change per common and common equivalent share	$(0.09)	$1.00	$1.17

      Basic income (loss) per share is computed by dividing the income (loss) by the weighted average number of shares of all classes of common stock outstanding during the period. Diluted income (loss) per share is computed by dividing the income (loss) by the weighted average number of shares of all classes of common stock outstanding and potential issuable common stock outstanding using the treasury stock method.

CINEMARK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The effect of the options to purchase common stock is excluded from the computation of diluted income (loss) per share if their effect is antidilutive. At December 31, 2001, options to purchase 2,338,600 shares of common stock (calculated on a weighted average for the year basis) have been excluded from the diluted income (loss) per share calculation, as their effect would have been antidilutive. See Note 12 for additional disclosures regarding the Company’s capital stock and related stock option plans.

5.     Goodwill and Other Intangible Assets

      The Company adopted SFAS No. 142, “Goodwill and Other Intangible Assets,” effective January 1, 2002 and as such, the Company’s goodwill and other intangible assets that have been deemed to have indefinite lives are no longer being amortized, but instead are being tested for impairment at least annually or whenever events or changes in circumstances indicate the carrying value may not be recoverable. As of January 1, 2002, the Company performed the required transitional impairment tests of goodwill and other intangible assets with indefinite useful lives, and as a result, recorded impairment charges of $3,325,611 and $64,168, respectively. These charges are reflected as a cumulative effect of a change in accounting principle in the consolidated statement of operations for the year ended December 31, 2002.

      The following table shows the impact of SFAS No. 142, had it been applied as of January 1, 2001, on reported net loss and loss per share for the year ended December 31, 2001.

		Basic/Diluted
	Net Loss	Loss per Share

Loss before cumulative effect of an accounting change as reported	$(4,021,268)	$(0.10)
Add back amortization:
Goodwill	1,701,786	0.04
Indefinite life intangible assets	33,528	0.00

Adjusted net loss	$(2,285,954)	$(0.06)

      The Company’s goodwill is as follows:

	U.S.	Argentina	Chile	Peru	Total

Balance at December 31, 2001	$5,308,738	$4,269,110	$2,931,106	$2,616,000	$15,124,954
Adoption of SFAS No. 142 (included in cumulative effect of a change in accounting principle)	(27,226)	(3,298,385)	—	—	(3,325,611)
Impairment loss	—	(558,398)	—	—	(558,398)
Foreign currency translation adjustment	—	(204,330)	(231,155)	(53,616)	(489,101)

Balance at December 31, 2002	5,281,512	207,997	2,699,951	2,562,384	10,751,844

Interstate Theatres, L.L.C. acquisition	1,030,402	—	—	—	1,030,402
Impairment loss	—	—	(196,235)	(62,820)	(259,055)
Foreign currency translation adjustment	—	30,829	490,213	38,862	559,904

Balance at December 31, 2003	$6,311,914	$238,826	$2,993,929	$2,538,426	$12,083,095

CINEMARK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Intangible assets at December 31 consisted of the following:

	2002	2003

Capitalized licensing fees	$9,000,000	$9,000,000
Other intangible assets	—	442,561
Less: Accumulated amortization	(1,066,667)	(1,593,430)

Amortized intangible assets	7,933,333	7,849,131
Unamortized intangible assets	16,163	16,163

Total	$7,949,496	$7,865,294

      Aggregate amortization expense of $656,674 for the year ended December 31, 2003 consisted of $526,763 of amortization of intangible assets and $129,911 of amortization of other assets. Estimated aggregate future amortization expense for intangible assets is as follows:

For the year ended December 31, 2004	$526,972
For the year ended December 31, 2005	526,972
For the year ended December 31, 2006	526,972
For the year ended December 31, 2007	526,972
For the year ended December 31, 2008	526,972
Thereafter	5,214,271

Total	$7,849,131

6.     Long-Lived Assets

      In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the Company reviews long-lived assets for impairment on a quarterly basis or whenever events or changes in circumstances indicate the carrying amount of the assets may not be fully recoverable.

      The Company considers actual theatre level cash flow, future years budgeted theatre level cash flow, theatre property and equipment values, goodwill values, the age of a recently built theatre, competitive theatres in the marketplace, the sharing of a market with other Company theatres, changes in foreign currency exchange rates, the impact of recent ticket price changes and other factors in its assessment of impairment of individual theatre assets. Assets are evaluated on an individual theatre basis or a group of theatres that share the same marketplace, which the Company believes is the lowest applicable level for which there are identifiable cash flows. The evaluation is based on the estimated undiscounted cash flows from continuing use through the remainder of the theatre’s useful life. The remainder of the useful life correlates with the available remaining lease period for leased properties and a period of twenty years for fee owned properties. If the estimated undiscounted cash flows are not sufficient to recover an asset’s carrying amount, an impairment review is performed in which the Company compares the carrying value of the asset with its fair value, which is determined based on estimated cash flows. When estimated fair value is determined to be lower than the carrying value of the asset, the asset is written down to its estimated fair value.

CINEMARK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Company’s asset impairment losses are summarized in the following table:

	Years Ended December 31,

Theatre Properties and Equipment	2001	2002	2003

United States
Theatre properties	$(16,310,524)	$(1,576,781)	$(820,493)
Land parcels	(2,700,000)	(242,380)	(2,200,000)
Brazil theatre properties	(1,712,750)	—	—
Chile theatre properties	—	(1,268,394)	(529,300)
El Salvador theatre properties	—	(223,378)	—
Mexico theatre properties	—	—	(1,240,351)

Subtotal	(20,723,274)	(3,310,933)	(4,790,144)
Goodwill (Note 5)	—	(558,398)	(259,055)

Total asset impairment loss	$(20,723,274)	$(3,869,331)	$(5,049,199)

7.     Deferred Charges and Other

      Deferred charges and other at December 31 consisted of the following:

	2002	2003

Debt issue costs	$12,792,545	$15,952,916
Less: Accumulated amortization	(7,948,096)	(2,068,842)

Subtotal	4,844,449	13,884,074
Foreign advanced rents	8,606,655	6,797,228
Construction advances and other deposits	1,433,774	1,507,297
Equipment to be placed in service	2,578,177	3,089,228
Other	1,218,745	4,733,936

Total	$18,681,800	$30,011,763

      During 2003, the Company was involved in long-term debt refinancing that resulted in the early retirement of its then existing Credit Facility, the Cinema Properties Facility, and $275 million principal amount of senior subordinated notes. The Company recorded a loss on early retirement of debt of $7,540,269 which included the write-off of $4,262,540 of debt issue costs, net of accumulated amortization. As part of the long-term debt refinancing, the Company entered into a new senior secured credit facility and issued $360 million principal amount of new senior subordinated notes. The Company capitalized $15,622,495 of new debt issue costs related to these new financing agreements during 2003.

CINEMARK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

8.     Long-Term Debt

      Long-term debt at December 31 consisted of the following:

	2002	2003

Cinemark USA, Inc. 9% Senior Subordinated Notes due 2013	$—	$374,208,262
Cinemark USA, Inc. 9 5/8% Senior Subordinated Notes due 2008	275,717,500	—
Cinemark USA, Inc. 8 1/2% Senior Subordinated Notes due 2008	104,441,667	104,541,667
Cinemark USA, Inc. Term Loan	—	164,175,000
Cinemark USA, Inc. Revolving Credit Facility of $350,000,000	189,000,000	—
Cinemark Mexico (USA), Inc. Revolving Credit Facility of $30,000,000	23,000,000	—
Cinema Properties, Inc. Credit Facility	77,000,000	—
Cinemark Brasil S.A. Notes Payable with Bank	8,007,269	3,457,264
Cinemark Chile S.A. Notes Payable with Bank	8,422,414	8,066,837
Other long-term debt	6,997,987	3,981,951

Total long-term debt	692,586,837	658,430,981
Less current portion	30,190,449	6,744,842

Long-term debt, less current portion	$662,396,388	$651,686,139

     New Senior Subordinated Notes Issuance and Retirement of Outstanding Senior Subordinated Notes

      On February 11, 2003, the Company issued $150 million principal amount of 9% Senior Subordinated Notes due 2013, which are referred to elsewhere herein as the “original 9% notes”. On May 7, 2003, the Company issued an additional $210 million of 9% Senior Subordinated Notes due 2013, which are referred to elsewhere herein as the “new 9% notes”. The original 9% notes and the new 9% notes constitute a single class of debt securities under the indenture and are together referred to herein as the “existing 9% notes”. In July 2003, the Company completed an offer to exchange $360 million principal amount of 9% senior subordinated notes due 2013 (also referred to herein as the “existing 9% notes”), which were registered under the Securities Act of 1933, as amended, for a like principal amount of the existing 9% notes. Interest is payable on February 1 and August 1 of each year, beginning August 1, 2003. The existing 9% notes mature on February 1, 2013. The net proceeds of $145.9 million from the issuance of the original 9% notes were used to repay a portion of the Company’s then existing Credit Facility. The net proceeds of $226.7 million from the issuance of the new 9% notes, which included a premium of $15.2 million, and additional borrowings under the Company’s senior secured credit facility were utilized to fund the purchase on May 16, 2003 of approximately $233 million principal amount of outstanding 9 5/8% Senior Subordinated Notes tendered as of midnight on May 15, 2003 pursuant to a tender offer announced on April 18, 2003.

      On September 18, 2003, the Company redeemed the remaining $42 million principal amount of outstanding 9 5/8% Senior Subordinated Notes utilizing the net proceeds of its senior secured credit facility term loan that was amended on August 18, 2003, along with additional borrowings under the $75 million five-year revolving credit line.

      The Company may redeem all or part of the existing 9% notes on or after February 1, 2008. Prior to February 1, 2006, the Company may redeem up to 35% of the aggregate principal amount of the existing 9% notes from the proceeds of certain equity offerings.

CINEMARK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     Senior Subordinated Notes

      As of December 31, 2003, the Company had outstanding two issues of senior subordinated notes: (1) $105 million principal amount of 8 1/2% Series B Senior Subordinated Notes due 2008; and (2) $360 million principal amount of 9% Senior Subordinated Notes due 2013. Interest on each issue is payable on February 1 and August 1 of each year.

      The indentures governing the senior subordinated notes contain covenants that limit, among other things, dividends, transactions with affiliates, investments, sale of assets, mergers, repurchases of the Company’s capital stock, liens and additional indebtedness. Upon a change of control, the Company would be required to make an offer to repurchase the senior subordinated notes at a price equal to 101% of the principal amount outstanding plus accrued and unpaid interest through the date of repurchase. The indentures governing the senior subordinated notes allow us to incur additional indebtedness if the Company satisfies the coverage ratio specified in each indenture, after giving effect to the incurrence of the additional indebtedness, and in certain other circumstances.

      The senior subordinated notes are general, unsecured obligations and are subordinated in right of payment to the senior secured credit facility or other senior indebtedness. The notes are guaranteed by certain of the Company’s domestic subsidiaries. The guarantees are subordinated to the senior debt of the subsidiary guarantors and rank pari passu with the senior subordinated debt of the Company’s guarantor subsidiaries. The notes are effectively subordinated to the indebtedness and other liabilities of the Company’s non-guarantor subsidiaries. The senior subordinated notes are guaranteed by certain of the Company’s domestic subsidiaries on a senior subordinated basis.

     New Senior Secured Credit Facility

      On February 14, 2003, the Company entered into a new senior secured credit facility consisting of a $75 million five-year revolving credit line and a $125 million term loan with Lehman Commercial Paper, Inc. for itself and as administrative agent for a syndicate of lenders. The senior secured credit facility provides for incremental term loans of up to $100 million. The net proceeds from the senior secured credit facility were used to repay, in full, the then existing Credit Facility and the Cinema Properties Facility. The term loan matures on March 31, 2008, but will be extended to March 31, 2009, if on or prior to May 31, 2007 the maturity of the Company’s existing senior subordinated notes are extended beyond September 30, 2009.

      On August 18, 2003, the Company amended its senior secured credit facility to provide a $165 million term loan expiring on March 31, 2008 subject to the extensions noted above as permitted by the senior secured credit facility. The amended senior secured credit facility provides for incremental term loans of up to $60 million. The net proceeds of the $165 million term loan and additional borrowings under the $75 million five-year revolving credit line were used to (i) repay $124.7 million of term loans outstanding under the Company’s senior secured credit facility and (ii) redeem on September 18, 2003 the remaining $42 million principal amount of the Company’s outstanding 9 5/8% Senior Subordinated Notes due 2008.

      Under the amended term loan, principal payments of $412,500 are due each calendar quarter through March 31, 2007 and increase to $39,703,125 each calendar quarter from June 30, 2007 to maturity at March 31, 2008. The amended term loan bears interest, at the Company’s option, at: (A) the base rate plus a margin of 1.50% or (B) the eurodollar rate plus a margin of 2.50%. The margin applicable to base rate loans ranges from 1.25% per annum to 1.50% per annum and the margin applicable to eurodollar rate loans ranges from 2.25% per annum to 2.50% per annum based upon the Company achieving certain ratios of debt to consolidated EBITDA (as defined in the senior secured credit facility).

      Borrowings under the revolving credit line bear interest, at the Company’s option, at: (A) a margin of 2.00% per annum plus a “base rate” equal to the higher of (i) the prime lending rate as set forth on the British Banking Association Telerate page 5 or (ii) the federal funds effective rate from time to time plus

CINEMARK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

0.50%, or (B) a “eurodollar rate” equal to the rate at which eurodollar deposits are offered in the interbank eurodollar market for terms of one, two, three or six, or (if available to all lenders in their sole discretion) nine or twelve months, as selected by the Company, plus a margin of 3.00% per annum. The margin applicable to base rate loans ranges from 1.25% per annum to 2.00% per annum and the margin applicable to eurodollar rate loans ranges from 2.25% per annum to 3.00% per annum based upon the Company achieving certain ratios of debt to consolidated EBITDA (as defined in the senior secured credit facility).

      The senior secured credit facility is guaranteed by the guarantors of the senior subordinated notes and is secured by mortgages on certain fee and leasehold properties and security interests on certain personal and intangible property, including without limitation, pledges of all of the capital stock of certain domestic subsidiaries and 65% of the voting stock of certain of the Company’s foreign subsidiaries. Under the senior secured credit facility, the Company is required to maintain specified levels of fixed charge coverage and set limitations on its leverage ratios. The Company is limited in its ability to pay dividends and in its ability to incur additional indebtedness and liens and, following the issuance of certain types of indebtedness or the disposition of assets, subject to certain exceptions, the Company would be required to apply certain of the proceeds to repay amounts outstanding under the senior secured credit facility. The senior secured credit facility also contains certain other covenants and restrictions customary in credit agreements of this kind.

      At December 31, 2003, there was $164,175,000 outstanding under the term loan and no outstanding revolver borrowings. The Company had $74,931,443 available for borrowing under the revolving credit line, giving effect to a $68,557 letter of credit outstanding. The effective interest rate on outstanding borrowings under the senior secured credit facility at December 31, 2003 was 3.7% per annum.

     Cinemark USA Revolving Credit Facility

      In February 1998, the Company entered into a reducing revolving credit facility (the “Credit Facility”) with a group of banks for which Bank of America, N.A. acted as administrative agent. The Credit Facility provided for an initial commitment of $350 million which was automatically reduced each quarter by 2.5%, 3.75%, 5.0%, 6.25% and 6.25% of the aggregate $350 million in 2001, 2002, 2003, 2004 and 2005, respectively, until maturity in 2006. As of December 31, 2002, the aggregate commitment available to the Company was $262.5 million. The Company prepaid a portion of the indebtedness outstanding under the Credit Facility on February 11, 2003 with the net proceeds of the issuance of the original 9% notes. The Credit Facility was repaid in full on February 14, 2003 from the net proceeds of the Company’s new senior secured credit facility.

     Cinemark Mexico Revolving Credit Facility

      In November 1998, Cinemark Mexico (USA), Inc. executed a credit agreement with Bank of America National Trust and Savings Association (the “Cinemark Mexico Credit Agreement”). The Cinemark Mexico Credit Agreement was a revolving credit facility and provided for a loan to Cinemark Mexico of up to $30 million in the aggregate. Cinemark Mexico was required to make principal payments of $0.5 million in each of the third and fourth quarters of 2001, $1.5 million per quarter in 2002 with the remaining principal outstanding of $23 million due in January 2003. On January 15, 2003, the Cinemark Mexico Credit Agreement was paid in full.

     Cinema Properties Credit Facility

      In December 2000, Cinema Properties, Inc., a wholly owned subsidiary that was not subject to restrictions imposed by the Credit Facility or the indentures governing the Senior Subordinated Notes, borrowed $77 million under a 3-year term loan from Lehman Brothers Bank, FSB (the “Cinema Properties Facility”), which was originally scheduled to mature on December 31, 2003. In 2002, the Cinema Properties Facility was amended, which among other things, extended the maturity date one year to December 31, 2004

CINEMARK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

and eliminated the lender’s discretionary right to require Cinema Properties, Inc. to make $1.5 million principal payments in the third and fourth quarters of 2002. The $77 million Cinema Properties Facility was repaid in full on February 14, 2003 from the net proceeds of the Company’s new senior secured credit facility. Simultaneously, with such repayment, Cinema Properties, Inc. and its shareholders were merged with and into the Company.

     Cinemark Brasil Notes Payable

      Cinemark Brasil S.A. currently has three main types of funding sources executed with local and international banks. These include:

(1) BNDES (Banco Nacional de Desenvolvimento Econômico e Social (the Brazilian National Development Bank)) credit line in the U.S. dollar equivalent in Brazilian reais of US$3.8 million executed in October 1999 with a term of 5 years (with a nine month grace period) and accruing interest at a BNDES basket rate, which is a multiple currency rate based on the rate at which the bank borrows, plus a spread amounting to 14.5%;

(2) BNDES credit line in the U.S. dollar equivalent in Brazilian reais of US$1.9 million executed in November 2001 with a term of 5 years (with a one year grace period) and accruing interest at a BNDES basket rate plus a spread amounting to 13.8%; and

(3) Project developer financing executed with two engineering companies in September 2000 in the amount of US$1.8 million with a term of 5 years (with a nine month grace period) and accruing interest at a rate of TJLP+5% (Taxa de Juros de Longo Prazo (a long term interest rate published by the Brazilian government)).

      These sources are secured by a variety of instruments, including comfort letters from Cinemark International, L.L.C., promissory notes for up to 130% of the value, a revenue reserve account and equipment collateral. A fourth funding source (import financing executed with Banco ABC Brasil) was paid in full during the second quarter of 2003. As of December 31, 2003, an aggregate of $3,457,264 was outstanding and the effective interest rate on such borrowings was 14.3% per annum.

     Cinemark Chile Notes Payable

      On March 26, 2002, Cinemark Chile S.A. entered into a Debt Acknowledgment, Rescheduling and Joint Guarantee and Co-Debt Agreement with Scotiabank Sud Americano and three local banks. Under this agreement, Cinemark Chile S.A. borrowed the U.S. dollar equivalent of approximately $10.6 million in Chilean pesos (adjusted for inflation pursuant to the Unidades de Fomento). Cinemark Chile S.A. is required to make 24 equal quarterly installments of principal plus accrued and unpaid interest, commencing March 27, 2002. The indebtedness is secured by a first priority commercial pledge of the shares of Cinemark Chile S.A., a chattel mortgage over Cinemark Chile’s personal property and by guarantees issued by Cinemark International, L.L.C. and Chile Films S.A., whose owners are shareholders of Cinemark Chile S.A. The agreement requires Cinemark Chile S.A. to maintain certain financial ratios and contains other restrictive covenants typical for agreements of this type such as a limitation on dividends. Funds borrowed under this agreement bear interest at the 90 day TAB Banking rate (360 day TAB Banking rate with respect to one of the four banks) as published by the Association of Banks and Financial Institutions Act plus 2%. As of December 31, 2003, $8,066,837 was outstanding and the effective interest rate on such borrowings was 6.4% per annum.

CINEMARK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Company’s long-term debt at December 31, 2003 matures as follows:

2004	$6,744,842
2005	6,934,548
2006	4,445,326
2007	121,853,212
2008	144,244,791
Thereafter	374,208,262

$658,430,981

      The estimated fair value of the Company’s long-term debt of $658.4 million at December 31, 2003 was approximately $653.5 million. Such amounts do not include prepayment penalties which would be incurred upon the early extinguishment of certain debt issues.

      As of December 31, 2003, the Company was in full compliance with all agreements governing its outstanding debt.

      Debt issue costs of $15,952,916, net of accumulated amortization of $2,068,842, related to the Senior Subordinated Notes, the Senior Secured Credit Facility and other debt agreements, are included in deferred charges and other on the consolidated balance sheet at December 31, 2003.

9.	Foreign Currency Translation

      The accumulated other comprehensive loss account in stockholders’ equity of $89,793,460 and $86,544,422 at December 31, 2002 and 2003, respectively, primarily relates to the cumulative foreign currency adjustments from translating the financial statements of Cinemark Argentina, S.A., Cinemark Brasil S.A. and Cinemark de Mexico, S.A. de C.V. into U.S. dollars.

      In 2002 and 2003, all foreign countries where the Company has operations, including Argentina, Brazil and Mexico were deemed non-highly inflationary. Thus, any fluctuation in the currency results in a cumulative foreign currency translation adjustment to the accumulated other comprehensive loss account recorded as an increase in, or reduction of, stockholders’ equity.

      On December 31, 2003, the exchange rate for the Argentine peso was 2.9 pesos to the U.S. dollar (the exchange rate was 3.4 pesos to the U.S. dollar at December 31, 2002). As a result, the effect of translating the 2003 Argentine financial statements into U.S. dollars is reflected as a cumulative foreign currency translation adjustment to the accumulated other comprehensive loss account as an increase in stockholders’ equity of $1,950,360. At December 31, 2003, the total assets of the Company’s Argentine subsidiaries were U.S. $15,812,163.

      On December 31, 2003, the exchange rate for the Brazilian real was 2.9 reais to the U.S. dollar (the exchange rate was 3.5 reais to the U.S. dollar at December 31, 2002). As a result, the effect of translating the 2003 Brazilian financial statements into U.S. dollars is reflected as a cumulative foreign currency translation adjustment to the accumulated other comprehensive loss account as an increase in stockholders’ equity of $4,064,477. At December 31, 2003, the total assets of the Company’s Brazilian subsidiaries were U.S. $60,027,230.

      On December 31, 2003, the exchange rate for the Mexican peso was 11.2 pesos to the U.S. dollar (the exchange rate was 10.4 pesos to the U.S. dollar at December 31, 2002). As a result, the effect of translating the 2003 Mexican financial statements into U.S. dollars is reflected as a cumulative foreign currency translation adjustment to the accumulated other comprehensive loss account as a reduction of stockholders’

CINEMARK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

equity of $6,237,782. At December 31, 2003, the total assets of the Company’s Mexican subsidiaries were U.S. $85,537,546.

10.	Investments in and Advances to Affiliates

      The Company had the following investments in and advances to affiliates at December 31:

	2002	2003

Entertainment Amusement Enterprises, Inc. — investment, at equity	$1,039,371	$1,031,537
Brainerd Ltd. — investment, at equity	326,995	265,015
Cinemark Theatres Alberta, Inc. — investment, at equity	233,219	218,928
Fandango, Inc. — investment, at cost	171,000	171,000
Cinemark — Core Pacific, Ltd. (Taiwan) — investment, at cost	337,984	337,984
Other	932,371	309,681

Total	$3,040,940	$2,334,145

      In January 2004, the Company’s 50% investment in Entertainment Amusement Enterprises, Inc. was sold for $1,500,000. The Company received proceeds of $1,250,000 in cash and a three-year $250,000 note, resulting in a gain of $468,463 recognized in January 2004.

11.	Minority Interests in Subsidiaries

      Minority ownership interests in subsidiaries of the Company are as follows at December 31:

	2002	2003

Cinemark Brasil S.A. — 47.2% interest	$13,214,372	$17,995,060
Cinemark Partners II — 49.2% interest	6,764,400	7,653,855
Cinemark Equity Holdings Corp. (Central America) — 49.9% interest	2,576,878	2,989,475
Cinemark Colombia, S.A. — 49.0% interest	1,618,295	1,788,474
Cinemark del Ecuador, S.A. — 40.0% interest	1,099,261	935,171
Cinemark de Mexico, S.A. de C.V. — 5.0% interest	1,141,948	1,391,224
Greeley Ltd. — 49.0% interest	—	830,416
Others	299,775	348,508

Total	$26,714,929	$33,932,183

12.	Capital Stock

      Common and Preferred Stocks — Class A and Class B common stockholders are entitled to vote together as a class on all matters submitted to a vote of the Company’s stockholders, except that the holders of Class A common stock are entitled to one vote for each share held and the holders of Class B common stock are entitled to ten votes for each share held. Other than these voting rights, the holders of Class A common stock and Class B common stock have identical rights and privileges in every respect. Each share of Class B common stock is convertible into one share of Class A common stock at the option of the holder or automatically upon a transfer of the holder’s Class B common stock, other than to certain transferees. The Company’s common stockholders do not have cumulative voting rights. Subject to the rights of holders of any then outstanding shares of the Company’s preferred stock, the Company’s common stockholders are entitled to any dividends that may be declared by the Board of Directors. Holders of the Company’s common stock are entitled to share ratably in the Company’s net assets upon the Company’s dissolution or liquidation

CINEMARK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

after payment or provision for all liabilities and any preferential liquidation rights of the Company’s preferred stock then outstanding. The Company’s common stockholders have no preemptive rights to purchase shares of the Company’s stock. The shares of the Company’s common stock are not subject to any redemption provisions and, other than the Class B common stock, are not convertible into any other shares of the Company’s capital stock. The rights, preferences and privileges of holders of the Company’s common stock will be subject to those of the holders of any shares of the Company’s preferred stock the Company may issue in the future.

      The Company has 50,000,000 shares of preferred stock, $0.001 par value, authorized with no shares issued or outstanding. The rights and preferences of preferred stock will be determined by the Board of Directors at the time of issuance.

      The Company’s ability to pay dividends is effectively limited by its status as a holding company and the terms of its indentures and senior secured credit facility, which also significantly restrict the ability of certain of the Company’s subsidiaries to pay dividends directly or indirectly to the Company. Furthermore, certain of the Company’s foreign subsidiaries currently have a deficit in retained earnings which prevents the Company from declaring and paying dividends from those subsidiaries.

      Employee Stock Option Plan — Under terms of the Company’s Employee Stock Option Plan, nonqualified options to purchase up to 2,350,700 shares of the Company’s Class A common stock may be granted to key employees. All options vest and are exercisable over a period of five years from the date of grant and expire ten years from the date of grant.

      A summary of the Company’s Employee Stock Option Plan activity and related information for the years ended December 31, 2001, 2002 and 2003 is as follows:

	2001		2002		2003

		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price

Outstanding at January 1	1,350,360	$0.0045	—	$—	—	$—
Granted	56,760	$0.0045	—	$—	—	$—
Forfeited	(326,700)	$0.0045	—	$—	—	$—
Exercised	(1,080,420)	$0.0045	—	$—	—	$—

Outstanding at December 31	—	$—	—	$—	—	$—

Options exercisable at December 31	—	$—	—	$—	—	$—

      The Company believes that the market value of a share of Class A common stock on the date of grant for the 56,760 shares granted in October 2001 exceeded the option price by approximately $1.50 per share. As a result, the Company accrued $84,882 as unearned compensation at that time. These options were immediately vested and exercised, which resulted in compensation expense of $84,882. In October 2001, all remaining unvested options under this Plan were vested, resulting in approximately $185,000 of additional compensation expense. As of December 31, 2002 and 2003, no shares were available for issuance under the Company’s Employee Stock Option Plan and there were no outstanding options to purchase shares of stock under this Plan, as all outstanding options were either exercised or forfeited in 2001.

      Independent Director Stock Options — The Company has granted the unaffiliated directors of the Company options to purchase up to an aggregate of 176,000 shares of the Company’s Class A common stock at an exercise price of $0.0045 per share (the “Director Options”). The options vest five years from the date of grant and expire ten years from the date of grant. A director’s options are forfeited if the director resigns or is removed from the Board of Directors of the Company.

CINEMARK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      A summary of the Company’s Independent Directors Stock Option activity and related information for the years ended December 31, 2001, 2002 and 2003 is as follows:

	2001		2002		2003

		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price

Outstanding at January 1	176,000	$0.0045	132,000	$0.0045	132,000	$0.0045
Granted	—	$—	—	$—	—	$—
Forfeited	—	$—	—	$—	—	$—
Exercised	(44,000)	$0.0045	—	$—	(88,000)	$0.0045

Outstanding at December 31	132,000	$0.0045	132,000	$0.0045	44,000	$0.0045

Options exercisable at December 31	88,000	$0.0045	88,000	$0.0045	44,000	$0.0045

      The weighted average remaining contractual life of the 44,000 options outstanding at December 31, 2003 is five years.

      Long Term Incentive Plan — In November 1998, the Board of Directors approved a Long Term Incentive Plan (the “Long Term Incentive Plan”) under which the Compensation Committee, in its sole discretion, may grant employees incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock awards, performance units, performance shares or phantom stock up to an aggregate of 2,154,680 shares of the Company’s Class A common stock. The Compensation Committee has the discretion to set the exercise price and the term (up to ten years) of the options. All awards under the Long Term Incentive Plan vest at the rate of one-fifth of the total award per year beginning one year from the date of grant, subject to acceleration by the Compensation Committee. An employee’s award under the Long Term Incentive Plan is forfeited if the employee is terminated for cause. Upon termination of the employee’s employment with the Company, the Company has the option to repurchase the award at the fair market value of the shares of Class A common stock vested under such award as determined in accordance with the Long Term Incentive Plan provided that no public market exists for any class of common stock of the Company. The Long Term Incentive Plan options that have been issued expire ten years from the date of grant.

      A summary of the Company’s Long Term Incentive Plan activity and related information for the years ended December 31, 2001, 2002 and 2003 is as follows:

	2001		2002		2003

		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price

Outstanding at January 1	1,059,300	$7.61	1,279,300	$6.01	1,248,500	$5.97
Granted	335,500	$1.50	—	$—	63,500	$12.76
Forfeited	(115,500)	$7.61	(30,800)	$7.61	(47,300)	$1.93
Exercised	—	$—	—	$—	(13,200)	$7.61

Outstanding at December 31	1,279,300	$6.01	1,248,500	$5.97	1,251,500	$6.45

Options exercisable at December 31	570,020	$7.61	797,500	$7.10	1,013,100	$6.91

      The weighted average remaining contractual life of the 1,251,500 options outstanding at December 31, 2003 is approximately six years.

CINEMARK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Company believed the market value of a share of Class A common stock on the date of grant for the 335,500 options granted in December 2001 did not exceed the option price of $1.50 per share and therefore no unearned compensation was recorded. In connection with the proposed initial public offering of the Company’s Class A common stock and Staff Accounting Bulletin Topic 4.D., the Company revised the market value per share for the 335,500 options granted in December 2001 to $11.45 per share which exceeded the option price of $1.50 per share by $9.95 per share. As a result, the Company accrued $3,338,225 as unearned compensation and began amortizing this noncash expense in January 2002 at a rate of $667,645 per year over the five year vesting period of the options granted. The Company believed the market value of a share of Class A common stock on the date of grant for the 63,500 options granted in October 2003 did not exceed the option price of $12.76 per share and therefore no unearned compensation was recorded.

      For all stock options, the excess of the estimated fair market value of the stock at the dates of grant over the exercise price is accounted for as additional paid-in-capital and as unearned compensation, to be amortized to operations over the vesting period. As a result of the above grants, unearned compensation of $3,423,107 was recorded for stock options granted during 2001. Compensation expense recorded in the Company’s statements of operations under these stock option plans was $1,010,655, $1,103,155, and $1,079,826 in 2001, 2002 and 2003, respectively.

13.	Supplemental Cash Flow Information

      The following is provided as supplemental information to the consolidated statements of cash flows:

	2001	2002	2003

Cash paid for interest	$71,359,828	$54,097,745	$50,992,168
Cash paid for income taxes (net of refunds)	$3,287,018	$14,639,084	$17,330,386

CINEMARK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

14.	Income Taxes

      Income (loss) before income taxes below includes the loss from discontinued operations of $558,660, $1,650,894 and $2,938,859 for 2001, 2002 and 2003, respectively and the cumulative effect of a change in accounting principle in 2002 of $(3,389,779) and consisted of the following:

	2001	2002	2003

Income (loss) before income taxes:
U.S.	$(19,205,463)	$56,586,571	$65,671,971
Foreign	1,069,566	8,049,064	4,143,543

Total	$(18,135,897)	$64,635,635	$69,815,514

Current:
Federal	$(2,958,614)	$9,427,272	$16,393,609
Foreign	4,568,671	3,990,008	5,885,184
State	59,860	856,417	1,024,323

Total current expense	1,669,917	14,273,697	23,303,116

Deferred:
Federal	(2,638,940)	13,912,188	2,898,323
Foreign	(11,298,230)	206,780	(1,053,368)
State	(1,847,376)	767,366	17,930

Total deferred expense (benefit)	(15,784,546)	14,886,334	1,862,885

Income tax expense (benefit)	$(14,114,629)	$29,160,031	$25,166,001

      A reconciliation between income tax expense (benefit) and taxes computed by applying the applicable statutory federal income tax rate to income (loss) before income taxes follows:

	2001	2002	2003

Computed normal tax expense (benefit)	$(6,347,564)	$22,657,969	$24,470,421
Goodwill	375,616	1,317,122	(20,294)
Foreign inflation adjustments	(10,581,544)	(1,090,408)	11,549
State and local income taxes, net of federal income tax benefit	(1,787,517)	1,623,784	677,464
Foreign losses not benefited and other changes in valuation allowance	2,963,052	5,224,793	1,250,017
Foreign tax rate differential	1,812,838	469,375	883,313
Other — net	(549,510)	(1,042,604)	(2,106,469)

Income tax expense (benefit)	$(14,114,629)	$29,160,031	$25,166,001

CINEMARK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The tax effects of significant temporary differences and tax loss and tax credit carryforwards comprising the net long-term deferred income tax (asset) liability at December 31, 2002 and 2003 consisted of the following:

	2002	2003

Deferred liabilities:
Fixed assets	$32,155,727	$31,937,196
Deferred intercompany sale	736,797	2,632,883

Total	32,892,524	34,570,079

Deferred assets:
Deferred lease expenses	8,991,749	9,768,255
Fixed assets	7,137,383	7,975,368
Sale/leasebacks gain	2,265,782	2,125,817
Deferred screen advertising	1,003,261	—
Tax loss carryforward	13,466,457	14,158,469
AMT and other credit carryforwards	413,521	2,411,179
Other expenses, not currently deductible for tax purposes	211,573	(1,884,675)

Total	33,489,726	34,554,413

Net long-term deferred income tax (asset) liability before valuation allowance	(597,202)	15,666
Valuation allowance	11,767,330	13,017,347

Net long-term deferred income tax (asset) liability	$11,170,128	$13,033,013

Net deferred tax asset — Foreign	(7,183,009)	(8,236,376)
Net deferred tax liability — U.S.	18,353,137	21,269,389

Total of all deferrals	$11,170,128	$13,033,013

      In 2001, the Company recorded $2,763,338 of income tax benefit as a cumulative foreign currency translation adjustment to the accumulated other comprehensive loss account as a reduction of stockholders’ equity.

      In 2001, management concluded the operations of Mexico would continue to be profitable for the Company. Accordingly, the Company released the valuation allowance associated with the Mexican deferred tax assets. These revisions resulted in a 2001 benefit to income taxes of $10,339,018.

      The Company’s AMT credit carryforward may be carried forward indefinitely. The foreign net operating losses began expiring in 2002; however, some losses may be carried forward indefinitely. The federal net operating loss was utilized in 2002; however, the state losses remaining will expire in 2004 through 2020.

      Management continues to reinvest the undistributed earnings of its foreign subsidiaries. Accordingly, deferred U.S. federal and state income taxes are not provided on the undistributed earnings of these foreign subsidiaries. The cumulative amount of undistributed earnings of these foreign subsidiaries on which the Company has not recognized income taxes is approximately $34 million.

      The Company’s valuation allowance increased from $11,767,330 at December 31, 2002 to $13,017,347 at December 31, 2003. This change was primarily due to additional foreign tax losses not recognized in the current period, as it is more likely than not that such deferred tax assets will not be realized.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Company is routinely under audit in various jurisdictions and is currently under examination in Mexico. The Company believes that it is adequately reserved for the probable outcome of this exam.

15.     (Gain) Loss on Sale of Assets and Other

      The Company recorded a (gain) loss on sale of assets and other in the amount of $12,407,696, $469,961 and $(1,201,850) in 2001, 2002 and 2003, respectively. The loss recorded in 2001 included a charge of $7,217,975 to write down one property to be disposed of in the U.S. to fair value and a charge of $1,471,947 to write down one property to be disposed of in Argentina to fair value.

16.     Commitments and Contingencies

      Leases — The Company conducts a significant part of its theatre operations in leased premises under noncancelable operating leases with terms generally ranging from 15 to 25 years. In addition to the minimum annual lease payments, some of these leases provide for contingent rentals based on operating results and most require the payment of taxes, insurance and other costs applicable to the property. Generally, these leases include renewal options for various periods at stipulated rates. Some leases also provide for escalating rent payments throughout the lease term. Deferred lease expenses of $24,837,457 and $27,652,702 at December 31, 2002 and 2003, respectively, have been provided to account for lease expenses on a straight-line basis, where lease payments are not made on such basis. Rent expense for the years ended December 31, is as follows:

	2001	2002	2003

Fixed rent expense	$97,521,034	$98,054,510	$102,130,019
Contingent rent expense	17,215,491	17,533,297	17,386,663

Facility lease expense	114,736,525	115,587,807	119,516,682
Corporate office rent expense	1,400,166	1,346,540	1,401,065

Total rent expense	$116,136,691	$116,934,347	$120,917,747

      In February 1998, the Company completed a sale leaseback transaction with affiliates of Primus Capital, L.L.C. (the “Sale Leaseback”). Pursuant to the Sale Leaseback, the Company sold the land, buildings and site improvements of twelve theatre properties to third party special purpose entities formed by Primus Capital, L.L.C. for an aggregate purchase price equal to approximately $131.5 million resulting in a gain on disposal of the properties of $3,790,759. In October 1998, the Company completed a second sale leaseback transaction with affiliates of Primus Capital, L.L.C. (the “Second Sale Leaseback”). Pursuant to the Second Sale Leaseback, the Company sold the land, building and site improvements of one theatre property to a third party special purpose entity for an aggregate purchase price equal to approximately $13.9 million resulting in a gain on disposal of the property of $700,000. In December 1999, the Company completed a third sale leaseback transaction (the “Third Sale Leaseback”) pursuant to which the Company sold the land, building and site improvements of its corporate office to a third party special purpose entity for an aggregate purchase price equal to approximately $20.3 million resulting in a gain on disposal of the property of $1,470,000. The Company deferred the gains of $5,960,759 from all three sale leaseback transactions and is recognizing them evenly over the lives of the leases (ranging from 10 to 20 years). As of December 31, 2003, $1,954,059 of the deferred gain has been recognized leaving an aggregate deferred gain of $4,006,700 remaining to be amortized. Future minimum payments under these leases are due as follows: $16,175,438 in 2004, $16,175,438 in 2005, $16,175,438 in 2006, $16,290,684 in 2007, $16,290,684 in 2008 and $139,299,316 thereafter.

CINEMARK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Future minimum payments under noncancelable capital leases (recorded in accrued other current liabilities) and operating leases (including leases under the aforementioned sale leaseback transactions) with initial or remaining terms in excess of one year at December 31, 2003, are due as follows:

	Capital
	Leases	Operating Leases	Totals

2004	$—	$105,890,318	$105,890,318
2005	—	110,712,607	110,712,607
2006	—	110,022,237	110,022,237
2007	—	109,300,917	109,300,917
2008	—	106,506,589	106,506,589
Thereafter	—	931,382,275	931,382,275

Total	$—	$1,473,814,943	$1,473,814,943

      Employment Agreements — In June 2002, the Company entered into executive employment agreements with each of Lee Roy Mitchell, Alan W. Stock, Tim Warner, Robert Copple and Robert Carmony, pursuant to which Messrs. Mitchell, Stock, Warner, Copple and Carmony serve respectively as Chairman and Chief Executive Officer, President and Chief Operating Officer, Senior Vice President and President of Cinemark International, L.L.C., Senior Vice President and Chief Financial Officer and Senior Vice President — Operations. These agreements, other than Mr. Mitchell’s employment agreement, were amended to modify the provisions relating to transactions resulting in a change of control. The initial term of each employment agreement is three years, subject to automatic extensions for a one year period at the end of each year of the term, unless the agreement is terminated. Pursuant to the employment agreements, each of these individuals receives a base salary, which is subject to annual review for increase (but not decrease) each fiscal year by the board of directors. Base salaries for 2003 were as follows: Lee Roy Mitchell — $682,500, Alan W. Stock — $403,891, Tim Warner — $327,525, Robert Copple — $294,919 and Robert Carmony — $284,313. In addition, each of these executives is eligible to receive an annual incentive cash bonus ranging from 20% to 60% of base salary (or up to 150% in the case of Mr. Mitchell) upon the Company meeting certain financial performance goals established by the board of directors for the fiscal year. Mr. Mitchell is also entitled to additional fringe benefits including life insurance benefits of not less than $5 million, disability benefits of not less than 66% of base salary, a luxury automobile and membership at a country club.

      In the event of a change of control, each named executive, other than Mr. Mitchell, will be entitled to receive, as additional benefits, a cash payment equal to the sum of: (1) his respective accrued compensation (which includes base salary and a pro rata bonus) and benefits, (2) base salary for the balance of the term, (3) an amount equal to the most recent annual bonus received by such executive multiplied by the number of years remaining on his term, and (4) the value of his employee benefits for the balance of his term. In addition, each named executive’s equity-based or performance-based awards will become fully vested and exercisable upon the change of control in accordance with the terms of the applicable plan or agreement.

      The employment agreement with each named executive also provides for severance payments upon termination of employment, the amount and nature of which depends upon the reason for the termination of employment. For example, if such executive resigns for good reason (which, in the case of Mr. Mitchell, includes failure to be elected to serve as chairman) or is terminated by the Company without cause (as defined in the agreement), the executive will receive his respective accrued compensation (which includes base salary and a pro rata bonus) and benefits and an amount determined by multiplying his annual base salary and the most recent annual bonus by the number of years remaining on his term. Each such executive’s equity-based or performance based awards will become fully vested or exercisable upon such termination or resignation. Each named executive will also have an option to receive the one-year value, and in the case of Mr. Mitchell, the five-year value of his employee benefits. Alternatively, these executives may

CINEMARK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

choose to continue to participate in the company benefit plans and programs on the same terms as other similarly situated active employees for a one year period, and in the case of Mr. Mitchell, for a five year period from the date of such resignation or termination. Mr. Mitchell will also be entitled, for a period of five years, to office space and related expenses upon his resignation for good reason or termination without cause and to tax preparation assistance upon termination of his employment for any reason.

      In June 2002, the Company also entered into an executive employment agreement with Tandy Mitchell, a director and the wife of Lee Roy Mitchell, pursuant to which Mrs. Mitchell serves as Executive Vice President. Mrs. Mitchell’s employment agreement was amended to modify the provisions relating to transactions resulting in a change of control. The employment agreement with Mrs. Mitchell provides for a base salary of $250,000 per year upon substantially the same terms, including without limitation, bonus, change of control and severance provisions, as the employment agreements with the named executives listed above, other than Mr. Mitchell, except: Mrs. Mitchell is entitled to life insurance benefits of not less than $1 million during the term of her employment, a luxury automobile and tax preparation assistance for a period of five years upon termination of her employment for any reason.

      Retirement Savings Plan — The Company has a 401(k) profit sharing plan for the benefit of all employees and makes contributions as determined annually by the Board of Directors. Contribution payments of $823,133 and $1,152,212 were made in 2002 (for plan year 2001) and 2003 (for plan year 2002), respectively. A liability of $1,107,351 has been recorded at December 31, 2003 for contribution payments to be made in 2004 (for plan year 2003).

      Letters of Credit and Collateral — The Company had outstanding letters of credit of $448,888 and $68,557 in connection with property and liability insurance coverage at December 31, 2002 and 2003, respectively.

      Litigation and Litigation Settlements — In March 1999, the Department of Justice filed suit in the U.S. District Court, Northern District of Ohio, Eastern Division, against the Company alleging certain violations of the Americans with Disabilities Act of 1990 (the “ADA”) relating to the Company’s wheelchair seating arrangements and seeking remedial action. An order granting summary judgment to the Company was issued in November 2001. The Department of Justice appealed the district court’s ruling with the Sixth Circuit Court of Appeals. On November 7, 2003, the Sixth Circuit Court of Appeals reversed the summary judgment and sent the case back to the district court for further review without deciding whether wheelchair seating at the Company’s theatres comply with the ADA. The Sixth Circuit Court of Appeals also stated that if the district court found that the theatres did not comply with the ADA, any remedial action should be prospective only. If the Company loses this litigation, the Company’s financial position, results of operations and cash flows may be materially and adversely affected. The Company is unable to predict the outcome of this litigation or the range of potential loss, however, management believes that based upon current precedent the Company’s potential liability with respect to such proceeding is not material in the aggregate to the Company’s financial position, results of operations and cash flows. Accordingly, the Company has not established a reserve for loss in connection with this proceeding.

      To date, there have been three divergent opinions published by federal circuit courts addressing whether wheelchair seating locations in stadium-style movie theatres must comply with an alleged “viewing angle” requirement purportedly interpreted from the “lines of sight comparable” clause of Section 4.33.3 of the ADA Accessibility Guidelines.

      On April 6, 2000, the Fifth Circuit Court of Appeals issued its decision in Lara v. Cinemark, in which it rejected an interpretation by the United States Department of Justice that Section 4.33.3 imposes a “viewing angle” requirement, and held that wheelchair seating locations in the sloped-floor areas of stadium-style movie theatres that provide unobstructed views of the movie screen comply with the “lines of sight comparable” language of Section 4.33.3 as a matter of law. Lara v. Cinemark USA, Inc., 207 F.3d 783,

CINEMARK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

788-89 (5th Cir. 2000). On August 13, 2003, the Ninth Circuit Court of Appeals issued its divided decision in Stewmon v. Regal, in which the majority deferred to an interpretation by the DOJ that Section 4.33.3 imposes a “viewing angle” requirement, and held that wheelchair seating locations in the sloped-floor areas of stadium-style movie theatres did not provide comparable “viewing angles” of the movie screen and thus were unlawful. Stewmon v. Regal Cinemas, Inc., 339 F.3d 1126, 1133 (9th Cir. 2003). On November 6, 2003, the Sixth Circuit Court of Appeals issued its opinion in United States v. Cinemark, in which it deferred in part to an interpretation by the DOJ that compliance with Section 4.33.3 includes a consideration of the quality of the “viewing angle” of the movie screen, but remanded the case to the district court to determine liability and remedies issues with dicta suggesting that any remedy should be given prospective application only. United States of America v. Cinemark USA, Inc., 348 F.3d 569, 579, 582-83 (6th Cir. 2003). These decisions have created three-way circuit conflicts on issues concerning interpreting federal accessibility law, deferring to the DOJ’s purported interpretations of federal accessibility law, and whether federal courts should retroactively apply such interpretations after construction of the subject facilities. Due to the circuit conflicts, the Company and Regal Cinemas have each filed petitions for writs of certiorari with the United States Supreme Court. Those petitions for certiorari are currently pending. The Company is unable to predict whether the United States Supreme Court will grant its petition for certiorari.

      In August 2001, David Wittie, Rona Schnall, Ron Cranston, Jennifer McPhail, Peggy Garaffa and ADAPT of Texas filed suit in the 201st Judicial District Court of Travis County, Texas alleging certain violations of the Human Resources Code, the Texas Architectural Barriers Act, the Texas Accessibility Standards and the Deceptive Trade Practices Act relating to accessibility of movie theatres for patrons using wheelchairs at two theatres located in the Austin, Texas market. The plaintiffs were seeking remedial action and unspecified damages. On February 20, 2003, a jury determined that the Company’s theatres located in the Austin, Texas market complied with the Human Resources Code, the Texas Architectural Barriers Act and the Texas Accessibility Standards. The judge granted summary judgment to the Company with respect to the Deceptive Trade Practices Act. The plaintiffs failed to timely appeal the verdict. Accordingly, the jury verdict is final.

      In July 2001, Sonia Rivera-Garcia and Valley Association for Independent Living filed suit in the 93rd Judicial District Court of Hidalgo County, Texas alleging certain violations of the Human Resources Code, the Texas Architectural Barriers Act, the Texas Accessibility Standards and the Deceptive Trade Practices Act relating to accessibility of movie theatres for patrons using wheelchairs at one theatre in the Mission, Texas market which claims are similar to those raised in the Wittie case in the preceding paragraph. The plaintiffs are seeking remedial action and unspecified damages. The Company has filed an answer denying the allegations and is vigorously defending this suit and has, as a result of the Wittie litigation, filed motions to dismiss this case. The Company is unable to predict the outcome of this litigation or the range of potential loss, however, management believes that based upon current precedent the Company’s potential liability with respect to such proceeding is not material in the aggregate to the Company’s financial position, results of operations and cash flows. Accordingly, the Company has not established a reserve for loss in connection with this proceeding.

      In May 2002, Robert Todd on behalf of Robert Preston Todd, his minor child and “all individuals who are deaf or are severely hearing impaired” brought this case in the United States District Court for the Southern District of Texas, Houston Division against several movie theatre operators, including AMC Entertainment, Inc., Regal Entertainment, Inc., the Company and Century Theaters as well as eight movie production companies. The lawsuit alleges violation of Title III of the ADA and the First Amendment to the Constitution of the United States. Plaintiffs seek unspecified injunctive relief, unspecified declaratory relief, unspecified monetary damages (both actual and punitive) and unspecified attorney’s fees. The Company has denied any violation of law and has vigorously defended against all claims. On March 7, 2003, the federal district judge presiding over the case granted summary judgment to the defendants on the alleged First Amendment violations. On August 5, 2003, the federal district judge presiding over the case granted

CINEMARK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

summary judgment to the defendants on the alleged ADA violations. The plaintiffs appealed the August 5, 2003 decision but have since withdrawn the appeal. Accordingly, the district court’s summary judgment in the Company’s favor is final.

      From time to time, the Company is involved in other various legal proceedings arising from the ordinary course of its business operations, such as personal injury claims, employment matters and contractual disputes, most of which are covered by insurance. The Company believes its potential liability with respect to proceedings currently pending is not material, individually or in the aggregate, to the Company’s financial position, results of operations and cash flows.

17.	Financial Information About Geographic Areas

      The Company operates in a single business segment as a motion picture exhibitor. The Company is a multinational corporation with consolidated operations in the U.S., Canada, Mexico, Argentina, Brazil, Chile, Ecuador, Peru, Honduras, El Salvador, Nicaragua, Costa Rica, Panama, Colombia and the United Kingdom as of December 31, 2003. Revenues in the U.S. and Canada, Mexico, Brazil and other foreign countries for the years ended December 31 are as follows:

Revenues	2001	2002	2003

U.S. and Canada	$644,095,881	$727,918,466	$743,843,186
Mexico	77,266,984	84,376,090	70,246,112
Brazil	62,188,321	65,195,568	74,853,097
Other foreign countries(1)	71,101,287	59,312,008	63,475,171
Eliminations	(994,005)	(948,257)	(1,545,406)

Total	$853,658,468	$935,853,875	$950,872,160

      Theatre properties and equipment, net of accumulated depreciation and amortization, in the U.S. and Canada, Mexico, Brazil and other foreign countries as of December 31 are as follows:

Theatre Properties and Equipment, Net	2002	2003

U.S. and Canada	$633,896,654	$616,729,729
Mexico	67,990,885	61,893,971
Brazil	37,892,202	44,903,308
Other foreign countries(2)	51,950,762	52,353,050

Total	$791,730,503	$775,880,058

(1)	Revenues for all periods do not include results of the United Kingdom theatres, as these theatres were classified as held for sale at March 31, 2004.

(2)	Amounts include $6,955,440 and $4,520,104 for the United Kingdom theatres as of December 31, 2002 and 2003, respectively.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

18.	Other Related Party Transactions

      In addition to transactions discussed in other notes to the consolidated financial statements, the following transactions with related companies are included in the Company’s consolidated financial statements:

	2001	2002	2003

Facility lease expense — theatre and equipment leases with shareholder affiliates	$272,341	$272,175	$267,334
Video game machine revenues — from Entertainment Amusement Enterprises, Inc. (a 50% owned subsidiary)	2,558,693	2,752,460	2,726,700
Management fee revenues for property and theatre management:
Equity investee	163,068	256,007	395,153
Other related parties	50,714	58,263	32,317

      The Company manages one theatre for Laredo Theatre, Ltd (“Laredo”). Lone Star Theatres, Inc. owns 25% of the limited partnership interests in Laredo. The Company is the sole general partner and owns the remaining limited partnership interests. Lone Star Theatres, Inc. is owned 100% by Mr. David Roberts, who is Lee Roy Mitchell’s son-in-law. Under the agreement, management fees are paid by Laredo to the Company at a rate of 5% of theatre revenues in each year up to $50,000,000 and 3% of theatre revenues in each year in excess of $50,000,000. The Company recorded $223,886 of management fee revenues and received dividends of $675,000 from Laredo in 2003. Laredo distributed dividends of $225,000 to Lone Star Theatres in 2003 in accordance with the terms of the limited partnership agreement. All such amounts are included in the Company’s consolidated financial statements with the intercompany amounts eliminated in consolidation.

      The Company managed one theatre for Mitchell Theatres, Inc., which was 100% owned by members of Lee Roy Mitchell’s family. Under the agreement, management fees were paid by Mitchell Theatres, Inc. to the Company at a rate of 5% of theatre revenues. The Company recorded $32,144 of management fee revenues from Mitchell Theatres, Inc. in 2003. On December 31, 2003, the Company purchased all of the issued and outstanding capital stock of Mitchell Theatres, Inc. for $681,034, which included the assumption of $156,000 in outstanding debt that was immediately paid off at the time of purchase. See Note 3 to the consolidated financial statements for a description of the acquisition.

      The Company leases one theatre from Plitt Plaza joint venture. Plitt Plaza joint venture is indirectly owned by Lee Roy Mitchell. The lease expired in July 2003 but was extended with similar terms through December 2003. The Company recorded $267,334 of facility lease expense payable to Plitt Plaza joint venture during 2003. The Company signed a new month-to-month lease effective January 1, 2004, under which the annual rent will be approximately $118,000 plus certain taxes, maintenance expenses and insurance.

      The Company entered into a profit participation agreement dated May 17, 2002 with its President, Alan Stock, pursuant to which Mr. Stock receives a profit interest in two recently built theatres after the Company has recovered its capital investment in these theatres plus its borrowing costs. Under this agreement, operating losses and disposition losses for any year are allocated 100% to the Company. Operating profits and disposition profits for these theatres for any fiscal year are allocated first to the Company to the extent of total operating losses and losses from any disposition of these theatres. Thereafter, net cash from operations from these theatres or from any disposition of these theatres is paid first to the Company until such payments equal the Company’s investment in these theatres, plus interest, and then 51% to the Company and 49% to Mr. Stock. In the event that Mr. Stock’s employment is terminated without cause, profits will be distributed according to this formula without first allowing the Company to recoup its investment plus interest thereon. No amounts have been paid to Mr. Stock to date pursuant to the profit participation agreement. The Company expects to begin distributing a portion of the profits of these theatres to Mr. Stock in fiscal year 2004. Upon

CINEMARK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

consummation of an initial public offering, the Company will have the option to purchase Mr. Stock’s interest in the theatres for a price equal to the fair market value of the profit interest, as determined by an independent appraiser. The Company does not intend to enter into similar arrangements with its executive officers in the future.

19.	Initial Public Offering Fees and Costs

      In 2002, $3,080,511 of legal, accounting and other professional fees and costs were incurred as a result of the Company’s proposed initial public offering. The proposed initial public offering was subsequently postponed due to unfavorable market conditions. Although the Company’s S-1 Registration Statement remains filed with the Securities and Exchange Commission, these legal, accounting and other professional fees and costs were written off during the fourth quarter of 2002 since the proposed initial public offering was not consummated.

20.	Valuation and Qualifying Accounts

      The Company’s valuation allowance for deferred tax assets for the years ended December 31, 2001, 2002 and 2003 is as follows:

Valuation Allowance for
Deferred Tax Assets

Balance at January 1, 2001	$6,249,351
Additions	5,596,219
Deductions	(24,081)

Balance at December 31, 2001	11,821,489
Additions	596,209
Deductions	(650,368)

Balance at December 31, 2002	$11,767,330
Additions	2,876,165
Deductions	(1,626,148)

Balance at December 31, 2003	$13,017,347

21.	Loss on Early Retirement of Debt

      The Company recorded a loss on early retirement of debt of $7,540,269 during the year ended December 31, 2003, which included (i) $1,645,759 of unamortized debt issue costs associated with the retirement of the Company’s then existing Credit Facility and the Cinema Properties Facility that occurred during the first quarter of 2003; (ii) $5,612,377 of unamortized debt issue costs, unamortized bond premiums/discounts and tender offer repurchase costs associated with the tender offer to repurchase and subsequent retirement of approximately $233 million principal amount of outstanding 9 5/8% Senior Subordinated Notes that occurred during the second quarter of 2003; and (iii) $282,133 of unamortized debt issue costs, unamortized bond premiums/discounts and other fees associated with the redemption of the remaining $42 million principal amount of the Company’s 9 5/8% Senior Subordinated Notes that occurred during the third quarter of 2003. The loss on early retirement of debt is recorded as other income (expense) on the consolidated statement of operations for the year ended December 31, 2003.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

22.	Subsequent Events

      Recapitalization — On March 12, 2004, the Company entered into an agreement and plan of merger with a Delaware corporation and newly formed subsidiary of Madison Dearborn Partners, LLC (“Madison”). The transaction was completed on April 2, 2004, at which time the newly formed subsidiary of Madison was merged with and into the Company, with the Company continuing as the surviving corporation. Simultaneously, an affiliate of Madison purchased shares of the Company’s common stock for approximately $518.3 million in cash and became the Company’s controlling stockholder, owning approximately 83% of the Company’s capital stock. Lee Roy Mitchell, the Company’s Chief Executive Officer, and the Mitchell Special Trust collectively retained approximately 16% ownership of the Company’s capital stock and certain members of management own the remaining 1%. As part of the transaction, the Company paid change of control fees and other management compensation expenses of approximately $15 million, which will be recorded in April 2004. Based on the terms of the transaction, including Mr. Mitchell’s ownership retention, the transaction will be accounted for as a recapitalization, which results in the Company retaining its historical book value.

      On March 31, 2004, the Company issued $577,173,000 principal amount at maturity of 9 3/4% senior discount notes due 2014. The gross proceeds at issuance of $360,000,115 were used to fund in part the Recapitalization. Interest on the notes accretes until March 15, 2009 up to the aggregate principal amount of $577,173,000. Beginning March 15, 2009, interest on the notes will accrue at a rate of 9 3/4% per annum and will be payable semiannually in arrears on March 15 and September 15, commencing on September 15, 2009. Due to the holding company status of the Company, payments of principal and interest under the notes will be dependent on loans, dividends and other payments received from the Company’s subsidiaries. The Company’s subsidiaries have no obligation, contingent or otherwise, to pay the amounts due under the 9 3/4% senior discount notes or to make funds available to pay those amounts. The 9 3/4% senior discount notes are general unsecured senior obligations that are effectively subordinated to indebtedness and other liabilities of the Company’s subsidiaries. Upon a change of control, the Company would be required to make an offer to repurchase all or any part of the 9 3/4% senior discount notes at a price equal to 101% of the accreted value of the notes plus accrued and unpaid interest, if any, through the date of purchase.

      Upon consummation of the Recapitalization on April 2, 2004, all of the Company’s outstanding stock options immediately vested and the majority were repurchased, resulting in compensation expense of approximately $16 million, which will be recorded in April 2004.

      As a result of the Recapitalization, the Company provided notice to its Brazilian partners (i) that its then existing stockholders will no longer own more than 25% of the Company’s common stock and (ii) that Lee Roy Mitchell has sold certain of his shares of the Company’s common stock for cash. The Brazilian partners have exercised their option to cause the Company or one of its designees to purchase shares of common stock of Cinemark Brazil S.A. owned by the Brazilian partners. The purchase price shall be determined through an appraisal process conducted by up to three approved investment banks. The Company and the Brazilian partners have each received appraisals from investment banks and are currently negotiating the price per share for the common stock of Cinemark Brasil S.A. If the Company and the Brazilian partners are unable to agree upon a price on or prior to June 18, 2004, a third investment bank will be retained to determine the price per share of the common stock of Cinemark Brasil S.A. The Company is unable to predict what the purchase price will be. The Company expects that the purchase will be financed through additional borrowings by Cinemark USA, Inc. or with available cash.

      Refinancing of Certain Long-Term Debt — On March 16, 2004, the Company initiated a tender offer for its outstanding $105 million principal amount 8 1/2% senior subordinated notes due 2008 and a consent solicitation to remove substantially all restrictive covenants in the indenture governing those notes. On March 25, 2004, a supplemental indenture removing substantially all of the covenants was executed and became effective on the date of the Recapitalization. Additionally, on the date of the Recapitalization, the Company amended its senior secured credit facility to provide for a $260 million seven year term loan and a

CINEMARK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

$100 million six and one-half year revolving credit line, which was left undrawn. The net proceeds from the amended senior secured credit facility were used to repay the term loan under the Company’s existing senior secured credit facility of approximately $163.8 million and to redeem the approximately $94.2 million principal amount of the Company’s outstanding $105 million principal amount of 8 1/2% senior subordinated notes that were tendered pursuant to the tender offer. The tender offer was made at 104.5% of the principal amount of the notes tendered on or prior to the consent date and at 101.5% of the principal amount of the notes tendered subsequent to the consent date but prior to the expiration date. The premium fees paid, the unamortized bond discount related to the tendered notes and other related fees will be recorded by the Company as a loss on early retirement of debt of approximately $5 million in April 2004.

      Under the amended term loan, principal payments of $650,000 are due each calendar quarter through March 31, 2010 and increase to $61,100,000 each calendar quarter from June 30, 2010 to maturity at March 31, 2011. The amended term loan bears interest, at the Company’s option, at: (A) the base rate equal to the higher of (i) the prime lending rate as set forth on the British Banking Association Telerate page 5 or (ii) the federal funds effective rate from time to time plus 0.50%, plus a margin of 1.25% per annum, or (B) a “eurodollar rate” plus a margin of 2.25% per annum. After the completion of two fiscal quarters after the closing date, the margin under the term loan applicable to base rate loans ranges from 1.00% per annum to 1.25% per annum and the margin applicable to eurodollar rate loans ranges from 2.00% per annum to 2.25% per annum, and will be adjusted based upon the Company achieving certain performance targets.

      Borrowings under the amended revolving credit line bear interest, at the Company’s option, at: (A) a base rate equal to the higher of (i) the prime lending rate as set forth on the British Banking Association Telerate page 5 or (ii) the federal funds effective rate from time to time plus 0.50%, plus a margin of 1.50% per annum, or (B) a “eurodollar rate” plus a margin of 2.50% per annum. After the completion of two fiscal quarters after the closing date, the margin under the revolving credit line applicable to base rate loans ranges from 1.00% per annum to 1.50% per annum and the margin applicable to eurodollar rate loans ranges from 2.00% per annum to 2.50% per annum, and will be adjusted based upon the Company achieving certain performance targets. The Company will also be required to pay a commitment fee calculated at the rate of 0.50% per annum on the average daily unused portion of the amended revolving credit line, payable quarterly in arrears.

      On April 6, 2004, as a result of the consummation of the Recapitalization and in accordance with the terms of the indenture governing the Company’s 9% senior subordinated notes due 2013, the Company made a change of control offer to purchase the 9% senior subordinated notes at a purchase price of 101% of the aggregate principal amount, plus accrued and unpaid interest, if any, at the date of purchase. Approximately $17.8 million in principal amount of the 9% senior subordinated notes were tendered and not withdrawn in the change of control offer, which expired on May 26, 2004. Payment of the change of control price was made with available cash by Cinemark USA, Inc. on June 1, 2004.

      Assets Held for Sale — As of March 31, 2004, the Company’s two United Kingdom theatres met the criteria of assets held for sale in accordance with SFAS No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets,” thus, the results of operations and the related disclosures reflect the classification of the United Kingdom theatres as discontinued operations for all periods presented.

CINEMARK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Amounts reported as discontinued operations in the Company’s consolidated statements of operations include the following components:

	For the Year Ended December 31,

	2001	2002	2003

REVENUES
Admissions	$—	$2,129,520	$4,327,824
Concession	—	1,006,836	1,878,259
Other	—	274,978	512,482

Total revenues	—	3,411,334	6,718,565
COSTS AND EXPENSES
Cost of operations:
Film rentals and advertising	—	1,079,405	1,862,841
Concession supplies	—	321,968	364,571
Salaries and wages	—	603,983	1,042,641
Facility lease expense	—	715,020	1,395,316
Utilities and other	—	1,663,602	799,161

Total cost of operations	—	4,383,978	5,464,530

General and administrative expenses	93,231	368,644	495,970
Depreciation and amortization	465,429	309,606	656,458
Asset impairment loss	—	—	2,500,000
Loss on sale of assets and other	—	—	540,466

Total costs and expenses	558,660	(5,062,228)	9,657,424

OPERATING LOSS	(558,660)	(1,650,894)	(2,938,859)
Income tax benefit	—	—	—

Loss from discontinued operations	$(558,660)	$(1,650,894)	$(2,938,859)

      Amounts related to the United Kingdom theatres included in the Company’s consolidated balance sheets are as follows:

	December 31,	December 31,
	2002	2003

Current assets	$1,871,961	$1,262,892
Theatre properties and equipment, net	6,955,440	4,520,104
Current liabilities	(3,073,684)	(1,336,145)

      On April 30, 2004, the Company sold the United Kingdom theatres for approximately $2.9 million. The divestiture resulted in a pre-tax loss of approximately $1.8 million.

CINEMARK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CINEMARK, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31,	December 31,
	2004	2003

	(Unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$448,149,548	$107,321,510
Inventories	4,105,071	4,323,687
Accounts receivable	13,670,872	15,440,439
Prepaid expenses and other	6,255,808	5,476,066

Total current assets	472,181,299	132,561,702
THEATRE PROPERTIES AND EQUIPMENT	1,252,215,612	1,237,897,111
Less accumulated depreciation and amortization	(478,930,561)	(462,017,053)

Theatre properties and equipment — net	773,285,051	775,880,058
OTHER ASSETS
Goodwill	11,976,538	12,083,095
Intangible assets — net	7,744,278	7,865,294
Investments in and advances to affiliates	1,665,717	2,334,145
Deferred charges and other — net	43,030,291	30,011,763

Total other assets	64,416,824	52,294,297

TOTAL ASSETS	$1,309,883,174	$960,736,057

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Current portion of long-term debt	$6,572,689	$6,744,842
Income tax payable	5,199,494	5,317,839
Accounts payable and accrued expenses	114,650,145	135,749,949

Total current liabilities	126,422,328	147,812,630
LONG-TERM LIABILITIES
Senior credit agreements	171,244,352	172,936,210
Senior subordinated notes	838,479,517	478,749,929
Deferred lease expenses	27,715,952	27,652,702
Deferred gain on sale leasebacks	3,915,220	4,006,700
Deferred income taxes	15,091,585	13,033,013
Deferred revenues and other long-term liabilities	5,711,300	5,665,863

Total long-term liabilities	1,062,157,926	702,044,417
COMMITMENTS AND CONTINGENCIES	—	—
MINORITY INTERESTS IN SUBSIDIARIES	34,433,721	33,932,183
STOCKHOLDERS’ EQUITY
Class A common stock, $0.001 par value:
350,000,000 shares authorized, 19,664,480 shares issued and outstanding	19,665	19,665
Class B common stock, $0.001 par value:
150,000,000 shares authorized, 20,949,280 shares issued and outstanding	20,949	20,949
Additional paid-in-capital	40,369,474	40,369,474
Unearned compensation — stock options	(1,595,234)	(1,740,255)
Retained earnings	134,593,168	124,821,416
Accumulated other comprehensive loss	(86,538,823)	(86,544,422)

Total stockholders’ equity	86,869,199	76,946,827

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$1,309,883,174	$960,736,057

The accompanying notes are an integral part of the condensed consolidated financial statements.

CINEMARK, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	Three Months Ended March 31,

	2004	2003

REVENUES
Admissions	$149,687,946	$127,711,567
Concession	73,273,870	63,939,446
Other	12,150,273	10,822,134

Total revenues	235,112,089	202,473,147
COSTS AND EXPENSES
Cost of operations:
Film rentals and advertising	78,972,387	66,877,565
Concession supplies	12,113,197	9,786,686
Salaries and wages	24,316,846	22,324,839
Facility lease expense	31,088,145	28,450,585
Utilities and other	26,579,739	25,073,403

Total cost of operations	173,070,314	152,513,078
General and administrative expenses	11,868,988	9,443,235
Depreciation and amortization	16,888,907	15,995,714
Asset impairment loss	1,000,000	—
Gain on sale of assets and other	(513,134)	(616,429)

Total costs and expenses	202,315,075	177,335,598

OPERATING INCOME	32,797,014	25,137,549
OTHER INCOME (EXPENSE)
Interest expense	(11,971,846)	(13,295,608)
Amortization of debt issue cost	(589,986)	(583,620)
Interest income	493,763	658,629
Foreign currency exchange gain	169,826	16,131
Loss on early retirement of debt	—	(1,645,759)
Equity in income of affiliates	37,058	196,356
Minority interests in income of subsidiaries	(1,452,328)	(770,205)

Total other expenses	(13,313,513)	(15,424,076)

INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	19,483,501	9,713,473
Income taxes	7,948,524	3,948,671

INCOME FROM CONTINUING OPERATIONS	11,534,977	5,764,802
Loss from discontinued operations, net of income tax benefit of $191,250 in 2004 and $0 in 2003	(1,763,225)	(315,130)

NET INCOME	$9,771,752	$5,449,672

EARNINGS PER SHARE:
Basic:
Income from continuing operations	$0.28	$0.14
Loss from discontinued operations	(0.04)	(0.01)

Net income	$0.24	$0.13

Diluted:
Income from continuing operations	$0.28	$0.14
Loss from discontinued operations	(0.04)	(0.01)

Net income	$0.24	$0.13

The accompanying notes are an integral part of the condensed consolidated financial statements.

CINEMARK, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Three Months Ended March 31,

	2004	2003

OPERATING ACTIVITIES
Net income	$9,771,752	$5,449,672
Noncash items in net income:
Depreciation	16,729,004	15,841,076
Depreciation — assets held for sale	58,878	141,200
Amortization of intangible and other assets	159,903	154,638
Amortization of foreign advanced rents	497,056	423,607
Amortized compensation — stock options	145,021	274,297
Amortization of debt issue costs	589,986	583,620
Amortization of gain on sale leasebacks	(91,480)	(91,480)
Amortization of debt discount and premium	(366,053)	(7,127)
Amortization of deferred revenues	(55,000)	(1,168,226)
Loss on impairment of assets	1,000,000	—
Loss on assets held for sale	1,800,000	—
Gain on sale of assets and other	(513,134)	(616,429)
Loss on early retirement of debt	—	1,645,759
Deferred lease expenses	63,250	379,502
Deferred income tax expenses	2,058,572	3,820,017
Equity in income of affiliates	(37,058)	(196,356)
Minority interests in income of subsidiaries	1,452,328	770,205
Cash provided by (used for) operating working capital:
Inventories	218,616	(517)
Accounts receivable	1,769,567	1,064,933
Prepaid expenses and other	(779,742)	(431,308)
Other assets	(3,255,280)	(2,227,076)
Advances with affiliates	(453,551)	319,451
Accounts payable and accrued expenses	(20,740,716)	(40,518,400)
Other long-term liabilities	100,437	(27,842)
Income tax receivable/payable	(118,345)	(1,232,133)

Net cash provided by (used for) operating activities	10,004,011	(15,648,917)
INVESTING ACTIVITIES
Additions to theatre properties and equipment	(17,850,452)	(8,603,416)
Proceeds from sale of theatre properties and equipment	262,509	1,490,574
Proceeds from sale of equity investment	1,250,000	—
Investment in affiliates	—	(3,314)
Dividends/capital returned from affiliates	127,500	—

Net cash used for investing activities	(16,210,443)	(7,116,156)
FINANCING ACTIVITIES
Issuance of senior subordinated notes	360,000,115	150,000,000
Accretion of interest on senior subordinated notes	95,526	—
Increase in long-term debt	691,741	226,004,596
Decrease in long-term debt	(2,266,727)	(364,361,185)
Increase in debt issue cost	(10,490,778)	(10,712,267)
Increase in minority investment in subsidiaries	171,129	894,354
Decrease in minority investment in subsidiaries	(1,121,919)	(280,821)

Net cash provided by financing activities	347,079,087	1,544,677
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(44,617)	154,072

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	340,828,038	(21,066,324)
CASH AND CASH EQUIVALENTS:
Beginning of period	107,321,510	63,718,515

End of period	$448,149,548	$42,652,191

The accompanying notes are an integral part of the condensed consolidated financial statements.

CINEMARK, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1.	The Company and Basis of Presentation

      Cinemark, Inc. and its subsidiaries (the “Company”) is one of the leaders in the motion picture exhibition industry in terms of both revenues and the number of screens in operation, with theatres in the United States (“U.S.”), Canada, Mexico, Argentina, Brazil, Chile, Ecuador, Peru, Honduras, El Salvador, Nicaragua, Costa Rica, Panama, Colombia and the United Kingdom. The Company also manages additional theatres in the U.S. and Taiwan at March 31, 2004.

      On May 16, 2002, Cinemark, Inc. was formed as the Delaware holding company of Cinemark USA, Inc., at which time the outstanding common stock and outstanding stock options of Cinemark USA, Inc. were exchanged for common stock and stock options of the Company (the “Share Exchange”).

      The condensed consolidated financial statements have been prepared by the Company, without audit, according to the rules and regulations of the Securities and Exchange Commission. In the opinion of management, these interim financial statements reflect all adjustments necessary to state fairly the financial position and results of operations as of, and for, the periods indicated. The condensed consolidated financial statements include the accounts of Cinemark, Inc. and its subsidiaries. Majority-owned subsidiaries that the Company controls are consolidated while those subsidiaries of which the Company owns between 20% and 50% and does not control are accounted for as affiliates under the equity method. Those subsidiaries of which the Company owns less than 20% are accounted for as affiliates under the cost method. The results of these subsidiaries and affiliates are included in the condensed consolidated financial statements effective with their formation or from their dates of acquisition. Significant intercompany balances and transactions are eliminated in consolidation. Certain reclassifications have been made to the 2003 financial statements to conform to the 2004 presentation.

      These condensed consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements and the notes thereto for the year ended December 31, 2003, included in the Annual Report filed March 17, 2004 on Form 10-K by the Company’s subsidiary, Cinemark USA, Inc., under the Securities Exchange Act of 1934. Operating results for the three month period ended March 31, 2004 are not necessarily indicative of the results to be achieved for the full year.

2.	Recapitalization of the Company and Refinancing of Certain Long-Term Debt

      Recapitalization — On March 12, 2004, the Company entered into an agreement and plan of merger with a Delaware corporation and newly formed subsidiary of Madison Dearborn Partners, LLC (“Madison”). The transaction was completed on April 2, 2004, at which time the newly formed subsidiary of Madison was merged with and into the Company, with the Company continuing as the surviving corporation. Simultaneously, an affiliate of Madison purchased shares of the Company’s common stock for approximately $518.3 million in cash and became the Company’s controlling stockholder, owning approximately 83% of the Company’s capital stock. Lee Roy Mitchell, the Company’s Chief Executive Officer, and the Mitchell Special Trust collectively retained approximately 16% ownership of the Company’s capital stock and certain members of management own the remaining 1%. As part of the transaction, the Company paid change of control fees and other management compensation expenses of approximately $15 million, which will be recorded in April 2004. Based on the terms of the transaction, including Mr. Mitchell’s ownership retention, the transaction will be accounted for as a recapitalization, which results in the Company retaining its historical book value.

      On March 31, 2004, the Company issued $577,173,000 aggregate principal amount at maturity of 9 3/4% senior discount notes due 2014. The gross proceeds at issuance of $360,000,115 were used to fund in part the Recapitalization. Interest on the notes accretes until March 15, 2009 up to the aggregate principal amount of $577,173,000. Beginning March 15, 2009, interest on the notes will accrue at a rate of 9 3/4% per annum and will be payable semiannually in arrears on March 15 and September 15, commencing on September 15, 2009.

CINEMARK, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Due to the holding company status of the Company, payments of principal and interest under the notes will be dependent on loans, dividends and other payments received from the Company’s subsidiaries. The Company’s subsidiaries have no obligation, contingent or otherwise, to pay the amounts due under the 9 3/4% senior discount notes or to make funds available to pay those amounts. The 9 3/4% senior discount notes are general unsecured senior obligations that are effectively subordinated to indebtedness and other liabilities of the Company’s subsidiaries. Upon a change of control, the Company would be required to make an offer to repurchase all or any part of the 9 3/4% senior discount notes at a price equal to 101% of the accreted value of the notes plus accrued and unpaid interest, if any, through the date of purchase.

      Upon consummation of the Recapitalization on April 2, 2004, all of the Company’s outstanding stock options immediately vested and the majority were repurchased, resulting in compensation expense of approximately $16 million, which will be recorded in April 2004.

      As a result of the Recapitalization, the Company provided notice to its Brazilian partners (i) that its then existing stockholders will no longer own more than 25% of the Company’s common stock and (ii) that Lee Roy Mitchell has sold certain of his shares of the Company’s common stock for cash. The Brazilian partners have exercised their option to cause the Company or one of its designees to purchase shares of common stock of Cinemark Brasil S.A. owned by the Brazilian partners. The purchase price shall be determined through an appraisal process conducted by up to three approved investment banks. The Company and the Brazilian partners have each received appraisals from investment banks and are currently negotiating the price per share for the common stock of Cinemark Brasil S.A. If the Company and the Brazilian partners are unable to agree upon a price on or prior to June 18, 2004, a third investment bank will be retained to determine the price per share of the common stock of Cinemark Brasil S.A. The Company is unable to predict at this time what the purchase price will be. The Company expects that the purchase will be financed through additional borrowings by Cinemark USA, Inc. or with available cash.

      The Company capitalized approximately $10.5 million of debt issue costs related to the issuance of the 9 3/4% senior discount notes. The debt issue costs are included in deferred charges and other assets on the Company’s condensed consolidated balance sheet at March 31, 2004.

      Refinancing of Certain Long-Term Debt — On March 16, 2004, the Company initiated a tender offer for its outstanding $105 million principal amount 8 1/2% senior subordinated notes due 2008 and a consent solicitation to remove substantially all restrictive covenants in the indenture governing those notes. On March 25, 2004, a supplemental indenture removing substantially all of the covenants was executed and became effective on the date of the Recapitalization. Additionally, on the date of the Recapitalization, the Company amended its senior secured credit facility to provide for a $260 million seven year term loan and a $100 million six and one-half year revolving credit line, which was left undrawn. The net proceeds from the amended senior secured credit facility were used to repay the term loan under the Company’s existing senior secured credit facility of approximately $163.8 million and to redeem the approximately $94.2 million principal amount of the Company’s outstanding $105 million principal amount of 8 1/2% senior subordinated notes that were tendered pursuant to the tender offer. The tender offer was made at 104.5% of the principal amount of the notes tendered on or prior to the consent date and at 101.5% of the principal amount of the notes tendered subsequent to the consent date but prior to the expiration date. The premium fees paid, the unamortized bond discount related to the tendered notes and other related fees will be recorded by the Company as a loss on early retirement of debt of approximately $5 million in April 2004.

      Under the amended term loan, principal payments of $650,000 are due each calendar quarter through March 31, 2010 and increase to $61,100,000 each calendar quarter from June 30, 2010 to maturity at March 31, 2011. The amended term loan bears interest, at the Company’s option, at: (A) the base rate equal to the higher of (i) the prime lending rate as set forth on the British Banking Association Telerate page 5 or (ii) the federal funds effective rate from time to time plus 0.50%, plus a margin of 1.25% per annum, or (B) a “eurodollar rate” plus a margin of 2.25% per annum. After the completion of two fiscal quarters after

CINEMARK, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the closing date, the margin under the term loan applicable to base rate loans ranges from 1.00% per annum to 1.25% per annum and the margin applicable to eurodollar rate loans ranges from 2.00% per annum to 2.25% per annum, and will be adjusted based upon the Company achieving certain performance targets.

      Borrowings under the amended revolving credit line bear interest, at the Company’s option, at: (A) a base rate equal to the higher of (i) the prime lending rate as set forth on the British Banking Association Telerate page 5 or (ii) the federal funds effective rate from time to time plus 0.50%, plus a margin of 1.50% per annum, or (B) a “eurodollar rate” plus a margin of 2.50% per annum. After the completion of two fiscal quarters after the closing date, the margin under the revolving credit line applicable to base rate loans ranges from 1.00% per annum to 1.50% per annum and the margin applicable to eurodollar rate loans ranges from 2.00% per annum to 2.50% per annum, and will be adjusted based upon the Company achieving certain performance targets. The Company will also be required to pay a commitment fee calculated at the rate of 0.50% per annum on the average daily unused portion of the amended revolving credit line, payable quarterly in arrears.

      On April 6, 2004, as a result of the consummation of the Recapitalization and in accordance with the terms of the indenture governing the Company’s 9% senior subordinated notes due 2013, the Company made a change of control offer to purchase the 9% senior subordinated notes at a purchase price of 101% of the aggregate principal amount, plus accrued and unpaid interest, if any, at the date of purchase. Approximately $17.8 million in principal amount of the 9% senior subordinated notes were tendered and not withdrawn in the change of control offer, which expired on May 26, 2004. Payment of the change of control offer price was paid with available cash by Cinemark USA, Inc. on June 1, 2004.

3.	Acquisitions and Divestitures

      During 2003, the Company accounted for its 50% investment in Interstate Theatres, L.L.C. under the equity method of accounting. On December 31, 2003, the Company purchased the remaining 50% interest in Interstate Theatres, L.L.C, which owns 80% of Interstate Theatres II, L.L.C. The Company accounted for the purchase as a step acquisition. The total purchase price of $1,500,000 was allocated to theatre properties and equipment ($404,083), working capital ($65,515) and goodwill ($1,030,402). The Company’s condensed consolidated balance sheet at December 31, 2003 reflects the assets and liabilities of Interstate Theatres, L.L.C. and its subsidiary. Results of operations for Interstate Theatres, L.L.C. and its subsidiary are included in the Company’s condensed consolidated statement of operations for the three month period ended March 31, 2004.

      On December 31, 2003, the Company purchased Mitchell Theatres, Inc., which was 100% owned by members of Lee Roy Mitchell’s family (a related party to the Company). The total purchase price of $681,034 included the assumption of $156,000 in outstanding debt, which was immediately paid off at the time of purchase. The Company’s condensed consolidated balance sheet at December 31, 2003 reflects the assets and liabilities of Mitchell Theatres, Inc., which consisted of a working capital deficit of $137,511 and theatre property and equipment of $818,545. Results of operations for Mitchell Theatres, Inc. are included in the Company’s condensed consolidated statement of operations for the three month period ended March 31, 2004.

      In January 2004, the Company sold its 50% investment in Entertainment Amusement Enterprises, Inc. for $1,500,000. The Company received proceeds of $1,250,000 in cash and a three-year $250,000 note, resulting in a gain of $468,463. The note receivable is included in deferred charges and other assets on the Company’s condensed consolidated balance sheet. The gain is included in gain on sale of assets and other on the Company’s condensed consolidated statement of operations.

CINEMARK, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4.	Assets Held for Sale

      As of March 31, 2004, the Company’s two United Kingdom theatres met the criteria of assets held for sale in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets,” thus, the results of operations of the United Kingdom theatres have been classified as discontinued operations for all periods presented.

      Amounts reported as discontinued operations in the Company’s condensed consolidated statements of operations include the following components:

	Three Months Ended
	March 31,

	2004	2003

REVENUES
Admissions	$1,175,796	$969,570
Concession	490,525	433,794
Other	187,506	125,248

Total revenues	1,853,827	1,528,612
COSTS AND EXPENSES
Cost of operations:
Film rentals and advertising	462,275	371,642
Concession supplies	138,477	126,888
Salaries and wages	300,284	284,910
Facility lease expense	435,078	363,545
Utilities and other	335,851	405,724

Total cost of operations	1,671,965	1,552,709
General and administrative expenses	277,459	149,833
Depreciation and amortization	58,878	141,200
Loss on sale of assets and other	1,800,000	—

Total costs and expenses	3,808,302	1,843,742

OPERATING LOSS	(1,954,475)	(315,130)
Income tax benefit	191,250	—

Loss from discontinued operations	$(1,763,225)	$(315,130)

      Amounts related to the United Kingdom theatres included in the Company’s condensed consolidated balance sheets are as follows:

	March 31,	December 31,
	2004	2003

Current assets	$832,360	$1,262,892
Theatre properties and equipment, net	2,782,654	4,520,104
Current liabilities	(854,290)	(1,336,145)

      On April 30, 2004, the Company sold the United Kingdom theatres for approximately $2.9 million. The divestiture resulted in a pre-tax loss of approximately $1.8 million.

CINEMARK, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5.	Earnings Per Share

      Basic earnings per share is computed by dividing income by the weighted average number of shares of common stock of all classes outstanding during the period. Diluted earnings per share is computed by dividing income by the weighted average number of shares of common stock and potentially dilutive common stock outstanding determined under the treasury stock method. The following table sets forth the computation of basic and diluted earnings per share:

	Three Months Ended
	March 31,

	2004	2003

Income from continuing operations	$11,534,977	$5,764,802

Basic:
Weighted average common shares outstanding	40,613,760	40,512,560

Income from continuing operations per common share	$0.28	$0.14

Diluted:
Weighted average common shares outstanding	40,613,760	40,512,560
Common equivalent shares for stock options	526,574	207,804

Weighted average common and common equivalent shares outstanding	41,140,334	40,720,364

Income from continuing operations per common and common equivalent share	$0.28	$0.14

6.	Stock Option Accounting

      The Company applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for stock option plans. Had compensation costs been determined based on the fair value at the date of grant for awards under the plans, consistent with the method of SFAS No. 123, “Accounting for Stock-Based Compensation” and SFAS No. 148, “Accounting for Stock-Based Compensation Transition and Disclosure”, the Company’s net income and earnings per share would have been reduced to the pro-forma amounts indicated below:

	Three Months Ended
	March 31,

	2004	2003

Net income as reported	$9,771,752	$5,449,672
Compensation expense included in reported net income, net of tax	88,463	167,321
Compensation expense under fair value method, net of tax	(162,402)	(339,414)

Pro-forma net income	$9,697,813	$5,277,579

Basic earnings per share:
As reported	$0.24	$0.13
Pro-forma	$0.24	$0.13
Diluted earnings per share:
As reported	$0.24	$0.13
Pro-forma	$0.24	$0.13

      No stock options were granted during the three month periods ended March 31, 2004 or 2003. Upon consummation of the Recapitalization on April 2, 2004, all of the Company’s outstanding stock options

CINEMARK, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

immediately vested and the majority were repurchased, resulting in compensation expense of approximately $16 million, which will be recorded in April 2004.

7.	Goodwill and Other Intangible Assets

      No additional goodwill was recorded during the three month period ended March 31, 2004. The Company recorded foreign currency translation adjustments to goodwill for the three month period ended March 31, 2004, which resulted in a net decrease to goodwill of $106,557.

      Intangible assets consisted of the following:

	March 31,	December 31,
	2004	2003

Capitalized licensing fees	$9,000,000	$9,000,000
Other intangible assets	453,465	442,561
Less: Accumulated amortization	(1,725,350)	(1,593,430)

Amortized intangible assets	7,728,115	7,849,131
Unamortized intangible assets	16,163	16,163

Total	$7,744,278	$7,865,294

      Aggregate amortization expense of $159,903 for the three month period ended March 31, 2004 consisted of $131,920 of amortization of intangible assets and $27,983 of amortization of other assets. Estimated aggregate future amortization expense for intangible assets is as follows:

For the nine months ended December 31, 2004	$395,760
For the twelve months ended December 31, 2005	527,680
For the twelve months ended December 31, 2006	527,680
For the twelve months ended December 31, 2007	527,680
For the twelve months ended December 31, 2008	527,680
Thereafter	5,221,635

Total	$7,728,115

8.	Asset Impairment

      In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the Company reviews long-lived assets for impairment on a quarterly basis or whenever events or changes in circumstances indicate the carrying amount of the assets may not be fully recoverable.

      The Company considers actual theatre level cash flow, future years budgeted theatre level cash flow, theatre property and equipment values, goodwill values, the age of a recently built theatre, competitive theatres in the marketplace, the sharing of a market with other Company theatres, changes in foreign currency exchange rates, the impact of recent ticket price changes, available lease renewal options and other factors in its assessment of impairment of individual theatre assets. Assets are evaluated for impairment on an individual theatre basis or a group of theatres that share the same marketplace, which the Company believes is the lowest applicable level for which there are identifiable cash flows. The evaluation is based on the estimated undiscounted cash flows from continuing use through the remainder of the theatre’s useful life. The remainder of the useful life correlates with the available remaining lease period for leased properties and a period of twenty years for fee owned properties. If the estimated undiscounted cash flows are not sufficient to recover an asset’s carrying amount, the Company then compares the carrying value of the asset with its fair value,

CINEMARK, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

which is determined based on estimated undiscounted cash flows. When estimated fair value is determined to be lower than the carrying value of the asset, the asset is written down to its estimated fair value. During the three month period ended March 31, 2004, the Company recorded an asset impairment charge of $1.0 million to write-down one theatre in the United States to its estimated fair value.

9.	Foreign Currency Translation

      The accumulated other comprehensive loss account in stockholders’ equity of $86,538,823 and $86,544,422 at March 31, 2004 and December 31, 2003, respectively, primarily relates to the cumulative foreign currency adjustments from translating the financial statements of Cinemark Argentina, S.A., Cinemark Brasil S.A. and Cinemark de Mexico, S.A. de C.V. into U.S. dollars.

      In 2003 and 2004, all foreign countries where the Company has operations, including Argentina, Brazil and Mexico were deemed non-highly inflationary. Thus, any fluctuation in the currency results in a cumulative foreign currency translation adjustment to the accumulated other comprehensive loss account recorded as an increase in, or reduction of, stockholders’ equity.

      On March 31, 2004, the exchange rate for the Argentine peso was 2.86 pesos to the U.S. dollar (the exchange rate was 2.94 pesos to the U.S. dollar at December 31, 2003). As a result, the effect of translating the March 31, 2004 Argentine financial statements into U.S. dollars is reflected as a cumulative foreign currency translation adjustment to the accumulated other comprehensive loss account as an increase in stockholders’ equity of $391,306. At March 31, 2004, the total assets of the Company’s Argentine subsidiaries were U.S. $16,429,320.

      On March 31, 2004, the exchange rate for the Brazilian real was 2.91 reais to the U.S. dollar (the exchange rate was 2.89 reais to the U.S. dollar at December 31, 2003). As a result, the effect of translating the March 31, 2004 Brazilian financial statements into U.S. dollars is reflected as a cumulative foreign currency translation adjustment to the accumulated other comprehensive loss account as a reduction of stockholders’ equity of $143,375. At March 31, 2004, the total assets of the Company’s Brazilian subsidiaries were U.S. $61,760,243.

      On March 31, 2004, the exchange rate for the Mexican peso was 11.21 pesos to the U.S. dollar (the exchange rate was 11.20 pesos to the U.S. dollar at December 31, 2003). As a result, the effect of translating the March 31, 2004 Mexican financial statements into U.S. dollars is reflected as a cumulative foreign currency translation adjustment to the accumulated other comprehensive loss account as a reduction of stockholders’ equity of $102,672. At March 31, 2004, the total assets of the Company’s Mexican subsidiaries were U.S. $85,456,418.

10.	Comprehensive Income

      SFAS No. 130, “Reporting Comprehensive Income,” establishes standards for the reporting and display of comprehensive income and its components in the financial statements. The Company’s comprehensive income was as follows:

	Three Months Ended
	March 31,

	2004	2003

Net income	$9,771,752	$5,449,672
Foreign currency translation adjustment	5,599	845,679

Comprehensive income	$9,777,351	$6,295,351

CINEMARK, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

11.	Supplemental Cash Flow Information

      The following is provided as supplemental information to the condensed consolidated statements of cash flows:

	Three Months Ended
	March 31,

	2004	2003

Cash paid for interest	$23,307,417	$21,162,524
Cash paid for income taxes (net of refunds)	$5,069,595	$1,396,057

      On March 31, 2004, the Company issued $577,173,000 principal amount at maturity of 9  3/4% senior discount notes due 2014, the gross proceeds of which were $360,000,115. At March 31, 2004, the proceeds are included in cash and cash equivalents on the Company’s condensed consolidated balance sheet. On April 2, 2004, these proceeds were used to fund in part the Recapitalization.

12.	Financial Information About Geographic Areas

      The Company operates in one business segment as a motion picture exhibitor. The Company has operations in the U.S., Canada, Mexico, Argentina, Brazil, Chile, Ecuador, Peru, Honduras, El Salvador, Nicaragua, Costa Rica, Panama, Colombia and the United Kingdom, which are reflected in the condensed consolidated financial statements. Below is a breakdown of select financial information by geographic area:

	Three Months Ended
	March 31,

Revenues	2004	2003

U.S. and Canada	$177,049,934	$157,593,144
Brazil	21,774,510	15,074,834
Mexico	17,800,772	15,672,170
Other foreign countries(1)	18,889,403	14,623,582
Eliminations	(402,530)	(490,583)

Total	$235,112,089	$202,473,147

	March 31,	December 31,
Theatre Properties and Equipment, Net	2004	2003

U.S. and Canada	$619,289,873	$616,729,729
Mexico	60,108,908	61,893,971
Brazil	44,984,139	44,903,308
Other foreign countries(2)	48,902,131	52,353,050

Total	$773,285,051	$775,880,058

(1)	Revenues for both periods do not include results of the United Kingdom theatres, as these theatres were classified as held for sale as of March 31, 2004.

(2)	Amounts include $2,782,654 and $4,520,104 for the United Kingdom theatres at March 31, 2004 and December 31, 2003, respectively.

13.	New Accounting Pronouncements

      In January 2003, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities — an Interpretation of ARB No. 51.” FIN 46 addresses consolidation by business enterprises of variable interest entities. FIN 46 requires a variable interest

CINEMARK, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. The Company adopted FIN 46 on January 1, 2004. The adoption of FIN 46 did not have a material impact on its condensed consolidated financial statements.

14.	Related Party Transactions

      The Company manages one theatre for Laredo Theatre, Ltd (“Laredo”). The Company is the sole general partner and owns 75% of the limited partnership interests of Laredo. Lone Star Theatres, Inc. owns the remaining 25% of the limited partnership interests in Laredo and is 100% owned by Mr. David Roberts, Lee Roy Mitchell’s son-in-law. Under the agreement, management fees are paid by Laredo to the Company at a rate of 5% of annual theatre revenues up to $50,000,000 and 3% of annual theatre revenues in excess of $50,000,000. The Company recorded $39,991 of management fee revenues and received $150,000 of distributions from Laredo during the three month period ended March 31, 2004. All such amounts are included in the Company’s condensed consolidated financial statements with the intercompany amounts eliminated in consolidation.

      The Company leases one theatre from Plitt Plaza Joint Venture (“Plitt Plaza”). Plitt Plaza is indirectly owned by Lee Roy Mitchell. Annual rent is approximately $118,000 plus certain taxes, maintenance expenses and insurance. The Company recorded $30,024 of facility lease expense payable to Plitt Plaza during the three month period ended March 31, 2004.

      The Company entered into an amended and restated profit participation agreement on March 12, 2004 with its President, Alan Stock, which became effective upon consummation of the Recapitalization and amends a profit participation agreement with Mr. Stock in effect since May 2002. Under the agreement, Mr. Stock receives a profit interest in two theatres once the Company has recovered its capital investment in these theatres plus its borrowing costs. Under this agreement, operating losses and disposition losses for any year are allocated 100% to the Company. Operating profits and disposition profits for these theatres for any fiscal year are allocated first to the Company to the extent of total operating losses and losses from any disposition of these theatres. Thereafter, net cash from operations from these theatres or from any disposition of these theatres is paid first to the Company until such payments equal the Company’s investment in these theatres, plus interest, and then 51% to the Company and 49% to Mr. Stock. No amounts have been paid to Mr. Stock to date pursuant to the profit participation agreement. During the three month period ended March 31, 2004, the Company recorded approximately $50,000 in profit sharing expense payable to Mr. Stock, which is included in general and administrative expense and other current liabilities on the Company’s condensed consolidated financial statements. In the event that Mr. Stock’s employment is terminated without cause, profits will be distributed according to this formula without first allowing the Company to recoup its investment plus interest thereon. Upon consummation of an initial public offering of the Company’s common stock, the Company will have the option to purchase Mr. Stock’s interest in the theatres for a price equal to the greater of (i) stated price reduced by any payments received during the term and (ii) 49% of adjusted theatre level cash flow multiplied by seven. The Company does not intend to enter into similar arrangements with its executive officers in the future.

15.	Litigation

      DOJ Litigation — In March 1999, the Department of Justice (“DOJ”) filed suit in the U.S. District Court, Northern District of Ohio, Eastern Division, against the Company alleging certain violations of the Americans with Disabilities Act of 1990 (the “ADA”) relating to the Company’s wheelchair seating arrangements and seeking remedial action. An order granting summary judgment to the Company was issued in November 2001. The Department of Justice appealed the district court’s ruling with the Sixth Circuit Court of Appeals. On November 7, 2003, the Sixth Circuit Court of Appeals reversed the summary judgment and sent the case back to the district court for further review without deciding whether wheelchair seating at the

CINEMARK, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Company’s theatres comply with the ADA. The Sixth Circuit Court of Appeals also stated that if the district court found that the theatres did not comply with the ADA, any remedial action should be prospective only. If the Company loses this litigation, the Company’s financial position, results of operations and cash flows may be materially and adversely affected. The Company is unable to predict the outcome of this litigation or the range of potential loss, however, management believes that based upon current precedent the Company’s potential liability with respect to such proceeding is not material in the aggregate to the Company’s financial position, results of operations and cash flows. Accordingly, the Company has not established a reserve for loss in connection with this proceeding.

      To date, there have been three divergent opinions published by federal circuit courts addressing whether wheelchair seating locations in stadium-style movie theatres must comply with an alleged “viewing angle” requirement purportedly interpreted from the “lines of sight comparable” clause of Section 4.33.3 of the ADA Accessibility Guidelines.

      On April 6, 2000, the Fifth Circuit Court of Appeals issued its decision in Lara v. Cinemark, in which it rejected an interpretation by the United States Department of Justice that Section 4.33.3 imposes a “viewing angle” requirement, and held that wheelchair seating locations in the sloped-floor areas of stadium-style movie theatres that provide unobstructed views of the movie screen comply with the “lines of sight comparable” language of Section 4.33.3 as a matter of law. Lara v. Cinemark USA, Inc., 207 F.3d 783, 788-89 (5th Cir. 2000). On August 13, 2003, the Ninth Circuit Court of Appeals issued its divided decision in Stewmon v. Regal, in which the majority deferred to an interpretation by the DOJ that Section 4.33.3 imposes a “viewing angle” requirement, and held that wheelchair seating locations in the sloped-floor areas of stadium-style movie theatres did not provide comparable “viewing angles” of the movie screen and thus were unlawful. Stewmon v. Regal Cinemas, Inc., 339 F.3d 1126, 1133 (9th Cir. 2003). On November 6, 2003, the Sixth Circuit Court of Appeals issued its opinion in United States v. Cinemark, in which it deferred in part to an interpretation by the DOJ that compliance with Section 4.33.3 includes a consideration of the quality of the “viewing angle” of the movie screen, but remanded the case to the district court to determine liability and remedies issues with dicta suggesting that any remedy should be given prospective application only. United States of America v. Cinemark USA, Inc., 348 F.3d 569, 579, 582-83 (6th Cir. 2003). These decisions have created three-way circuit conflicts on issues concerning interpreting federal accessibility law, deferring to the DOJ’s purported interpretations of federal accessibility law, and whether federal courts should retroactively apply such interpretations after construction of the subject facilities. Due to the circuit conflicts, Cinemark USA, Inc. and Regal Cinemas filed petitions for certiorari with the United State Supreme Court, but these petitions were denied on June 28, 2004. Cinemark USA, Inc. will continue to vigorously defend the Northern District of Ohio lawsuit.

      Mission, Texas Litigation — In July 2001, Sonia Rivera-Garcia and Valley Association for Independent Living filed suit in the 93rd Judicial District Court of Hidalgo County, Texas alleging certain violations of the Human Resources Code, the Texas Architectural Barriers Act, the Texas Accessibility Standards and the Deceptive Trade Practices Act relating to accessibility of movie theatres for patrons using wheelchairs at one theatre in the Mission, Texas market. The plaintiffs are seeking remedial action and unspecified damages. The Company has filed an answer denying the allegations and is vigorously defending this suit. The Company is unable to predict the outcome of this litigation or the range of potential loss, however, management believes that based upon current precedent the Company’s potential liability with respect to such proceeding is not material in the aggregate to the Company’s financial position, results of operations and cash flows. Accordingly, the Company has not established a reserve for loss in connection with this proceeding.

      From time to time, the Company is involved in other various legal proceedings arising from the ordinary course of its business operations, such as personal injury claims, employment matters and contractual disputes, most of which are covered by insurance. The Company believes its potential liability with respect to proceedings currently pending is not material, individually or in the aggregate, to the Company’s financial position, results of operations and cash flows.

$577,173,000

Cinemark, Inc.

9 3/4% Senior Discount Notes

due 2014

PROSPECTUS

June 29, 2004